ACS/PNH 8 JAN 07

RECEIVED

2007 JAN 11 A 9:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORTHERN ROCK GROUP TREASURY
Northern Rock plc
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
Telephone 0845 600 8401
Facsimile 0191 279 4694 / 6517 / 6518
DX 60350 Gosforth 2

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

[redacted]

07020263

SUPPL

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Submission September to December 2006

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Director/PDMR Shareholding Announcement dated 30 November, 2006;
- Director/PDMR Shareholding Announcement dated 5 December, 2006;
- Director/PDMR Shareholding Announcement dated 20 December, 2006;
- Holding(s) in Company Announcement dated 29 November, 2006;
- Notification of Trading Statement dated 28 September, 2006;
- Notification of Trading Statement dated 2 October, 2006;
- Directorate Change Announcement dated 18 September, 2006;
- Brokerage Announcement dated 20 December, 2006;
- Notice of Early Redemption dated 3 October, 2006;
- Publication of Final Terms dated 19 September, 2006;
- Publication of Final Terms dated 28 September, 2006;
- Publication of Final Terms dated 28 September, 2006;
- Publication of Final Terms dated 3 October, 2006;
- Publication of Final Terms dated 18 October, 2006;
- Publication of Prospectus dated 17 October, 2006;
- Voting Rights and Capital Announcement dated 21 December, 2006;
- Form 363 Annual Return for 2006 as filed with Companies House;
- Form 123 Notice of Increase in Nominal Capital as filed with Companies House;
- Form 88(2) Return of Allotment of Shares as filed with Companies House; and
- Form 128(1) Statement of Rights Attached to Allotted Shares as filed with Companies House.

PROCESSED

JAN 17 2007

THOMSON FINANCIAL

Dee 1/11

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Kind regards

Yours sincerely

A C SWALWELL
Operational Director – Debt Capital Markets

Enc.

Northern Rock plc

(incorporated with limited liability in England and Wales)

€20 billion
Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by

Northern Rock Covered Bond LLP

(a limited liability partnership incorporated in England and Wales)

Under this €20 billion covered bond programme (the **Programme**), Northern Rock plc (the **Issuer**) may from time to time issue bonds (the **Covered Bonds**) denominated in any currency agreed between the Issuer and the relevant Dealer(s) (as defined below).

Northern Rock Covered Bond LLP (the **LLP**) has guaranteed payments of interest and principal under the Covered Bonds pursuant to a guarantee which is secured over the Portfolio (as defined below) and its other assets. Recourse against the LLP under its guarantee is limited to the Portfolio and such assets.

Covered Bonds may be issued in bearer or registered form. The maximum aggregate nominal amount of all Covered Bonds from time to time outstanding under the Programme will not exceed €20 billion (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to increase as described herein.

The Covered Bonds may be issued on a continuing basis to one or more of the Dealers specified under *Summary* of the Programme and any additional Dealer appointed under the Programme from time to time by the Issuer (each, a **Dealer** and together, the **Dealers**), which appointment may be for a specific issue or on an ongoing basis. References in this Prospectus to the **relevant Dealer(s)** shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the **UK Listing Authority**) for Covered Bonds issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the official list of the UK Listing Authority (the **Official List**) and to the London Stock Exchange plc (the **London Stock Exchange**) for such Covered Bonds to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. References in this Prospectus to Covered Bonds being "listed" (and all related references) shall mean that such Covered Bonds have been admitted to the Official List and have been admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. The London Stock Exchange's Gilt-Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC (the **Investment Services Directive**).

Notice of the aggregate nominal amount of Covered Bonds, interest (if any) payable in respect of Covered Bonds, the issue price of Covered Bonds and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under *Terms and Conditions of the Covered Bonds*) of Covered Bonds will be set out in a final terms supplement which, with respect to Covered Bonds to be listed on the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of such Tranche of Covered Bonds.

The Programme provides that Covered Bonds may be listed and/or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer, the LLP, the Bond Trustee (as defined below), the Security Trustee (as defined below) and the relevant Dealer(s). The Issuer may also issue Covered Bonds which are not to be listed and/or admitted to trading on any market. The relevant Final Terms in respect of the issue of any Covered Bonds will specify whether or not such Covered Bonds will be admitted to the Official List and to trading on the London Stock Exchange's Gilt-Edged and Fixed Rate Interest Market (or any other listing authority, stock exchange and/or quotation system, if applicable).

An investment in Covered Bonds issued under the Programme involves certain risks. See *Risk Factors* for a discussion of certain factors to be considered in connection with an investment in the Covered Bonds.

The Covered Bonds and the Covered Bond Guarantee (as defined below) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the **Securities Act**), and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons unless such securities are registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. See *Form of the Covered Bonds* for a description of the manner in which Covered Bonds will be issued. Registered Covered Bonds are subject to certain restrictions on transfer, see *Subscription and Sale and Transfer and Selling Restrictions.*

The Issuer and the LLP may agree with any Dealer and the Bond Trustee that Covered Bonds may be issued in a form not contemplated by the Terms and Conditions of the Covered Bonds herein, in which event (in the case of Covered Bonds admitted to the Official List only) a supplementary prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Covered Bonds.

The Covered Bonds issued under the Programme are expected on issue to be assigned an "AAA" rating by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., an "AAA" rating by Fitch Ratings Ltd. and an "Aaa" rating by Moody's Investors Service Limited. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.

Arrangers for the Programme

Barclays Capital | **HSBC**

Dealers

ABN AMRO | **Barclays Capital** | **Citigroup**
Deutsche Bank | **Dresdner Kleinwort** | **HSBC**
HVB Corporates and Markets | **IXIS Corporate & Investment Bank** | **UBS Investment Bank**
WestLB AG

The date of this Prospectus is 27 September 2006.

This Prospectus has been approved by the UK Listing Authority as a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the **Prospectus Directive**) and has been published in accordance with the prospectus rules made under the Financial Services and Markets Act 2000.

The Issuer and the LLP (each a **Responsible Person**) accepts responsibility for the information contained in this prospectus (the **Prospectus**). To the best of the knowledge and belief of each of the Issuer and the LLP (each having taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of each Final Terms (in the case of Covered Bonds to be admitted to the Official List) will be available from the registered office of the Issuer and from the specified office set out below of each of the Paying Agents (as defined below). Final Terms relating to the Covered Bonds which are admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market will also be available for inspection on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/engb/pricesnews/marketnews/.

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see *Documents Incorporated by Reference below*). This Prospectus shall be read and construed on the basis that such documents are so incorporated and form part of this Prospectus.

The information contained in this Prospectus was obtained from the Issuer and other sources, but no assurance can be given by the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of this information. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers, the Bond Trustee or the Security Trustee as to the accuracy or completeness of the information contained or incorporated in this Prospectus or any other information provided by the Issuer and the LLP in connection with the Programme. Neither the Dealers nor the Bond Trustee nor the Security Trustee accepts any liability in relation to the information contained or incorporated by reference in this Prospectus or any other information provided by the Issuer and the LLP in connection with the Programme.

No person is or has been authorised by the Issuer, the LLP, any of the Dealers, the Bond Trustee or the Security Trustee to give any information or to make any representation not contained in or not consistent with this Prospectus or any other information supplied in connection with the Programme or the Covered Bonds and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the LLP, any of the Dealers, the Bond Trustee or the Security Trustee.

Neither this Prospectus nor any other information supplied in connection with the Programme or any Covered Bonds (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the LLP, the Seller, any of the Dealers, the Bond Trustee or the Security Trustee that any recipient of this Prospectus or any other information supplied in connection with the Programme or any Covered Bonds should purchase any Covered Bonds. Each investor contemplating purchasing any Covered Bonds should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and/or the LLP. Neither this Prospectus nor any other information supplied in connection with the Programme or the issue of any Covered Bonds constitutes an offer or invitation by or on behalf of the Issuer, the LLP, the Seller, any of the Dealers, the Bond Trustee or the Security Trustee to any person to subscribe for or to purchase any Covered Bonds.

Neither the delivery of this Prospectus nor the offering, sale or delivery of any Covered Bonds shall in any circumstances imply that the information contained herein concerning the Issuer and/or the LLP and/or the Seller is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers, the Bond Trustee and the Security Trustee expressly do not undertake to review the financial condition or affairs of the Issuer, the LLP or the Seller during the life of the Programme or to advise any investor in the Covered Bonds of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Prospectus when deciding whether or not to purchase any Covered Bonds.

The Covered Bonds in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to United States persons, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and the regulations promulgated thereunder.

This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Covered Bonds in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Prospectus and the offer or sale of Covered Bonds may be restricted by law in certain jurisdictions. The Issuer, the LLP, the Dealers, the Bond Trustee and the Security Trustee do not represent that this Prospectus may be lawfully distributed, or that any Covered Bonds may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the LLP, the Dealers, the Bond Trustee or the Security Trustee which would permit a public offering of any Covered Bonds outside the European Economic Area or distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no Covered Bonds may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Prospectus or any Covered Bonds may come must inform themselves about, and observe, any such restrictions on the distribution of this Prospectus and the offering and sale of Covered Bonds. In particular, there are restrictions on the distribution of this Prospectus and the offer or sale of Covered Bonds in the United States, the European Economic Area (including the United Kingdom (**UK**), the Republic of Italy and Germany) and Japan, see *Subscription and Sale and Transfer and Selling Restrictions.*

This Prospectus has not been submitted for clearance to the *Autorité des marchés financiers* in France.

All references in this document to **Sterling** and **£** refer to pounds sterling, references to **euro** and **€** refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to **U.S. Dollars** and **$** refer to United States dollars and references to **Yen**, **JPY** and **¥** refer to Japanese Yen.

In connection with the issue of any Tranche of Covered Bonds, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Covered Bonds (provided that, in the case of any Tranche of Covered Bonds to be admitted to trading on the London Stock Exchange, the aggregate principal amount of Covered Bonds allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Covered Bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche of Covered Bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Covered Bonds and 60 days after the date of the allotment of the relevant Tranche of Covered Bonds.

In making an investment decision, investors must rely on their own examination of the Issuer and the LLP and the terms of the Covered Bonds being offered, including the merits and risks involved. The Covered Bonds have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities commission or other regulatory authority in the United States, nor have the foregoing authorities approved this Prospectus or confirmed the accuracy or determined the adequacy of the information contained in this Prospectus. Any representation to the contrary is unlawful.

None of the Dealers, the Issuer, the LLP, the Security Trustee or the Bond Trustee makes any representation to any investor in the Covered Bonds regarding the legality of its investment under any applicable laws. Any investor in the Covered Bonds should be able to bear the economic risk of an investment in the Covered Bonds for an indefinite period of time.

Table of Contents

Defined Terms

Capitalised terms used in this Prospectus have the meaning set out in the glossary unless they are defined where they first appear in this Prospectus.

Documents Incorporated by Reference

The audited consolidated and non-consolidated annual financial statements of the Issuer for the financial years ended 31 December 2004 and 31 December 2005, and the unaudited interim financial statements for the period ended 30 June 2006 which have previously been published and have been approved by the Financial Services Authority or filed with it shall be incorporated in, and form part of, this Prospectus, provided that any statement contained herein or in a document all or the relevant portion of which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in any such document, all or the relevant portion of which, is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall, except as so modified or superseded, constitute a part of this Prospectus.

Copies of documents incorporated by reference in this Prospectus can be obtained from the Issuer's website at www.northernrock.co.uk and from the specified office of the Agent in London and will be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/.

In the event of any significant new factor arising or any material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of any Covered Bonds, the Issuer will prepare and publish a supplement to this Prospectus or publish a new prospectus for use in connection with any subsequent issue of Covered Bonds. In addition, the Issuer and the LLP have each undertaken to the Dealers in the Programme Agreement (as defined in *Subscription and Sale and Transfer and Selling Restrictions*) to comply with section 87G of the FSMA.

Summary, Transaction Overview and Terms and Conditions of the Covered Bonds

This Summary must be read as an introduction to this Prospectus and any decision to invest in any Covered Bonds should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to either Responsible Person in such Member State in respect of this Summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Words and expressions defined elsewhere in this Prospectus shall have the same meanings in this summary. A glossary of certain defined terms used in this document is contained at the end of this Prospectus.

Summary

Structure Diagram



Northern Rock plc
Seller
Mortgage Loans and Related Security
Consideration
Northern Rock Covered Bond LLP
LLP
Northern Rock plc
Interest Rate Swap Provider
Third party
Covered Bond Swap Providers
Intercompany Loan
Repayment of Intercompany Loan
Northern Rock plc
Issuer
Covered Bond Guarantee and Deed of Charge
Covered Bond Proceeds
Covered Bonds
Covered Bondholders/ Bond Trustee/ Security Trustee Swap Providers

Structure Overview

- *Programme:* Under the terms of the Programme, the Issuer will issue Covered Bonds to Covered Bondholders on each Issue Date. The Covered Bonds will be direct, unsecured and unconditional obligations of the Issuer.
- *Intercompany Loan Agreement:* Under the terms of the Intercompany Loan Agreement, the Issuer will make Term Advances to the LLP in an amount equal to the gross proceeds of each Series or, as applicable, Tranche of Covered Bonds. Payments by the Issuer of amounts due under the Covered Bonds are not conditional upon receipt by the Issuer of payments from the LLP pursuant to the Intercompany Loan Agreement. Amounts owed by the LLP under the Intercompany Loan Agreement will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee.
- *Covered Bond Guarantee:* Under the terms of the Trust Deed, the LLP has provided a guarantee as to payments of interest and principal under the Covered Bonds. The LLP has agreed to pay an amount equal to the Guaranteed Amounts when the same shall become Due for Payment but which would otherwise be unpaid by the Issuer. The obligations of the LLP under the Covered Bond Guarantee constitute direct and (following the occurrence of an Issuer Event of Default, the service of an Issuer Acceleration Notice on the Issuer and the service of a Notice to Pay on the LLP or, if earlier, the service on the Issuer and the LLP of an LLP Acceleration Notice) unconditional obligations of the LLP, secured as provided in the Deed of Charge. The recourse of the Covered Bondholders to the LLP under the Covered Bond Guarantee will be limited to the assets of the LLP from time to time.
- *The proceeds of Term Advances:* The LLP will use the proceeds of the Term Advances received under the Intercompany Loan Agreement from time to time (if not denominated in Sterling, after swapping the same into Sterling under the relevant Covered Bond Swap Agreement) (i) to purchase the Initial Portfolio and each New Portfolio, consisting of Mortgage Loans and their Related Security, from the Seller in accordance with the terms of the Mortgage Sale Agreement and/or (ii) to invest in Substitution Assets in an amount not exceeding the prescribed limit and/or (iii) (subject to complying with the Asset Coverage Test (as defined below)) to make a Capital Distribution to a Member and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced (by the issue of a further Series or Tranche of Covered Bonds), to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced and/or (v) to make a deposit in the GIC Account. To protect the value of the Portfolio under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) will be obliged to ensure that the Asset Coverage Test (as described below) will be satisfied on each Calculation Date.
- *Consideration:* Under the terms of the Mortgage Sale Agreement, the consideration payable to the Seller for the sale of Mortgage Loans and their Related Security to the LLP on any Transfer Date will be a combination of (i) a cash payment paid by the LLP to the Seller and/or (ii) the Seller being treated as having made a Capital Contribution to the LLP (in an amount up to the difference between the Current Balance of the Mortgage Loans sold by the Seller as at the relevant Transfer Date and the cash payment (if any) paid by the LLP) and (iii) Deferred Consideration.
- *Security:* To secure its obligations under the Covered Bond Guarantee and the Transaction Documents to which it is a party, the LLP has granted security over the Charged Property (which consists principally of the LLP's interest in the Portfolio, the Substitution Assets, the Transaction Documents to which it is a party, the LLP Accounts and the Authorised Investments) in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors) pursuant to the Deed of Charge.
- *Cashflows:* Prior to service of a Notice to Pay on the LLP under the Covered Bond Guarantee the LLP will:
    - apply Available Revenue Receipts to pay interest due on the Term Advances (the proceeds of which the Issuer may apply to pay interest due on the Covered Bonds) and to pay Deferred Consideration to the Seller in respect of the Mortgage Loans sold by the Seller to the LLP. However, these payments will only be made after payment of certain items ranking higher in the Pre-Acceleration Revenue Priority of Payments (including certain expenses and amounts due to the Interest Rate Swap Provider). For further details of the Pre-Acceleration Revenue Priority of Payments, see *Cashflows* below; and

- apply Available Principal Receipts towards making Capital Distributions to the Members but only after, *inter alia*, acquiring New Mortgage Loans and their Related Security offered by the Seller to the LLP. For further details of the Pre-Acceleration Principal Priority of Payments, see *Cashflows* below.

  Following service on the LLP of a Notice to Pay (but prior to an LLP Event of Default and service of an LLP Acceleration Notice on the LLP) the LLP will use all monies (other than Third Party Amounts) to pay Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment subject to paying certain higher ranking obligations of the LLP in the Guarantee Priority of Payments. In such circumstances, the Seller (as a Member of the LLP) will only be entitled to receive any remaining income of the LLP after all amounts due under the Covered Bond Guarantee in respect of the Covered Bonds have been paid in full or have otherwise been provided for.

  Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice on the LLP, the Covered Bonds will become immediately due and repayable (if not already due and payable following the occurrence of an Issuer Event of Default) and the Bond Trustee will then have a claim against the LLP under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount in respect of each Covered Bond together with accrued interest and any other amounts due under the Covered Bonds other than additional amounts payable by the Issuer under Condition 7 and the security created by the LLP over the Charged Property will become enforceable. Any moneys recovered by the Security Trustee from realisation of the Charged Property following enforcement of the Security created by the LLP in accordance with the Deed of Charge will be distributed according to the Post-Enforcement Priority of Payments.

- *Asset Coverage:* The Programme provides that the assets of the LLP are subject to an asset coverage test in respect of the Covered Bonds. Accordingly, for so long as Covered Bonds remain outstanding, the LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date, the Adjusted Aggregate Mortgage Loan Amount will be in an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds from time to time. The Asset Coverage Test will be tested by the Cash Manager on each Calculation Date. A breach of the Asset Coverage Test will constitute an Issuer Event of Default to the extent that the same has not been cured on or before the next Calculation Date, which will entitle the Bond Trustee to serve an Issuer Acceleration Notice on the Issuer and, upon the service of such notice, the Bond Trustee shall serve a Notice to Pay on the LLP under the Covered Bond Guarantee.

- *Amortisation Test:* In addition, following service of a Notice to Pay on the LLP (but prior to service of an LLP Acceleration Notice) and, for so long as Covered Bonds remain outstanding, the LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date following an Issuer Event of Default, the Amortisation Test Aggregate Mortgage Loan Amount will be in an amount at least equal to the aggregate Principal Amount Outstanding of the Covered Bonds from time to time. The Amortisation Test will be tested by the Cash Manager on each Calculation Date following an Issuer Event of Default. A breach of the Amortisation Test will constitute an LLP Event of Default, which will entitle the Bond Trustee to declare the Covered Bonds immediately due and repayable and entitle the Security Trustee to enforce the Security over the Charged Property.

- *Extendable obligations under the Covered Bond Guarantee:* An Extended Due for Payment Date may be specified as applying in relation to a Series of Covered Bonds in the applicable Final Terms. This means that if the Issuer fails to pay the Final Redemption Amount of the relevant series of Covered Bonds on the Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount of the relevant Series of Covered Bonds are not paid in full by the Extension Determination Date (for example because, following the service of a Notice to Pay on the LLP, the LLP has insufficient moneys available in accordance with the Guarantee Priority of Payments to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount of the relevant Series of Covered Bonds) then payment of the unpaid amount pursuant to the Covered Bond Guarantee shall be automatically deferred and shall be due and payable one year later on the

Extended Due for Payment Date (subject to any applicable grace period). The LLP will pay the Guaranteed Amounts constituting Scheduled Interest on each Original Due for Payment Date and on the Extended Due for Payment Date.

- *Servicing:* In its capacity as Servicer, Northern Rock has entered into the Servicing Agreement with the LLP and the Security Trustee, pursuant to which the Servicer has agreed to provide administrative services in respect of the Mortgage Loans and their Related Security sold by the Seller to the LLP.
- *Further Information:* For a more detailed description of the transactions summarised above relating to the Covered Bonds see, amongst other relevant sections of this Prospectus, *Summary of the Programme, Terms and Conditions of the Covered Bonds, Summary of the Principal Documents, Credit structure, Cashflows and The Portfolio, below.*

Ownership Structure of Northern Rock Covered Bond LLP

- As at the Programme Date the Members of the LLP are the Seller and the Liquidation Member.
- Other than in respect of those decisions reserved to the Members, the LLP Management Board (comprised of, as at the Programme Date, directors and/or employees of the Seller) will manage and conduct the business of the LLP and will have all the rights, power and authority to act at all times for and on behalf of the LLP.


Moore Investments Limited, an SPV owned 20% by Northern Rock plc (the Liquidation Member)
Northern Rock plc
Member
Member
Northern Rock Covered Bond LLP

Ownership Structure of the Liquidation Member

- As at the Programme Date, the issued share capital of the Liquidation Member is held 20 per cent. by Northern Rock and 80 per cent. by Holdings.
- The issued capital of Holdings is held 100 per cent. by Mourant & Co. Trustees Limited as share trustee on trust for charitable purposes.



Mourant & Co.
Trustees Limited
Share Trustee
100% of shares held on trust for charitable purposes
Northern Rock plc
Moore Holdings Limited
Holdings
20% of shares
80% of shares
Moore Investments Limited
Liquidation Member

Transaction Overview

Information relating to the Issuer:

Issuer:	Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 on 30 October 1996 (with registration number 3273685). The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom. Its internet address is www.northernrock.co.uk and its telephone number is +44 845 600 8401.
Business of the Issuer:	The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the UK funded in the retail, wholesale, covered bond and securitisation markets. The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 30 June 2006, the Issuer and its subsidiaries and associated undertakings had statutory total assets of £88.8 billion. The Issuer is the fifth largest mortgage lender in the UK based upon loans outstanding and has been consistently in the top three mortgage lenders based on new net loans originated. In the UK mortgage market, the Issuer had an estimated market share of approximately 12.1 per cent. on the basis of net residential lending during the first half of 2006 of £6.4 billion and an estimated market share of approximately 7.8 per cent. on the basis of gross residential lending during the first half of 2006 of £14.8 billion. The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company effective 1 October 1997.

Information relating to the LLP:

The LLP:	Northern Rock Covered Bond LLP, a limited liability partnership incorporated in England and Wales on 20 February 2004 as a limited liability partnership (with registered number OC306984) with limited liability under the Limited Liability Partnerships Act 2000 (the **LLPA 2000**) by Northern Rock and the Liquidation Member as its Members. The principal place of business of the LLP is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL. The LLP has no subsidiaries. Its telephone number is +44 845 600 8401.
Business of the LLP	The LLP is a special purpose vehicle whose business is to acquire, *inter alia*, Mortgage Loans and their Related Security from the Seller pursuant to the terms of the Mortgage Sale Agreement and to guarantee the Covered Bonds. The LLP will hold the Portfolio and the other Charged Property in accordance with the terms of the Transaction Documents. The LLP has provided a guarantee covering all Guaranteed Amounts when the same shall become Due for Payment, but only following the occurrence of an Issuer Event of Default, service on the Issuer of an Issuer Acceleration Notice and service on the LLP of a Notice to Pay. The obligations of the LLP under such guarantee and the other Transaction Documents to which it is a party are secured by the assets from time to time of the LLP and recourse against the LLP is limited to such assets.

The LLP has not engaged since its incorporation, and will not engage whilst the Covered Bonds or any Term Advance remains outstanding, in any material activities other than activities incidental to its incorporation under the LLPA 2000, activities contemplated under the Transaction Documents to which it is or will be a party, applying for a standard licence under the Consumer Credit Act 1974, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to the foregoing.

Information relating to the Programme:

Seller: Northern Rock, which is in the business of originating residential mortgage loans and other banking activities. For a description of the business of the Seller, see *The Issuer*, above.

Servicer: Pursuant to the terms of the Servicing Agreement, Northern Rock has been appointed to service, on behalf of the LLP, the Mortgage Loans and Related Security sold by the Seller.

Cash Manager: Northern Rock has also been appointed, *inter alia*, to provide cash management services to the LLP and to monitor compliance by the LLP with the Asset Coverage Test and the Amortisation Test pursuant to the terms of the Cash Management Agreement.

Principal Paying Agent: Citibank N.A., acting through its offices at 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB has been appointed pursuant to the Agency Agreement as issuing and principal paying agent and agent bank.

Exchange Agent and Transfer Agent: Citibank N.A., acting through its offices at 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, has been appointed pursuant to the Agency Agreement as Exchange Agent and Transfer Agent.

Bond Trustee: The Bank of New York, London Branch, acting through its offices at 48th Floor, One Canada Square, London E14 5AL has been appointed to act as Bond Trustee on behalf of the Covered Bondholders in respect of the Covered Bonds and holds the benefit of, *inter alia*, the Covered Bond Guarantee on behalf of the Covered Bondholders pursuant to the terms of the Trust Deed.

Registrar: Citibank N.A., acting through its offices at 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

Security Trustee: The Bank of New York, London Branch, acting through its office at 48th Floor, One Canada Square, London E14 5AL has been appointed to act as Security Trustee to hold the benefit of the security granted by the LLP to the Security Trustee (for itself, the Covered Bondholders and other Secured Creditors) under the Deed of Charge.

Asset Monitor: A reputable institution acceptable to the Rating Agencies, appointed pursuant to the Asset Monitor Agreement as an independent monitor to perform tests in respect of the Asset Coverage Test and the Amortisation Test when required.

Covered Bond Swap Provider: Each swap provider which agrees to act as Covered Bond Swap Provider to the LLP to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay) and under the Covered Bond Guarantee in respect of the Covered Bonds (after service of a Notice to Pay) by entering into the Covered Bond Swaps with the LLP and the Security Trustee under the Covered Bond Swap Agreements. In the event that the ratings of a Covered Bond Swap Provider fall

below a specified ratings level, the relevant Covered Bond Swap Provider will be required to obtain a guarantee of its obligations from an appropriately rated guarantor or put in place some other arrangement.

Interest Rate Swap Provider:	Northern Rock (in its capacity as the Interest Rate Swap Provider) has agreed to act as a swap provider to the LLP to hedge possible variances between the rates of interest payable on the Mortgage Loans sold by the Seller to the LLP and LIBOR for three month Sterling deposits by entering into the Interest Rate Swap with the LLP and the Security Trustee under the Interest Rate Swap Agreement. The Interest Rate Swap Provider will be required to obtain a guarantee of its obligations or put in place some other arrangement in the event that its ratings fall below a specified ratings level. For a more detailed description of the Interest Rate Swap Provider, see *The Issuer/Seller*, below.
GIC Provider:	Northern Rock.
Account Bank:	Northern Rock.
Stand-by GIC Provider:	Lloyds TSB Bank plc acting through its office at Financial Markets Division, 25 Monument Street, London EC2R 8BQ has agreed to act as Stand-by GIC Provider to the LLP pursuant to the terms of the Guaranteed Investment Contract.
Stand-by Account Bank:	Lloyds TSB Bank plc acting through its office at City Office, PO Box 72, Bailey Drive, Gillingham Business Park, Gillingham, Kent ME8 0LS has agreed to act as Stand-by Account Bank to the LLP pursuant to the terms of the Bank Account Agreement.
Liquidation Member:	Moore Investments Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87047). The Liquidation Member is 20 per cent. owned by Northern Rock and 80 per cent. owned by Holdings.
Holdings:	Moore Holdings Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87018). All of the shares of Holdings are held on behalf of the Share Trustee on trust for general charitable purposes.
Share Trustee:	Mourant & Co. Trustees Limited of 22 Grenville Street, St. Helier, Jersey JE4 8PX.
Corporate Services Providers:	Mourant & Co. Capital (SPV) Limited and Mourant & Co. Limited have been appointed to provide certain corporate services to the Liquidation Member and Holdings, respectively, pursuant to the Corporate Services Agreements.
Description:	Global Covered Bond Programme.
Arrangers:	Barclays Bank PLC and HSBC Bank plc.
Dealers:	ABN AMRO Bank N.V., Barclays Bank PLC, Bayerische Hypo- und Vereinsbank AG, Citigroup Global Markets Limited, Deutsche Bank AG, Dresdner Bank Aktiengesellschaft, HSBC Bank plc, IXIS Corporate & Investment Bank, UBS Limited and WestLB AG and any other Dealers appointed from time to time in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Covered Bonds denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see *Subscription and Sale and Transfer and Selling Restrictions*).

Swiss Francs

Issues of Covered Bonds denominated in Swiss Francs or carrying a Swiss Franc-related element with a maturity of more than one year (other than Covered Bonds privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2nd December, 1996. Under the said regulations, the relevant Dealer(s) or, in the case of a syndicated issue, the lead manager (the **Swiss Dealer**), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Covered Bonds.

Programme Size: Up to €20 billion (or its equivalent in other currencies) outstanding at any time as described herein. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution: Covered Bonds may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Specified Currency: Subject to any applicable legal or regulatory restrictions, such currency or currencies as may be agreed from time to time by the Issuer, the relevant Dealer(s), the Principal Paying Agent and the Bond Trustee.

Redenomination: The applicable Final Terms may provide that certain Covered Bonds may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.

Maturities: Such maturities as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

Issue Price: Covered Bonds may be issued at par or at a premium or discount to par on a fully-paid basis.

Form of Covered Bonds: The Covered Bonds will be issued in bearer or registered form as described in *Form of the Covered Bonds*. Registered Covered Bonds will not be exchangeable for Bearer Covered Bonds and vice versa.

Fixed Rate Covered Bonds: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms).

Floating Rate Covered Bonds:	Floating Rate Covered Bonds will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Dealer(s), as set out in the applicable Final Terms. The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each issue of Floating Rate Covered Bonds.
Index Linked Covered Bonds:	Payments of principal in respect of Index Linked Redemption Covered Bonds or of interest in respect of Index Linked Interest Covered Bonds will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree (as set out in the applicable Final Terms).
Other provisions in relation to Floating Rate Covered Bonds and Index Linked Interest Covered Bonds:	Floating Rate Covered Bonds and Index Linked Interest Covered Bonds may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Final Terms). Interest on Floating Rate Covered Bonds and Index Linked Interest Covered Bonds in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer(s).
Dual Currency Covered Bonds:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Covered Bonds will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree (as set out in the applicable Final Terms).
Zero Coupon Covered Bonds:	Zero Coupon Covered Bonds may be offered and sold at a discount to their nominal amount unless otherwise specified in the applicable Final Terms.
Redemption:	The applicable Final Terms relating to each Tranche of Covered Bonds will indicate either that the relevant Covered Bonds of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or if it becomes unlawful for any Term Advance to remain outstanding or following an Issuer Event of Default or an LLP Event of Default) or that such Covered Bonds will be redeemable at the option of the Issuer and/or the Bondholders upon giving not more than 60 nor less than 30 days' irrevocable notice (or such other notice period (if any) as is indicated in the applicable Final Terms) to the Bond Trustee, the Principal Paying Agent (in the case of the redemption of Registered Covered Bonds), the Registrar and the Covered Bondholders or to the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer(s) (as set out in the applicable Final Terms).

The applicable Final Terms may provide that Covered Bonds may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.

Extendable obligations under the Covered Bond Guarantee:

The applicable Final Terms may also provide that the LLP's obligations under the Covered Bond Guarantee to pay the Guaranteed Amounts corresponding to the Final Redemption Amount of the applicable Series of Covered Bonds on their Final Maturity Date may be deferred until the Extended Due for Payment Date. In such case, such deferral will occur automatically if the Issuer fails to pay the Final Redemption Amount of the relevant Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if the Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds are not paid in full by the Extension Determination Date (for example, because the LLP has insufficient moneys to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of the relevant Series of Covered Bonds after payment of higher ranking amounts and taking into account amounts ranking *pari passu* in the Guarantee Priority of Payments). To the extent that the LLP has received a Notice to Pay in sufficient time and has sufficient moneys to pay in part the Final Redemption Amount, such partial payment shall be made as described in Condition 6(a). Interest will continue to accrue and be payable on the unpaid amount up to the Extended Due for Payment Date in accordance with Condition 4 and the LLP will make payments of Guaranteed Amounts constituting Scheduled Interest on each relevant Due for Payment Date and Extended Due for Payment Date.

Denomination of Covered Bonds:

Covered Bonds will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that the minimum denomination of each Covered Bond will be such amount as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to the relevant Specified Currency and save that the minimum denomination of each Covered Bond admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1000 (or, if the Covered Bonds are denominated in a currency other than the euro, the equivalent amount in such a currency at the time of issue).

Unless otherwise stated in the applicable Final Terms, the minimum denomination of each Definitive IAI Registered Covered Bond will be U.S.$500,000 or its approximate equivalent in other Specified Currencies and the minimum denomination of each Definitive Rule 144A Covered Bond will be U.S.$100,000 or its approximate equivalent in other Specified Currencies.

Taxation:

All payments in respect of the Covered Bonds will be made without deduction or withholding for or on account of UK taxes, subject as provided in Condition 7. If any such deduction or withholding is made the Issuer will, save as provided in Condition 7, be required to pay additional amounts in respect of the amounts so deducted or withheld. Under the Covered Bond Guarantee, the LLP will not be liable to pay any such additional amounts payable by the Issuer under Condition 7.

Cross Default:

Each Series of Covered Bonds will cross accelerate as against the LLP at the same time.

Status of the Covered Bonds:	The Covered Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves and (save for any applicable statutory provisions) at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.
Covered Bond Guarantee:	Payment of Guaranteed Amounts in respect of the Covered Bonds when Due for Payment will be irrevocably guaranteed by the LLP. The obligations of the LLP to make payment in respect of the Guaranteed Amounts when Due for Payment are subject to the condition that an Issuer Event of Default occurs, an Issuer Acceleration Notice is served on the Issuer and a Notice to Pay is served on the LLP. The obligations of the LLP under the Covered Bond Guarantee will accelerate against the LLP upon the service of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets.
Listing and Admission to trading:	Application has been made to the UK Listing Authority for Covered Bonds issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the Official List and to the London Stock Exchange for such Covered Bonds to be admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market. Covered Bonds may be listed and/or admitted to trading, as the case may be, on such other or further stock exchange(s) or markets, as may be agreed between the Issuer, the LLP, the Bond Trustee, the Security Trustee and the relevant Dealer(s) in relation to each issue. Covered Bonds which are neither listed nor admitted to trading on any market may also be issued. The Final Terms relating to each Tranche of the Covered Bonds will state whether or not the relevant Covered Bonds are to be listed and/or admitted to trading and, if so, on which stock exchanges and markets.
Governing Law:	The Covered Bonds will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of any Tranche of Covered Bonds in the United States, the European Economic Area (including, the UK, the Republic of Italy and Germany) and Japan. Other restrictions may apply in connection with the offering and sale of a particular Tranche of Covered Bonds. See *Subscription and Sale and Transfer and Selling Restrictions.*
Risk Factors	A description of certain factors that may affect the Issuer's ability to fulfil its obligations under Covered Bonds issued under the Programme is set out under *Risk Factors* below and includes exposure to credit risk and market risk. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Covered Bonds issued under the Programme, see *Risk Factors.*

Risk Factors

This section describes the principal risk factors associated with an investment in the Covered Bonds. Prospective purchasers of Covered Bonds should consider carefully all the information contained in this document, including the considerations set out below, before making any investment decision. This section of the Prospectus is divided into three main sections – General Risk Factors, Risk Factors relating to the Issuer and Risk Factors relating to the LLP.

GENERAL RISK FACTORS

Issuer liable to make payments when due on the Covered Bonds

The Issuer is liable to make payments when due on the Covered Bonds. The obligations of the Issuer under the Covered Bonds are direct, unsecured, unconditional and unsubordinated obligations, ranking *pari passu* without any preference amongst themselves and equally with its other direct, unsecured, unconditional and unsubordinated obligations.

The LLP has no obligation to pay the Guaranteed Amounts payable under the Covered Bond Guarantee until the occurrence of an Issuer Event of Default, service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice and on the LLP of a Notice to Pay or, if earlier, following the occurrence of an LLP Event of Default, service by the Bond Trustee of an LLP Acceleration Notice. The occurrence of an Issuer Event of Default does not constitute an LLP Event of Default. However, failure by the LLP to pay amounts when Due for Payment under the Covered Bond Guarantee would constitute an LLP Event of Default which would entitle the Bond Trustee to accelerate the obligations of the Issuer under the Covered Bonds (if they have not already become due and payable) and the obligations of the LLP under the Covered Bond Guarantee and the Security Trustee to enforce the Security.

Obligations under the Covered Bonds

The Covered Bonds will not represent an obligation or be the responsibility of any of the Dealers, the Bond Trustee, the Security Trustee or any other party to the Programme, their officers, members, directors, employees, security holders or incorporators, other than the Issuer and the LLP. The Issuer and the LLP will be liable solely in their corporate capacity for their obligations in respect of the Covered Bonds and such obligations will not be the obligations of their respective officers, members, directors, employees, security holders or incorporators.

Covered Bonds issued under the Programme

Save in respect of the first issue of Covered Bonds, Covered Bonds issued under the Programme will either be fungible with an existing Series of Covered Bonds or have different terms to an existing Series of Covered Bonds (in which case they will constitute a new Series). All Covered Bonds issued from time to time will rank *pari passu* with each other in all respects and will share in the security granted by the LLP under the Deed of Charge. If an Issuer Event of Default occurs in respect of a particular Series of Covered Bonds, the Covered Bonds of all Series outstanding will accelerate at the same time against the Issuer (following service of an Issuer Acceleration Notice) but will be subject to, and have the benefit of, payments made by the LLP under the Covered Bond Guarantee (following service of a Notice to Pay). If an LLP Event of Default occurs, following service of an LLP Acceleration Notice the Covered Bonds of all Series outstanding will accelerate against the Issuer (if not already accelerated following an Issuer Event of Default) and the obligations of the LLP under the Covered Bond Guarantee will accelerate. In order to ensure that any further issue of Covered Bonds under the Programme does not adversely affect existing Covered Bondholders:

- the Issuer will be obliged to apply the proceeds of any issue of Covered Bonds to make a Term Advance to the LLP. The LLP will use the proceeds of such Term Advance (after swapping the same into Sterling if necessary) (i) to acquire Mortgage Loans and their Related Security from the Seller and/or (ii) to acquire Substitution Assets up to the prescribed limit, and/or (iii) (subject to complying with the Asset Coverage Test (as defined below)) to make a Capital Distribution to a Member; and/or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced and/or (v) to make a deposit in the GIC Account; and

- the Asset Coverage Test will be required to be met both before and immediately after any further issue of Covered Bonds; and

- on or prior to the date of issue of any further Covered Bonds, the Issuer will be obliged to obtain written confirmation from the Rating Agencies (addressed to the Issuer, the Bond Trustee and the Security Trustee) that such further issue would not adversely affect the then current ratings of the existing Covered Bonds.

Security Trustee's powers may affect the interests of the Covered Bondholders

In the exercise of its powers, trusts, authorities and discretions (other than in relation to any enforcement action, when the Security Trustee shall only have regard to the interests of the Covered Bondholders), the Deed of Charge requires the Security Trustee to consider the interests of each of the Secured Creditors (other than the Seller). In the event that with respect to the exercise of any of its powers, trusts, authorities or discretions (other than as aforesaid) the Security Trustee determines in its absolute discretion that any of the Secured Creditors (other than the Seller) would be materially prejudiced thereby, or any such Secured Creditor (other than the Covered Bondholders) (acting reasonably) informs the Security Trustee in writing that it would be materially prejudiced thereby, the Security Trustee shall only exercise the same with the written consent of such Secured Creditor(s) and provided that the Security Trustee is satisfied that such exercise will not be materially prejudicial to the interests of the Covered Bondholders. In the exercise of its powers, trusts, authorities and discretions (other than as aforesaid), the Security Trustee may not act on behalf of the Seller.

If, in connection with the exercise of its powers, trusts, authorities or discretions, the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such Covered Bondholders by Extraordinary Resolution or by a written resolution of such Covered Bondholders of at least a clear majority of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding.

Extendable obligations under the Covered Bond Guarantee

Following the failure by the Issuer to pay the Final Redemption Amount of a Series of Covered Bonds on their Final Maturity Date (subject to applicable grace periods) and if following the service of a Notice to Pay on the LLP (by no later than the date which falls one Business Day prior to the Extension Determination Date), payment of the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of such Series of the Covered Bonds are not paid in full, then the payment of such Guaranteed Amounts may be automatically deferred. This will occur (subject to no LLP Event of Default having occurred) if the Final Terms for a relevant Series of Covered Bonds (the **relevant Series of Covered Bonds**) provides that such Covered Bonds are subject to an Extended Due for Payment Date.

To the extent that the LLP has received a Notice to Pay in sufficient time and has sufficient moneys available to pay in part the Guaranteed Amounts corresponding to the relevant Final Redemption Amount in respect of the relevant Series of Covered Bonds, the LLP shall make such partial payment in accordance with the Guarantee Priority of Payments and as described in Condition 6(a). Payment of the unpaid amount shall be deferred automatically until the applicable Extended Due for Payment Date. The Extended Due for Payment Date will fall one year after the Final Maturity Date. Interest will continue to accrue and be payable on the unpaid amount in accordance with Condition 4 and the LLP will pay Guaranteed Amounts constituting Scheduled Interest on each Original Due for Payment Date and the Extended Due for Payment Date. In these circumstances, except where the LLP has failed to apply money in accordance with the Guarantee Priority of Payments, failure by the LLP to make payment in respect of the Final Redemption Amount on the Final Maturity Date (or such later date within any applicable grace period) shall not constitute an LLP Event of Default. However, failure by the LLP to pay Guaranteed Amounts corresponding to the Final Redemption Amount or the balance thereof, as the case may be, on the Extended Due for Payment Date and/or pay Guaranteed Amounts constituting Scheduled Interest on any Original Due for Payment Date or the Extended Due for Payment Date will (subject to any applicable grace period) be an LLP Event of Default.

Absence of secondary market

There is not, at present, an active and liquid secondary market for the Covered Bonds, and there can be no assurance that a secondary market for the Covered Bonds will develop. The Covered Bonds have not been, and will not be, registered under the Securities Act or any other applicable securities laws and are subject to certain restrictions on the resale and other transfer thereof as set forth under *Subscription and Sale and Transfer and Selling Restrictions*. If a secondary market does develop, it may not continue for the life of the Covered Bonds or it may not provide Covered Bondholders with liquidity of investment with the result that a Covered Bondholder may not be able to find a buyer to buy its Covered Bonds readily or at prices that will enable the Covered Bondholder to realise a desired yield.

Ratings of the Covered Bonds

The ratings assigned to the Covered Bonds address:

- the likelihood of full and timely payment to Covered Bondholders of all payments of interest on each Interest Payment Date; and
- the likelihood of ultimate payment of principal in relation to Covered Bonds on (i) the Final Maturity Date thereof or (ii) if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee in accordance with the applicable Final Terms, on the Extended Due for Payment Date thereof.

The expected ratings of the Covered Bonds are set out in the relevant Final Terms for each Series of Covered Bonds. Any Rating Agency may lower its rating or withdraw its rating if, in the sole judgement of the Rating Agency, the credit quality of the Covered Bonds has declined or is in question. If any rating assigned to the Covered Bonds is lowered or withdrawn, the market value of the Covered Bonds may be reduced. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the Covered Bondholders' or Secured Creditors' prior consent

Pursuant to the terms of the Trust Deed and the Deed of Charge, the Bond Trustee and the Security Trustee may, without the consent or sanction of any of the Covered Bondholders or any of the other Secured Creditors, concur with any person in making or sanctioning any modifications to the Transaction Documents:

- provided that (i) the Bond Trustee is of the opinion that such modification will not be materially prejudicial to the interest of any of the Covered Bondholders, (ii) the Security Trustee is of the opinion that such modification is not materially prejudicial to the interests of any of the Secured Creditors (other than the Seller) (in which respect the Security Trustee may (without further enquiry) rely upon the consent in writing of any such Secured Creditor (other than Covered Bondholders) as to the absence of material prejudice to the interests of such Secured Creditor) or, if it is not of that opinion in relation to any such Secured Creditor or any such Secured Creditor (other than Covered Bondholders) acting reasonably has informed the Security Trustee in writing that such modification will be materially prejudicial to its interests, such Secured Creditor has given its written consent to such modification and (iii) the Security Trustee has not been informed in writing by any such Secured Creditor (other than Covered Bondholders) acting reasonably that such Secured Creditor will be materially prejudiced thereby (other than a Secured Creditor who has given its written consent as aforesaid); or
- which in the opinion of the Bond Trustee and the Security Trustee are made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or of a formal, minor or technical nature or are made to comply with mandatory provisions of law.

Certain decisions of Covered Bondholders taken at Programme level

Any Extraordinary Resolution to direct the Bond Trustee to serve an Issuer Acceleration Notice and a Notice to Pay following an Issuer Event of Default, to direct the Bond Trustee to serve an LLP Acceleration Notice following an LLP Event of Default and any direction to the Bond Trustee or Security Trustee to take any enforcement action must be passed at a single meeting of the holders of all Covered Bonds of all Series then outstanding.

European Monetary Union

If the UK joins the European Monetary Union prior to the maturity of the Covered Bonds, there is no assurance that this would not adversely affect the realisable value of the Portfolio or any part thereof or pending such realisation (or if the Portfolio or any part thereof cannot be sold), the ability of the LLP to make payments of interest and principal on the Covered Bonds.

It is possible that prior to the maturity of the Covered Bonds the UK may become a participating member state in the European Monetary Union and that the euro may become the lawful currency of the UK. In that event, (a) all amounts payable in respect of any Covered Bonds denominated in pounds Sterling may become payable in euro; (b) the law may allow or require the Covered Bonds to be re-denominated into euro and additional measures to be taken in respect of such Covered Bonds; and (c) there may no longer be available published or displayed rates for deposits in pounds Sterling used to determine the rates of interest on such Covered Bonds or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect a Borrower's ability to repay its Mortgage Loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the UK would have on investors in the Covered Bonds.

Changes of law

The structure of the issue of the Covered Bonds and the ratings which are to be assigned to them are based on English law and, in relation to the Scottish Mortgage Loans, Scots law in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible change to English law or Scots law or administrative practice in the UK after the date of this Prospectus.

Insolvency Act 2000

Significant changes to the UK insolvency regime have recently been enacted in the last five years, including the Insolvency Act 2000, the relevant provisions of which came into force on 1 January 2003. The Insolvency Act 2000 allows certain "small" companies to seek protection from their creditors for a period of 28 days for the purposes of putting together a company voluntary arrangement with the option for creditors to extend the moratorium for a further two months. The moratorium provisions of the Insolvency Act 2000 do not expressly state that they apply to limited liability partnerships (such as the LLP). Prior to 1 October 2005, there was some doubt as to whether the moratorium provisions of the Insolvency Act applied to limited liability partnerships (such as the LLP). However, on 1 October 2005, the Limited Liability Partnership (Amendment) Regulations 2005 made it clear that the moratorium provisions apply to limited liability partnerships subject to certain modifications.

A "small" company is defined as one which satisfies two or more of the following criteria: (i) its turnover is not more than £5.6 million, (ii) its balance sheet total is not more than £2.8 million and (iii) the number of employees is not more than 50. The position as to whether or not a company is a "small" company may change from time to time and consequently no assurance can be given that the LLP will not, at any given time, be determined to be a "small" company. The UK Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for "small" companies and can make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of Covered Bondholders.

Secondary legislation has now been enacted which excludes certain special purpose companies in relation to capital markets transactions from the optional moratorium provisions. Such exceptions include (a) a company which, at the time of filing for a moratorium, is a party to an agreement which is or forms part of a "capital market arrangement" (as defined in the secondary legislation) under which a party has incurred, or when the agreement was entered into was expected to incur, a debt of at least £10 million and which involves the issue of a "capital market investment" (also defined but generally a rated, listed or traded bond) and (b) a company which, at the time of filing for a moratorium, has incurred a liability (including a present, future or contingent liability and a liability payable wholly or partly in a foreign currency) of at least £10 million. While the LLP is expected to fall within one of the exceptions there is no guidance as to how the legislation will be interpreted and the Secretary of State for Trade and Industry may by regulation modify the exceptions. No assurance can be given that any modification of the exceptions will not

be detrimental to the interests of Covered Bondholders. Correspondingly, if the LLP is determined to be a "small" company and determined not to fall within one of the exceptions, then certain actions in respect of the LLP may, for a period, be prohibited by the imposition of a moratorium.

Enterprise Act 2002

On 15 September 2003, the corporate insolvency provisions of the Enterprise Act 2002 came into force, amending certain provisions of the Insolvency Act. These provisions introduced significant reforms to corporate insolvency law. In particular, the reforms restrict the right of the holder of a floating charge to appoint an administrative receiver (unless an exception applies) and instead give primacy to collective insolvency procedures (in particular, administration). Previously, the holder of a floating charge over the whole or substantially the whole of the assets of a company had the ability to block the appointment of an administrator by appointing an administrative receiver, who would act primarily in the interests of the floating charge holder.

The provisions of the Insolvency Act were applied to limited liability partnerships by the Limited Liability Partnerships (LLP) Act 2000 but subject to the amendments set out in the Limited Liability Partnership Regulations 2001. As the corporate insolvency provisions of the Enterprise Act 2002 take effect by amending the Insolvency Act, many of the changes which were effected by the Enterprise Act 2002 (including the restrictions on the appointment of an administrative receiver) will also apply to the LLP. However, pursuant to paragraph 3(3) of the Enterprise Act 2002 (Commencement No. 4 and Transitional Provisions and Savings) Order 2003, the former administration provisions in Part II of the Insolvency Act continue to apply to limited liability partnerships and the new administration provisions referred to below do not yet have effect in relation to the LLP. The DTI has indicated, in response to oral enquiries, that it intends to extend the new administration provisions, with suitable modifications, to limited liability partnerships although no time period has yet been given in this regard.

The Insolvency Act contains provisions which continue to allow for the appointment of an administrative receiver in relation to certain transactions in the capital markets. These provisions apply to the LLP as if it were a company. The relevant exception provides that the right to appoint an administrative receiver is retained for certain types of security (such as the Security) which form part of a capital market arrangement (as defined in the Insolvency Act), which would include the issue of covered bonds, and which involves indebtedness of at least £50,000,000 (or, when the relevant security document (being in respect of the transactions described in this Prospectus, the Deed of Charge) was entered into, a party to the relevant transaction (such as the Issuer) was expected to incur a debt of at least £50,000,000) and the issue of a capital market investment (also defined but generally a rated, listed or traded bond). The Secretary of State may, by secondary legislation, modify the capital market exception and/or provide that the exception shall cease to have effect. No assurance can be given that any such modification or provision in respect of the capital market exception, or its ceasing to be applicable to the transactions described in this Prospectus, will not be detrimental to the interests of the Covered Bondholders.

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge-holder, the directors or the relevant company itself. These provisions do not currently apply to the LLP and changes would have to be made to the provisions (and, in particular, the use therein of the expression "director") in order for them to apply to a limited liability partnership. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the appointment of the administrator proposed by the directors or the company or appoint an alternative administrator, although a moratorium on enforcement of the relevant security will take effect immediately after notice is given. If the qualifying floating charge-holder does not respond to the directors' or company's notice of intention to appoint, the directors' or, as the case may be, the company's appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of-court route or by the court based procedure) by appointing an administrative receiver prior to the appointment of the administrator being completed.

The new administration provisions of the Insolvency Act give primary emphasis to the rescue of a company as a going concern and achieving a better result for the creditors as a whole. The purpose of realising property to make a distribution to secured creditors is secondary. As noted above, these new administration provisions do not currently apply to the LLP. If the provisions

were to be applied to limited liability partnerships, no assurance could be given that the primary purposes of the new provisions would not conflict with the interests of Covered Bondholders were the LLP ever subject to administration.

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a "prescribed part" of the company's "net property" available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. These provisions apply to the LLP as if it were a company. The company's "net property" is defined as the amount of the chargor's property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realisations less any amounts payable to the preferential creditors or in respect of the expenses of the liquidation or administration. The "prescribed part" is defined in the Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realisations plus 20 per cent. of the floating charge realisations thereafter, provided that such amount may not exceed £600,000.

This obligation does not apply if the net property is less than a prescribed minimum and the relevant officeholder is of the view that the cost of making a distribution to unsecured creditors would be disproportionate to the benefits. The relevant officeholder may also apply to court for an order that the provisions of section 176A of the Insolvency Act should not apply on the basis that the cost of making a distribution would be disproportionate to the benefits.

Floating charge realisations upon the enforcement of the Security may be reduced by the operation of these "ring fencing" provisions.

Exchange of the Covered Bonds following any Covered Bond legislation coming into force in the UK

The Conditions of the Covered Bonds permit the Issuer to exchange, without the consent of the Bond Trustee, the Security Trustee or the Covered Bondholders, any existing Covered Bonds then outstanding for new Covered Bonds following the coming into force in the UK of any legislation similar to covered bond legislation in force in any other European Union country or any rules, regulations or guidelines published by any governmental authority that provides for bonds issued by UK issuers to qualify for the same benefits available pursuant to covered bond legislation in force in any other European Union country provided that, amongst other things, each of the Rating Agencies then rating the existing Covered Bonds confirms in writing that any such new Covered Bonds will be assigned the same ratings as are then applicable to the existing Covered Bonds. Any such new Covered Bonds will qualify as covered bonds under such new legislation, rules, regulations or guidelines and will be in identical form, amounts and denominations and will be subject to the same economic terms and conditions as the existing Covered Bonds then outstanding.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1st July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

The Issuer will be required, save as provided in Condition 11 of the Covered Bonds, to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its

legal advisers to determine whether and to what extent (i) Covered Bonds are legal investments for it, (ii) Covered Bonds can be used as collateral for various types of borrowing and (iii) other restrictions apply to its purchase or pledge of any Covered Bonds. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Covered Bonds under any applicable risk-based capital or similar rules.

Factors which are material for the purpose of assessing the market risks associated with Covered Bonds issued under the Programme

The Covered Bonds may not be a suitable investment for all investors

Each potential investor in the Covered Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

- have sufficient knowledge and experience to make a meaningful evaluation of the relevant Covered Bonds, the merits and risks of investing in the relevant Covered Bonds and the information contained or incorporated by reference in this Prospectus or any applicable supplement;
- have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Covered Bonds and the impact such investment will have on its overall investment portfolio;
- have sufficient financial resources and liquidity to bear all of the risks of an investment in the Covered Bonds, including Covered Bonds with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the currency in which such investor's financial activities are principally denominated;
- understand thoroughly the terms of the relevant Covered Bonds and be familiar with the behaviour of any relevant indices and financial markets; and
- be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Covered Bonds are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Covered Bonds which are complex financial instruments unless it has the expertise (either alone or with the assistance of a financial adviser) to evaluate how the Covered Bonds will perform under changing conditions, the resulting effects on the value of such Covered Bonds and the impact this investment will have on the potential investor's overall investment portfolio.

Trading in the Clearing Systems

In relation to the issue of any Covered Bonds which have a minimum denomination and are tradeable in the clearing systems in amounts above such minimum denomination which are smaller than that minimum denomination, should definitive Covered Bonds be required to be issued, a holder who does not have an integral multiple of the minimum denomination in his account with the relevant clearing system at the relevant time may not receive all of his entitlement in the form of definitive Covered Bonds unless and until such time as his holding becomes an integral multiple of the minimum denomination.

Risks related to the structure of a particular issue of Covered Bonds

A wide range of Covered Bonds may be issued under the Programme. A number of these Covered Bonds may have features which contain particular risks for potential investors. Set out below is a description of certain such features:

Covered Bonds subject to optional redemption by the Issuer

An optional redemption feature is likely to limit the market value of Covered Bonds. During any period when the Issuer may elect to redeem Covered Bonds, the market value of such Covered Bonds generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Covered Bonds when its cost of borrowing is lower than the interest rate on the Covered Bonds. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate

on the Covered Bonds being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at the time.

Risks related to Index Linked Covered Bonds and Dual Currency Covered Bonds

The Issuer may issue Covered Bonds with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a **Relevant Factor**). In addition, the Issuer may issue Covered Bonds with principal or interest payable in one or more currencies which may be different from the currency in which the Covered Bonds are denominated. Potential investors should be aware that:

- the market price of such Covered Bonds may be volatile;
- they may receive interest that is less than their expectations or even no interest;
- payment of principal or interest may occur at a different time or in a different currency than expected;
- the amount of principal payable at redemption may be less than the nominal amount of such Covered Bonds or even zero;
- a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;
- if a Relevant Factor is applied to Covered Bonds in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and
- the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

The historical experience of an index should not be viewed as an indication of the future performance of such index during the term of any Index Linked Covered Bonds. Accordingly, an investor should consult its own financial and legal advisers about the risk entailed by an investment in any Index Linked Covered Bonds and the suitability of such Covered Bonds in light of their particular circumstances.

Risks related to Fixed/Floating Rate Covered Bonds

Fixed/Floating Rate Covered Bonds may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of such Covered Bonds since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Covered Bonds may be less favourable than the then-prevailing spreads on comparable Floating Rate Covered Bonds tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Covered Bonds. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than the then prevailing rates on its Covered Bonds.

Covered Bonds issued at a substantial discount or premium

The Issuer may issue Covered Bonds at a substantial discount or premium. The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

RISK FACTORS RELATING TO THE ISSUER

Economic Activity in the UK

The Issuer's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, the state of the economy and market interest rates at the time. As the Issuer currently conducts the majority of its business in the UK, its performance is influenced by the level

and cyclical nature of business activity in the UK, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the UK economy will not have a material effect on the Issuer's future results.

Risk Associated with Strategic Decisions Regarding Growth and Cost Control

The Issuer's strategy relies upon the continued growth of its assets under management coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on UK residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the UK residential mortgage market deteriorated significantly or the Issuer was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

Access to Wholesale Funding, Covered Bond and Securitisation Markets

A substantial amount of the Issuer's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, Europe and in Asia, as well as accessing the global securitisation and covered bond markets as an additional source of wholesale funding. The continued ability of the Issuer to access such funding sources on favourable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that the Issuer will continue to be able to access such funding sources on favourable terms in the future.

International Financial Reporting Standards

The Issuer has adopted International Financial Reporting Standards (**IFRS**) for reporting periods beginning 1 January 2005 and thereafter. These standards are, in a number of ways, different from existing generally accepted accounting principles in the UK and their implementation has had a significant effect on the presentation of the Issuer's financial statements.

Impact of Regulatory Changes

The Issuer is subject to financial services laws, regulations, administrative actions and policies in each location that the Issuer operates. Changes in supervision and regulation, in particular in the UK, could materially affect the Issuer's business, the products and services offered or the value of its assets. Although the Issuer works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of the Issuer.

RISK FACTORS RELATING TO THE LLP

LLP only obliged to pay Guaranteed Amounts when the same are Due for Payment

Following service of an Issuer Acceleration Notice on the Issuer, a Notice to Pay will be served by the Bond Trustee on the LLP. Following service of a Notice to Pay on the LLP, under the terms of the Covered Bond Guarantee the LLP will be obliged to pay Guaranteed Amounts as and when the same are Due for Payment. In these circumstances the LLP will not be obliged to pay any other amounts which become payable for any other reason.

Payments by the LLP will be made subject to any applicable withholding or deduction and the LLP will not be obliged to pay any additional amounts as a consequence. Prior to service on the LLP of an LLP Acceleration Notice, the LLP will not be obliged to make any payments in respect of broken funding indemnities, penalties, premiums, default interest or interest on interest which may accrue on or in respect of the Covered Bonds. In addition, the LLP will not be obliged at any time to make any payments in respect of additional amounts which may become payable by the Issuer under Condition 7.

Subject to any grace period, if the LLP fails to make a payment when Due for Payment under the Covered Bond Guarantee or any other LLP Event of Default occurs, then the Bond Trustee may accelerate the obligations of the LLP under the Covered Bond Guarantee by service of an LLP Acceleration Notice, whereupon the Bond Trustee will have a claim under the Covered Bond Guarantee for an amount equal to the Early Redemption Amount of each Covered Bond, together with accrued interest and all other amounts then due under the Covered Bonds (other than additional amounts payable under Condition 7), although in such circumstances the LLP will not be obliged to gross up in respect of any withholding which may be required in respect of any payment. Following service of an LLP Acceleration Notice, the Security Trustee may enforce the

Security over the Charged Property. The proceeds of enforcement of the Security shall be applied by the Security Trustee in accordance with the Post-Enforcement Priority of Payments in the Deed of Charge, and Covered Bondholders will receive amounts from the LLP on an accelerated basis.

Excess Proceeds received by the Bond Trustee

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee may receive Excess Proceeds. The Excess Proceeds will be paid by the Bond Trustee on behalf of the Covered Bondholders of the relevant Series to the LLP for its own account, as soon as practicable, and will be held by the LLP in the GIC Account and the Excess Proceeds will thereafter form part of the Security and will be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account. Any Excess Proceeds received by the Bond Trustee will discharge *pro tanto* the obligations of the Issuer in respect of the Covered Bonds, Receipts and Coupons (subject to restitution of the same if such Excess Proceeds shall be required to be repaid by the LLP). However, the obligations of the LLP under the Covered Bond Guarantee are unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds will not reduce or discharge any such obligations.

By subscribing for Covered Bond(s), each Covered Bondholder will be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

Finite resources available to the LLP to make payments due under the Covered Bond Guarantee

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer, all amounts payable under the Covered Bonds will be accelerated by the Bond Trustee as against the Issuer following which a Notice to Pay will be served by the Bond Trustee on the LLP. The LLP's ability to meet its obligations under the Covered Bond Guarantee will depend on (i) the realisable value of Selected Mortgage Loans and their Related Security in the Portfolio, (ii) the amount of Revenue Receipts and Principal Receipts generated by the Portfolio and the timing thereof, (iii) amounts received from the Swap Providers and (iv) the receipt by it of credit balances and interest on credit balances on the GIC Account and, if applicable, the Standby GIC Account. The LLP will not have any other source of funds available to meet its obligations under the Covered Bond Guarantee.

If an LLP Event of Default occurs and the Security created by or pursuant to the Deed of Charge is enforced, the Charged Property may not be sufficient to meet the claims of all the Secured Creditors, including the Covered Bondholders.

If, following enforcement of the Security constituted by or pursuant to the Deed of Charge, the Secured Creditors have not received the full amount due to them pursuant to the terms of the Transaction Documents, then they may still have an unsecured claim against the Issuer for the shortfall. There is no guarantee that the Issuer will have sufficient funds to pay that shortfall.

Covered Bondholders should note that the Asset Coverage Test has been structured to ensure that the Adjusted Aggregate Mortgage Loan Amount is greater than the aggregate Principal Amount Outstanding of the Covered Bonds for so long as Covered Bonds remain outstanding, which should reduce the risk of there ever being a shortfall (although there is no assurance of this) (see *Summary of the Principal Documents – LLP Deed – Asset Coverage Test and Credit Structure – Asset Coverage Test*).

Reliance of the LLP on third parties

The LLP has entered into agreements with a number of third parties, which have agreed to perform services for the LLP. In particular, but without limitation, the Servicer has been appointed to service Mortgage Loans in the Portfolio sold to the LLP and the Cash Manager has been appointed to calculate and monitor compliance with the Asset Coverage Test and the Amortisation Test and to provide cash management services to the LLP. In the event that any of those parties fails to perform its obligations under the relevant agreement to which it is a party, the realisable value of the Portfolio or any part thereof or pending such realisation (if the Portfolio or any part thereof cannot be sold) the ability of the LLP to make payments under the Covered Bond Guarantee may be affected. For instance, if the Servicer has failed to adequately administer the Mortgage Loans, this may lead to higher incidences of non-payment or default by Borrowers. The LLP is also reliant on the Swap Providers to provide it with the funds matching its obligations

under the Intercompany Loan Agreement and the Covered Bond Guarantee, as described in the following two risk factors.

If a Servicer Event of Default occurs pursuant to the terms of the Servicing Agreement, then the LLP and/or the Security Trustee will be entitled to terminate the appointment of the Servicer and appoint a new servicer in its place. There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of residential properties would be found who would be willing and able to service the Mortgage Loans on the terms of the Servicing Agreement. In addition, as described below, any substitute servicer may be required to be authorised under the FSMA once mortgage administration becomes a regulated activity. The ability of a substitute servicer to perform fully the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect the realisable value of the Portfolio or any part thereof, and/or the ability of the LLP to make payments under the Covered Bond Guarantee. However, if the Servicer ceases to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa3 or by Standard & Poor's of at least BBB- or by Fitch of at least BBB- it will use reasonable efforts to enter into a master servicing agreement with a third party.

The Servicer has no obligation itself to advance payments that Borrowers fail to make in a timely fashion. Covered Bondholders will have no right to consent to or approve of any actions taken by the Servicer under the Servicing Agreement.

Neither the Security Trustee nor the Bond Trustee is obliged in any circumstances to act as a servicer or to monitor the performance by the Servicer of its obligations.

Reliance on Swap Providers

To provide a hedge against possible variances in the rates of interest payable on the Mortgage Loans in the Portfolio (which may, for instance, include variable rates of interest, discounted rates of interest, fixed rates of interest or rates of interest which track a base rate) and LIBOR for three month Sterling deposits, the LLP has entered into the Interest Rate Swap Agreement with the Interest Rate Swap Provider. In addition, to provide a hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swaps and amounts payable by the LLP on the outstanding Term Advances or (following service on the LLP of a Notice to Pay) under the Covered Bond Guarantee in respect of the Covered Bonds, the LLP will enter into a Covered Bond Swap Agreement where relevant in respect of a Series of Covered Bonds with a Covered Bond Swap Provider.

If the LLP fails to make timely payments of amounts due under any Swap Agreement, then it will have defaulted under that swap. A Swap Provider is only obliged to make payments to the LLP as long as the LLP complies with its payment obligations under the relevant Swap Agreement. If the Swap Provider is not obliged to make payments or if it defaults in its obligations to make payments of amounts in the relevant currency equal to the full amount to be paid to the LLP on the payment date under the Swap Agreements, the LLP will be exposed to changes in the relevant currency exchange rates to Sterling and to any changes in the relevant rates of interest. Unless a replacement swap is entered into, the LLP may have insufficient funds to make payments under the Intercompany Loan Agreement or Covered Bond Guarantee.

If a Swap terminates, then the LLP may be obliged to make a termination payment to the relevant Swap Provider. There can be no assurance that the LLP will have sufficient funds available to make a termination payment under the relevant Swap Agreement, nor can there be any assurance that the LLP will be able to enter into a replacement swap agreement, or if one is entered into, that the credit rating of the replacement swap counterparty will be sufficiently high to prevent a downgrade of the then current ratings of the Covered Bonds by the Rating Agencies.

If the LLP is obliged to pay a termination payment under any Swap Agreement, such termination payment will rank ahead of amounts due on the Covered Bonds (in respect of the Interest Rate Swap) and *pari passu* with amounts due on the Covered Bonds (in respect of the Covered Bond Swaps), except where default by, or downgrade of, the relevant Swap Provider has caused the relevant Swap to terminate. The obligation to pay a termination payment may adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Differences in timings of obligations of the LLP and the Covered Bond Swap Provider under the Covered Bond Swaps

With respect to the Covered Bond Swaps, the LLP will pay a monthly amount, on each LLP Payment Date, to each Covered Bond Swap Provider based on LIBOR for three month Sterling deposits. Each Covered Bond Swap Provider will not be obliged to make corresponding swap payments to the LLP under a Covered Bond Swap for up to twelve months until amounts are due and payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay on the LLP) or are Due for Payment under the Covered Bond Guarantee (after the service of a Notice to Pay on the LLP). If a Covered Bond Swap Provider does not meet its payment obligations to the LLP under the relevant the Covered Bond Swap and such Covered Bond Swap Provider does not make a termination payment that has become due from it to the LLP, the LLP may have a larger shortfall in funds with which to make payments under the Covered Bond Guarantee with respect to the Covered Bonds than if the Covered Bond Swap Provider's payment obligations coincided with LLP's payment obligations under the Covered Bond Guarantee. Hence, the difference in timing between the obligations of the LLP and the Covered Bond Swap Providers under the Covered Bond Swaps may affect the LLP's ability to make payments under the Covered Bond Guarantee with respect to the Covered Bonds.

Limited description of the Portfolio

Covered Bondholders will not receive detailed statistics or information in relation to the Mortgage Loans in the Portfolio, because it is expected that the constitution of the Portfolio will frequently change due to, for instance:

- the Seller selling Mortgage Loans and their Related Security (or New Mortgage Loan Types and their Related Security) to the LLP;
- New Sellers acceding to the Transaction and selling Mortgage Loans and their Related Security (or New Mortgage Loan Types and their Related Security) to the LLP; and
- the Seller repurchasing Mortgage Loans and their Related Security in accordance with the Mortgage Sale Agreement.

There is no assurance that the characteristics of the New Mortgage Loans assigned to the LLP on a Transfer Date will be the same as those Mortgage Loans in the Portfolio as at that Transfer Date. However, each Mortgage Loan will be required to meet the Eligibility Criteria and the Representations and Warranties set out in the Mortgage Sale Agreement – see *Summary of the Principal Documents – Mortgage Sale Agreement – Sale by the Seller of Mortgage Loans and Related Security* (although the Eligibility Criteria and Representations and Warranties may change in certain circumstances – see *The Bond Trustee and the Security Trustee may agree to modifications to the Transaction Documents without, respectively, the Covered Bondholders' or Secured Creditors' prior consent above*). In addition, the Asset Coverage Test is intended to ensure that the Adjusted Aggregate Mortgage Loan Amount is an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds for so long as Covered Bonds remain outstanding and the Cash Manager will provide monthly reports that will set out certain information in relation to the Asset Coverage Test.

Scottish and Northern Irish Mortgage Loans

It should be noted that Mortgage Loans and their Related Security governed by Scots law and relating to Scottish properties will be included in the Portfolio on the First Transfer Date and may also be sold to the LLP in the future. It is also intended to add Mortgage Loans and their Related Security governed by Northern Irish law and relating to Northern Irish properties in the future. The consent of Covered Bondholders will not be obtained in relation to any changes required to the Transaction Documents in order to include Northern Irish Mortgage Loans in the Portfolio.

Fixed charges may take effect under English law as floating charges

Pursuant to the terms of the Deed of Charge, the LLP has purported to grant fixed charges over, amongst other things, its interests in the English Mortgage Loans and their Related Security, the Substitution Assets and its rights and benefits in the LLP Accounts and all Authorised Investments purchased from time to time.

The law in England and Wales relating to the characterisation of fixed charges is unsettled. The fixed charges purported to be granted by the LLP (other than by way of assignment in security) may take effect under English law as floating charges only, if, for example, it is determined that the Security Trustee does not exert sufficient control over the Charged Property for the security to be said to "fix" over those assets. If the charges take effect as floating charges instead of fixed charges, then, as a matter of law, certain claims would have priority over the claims of the Security Trustee in respect of the floating charge assets. In particular, the expenses of any winding up or administration, and the claims of any preferential creditors, would rank ahead of the claims of the Security Trustee in this regard. The Enterprise Act 2002 abolished the preferential status of certain Crown debts (including the claims of the UK tax authorities). However, certain employee claims (in respect of contributions to pension schemes and wages) still have preferential status. In this regard, it should be noted that the LLP has agreed in the Transaction Documents not to have any employees.

In addition, any administrative receiver, administrator or liquidator appointed in respect of the LLP will be required to set aside the prescribed percentage or percentages of the floating charge realisations in respect of the floating charges contained in the Deed of Charge (as described in more detail above under *Changes in Law – Enterprise Act 2002*).

Maintenance of Portfolio

Asset Coverage Test: Pursuant to the terms of the Mortgage Sale Agreement, the Seller will agree to use all reasonable efforts to transfer Mortgage Loans and their Related Security to the LLP in order to ensure that the Portfolio is in compliance with the Asset Coverage Test. In consideration thereof, the Seller will receive a combination of (i) a cash payment paid by the LLP and/or (ii) being treated as having made a Capital Contribution to the LLP (in an amount up to the difference between the Current Balance of the Mortgage Loans sold by the Seller to the LLP as at the relevant Transfer Date and the cash payment (if any) paid by the LLP for such Mortgage Loans) and (iii) Deferred Consideration.

Alternatively, Northern Rock (in its capacity as Member of the LLP) may make a Cash Capital Contribution to the LLP pursuant to the LLP Deed in order to ensure that the LLP is in compliance with the Asset Coverage Test. If a breach of the Asset Coverage Test occurs which is not cured on the next Calculation Date this would constitute an Issuer Event of Default. There is no specific recourse by the LLP to the Seller in respect of the failure to sell Mortgage Loans and their Related Security to the LLP nor is there any specific recourse to Northern Rock if it does not make Cash Capital Contributions to the LLP.

Amortisation Test: Pursuant to the LLP Deed, the LLP and Northern Rock (in its capacity as a Member of the LLP) must ensure that on each Calculation Date following service of a Notice to Pay on the LLP but prior to the service of an LLP Acceleration Notice, the Amortisation Test Aggregate Mortgage Loan Amount is in an amount at least equal to the aggregate Sterling Equivalent of the Principal Amount Outstanding under the Covered Bonds. The Amortisation Test is intended to ensure that the assets of the LLP do not fall below a certain threshold to ensure that the assets of the LLP are sufficient to meet its obligations under the Covered Bond Guarantee.

If the collateral value of the Portfolio has not been maintained in accordance with the terms of the Asset Coverage Test or the Amortisation Test, then that may affect the realisable value of the Portfolio or any part thereof (both before and after the occurrence of an LLP Event of Default) and/or the ability of the LLP to make payments under the Covered Bond Guarantee.

Prior to the occurrence of an Issuer Event of Default, the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, test the calculations performed by the Cash Manager in respect of the Asset Coverage Test once each year on the Calculation Date immediately prior to each anniversary of the Programme Date and more frequently in certain circumstances. Following the occurrence of an Issuer Event of Default, the Asset Monitor will be required to test the calculations performed by the Cash Manager in respect of the Amortisation Test. See further *Summary of the Principal Documents – Asset Monitor Agreement.*

The Security Trustee shall not be responsible for monitoring compliance with, nor the monitoring of, the Asset Coverage Test or the Amortisation Test or any other test, or supervising the performance by any other party of its obligations under any Transaction Document.

Sale of Selected Mortgage Loans and their Related Security following the occurrence of an Issuer Event of Default

If a Notice to Pay is served on the LLP, then the LLP will be obliged to sell Selected Mortgage Loans and their Related Security (selected on a random basis) in order to make payments to the LLP's creditors including payments under the Covered Bond Guarantee (see *Summary of the Principal Documents – LLP Deed – Sale of Selected Mortgage Loans and their Related Security following an Issuer Event of Default*).

There is no guarantee that a buyer will be found to acquire Selected Mortgage Loans and their Related Security at the times required and there can be no guarantee or assurance as to the price which may be able to be obtained, which may affect payments under the Covered Bond Guarantee. However, the Selected Mortgage Loans may not be sold by the LLP for less than an amount equal to the Adjusted Required Redemption Amount for the relevant Series of Covered Bonds until six months prior to the Final Maturity Date in respect of such Covered Bonds or (if the same is specified as applicable in the relevant Final Terms) the Extended Due for Payment Date under the Covered Bond Guarantee in respect of such Covered Bonds. In the six months prior to, as applicable, the Final Maturity Date or Extended Due for Payment Date, the LLP is obliged to sell the Selected Mortgage Loans for the best price reasonably available notwithstanding that such price may be less than the Adjusted Required Redemption Amount.

Realisation of Charged Property following the occurrence of an LLP Event of Default

If an LLP Event of Default occurs and an LLP Acceleration Notice is served on the LLP, then the Security Trustee will be entitled to enforce the Security created under and pursuant to the Deed of Charge and the proceeds from the realisation of the Charged Property will be applied by the Security Trustee towards payment of all secured obligations in accordance with the Post-Enforcement Priority of Payments described in Cashflows below.

There is no guarantee that the proceeds of realisation of the Charged Property will be in an amount sufficient to repay all amounts due to the Secured Creditors (including the Covered Bondholders) under the Covered Bonds and the Transaction Documents.

If an LLP Acceleration Notice is served on the LLP then the Covered Bonds may be repaid sooner or later than expected or not at all.

Factors that may affect the realisable value of the Portfolio or any part thereof or the ability of the LLP to make payments under the Covered Bond Guarantee

Following the occurrence of an Issuer Event of Default, the service on the Issuer of an Issuer Acceleration Notice and the service on the LLP of a Notice to Pay, the realisable value of Selected Mortgage Loans and their Related Security comprised in the Portfolio may be reduced (which may affect the ability of the LLP to make payments under the Covered Bond Guarantee) by:

- no representations or warranties being given by the LLP or (unless otherwise agreed with the Seller) the Seller;
- default by Borrowers of amounts due on their Mortgage Loans;
- the Mortgage Loans of New Sellers being included in the Portfolio;
- changes to the lending criteria of the Seller;
- the LLP not having legal title to the Mortgage Loans in the Portfolio;
- set-off risks in relation to some types of Mortgage Loans in the Portfolio;
- limited recourse to the Seller;
- possible regulatory changes by the Office of Fair Trading, the Financial Services Authority and other regulatory authorities;
- the impact of the Financial Services (Distance Marketing) Regulations 2004, the impact of Unfair Terms in Consumer Contracts Regulations 1994 and 1999, the Financial Ombudsman Service, the impact of the Unfair Commercial Practices Directive 2005, the impact of the Basel Capital Requirements Directive and the impact of limited liability partnerships; and
- the impact of the Pensions Act 2004.

Each of these factors is considered in more detail below. However, it should be noted that the Asset Coverage Test, the Amortisation Test and the Eligibility Criteria are intended to ensure that there will be an adequate amount of Mortgage Loans in the Portfolio and moneys standing to the credit of the GIC Account to enable the LLP to repay the Covered Bonds following an Issuer Event of Default, service of an Issuer Acceleration Notice on the Issuer and service of a Notice to Pay on the LLP and accordingly it is expected (but there is no assurance) that Selected Mortgage Loans and their Related Security could be realised for sufficient values to enable the LLP to meet its obligations under the Covered Bond Guarantee.

No representations or warranties to be given by the LLP or the Seller if Selected Mortgage Loans and their Related Security are to be sold

Following the occurrence of an Issuer Event of Default, service on the Issuer of an Issuer Acceleration Notice and service on the LLP of a Notice to Pay, the LLP will be obliged to sell Selected Mortgage Loans and their Related Security to third party purchasers, subject to a right of pre-emption enjoyed by the Seller pursuant to the terms of the Mortgage Sale Agreement (see *Summary of the Principal Documents – LLP Deed – Method of Sale of Selected Mortgage Loans and their Related Security*). In respect of any sale of Selected Mortgage Loans and their Related Security to third parties, however, the LLP will not be permitted to give warranties or indemnities in respect of those Selected Mortgage Loans and their Related Security (unless expressly permitted to do so by the Security Trustee). There is no assurance that the Seller would give any warranties or representations in respect of the Selected Mortgage Loans and their Related Security. Any Representations or Warranties previously given by the Seller in respect of the Mortgage Loans in the Portfolio may not have value for a third party purchaser if the Seller is then insolvent. Accordingly, there is a risk that the realisable value of the Selected Mortgage Loans and their Related Security could be adversely affected by the lack of representations and warranties which in turn could adversely affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Default by Borrowers in paying amounts due on their Mortgage Loans

Borrowers may default on their obligations due under the Mortgage Loans. Defaults may occur for a variety of reasons. The Mortgage Loans are affected by credit, liquidity and interest rate risks. Various factors influence mortgage delinquency rates, prepayment rates, repossession frequency and the ultimate payment of interest and principal, such as changes in the national or international economic climate, regional economic or housing conditions, changes in tax laws, interest rates, inflation, the availability of financing, yields on alternative investments, political developments and government policies. Other factors in Borrowers' individual, personal or financial circumstances may affect the ability of Borrowers to repay the Mortgage Loans. Loss of earnings, illness, divorce and other similar factors may lead to an increase in delinquencies by and bankruptcies of Borrowers, and could ultimately have an adverse impact on the ability of Borrowers to repay the Mortgage Loans. In addition, the ability of a Borrower to sell a property given as security for a Mortgage Loan at a price sufficient to repay the amounts outstanding under that Mortgage Loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values in general at the time.

The Current Balance of any Defaulted Mortgage Loans in the Portfolio will be given a reduced weighting for the purposes of any calculation of the Asset Coverage Test and the Amortisation Test.

The Mortgage Loans of New Sellers may be included in the Portfolio

New sellers which are members of the Northern Rock Group, may in the future accede to the Programme and sell loans and their related security to the LLP. However, this would only be permitted if the conditions precedent relating to New Sellers acceding to the Transaction (more fully described under *Summary of the Principal Documents – Mortgage Sale Agreement – New Sellers*, below) are met. Provided that those conditions are met, the consent of Covered Bondholders to the accession of any New Seller to the Programme will not be obtained.

Any loans originated by a New Seller will have been originated in accordance with the lending criteria of the New Seller, which may differ from the Lending Criteria of Mortgage Loans originated by the Seller. If the lending criteria differ in a way that affects the credit worthiness of the loans in the Portfolio, that may lead to increased defaults by borrowers and may affect the realisable value of the Portfolio or any part thereof or the ability of the LLP to make payments under the Covered

Bond Guarantee. As noted above, however, Defaulted Mortgage Loans in the Portfolio will be given a reduced weighting for the purposes of the calculation of the Asset Coverage Test.

Changes to the Lending Criteria of the Seller

Each of the Mortgage Loans originated by the Seller will have been originated in accordance with its Lending Criteria at the time of origination. It is expected that the Seller's Lending Criteria will generally consider type of property, term of loan, age of applicant, the loan-to-value ratio, status of applicants and credit history. In the event of the sale or transfer of any Mortgage Loans and Related Security to the LLP, the Seller will warrant only that such Mortgage Loans and Related Security were originated in accordance with the Seller's Lending Criteria applicable at the time of origination. The Seller retains the right to revise its Lending Criteria from time to time. If the Lending Criteria change in a manner that affects the creditworthiness of the Mortgage Loans, that may lead to increased defaults by Borrowers and may affect the realisable value of the Portfolio, or part thereof, and the ability of the LLP to make payments under the Covered Bond Guarantee. As noted above, however, Defaulted Mortgage Loans in the Portfolio will be given a reduced weighting for the purposes of the calculation of the Asset Coverage Test and the Amortisation Test.

The LLP does not have legal title to the Mortgage Loans in the Portfolio on the relevant Transfer Date

The sale by the Seller to the LLP of English Mortgage Loans and their Related Security will take effect by way of an equitable assignment. The sale by the Seller to the LLP of Scottish Mortgage Loans and their Related Security will be given effect by way of Scottish Declarations of Trust under which the beneficial interest in the Scottish Mortgage Loans and their Related Security will be transferred to the LLP. As a result, legal title to English Mortgage Loans and their Related Security and Scottish Mortgage Loans and their Related Security will remain with the Seller. The LLP, however, will have the right to demand that the Seller give it legal title to the Mortgage Loans and the Related Security in the circumstances described in *Summary of the Principal Documents - Mortgage Sale Agreement – Transfer of title to the Mortgage Loans to the LLP* and until such right arises the LLP will not give notice of the sale of the English Mortgage Loans and their Related Security to any Borrower or apply to the Land Registry or the Central Land Charges Registry to register or record its equitable interest in the Mortgage Loans and their Related Security or take any steps to perfect its title to the Scottish Mortgage Loans and their Related Security.

Since the LLP has not obtained legal title to the Mortgage Loans or their Related Security and has not protected its interest in the Mortgage Loans and their Related Security by registration of a notice at the Land Registry, the following risks exist:

- first, if the Seller wrongly sells a Mortgage Loan and its Related Security, which has already been sold to the LLP, to another person and that person acted in good faith and did not have notice of the interests of the LLP in the Mortgage Loan and its Related Security, then such person might obtain good title to the Mortgage Loan and its Related Security, free from the interests of the LLP. If this occurred then the LLP would not have good title to the affected Mortgage Loan and its Related Security and it would not be entitled to payments by a Borrower in respect of that Mortgage Loan. However, the risk of third party claims obtaining priority to the interests of the LLP would be likely to be limited to circumstances arising from a breach by the Seller of its contractual obligations or fraud, negligence or mistake on the part of the Seller or the LLP or their respective personnel or agents;
- second, the rights of the LLP may be subject to the rights of the Borrowers against the Seller, such as rights of set-off, which occur in relation to transactions or deposits made between Borrowers and the Seller, and the rights of Borrowers to redeem their mortgages by repaying the Mortgage Loans directly to the Seller; and
- third, unless the LLP has perfected the assignment of the Mortgage Loans (which it is only entitled to do in certain circumstances), the LLP would not be able to enforce any Borrower's obligations under a Mortgage Loan or Mortgage itself but would have to join the Seller as a party to any legal proceedings.

If any of the risks described in the first two bullet points above were to occur then the realisable value of the Portfolio or any part thereof and/or the ability of the LLP to make payments under the Covered Bond Guarantee may be affected.

Once notice has been given to the Borrowers of the assignment or assignation (as appropriate) of the Mortgage Loans and their Related Security to the LLP, independent set-off rights which a Borrower has against the Seller (such as, for example, set-off rights associated with Borrowers holding deposits with Seller) will crystallise and further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under "transaction set-off" (which are set-off claims arising out of a transaction connected with the Mortgage Loan) will not be affected by that notice and will continue to exist. In relation to potential transaction set-off in respect of the Mortgage Loans, see the following Risk Factor.

It should be noted however, that the Asset Coverage Test seeks to take account of the potential set-off risk associated with Borrowers holding deposits with the Seller (although there is no assurance that all such risks will be accounted for). Further, for so long as the LLP does not have legal title, the Seller will undertake for the benefit of the LLP and the Secured Creditors that it will lend its name to, and take such other steps as may be reasonably required by the LLP and/or the Security Trustee in relation to, any legal proceedings in respect of the Mortgage Loans and their Related Security.

Set-off risks in relation to some types of Mortgage Loans may adversely affect the value of the Portfolio or any part thereof

As described in the immediately preceding risk factor, the sale by the Seller to the LLP of English Mortgage Loans will be given effect by an equitable assignment, with each sale of Scottish Mortgage Loans being given effect by a Scottish Declaration of Trust. As a result, legal title to both the English Mortgage Loans and the Scottish Mortgage Loans and their Related Security sold by the Seller to the LLP will remain with the Seller. Therefore, the rights of the LLP may be subject to the direct rights of the Borrowers against the Seller, including rights of set-off existing prior to notification to the Borrowers of the assignment or assignation (as appropriate) of the Mortgage Loans. Some of the Mortgage Loans in the Portfolio may have increased risks of set-off, because the Seller is required to make payments under them to the Borrowers. For instance:

- under a Flexible Mortgage Loan, Borrowers are permitted (subject to certain conditions which may, in some circumstances, require notification and/or consent of the Seller) to make, among other things, further drawings on the Mortgage Loan Account and/or to overpay or underpay interest and principal in a given month and/or to take a Payment Holiday (as defined below). Any further drawings under Flexible Mortgage Loans (referred to as "Re-draws") will be funded solely by the Seller;
- under a Together Connections Mortgage Loan or Connections Mortgage Loan, which is another type of Flexible Mortgage Loan, the Borrower may link one or more deposit or current account(s) that are held with the Seller to the Mortgage Loan; and
- under a Personal Secured Loan, the Borrower has the benefit of a loan secured on the same property that secures the Borrower's existing Mortgage Loan. A Personal Secured Loan is, however, secured by means of a separate mortgage and is governed by separate terms and conditions. Some Personal Secured Loans permit the Borrower to draw additional amounts in aggregate up to the fixed amount of credit under the terms of the Mortgage Conditions at the inception of such Personal Secured Loan. Such draws under a Personal Secured Loan are collectively referred to as Further Draws. Such Further Draws will be funded by the Seller.

New products offered by the Seller in the future may have similar characteristics involving payments due by the Seller to the Borrower.

If the Seller fails to advance the Re-draw or Further Draw in accordance with the relevant Mortgage Loan or fails to advance any drawing requested under an unsecured loan linked to a Together Connections Mortgage Loan, then the relevant Borrower may set off any damages claim arising from the Seller's breach of contract against the Seller's (and, as equitable assignee of or holder of the beneficial interest in the Mortgage Loans and the Mortgages, the LLP's) claim for payment of principal and/or interest under the Flexible Mortgage Loan or Personal Secured Loan as and when it becomes due. In addition, a Borrower under a Personal Secured Loan may attempt to set off any such damages claim against the Seller's claim for payment of principal and/or interest under any other Mortgage Loan which the Borrower has with the Seller. Such set-off claims, together with the set-off claim associated with the Borrower holding a credit balance with

the Seller linked to a Together Connections Mortgage Loan or Connections Mortgage Loan, will constitute transaction set-off as described in the immediately preceding risk factor.

The amount of the claim in respect of a Re-draw or Further Draw will, in many cases, be the cost to the Borrower of finding an alternative source of funds. The Borrower may obtain a mortgage loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the Borrower is unable to obtain an alternative mortgage loan, he or she may have a claim in respect of other losses arising from the Seller's breach of contract where there are special circumstances communicated by the Borrower to the Seller at the time the Borrower entered into the Mortgage or which otherwise were reasonably foreseeable.

A Borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim. In that case, the Servicer will be entitled to take enforcement proceedings against the Borrower although the period of non-payment by the Borrower is likely to continue until a judgment is obtained.

Further, there may be circumstances in which:

- a Borrower may seek to argue that amounts comprised in the current balance of Mortgage Loans as a consequence of previous Re-draws or Further Draws are unenforceable by virtue of non-compliance with the CCA;
- a Borrower may seek to argue that Personal Secured Loans may be unenforceable or unenforceable without a court order because of non-compliance with the CCA; or
- certain Re-draws or Further Draws may rank behind liens created by a Borrower after the date upon which the Borrower entered into its Mortgage with the Seller.

The exercise of set-off rights by Borrowers may adversely affect the realisable value of the Portfolio and/or the ability of the LLP to make payments under the Covered Bond Guarantee. The Asset Coverage Test seeks to take account of the set-off risk including any set-off risk relating to Flexible Mortgage Loans in the Portfolio (although there is no assurance that such risks will be accounted for).

Limited recourse to the Seller

The LLP, the Bond Trustee and the Security Trustee will not undertake any investigations, searches or other actions on any Mortgage Loan or its Related Security and will rely instead on the Representations and Warranties given in the Mortgage Sale Agreement by the Seller in respect of the Mortgage Loans sold by them to the LLP.

If any Mortgage Loan sold by the Seller does not materially comply with any of the Representations and Warranties made by the Seller as at the Transfer Date of that Mortgage Loan, then the Seller will be required to remedy the breach within 20 Business Days of the Seller becoming aware of the same or of receipt by it of a notice from the LLP requiring the Seller to remedy the breach.

If the Seller fails to remedy the breach of a Representation and Warranty within 20 Business Days, then the Seller will be required (but only prior to the occurrence of an Issuer Event of Default) to repurchase on or before the next following Calculation Date (or such other date that may be agreed between the LLP and the Seller) the relevant Mortgage Loan and its Related Security and any other Mortgage Loans (including Personal Secured Loans) of the relevant Borrower that are included in the Portfolio, at their Current Balance as of the date of repurchase.

There can be no assurance that the Seller will have the financial resources to repurchase a Mortgage Loan or Mortgage Loans and its or their Related Security. However, if the Seller does not repurchase those Mortgage Loans and their Related Security which are in breach of the Representations and Warranties then the Current Balance of those Mortgage Loans will be excluded from the calculation of the Asset Coverage Test. There is no further recourse to the Seller or the Issuer in respect of a breach of a Representation or Warranty.

Regulatory changes by the Office of Fair Trading, the Financial Services Authority and any other regulatory authorities

In the UK, the Office of Fair Trading (the **OFT**) is responsible for the issue of licences under, and the superintendence of the working and enforcement of, the CCA, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and

operations, provide guidelines to follow and take action when necessary with regard to the mortgage market in the UK.

Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual; (b) the amount of "credit" as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after 1 May 1998, or lower amounts for credit agreements made before that date; and (c) the credit agreement is not an exempt agreement under the CCA (for example, it is intended that a Regulated Mortgage Contract under the FSMA (as defined below) is an exempt agreement under the CCA).

Any credit agreement that is wholly or partly regulated by the CCA or treated as such has to comply with requirements under the CCA as to licensing of lenders and brokers, documentation and procedures of credit agreements, and (in so far as applicable) pre-contract disclosure. If it does not comply with those requirements, then to the extent that the credit agreement is regulated by the CCA or treated as such, it is unenforceable against the borrower: (a) without an order of the OFT, if the lender or any broker does not hold the required licence at the relevant time; (b) totally, if the form to be signed by the borrower is not signed by the borrower personally or omits or mis-states a "prescribed term"; or (c) without a court order in other cases and, in exercising its discretion whether to make the order, the court would take into account any prejudice suffered by the borrower and any culpability of the lender.

There is a risk that any credit agreement intended to be a Regulated Mortgage Contract under the FSMA or unregulated might instead be wholly or partly regulated by the CCA or treated as such because of a mis-application of technical rules on: (a) determining whether any credit under the CCA arises, or whether the financial limit of the CCA is exceeded; (b) determining whether the credit agreement is an exempt agreement under the CCA; and (c) changes to credit agreements.

A court order under Section 126 of the CCA is necessary to enforce a land mortgage or (in Scotland) a standard security securing a credit agreement to the extent that the credit agreement is regulated by the CCA or treated as such. In dealing with such application, the court has the power, if it appears just to do so, to amend the credit agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared).

Under Section 75 of the CCA in certain circumstances: (a) the lender is liable to the borrower in relation to misrepresentation and breach of contract by a supplier in a transaction financed by the lender, where the related credit agreement is or is treated as entered into under pre-existing arrangements, or in contemplation of future arrangements, between the lender and the supplier; and (b) the lender has a statutory indemnity from the supplier against such liability, subject to any agreement between the lender and the supplier. The borrower may set off the amount of the claim against the lender against the amount owing by the borrower under the loan or any other loan that the borrower has taken (or exercise analogous rights in Scotland). Any such set-off in respect of the Mortgage Loans may adversely affect the LLP's ability to make payments on the Covered Bond Guarantee.

In June 2004, secondary legislation was made on: (a) amending requirements as to documentation of credit agreements, which came into force on 31 May 2005, or 31 August 2005 for agreements given to the borrower for signature but not made before 31 May 2005; (b) pre-contract disclosure, which came into force on 31 May 2005; and (c) replacing the formula for calculating the maximum amount payable on early settlement with a formula more favourable to the borrower, which came into force on 31 May 2005 for new agreements and will come into force on 31 May 2007 or 31 May 2010 (depending on the term of the agreement) for agreements existing before 31 May 2005.

The Consumer Credit Act 2006 (the **CCA 2006**) was enacted on 30 March 2006 to amend the CCA. Once implemented, the CCA 2006 will, among other things: (a) remove the financial limit for consumer lending; and (b) repeal the rule that, to the extent that a credit agreement is regulated by the CCA or treated as such, it may be unenforceable totally. Once these changes come into force, then any credit agreement with a relevant borrower that is made or changed such that a new contract is entered into after this time, other than an other exempt agreement under the CCA, will be regulated by the CCA. Such credit agreement will have to comply with requirements under the CCA as described above and, if it does not comply, it will be unenforceable without an order of the OFT or without a court order, as described above.

The CCA 2006 will also, among other things: (a) strengthen the licensing regime; (b) change the grounds for challenging a credit agreement, from "extortionate credit bargain", to "unfair credit relationship" between the lender and the borrower, with retrospective effect on certain existing agreements, and explicitly impose liability to repay the borrower on both the originator and any assignee such as the LLP; and (c) extending the jurisdiction of the Ombudsman (as described below) to licence holders under the CCA. The resulting amendments to the CCA will come into force over the next two years on such days as the Secretary of State for Trade and Industry may appoint. Further proposals in relation to secondary legislation to be made under the CCA are expected at an unspecified time.

The Seller has interpreted certain technical rules under the CCA in a way common with many other lenders in the mortgage market. If such interpretation were held to be incorrect by a court or the Ombudsman, then a credit agreement, to the extent that it is regulated by the CCA or treated as such, would be unenforceable as described above. If such interpretation were challenged by a significant number of borrowers, then this could lead to significant disruption and shortfall in the assets available to the Security Trustee on enforcement. Court decisions have been made on technical rules under the CCA against certain mortgage lenders, but such decisions are very few and are generally county court decisions not binding on other courts.

The Seller has given or, as applicable, will give warranties to the LLP and the Security Trustee in the Mortgage Sale Agreement that, among other things, the Current Balance on each Mortgage Loan and its Related Security is enforceable (subject to certain exceptions). If a Mortgage Loan or its Related Security does not comply with these warranties, and if the default cannot be or is not cured within 28 London Business Days, then the Seller will be required to repurchase the Mortgage Loans under the relevant mortgage account and their Related Security from the LLP.

In the UK, regulation of residential mortgage business by the FSA under the Financial Services and Markets Act 2000 (the **FSMA**) came into force on 31 October 2004, the date known as "**N(M)**". Entering into, arranging or advising in respect of, and administering Regulated Mortgage Contracts, and agreeing to do any of these things, are (subject to applicable exemptions) regulated activities under the FSMA.

A credit agreement is a **Regulated Mortgage Contract** under the FSMA if, at the time it is entered into on or after N(M): (a) the borrower is an individual or trustee; (b) the contract provides for the obligation of the borrower to repay to be secured by a first legal mortgage or, in Scotland, a first ranking standard security on land (other than timeshare accommodation) in the UK; and (c) at least 40 per cent. of that land is used, or is intended to be used, as or in connection with a dwelling by the borrower or (in case of credit provided to trustees) by an individual who is a beneficiary of the trust, or by a "related person" (broadly, the person's spouse, near relative or a person which whom the borrower has a relationship which is characteristic of a spouse).

The main effects are that, on or after N(M), unless an exclusion or exemption applies: (a) each entity carrying on a regulated mortgage activity by way of business has to hold authorisation and permission from the FSA to carry on that activity; and (b) generally, each financial promotion in respect of an agreement relating to qualifying credit has to be issued or approved by a person holding authorisation and permission from the FSA. It should be noted that the definition of a "qualifying credit" is broader than that of "regulated mortgage contract" and may include mortgages regulated by the CCA. If requirements as to authorisation and permission of lenders and brokers or as to the issue and approval of financial promotions are not complied with, a Regulated Mortgage Contract will be unenforceable against the borrower unless a court orders enforcement of the agreement if it considers it just and equitable to do so. An unauthorised person who administers a Regulated Mortgage Contract entered into on or after N(M) may commit a criminal offence, but this will not render the contract unenforceable against the borrower.

Any credit agreement intended to be a Regulated Mortgage Contract under the FSMA might instead be wholly or partly regulated by the CCA or treated as such, or unregulated, and any credit agreement intended to be unregulated might instead be a Regulated Mortgage Contract under the FSMA, because of technical rules on: (a) determining whether the credit agreement or any part of it falls within the definition of Regulated Mortgage Contract; and (b) changes to credit agreements.

The Seller is required to hold, and holds, authorisation and permission to enter into and to administer and, where applicable, to advise in respect of Regulated Mortgage Contracts. Subject to

any exemption, brokers will be required to hold authorisation and permission to arrange and, where applicable, to advise in respect of Regulated Mortgage Contracts.

The LLP and the Security Trustee are not and do not propose to be authorised persons under the FSMA with respect to Regulated Mortgage Contracts and related activities. The LLP and the Security Trustee do not require authorisation in order to acquire legal or beneficial title to a Regulated Mortgage Contract. The LLP and Security Trustee do not carry on the regulated activity of administering in relation to Regulated Mortgage Contracts by having them administered pursuant to an administration agreement by an entity having the required FSA authorisation and permission. If such administration agreement terminates, however, the LLP and the Security Trustee will have a period of not more than one month in which to arrange for mortgage administration to be carried out by a replacement servicer having the required FSA authorisation and permission. In addition, on and after N(M) no variation has been or will be made to the Mortgage Loans and no Further Advance or Product Switch has been or will be made in relation to a Mortgage Loan, where it would result in the LLP or the Security Trustee arranging or advising in respect of, administering or entering into a Regulated Mortgage Contract or agreeing to carry on any of these activities, if the LLP or the Security Trustee would be required to be authorised under the FSMA to do so.

The FSA Mortgages: Conduct of Business Sourcebook (**MCOB**), which sets out the FSA's rules for regulated mortgage activities, came into force on 31 October 2004. These rules cover, *inter alia*, certain pre-origination matters such as financial promotion and pre-application illustrations, pre-contract and start-of-contract and post-contract disclosure, contract changes, charges, and arrears and repossessions. FSA rules for prudential and authorisation requirements for mortgage firms and for extending the appointed representatives regime to mortgages, also came into force on 31 October 2004.

A borrower who is a private individual is entitled to claim damages for loss suffered as a result of any contravention by an authorised person of an FSA rule, and may set off the amount of the claim against the amount owing by the borrower under the loan or any other loan that the borrower has taken (or exercise analogous rights in Scotland). Any such set-off in respect of the Mortgage Loans may adversely affect the LLP's ability to make payments on the Covered Bond Guarantee.

So as to avoid dual regulation, it is intended that Regulated Mortgage Contracts will not be regulated by the CCA, and the relevant regulations under the FSMA are designed to clarify the position in this regard. This exemption only affects credit agreements made on or after N(M), and credit agreements made before N(M) but subsequently changed such that a new contract is entered into on or after N(M) and constitutes a separate Regulated Mortgage Contract. A court order under Section 126 of the CCA is, however, necessary to enforce a land mortgage or (in Scotland) a standard security securing a Regulated Mortgage Contract to the extent that it would, apart from this exemption, be regulated by the CCA or be treated as such.

No assurance can be given that additional regulatory changes by the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the UK generally, the Seller's particular sector in that market or specifically in relation to the Seller. Any such action or developments or compliance costs may have a material adverse effect on the Issuer, the LLP, the Servicer, the Security Trustee and their respective businesses and operations. This may adversely affect the Issuer's ability to make payments in full on the Covered Bonds when due and/or the LLP's ability to make payment in full under the Covered Bond Guarantee when due.

Prior to N(M), in the UK, self-regulation of mortgage business existed under the Mortgage Code (the **CML Code**) issued by the Council of Mortgage Lenders (the **CML**). The Seller subscribed to the CML Code and on and from N(M), as an authorised person, has been subject to the FSA requirements in MCOB. Membership of the CML and compliance with the CML Code were voluntary. The CML Code set out minimum standards of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties. Since 30 April 1998 lender-subscribers to the CML Code could not accept mortgage business introduced by intermediaries who were not registered with (before 1st November, 2000) the Mortgage Code Register of Intermediaries or (on and after 1 November 2000 until 31 October 2004) the Mortgage Code Compliance Board. Complaints relating to breach of the CML Code were dealt with by the relevant scheme, such as the Banking Ombudsman Scheme or the Mortgage Code Arbitration Scheme.

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on consumer credit. In its original form, the proposal applied to certain mortgage products. This proposal, and an amended proposal published in October 2004, were met with significant opposition.

In July 2005, the European Commission published a Green Paper on mortgage credit, in which it announced its intention that loans secured by a mortgage on land or a standard security will be excluded from the proposed Directive but will be covered by any initiatives resulting from the Green Paper process. In October 2005, the European Commission published a further amended form of the proposed Directive, which provides that (subject to certain exceptions) loans not exceeding Euro 50,000 will be regulated, but that loans secured by a land mortgage or a standard security will be excluded from the proposed Directive.

Until the final text of the Directive and of any initiatives resulting from the Green Paper process are decided and the details of the UK implementing legislation are published, it is not certain what effect the adoption and implementation of the Directive or initiatives would have on the Issuer, the LLP, the Servicer, the Security Trustee and their respective businesses and operations. This may adversely affect the Issuer's ability to make payments in full on the Covered Bonds when due and/or on the ability of the LLP to make payments in full on the Covered Bond Guarantee when due.

Distance Marketing

The Financial Services (Distance Marketing) Regulations 2004 apply to, *inter alia*, credit agreements entered into on or after 31 October 2004 by means of distance communication (i.e. without any substantive simultaneous physical presence of the Seller and the borrower). A Regulated Mortgage Contract under the FSMA, if originated by a UK lender from an establishment in the UK, will not be cancellable under these regulations. Certain other credit agreements will be cancellable under these regulations if the borrower does not receive prescribed information at the prescribed time. Where the credit agreement is cancellable under these regulations, the borrower may send notice of cancellation at any time before the end of the fourteenth day after the day on which the cancellable agreement is made, where all the prescribed information has been received, or, if later, the borrower receives the last of the prescribed information.

If the borrower cancels the credit agreement under these regulations then:

- the borrower is liable to repay the principal, and any other sums paid by the Seller to the borrower under or in relation to the cancelled agreement, within 30 days beginning with the day of the borrower sending the notice of cancellation or, if later, the Seller receiving notice of cancellation;
- the borrower is liable to pay interest, or any early repayment charge or other charge for credit under the cancelled agreement, only if the borrower received certain prescribed information at the prescribed time and if other conditions are met; and
- any security provided in relation to the contract is to be treated as never having had effect.

Unfair Terms in Consumer Contracts Regulations 1994 and 1999

In the UK, the Unfair Terms in Consumer Contracts Regulations 1999 as amended (the **1999 Regulations**), together with (in so far as applicable) the Unfair Terms in Consumer Contracts Regulations 1994 (together with the 1999 Regulations, the **UTCCR**), apply to agreements made on or after 1 July 1995 and affect all or almost all of the Mortgage Loans. These provide that:

- a consumer may challenge a standard term in an agreement on the basis that it is "unfair" within the UTCCR and therefore not binding on the consumer; and
- the OFT and any "qualifying body" within the 1999 Regulations (such as the FSA) may seek to enjoin (or in Scotland interdict) a business from relying on unfair terms.

The UTCCR will not generally affect "core terms" which define the main subject matter of the contract, such as the borrower's obligation to repay the principal (provided that these terms are written in plain and intelligible language and are drawn adequately to the consumer's attention), but may affect terms that are not considered to be core terms, such as the lender's power to vary the interest rate.

For example, if a term permitting the lender to vary the interest rate (as the Seller is permitted to do) is found to be unfair, the Borrower will not be liable to pay interest at the

increased rate or, to the extent that the Borrower has paid it, will be able, as against the lender, or any assignee such as the LLP, to claim repayment of the extra interest amounts paid or to set off the amount of the claim against the amount owing by the borrower under the loan or any other loan that the Borrower has taken (or exercise analogous rights in Scotland). Any such non-recovery, claim or set-off may adversely affect the realisable value of the Mortgage Loans in the Portfolio and accordingly the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

In February 2000, the OFT issued a guidance note on what the OFT considers to be fair terms and unfair terms for interest variation in mortgage contracts. Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender's control, and if the borrower is locked in, for example by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the affected borrower in writing at least 30 days before the rate change and (ii) permits the affected borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge. The Seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the Mortgage Loans or its business. The guidance note has been withdrawn from the OFT website but may remain in effect as the OFT's view and a factor the FSA may take into account.

The division of responsibilities between the OFT and the FSA for enforcing the UTCCR is set out in concordats made between them in October 2001 and in July 2006. Generally, the FSA is responsible for enforcement of the UTCCR in Regulated Mortgage Contracts under the FSMA, and the OFT is responsible for enforcement of the UTCCR in other mortgage contracts.

In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts, which is relevant to firms authorised and regulated by the FSA in relation to products and services within the FSA's regulatory scope. This statement provides that, for locked-in borrowers, a firm may consider drafting the contract to permit a change in the contract to be made only where any lock-in clause is not exercised. In the context of the OFT's investigation into credit card default charges, the OFT on 5 April 2006 publicly announced that the principles the OFT considers should be applied in assessing the fairness of credit card default charges shall apply (or are likely to apply) also to analogous default charges in other agreements, including those for mortgages.

In August 2002, the Law Commission for England and Wales and the Scottish Law Commission issued a joint consultation LCCP No. 166/SLCDP 119 on proposals to rationalise the UK's Unfair Contract Terms Act 1977 and the 1999 Regulations into a single piece of legislation and a final report, together with a draft bill on unfair terms, was published in February 2005. The Law Commissions have a duty under section 3 of the UK's Law Commissions Act 1965 to keep the law under review for a number of purposes, including its simplification. The proposals are primarily to simplify the legislation on unfair terms. It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts. Some changes are proposed, however, such as that (a) a consumer may also challenge a negotiated term in an agreement on the basis that it is "unfair" and "unreasonable" within the legislation and therefore not binding on the consumer; and (b) in any challenge by a consumer (but not by the OFT or a qualifying body) of a standard term or a negotiated term, the burden of proof lies on the business to show that the term is fair and reasonable. It is too early to tell how the proposals, if enacted, would affect the Mortgage Loans.

No assurance can be given that changes in the 1999 Regulations, if enacted, or changes to guidance on interest variation terms, if adopted, will not have a material adverse effect on Issuer, the LLP, the Servicer, the Security Trustee and their respective businesses and operations. This may adversely affect the ability of the LLP to dispose of the Portfolio, or any part thereof, in a timely manner and or the realisable value of the Portfolio, or any part thereof, and accordingly affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Unfair Commercial Practices Directive 2005

In May 2005, the European Parliament and the Council adopted a directive on unfair business-to-consumer commercial practices (the **Unfair Practices Directive**). Generally, this directive applies full harmonisation, which means that Member States may not impose more stringent provisions in the fields to which full harmonisation applies. By way of exception, this

directive permits member states to impose more stringent provisions in the fields of financial services and immovable property, such as mortgage loans.

The Unfair Practices Directive provides that enforcement bodies may take administrative action or legal proceedings against a commercial practice on the basis that it is "unfair" within the directive. This directive is intended to protect only collective interests of consumers, and so is not intended to give any claim, defence or right of set-off to an individual consumer.

The DTI published in December 2005 a consultation on implementing the Unfair Practices Directive into UK law, and is expected to publish in Autumn 2006 a second consultation on the draft implementing legislation. Member States have until 12 December 2007 in which to bring national implementing legislation into force, subject to a transitional period until 12 June 2013 for applying full harmonisation in the fields to which it applies. It is too early to predict what effect the implementation of the Unfair Practices Directive would have on the Mortgage Loans.

Financial Ombudsman Service

Under the FSMA, the Financial Ombudsman Service is required to make decisions on, among other things, complaints relating to activities and transactions under its jurisdiction on the basis of what, in the Ombudsman's opinion, would be fair and reasonable in all circumstances of the case, taking into account, among other things, law and guidance. Transitional provisions exist by which certain complaints relating to breach of the CML Code occurring before N(M) may be dealt with by the Financial Ombudsman Service. Complaints brought before the Financial Ombudsman Service for consideration must be decided on a case-by-case basis, with reference to the particular facts of any individual case. Each case would first be adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman.

As the Financial Ombudsman Service is required to make decisions on the basis of, among other things, the principles of fairness, and may order a money award to the borrower, it is not possible to predict how any future decision of the Financial Ombudsman Service would affect the ability of the LLP to meet its obligations under the Covered Bond Guarantee.

Proposed changes to the Basel Capital Accord

The Basel Committee on Banking Supervision published the text of a new framework on 26 June 2004 under the title "Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework". This new framework (the **Basel II Framework**), which was published in a consolidated version in July 2006, and which places enhanced emphasis on market discipline and sensitivity to risk, is the basis for national rule-making and approval processes to continue and for banking organisations to complete their preparations for implementation of the Basel II Framework. The Basel Committee confirmed that it is currently intended that the various approaches under the Basel II Framework will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007. As and when implemented (including through the EU Capital Requirements Directive), the Basel II Framework could affect certain investors if those investors are subject to the Basel II Framework following its implementation. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the proposed implementation of the Basel II Framework. No predictions can be made as to the precise effects of potential changes which might result upon the implementation of the Basel II Framework.

Limited Liability Partnerships

The LLP is a limited liability partnership. Limited liability partnerships, created by statute pursuant to the LLPA 2000, are bodies corporate and have unlimited capacity. A general description of limited liability partnerships is set out below under *Description of Limited Liability Partnerships*. This area of the law is relatively undeveloped. Accordingly, there is a risk that as the law develops, new case law or new regulations made under or affecting the LLPA 2000 or relating to limited liability partnerships could adversely affect the ability of the LLP to perform its obligations under the Transaction Documents which could, in turn, adversely affect the interests of Covered Bondholders.

Pensions Act 2004

Under the Pensions Act 2004 a person that is 'connected with' or an 'associate' of an employer under an occupational pension scheme, can be subject to either a contribution notice or

a financial support direction. Northern Rock is an employer under an occupational scheme and also a member of the LLP. On this basis, the LLP is likely to be treated as 'connected to' Northern Rock.

A contribution notice could be served on the LLP if it was party to an act, or a deliberate failure to act, the main purpose or one of the main purposes of which was either (i) to prevent the recovery of the whole or any part of a debt which was, or might become, due from the employer under Section 75 of the Pensions Act 1995 or (ii) otherwise than in good faith, to prevent such a debt becoming due, to compromise or otherwise settle such a debt, or to reduce the amount of such a debt which would otherwise become due.

A financial support direction could be served on the LLP where the employer is either a service company or insufficiently resourced. An employer is insufficiently resourced if the value of its resources is less than 50 per cent. of the pension scheme's deficit calculated on an annuity buy-out basis and there is a connected or associated person whose resources at least cover that difference. A financial support direction can only be served where the Pensions Regulator considers it is reasonable to do so, having regard to a number of factors.

If a contribution notice or financial support direction were to be served on the LLP this could adversely affect investors in the Covered Bonds.

Form of the Covered Bonds

The Covered Bonds of each Series will be in either bearer form, with or without receipts, interest coupons and/or talons attached, or registered form, without receipts, interest coupons and/ or talons attached. Bearer Covered Bonds will be issued outside the United States in reliance on Regulation S under the Securities Act (**Regulation S**) and Registered Covered Bonds will be issued both outside the United States in reliance on the exemption from registration provided by Regulation S and within the United States in reliance on Rule 144A or Regulation D under the Securities Act.

Bearer Covered Bonds

Each Tranche of Bearer Covered Bonds will be initially issued in the form of a temporary global covered bond without receipts and interest coupons attached (a **Temporary Global Covered Bond**) or, if so specified in the applicable Final Terms (the **applicable Final Terms**), a permanent global covered bond without receipts and interest coupons attached (a **Permanent Global Covered Bond** and, together with the Temporary Global Covered Bonds, the **Bearer Global Covered Bonds** and each a **Bearer Global Covered Bond**) which, in either case, will:

(i) if the Bearer Global Covered Bonds are intended to be issued in new global covered bond (**NGCB**) form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the relevant Tranche to a common safekeeper (the **Common Safekeeper**) for Euroclear Bank S.A./N.V. (**Euroclear**) and Clearstream Banking, *société anonyme* (**Clearstream, Luxembourg**); and

(ii) if the Bearer Global Covered Bonds are not intended to be issued in NGCB form, be delivered on or prior to the issue date of the relevant Tranche to a common depositary (the **Common Depositary**) for Euroclear and Clearstream, Luxembourg.

Whilst any Bearer Covered Bond is represented by a Temporary Global Covered Bond, payments of principal, interest (if any) and any other amount payable in respect of the Bearer Covered Bonds due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Covered Bond if the Temporary Global Covered Bond is not intended to be issued in NGCB form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Bearer Covered Bond are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

On and after the date (the **Exchange Date**) which is 40 days after a Temporary Global Covered Bond is issued, interests in such Temporary Global Covered Bond will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Covered Bond of the same Series or (ii) for Bearer Definitive Covered Bonds of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of Bearer Definitive Covered Bonds, to such notice period as is specified in the applicable Final Terms), in each case against certification of non-US beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Covered Bond will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Covered Bond for an interest in a Permanent Global Covered Bond or for Bearer Definitive Covered Bonds is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Covered Bond will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Covered Bond (if the Permanent Global Covered Bond is not intended to be issued in NGCB form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Covered Bond will be exchangeable (free of charge), in whole but not in part, for Bearer Definitive Covered Bonds with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Covered Bond) to the Principal Paying Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, **Exchange Event** means that (a) the Issuer has been notified that both Euroclear and Clearstream,

Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available or (b) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Bearer Covered Bonds represented by the Permanent Global Covered Bond in definitive form. The Issuer will promptly give notice to Covered Bondholders of each Series of Bearer Global Covered Bonds in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Covered Bond) or the Bond Trustee may give notice to the Principal Paying Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (b) above, the Issuer may also give notice to the Principal Paying Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Principal Paying Agent.

Bearer Global Covered Bonds and Bearer Definitive Covered Bonds will be issued pursuant to the Agency Agreement.

The following legend will appear on all Bearer Covered Bonds which have an original maturity of more than one year and on all receipts and interest coupons relating to such Bearer Covered Bonds:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Bearer Covered Bonds, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Bearer Covered Bonds, receipts or interest coupons.

Covered Bonds which are represented by a Bearer Global Covered Bond will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Registered Covered Bonds

The Registered Covered Bonds of each Tranche offered and sold in reliance on Regulation S, which will be sold to non-U.S. persons outside the United States, will initially be represented by a global covered bond in registered form (a **Regulation S Global Covered Bond**). Prior to expiry of the Distribution Compliance Period (as defined in Regulation S) applicable to each Tranche of Covered Bonds, beneficial interests in a Regulation S Global Covered Bond may not be offered or sold to, or for the account or benefit of, a U.S. person save as otherwise provided in Condition 2 and may not be held otherwise than through Euroclear or Clearstream, Luxembourg, and such Regulation S Global Covered Bond will bear a legend regarding such restrictions on transfer.

The Registered Covered Bonds of each Tranche may only be offered and sold in the United States or to U.S. persons in private transactions (i) to "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act (**QIBs**) or (ii) to "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that are Institutional Accredited Investors who agree to purchase the Covered Bonds for their own account and not with a view to the distribution thereof.

The Registered Covered Bonds of each Tranche sold to QIBs will be represented by a global note in registered form (a **Rule 144A Global Covered Bond** and, together with a Regulation S Global Covered Bond, the **Registered Global Covered Bonds**).

Registered Global Covered Bonds will either (i) be deposited with a custodian for, and registered in the name of a nominee of, DTC for the accounts of Euroclear and Clearstream, Luxembourg or (ii) be deposited with a common depositary for, and registered in the name of a common nominee of, Euroclear and Clearstream, Luxembourg, as specified in the applicable Final Terms. Persons holding beneficial interests in Registered Global Covered Bonds will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of Definitive Covered Bonds in fully registered form.

The Registered Covered Bonds of each Tranche sold to Institutional Accredited Investors will be in definitive form, registered in the name of the holder thereof (**Definitive IAI Registered Covered Bonds**). Unless otherwise set forth in the applicable Final Terms, Definitive IAI Registered Covered Bonds will be issued only in minimum denominations of U.S.$500,000 and integral multiples of U.S.$1,000 in excess thereof (or the approximate equivalents in the applicable Specified Currency). Definitive IAI Registered Covered Bonds will be subject to the restrictions on transfer set forth therein and will bear the restrictive legend described under *Subscription and Sale and Transfer and Selling Restrictions*. Institutional Accredited Investors that hold Definitive IAI Registered Covered Bonds may elect to hold such Covered Bonds through DTC, but transferees acquiring the Covered Bonds in transactions exempt from Securities Act registration pursuant to Regulation S or Rule 144A under the Securities Act (if available) may do so upon satisfaction of the requirements applicable to such transfer as described under *Subscription and Sale and Transfer and Selling Restrictions*. The Rule 144A Global Covered Bonds and the Definitive IAI Registered Covered Bonds will be subject to certain restrictions on transfer set forth therein and will bear a legend regarding such restrictions.

Payments of principal, interest and any other amount in respect of the Registered Global Covered Bonds will, in the absence of provision to the contrary, be made to the person shown on the Register (as defined in Condition 5(d)) as the registered holder of the Registered Global Covered Bonds. None of the Issuer, the LLP, the Bond Trustee, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments or deliveries made on account of beneficial ownership interests in the Registered Global Covered Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payments of principal, interest or any other amount in respect of the Registered Covered Bonds in definitive form will, in the absence of provision to the contrary, be made to the persons shown on the Register on the relevant Record Date (as defined in Condition 5(d)) immediately preceding the due date for payment in the manner provided in that Condition.

Interests in a Registered Global Covered Bond will be exchangeable (free of charge), in whole but not in part, for Registered Definitive Covered Bonds without receipts, interest coupons or talons attached only upon the occurrence of an Exchange Event. For these purposes, **Exchange Event** means that (i) in the case of Covered Bonds registered in the name of a nominee for DTC, either DTC has notified the Issuer that it is unwilling or unable to continue to act as depository for the Covered Bonds and no alternative clearing system is available or DTC has ceased to constitute a clearing agency registered under the Exchange Act, (ii) in the case of Covered Bonds registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg, the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Covered Bonds represented by the Registered Global Covered Bond in definitive form. The Issuer will promptly give notice to Covered Bondholders of each Series of Registered Global Covered Bonds in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, DTC, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any registered holder of an interest in such Registered Global Covered Bond) may give notice to the Registrar requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Registrar requesting exchange. Any such exchange shall occur not later than 10 days after the date of receipt of the first relevant notice by the Registrar.

Definitive Rule 144A Covered Bonds will be issued only in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof (or the approximate equivalents in the applicable Specified Currency).

Transfer of Interests

Interests in a Registered Global Covered Bond may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such interest in another Registered Global Covered Bond or in the form of a Definitive IAI Registered Covered Bond and Definitive IAI Registered Covered Bonds may, subject to compliance with all applicable restrictions, be

transferred to a person who wishes to hold such Covered Bonds in the form of an interest in a Registered Global Covered Bond. No beneficial owner of an interest in a Registered Global Covered Bond will be able to transfer such interest, except in accordance with the applicable procedures of DTC, Euroclear and Clearstream, Luxembourg, in each case to the extent applicable. **Registered Covered Bonds are also subject to the restrictions on transfer set forth therein and will bear a legend regarding such restrictions, see *Subscription and Sale and Transfer and Selling Restrictions*.**

General

Pursuant to the Agency Agreement (as defined under *Terms and Conditions of the Covered Bonds*), the Principal Paying Agent shall arrange that, where a further Tranche of Covered Bonds is issued which is intended to form a single Series with an existing Tranche of Covered Bonds, the Covered Bonds of such further Tranche shall be assigned a common code and ISIN and, where applicable, a CUSIP and CINS number which are different from the common code, ISIN, CUSIP and CINS assigned to Covered Bonds of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Covered Bonds of such Tranche.

Any reference herein to DTC, Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

No Covered Bondholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the LLP unless the Bond Trustee or, as the case may be, the Security Trustee, having become so bound to proceed, fails so to do within a reasonable period and the failure shall be continuing.

Form of Final Terms

Set out below is the form of Final Terms which, subject to any necessary amendment, will be completed for each Tranche of Covered Bonds issued under the Programme.

[Date]

Northern Rock plc

Issue of [Aggregate Nominal Amount of Tranche] [Title of Covered Bonds] irrevocably and unconditionally guaranteed as to payment of principal and interest by Northern Rock Covered Bond LLP under the €20 billion Global Covered Bond Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated [*date*], which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the **Prospectus Directive**). This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the London office of the [Agent].

[The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Prospectus dated [*original date*]. This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of Directive 2003/71/EC (the **Prospectus Directive**) and must be read in conjunction with the Prospectus dated [*current date*], which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Prospectus dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectuses dated [*current date*] and [*original date*]. Copies of such Prospectuses are available for viewing at the registered office of the Issuer and at the London office of the [Agent.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.*]

[*When adding any other final terms of information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.*]

PART A

1.	(i)	Issuer:	Northern Rock plc
	(ii)	Guarantor:	Northern Rock Covered Bond LLP
2.	(i)	Series Number:	[●]
	(ii)	Tranche Number:	[●] (*If fungible with an existing Series, details of that Series, including the date on which the Covered Bonds become fungible*)
3.	Specified Currency or Currencies:		[●]
4.	Aggregate Nominal Amount:		
	(i)	[Series:	[●]
	(ii)	Tranche:	[●]]
5.	[(i)]	Issue Price:	[●] per cent. of the Aggregate Nominal Amount

		[plus accrued interest from [insert date] (*in the case of fungible issues only, if applicable*)]
	(ii) [Net proceeds (Required only for listed issues):	[●]]
6.	Specified Denominations[1]: (*in the case of Registered Covered Bonds, this means the minimum integral amount in which transfers can be made*)	[●] (*N.B. If an issue of Covered Bonds is (i) NOT admitted to trading on a regulated market within the European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €1,000 minimum denomination is not required.*)
7.	(i) Issue Date:	[●]
	(ii) Interest Commencement Date:	[●]
8.	Final Maturity Date:	[*Fixed rate – specify date*/ *Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]
	Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:	[*Fixed rate – specify date*/ *Floating rate* – Interest Payment Date falling in or nearest to [*specify month*; *in each case falling one year after the Final Maturity Date*]]
9.	Interest Basis:	[[●] per cent. Fixed Rate] [[*LIBOR/EURIBOR*] +/- [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Instalment] [specify other] [*N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value, the Covered Bonds will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive will apply and the Issuer will prepare and publish a supplement to the Prospectus.*]
11.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Covered Bonds into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Option: [(further particulars specified below)]	[Investor Put / Issuer Call]
13.	(i) Status of the Covered Bonds:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	[Syndicated/Non-syndicated]

1 If Covered Bonds are offered or sold in the Netherlands with a denomination of less than euro 50,000 (or its foreign currency equivalent) then they may only be offered or sold as a block or package having an aggregate value of at least euro 50,000 (or its foreign currency equivalent).

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE[2]

15.	**Fixed Rate Covered Bond Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub paragraphs of this paragraph*)
(i)	Rate(s) of Interest:	[●] per cent. per annum [payable [annually/semi annually/quarterly] in arrear] (*If payable other than annually, consider amending Condition 4*)
(ii)	Interest Payment Date(s):	[●] in each year up to and including the [Final Maturity Date] [Extended Due for Payment Date, if applicable]/[*specify other*] (*NB: This will need to be amended in the case of long or short coupons*)
(iii)	Fixed Coupon Amount(s):	[●] per [●] in nominal amount
(iv)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
(v)	Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or *specify other*]
(vi)	Determination Date(s):	● in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration.* *NB: Only relevant where Day Count Fraction is Actual/Actual (ICMA)*]
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	[None/*Give details*]
16.	**Floating Rate Covered Bond Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub paragraphs of this paragraph*)
(i)	Specified Period(s)/Specified Interest Payment Date(s):	[●] *NB: Specify the Specified Period(s)/Specified Interest Payment Date(s) up to and including the Extended Due for Payment Date, if applicable*
(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/ [*specify other*]
(iii)	Additional Business Centre(s):	[●]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Principal Paying Agent):	[●]

2 This section relates to interest payable under the Covered Bonds and corresponding amounts of Scheduled Interest payable under the Covered Bond Guarantee.

(vi)	Screen Rate Determination:	
	– Reference Rate:	[●] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including amendment to fallback provisions in the Agency Agreement)*
	– Interest Determination Date(s):	[●] *(Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)* *NB: Specify the Interest Determination Date(s) up to and including the Extended Due for Payment Date, if applicable*
	– Relevant Screen Page:	[●] *(In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(vii)	ISDA Determination:	
	– Floating Rate Option:	[●]
	– Designated Maturity:	[●]
	– Reset Date:	[●]
(viii)	Margin(s):	[+/-] [●] per cent. per annum
(ix)	Minimum Rate of Interest:	[●] per cent. per annum
(x)	Maximum Rate of Interest:	[●] per cent. per annum
(xi)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] *(See Condition 4 for alternatives)*
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in the Conditions:	[●]
17.	**Zero Coupon Covered Bond Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub paragraphs of this paragraph)*
(i)	Accrual Yield:	[●] per cent. per annum
(ii)	Reference Price:	[●]
(iii)	Any other formula/basis of determining amount payable:	[●]

(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(d)(iii) and (h) apply/*specify other*]
		(*Consider applicable day count fraction if not U.S. dollar denominated*)

18. Index Linked Interest Provisions — [Applicable/Not Applicable]

(*If not applicable, delete the remaining subparagraphs of this paragraph*)

(i)	Index/Formula:	[give or annex details]
(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[●]
(iii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[●]
		[*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
(iv)	Specified Period(s)/Specified Interest Payment Dates:	[●]
(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *specify other*]
(vi)	Additional Business Centre(s):	[●]
(vii)	Minimum Rate of Interest:	[●] per cent. per annum
(viii)	Maximum Rate of Interest:	[●] per cent. per annum
(ix)	Day Count Fraction:	[●]

19. Dual Currency Covered Bond Provisions — [Applicable/Not Applicable]

(*If not applicable, delete the remaining sub paragraphs of this paragraph*)

(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*give or annex details*]
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[●]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[●]
		[*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
(iv)	Person at whose option Specified Currency(ies) is/are payable:	[●]

PROVISIONS RELATING TO REDEMPTION

20. Issuer Call: — [Applicable/Not Applicable]

(*If not applicable, delete the remaining sub paragraphs of this paragraph*)

	(i) Optional Redemption Date(s):	[●] *NB: Optional Redemption Dates must be Interest Payment Dates unless otherwise agreed with the Dealers and the Bond Trustee*
	(ii) Optional Redemption Amount of each Covered Bond and method, if any, of calculation of such amount(s):	[●] per Covered Bond of [●] Specified Denomination
	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[●]
	(b) Higher Redemption Amount:	[●]
	(iv) Notice period (if other than as set out in the Conditions):	[●] (*N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Principal Paying Agent or Bond Trustee*)
21.	**Investor Put:**	[Applicable/Not Applicable]
	(i) Optional Redemption Dates(s)	[●]
	(ii) Optional Redemption Amount of each Covered Bond and method, if any, of calculation of such amount(s):	[●] per Covered Bond of [●] Specified Denomination
	(iii) Notice Period (if other than as set out in the Conditions) [●]	(*NB: If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Principal Paying Agent or the Bond Trustee*)
22.	Final Redemption Amount of each Covered Bond:	[[●] per Covered Bond of [●] Specified Denomination/*specify other/see* Appendix] [*N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value, the Covered Bonds will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive will apply and the Issuer will prepare and publish a supplement to the Prospectus.*]
23.	Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons, on acceleration following an Issuer Event of Default or an LLP Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6(e)):	[●]

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

24. Form of Covered Bonds:	
[(a) Form:]	[Bearer Covered Bonds: [Temporary Global Covered Bond exchangeable for a Permanent Global Covered Bond which is exchangeable for Bearer Definitive Covered Bonds in definitive form [on 60 days' written notice given at any time/only after an Exchange Event]] [Temporary Global Covered Bond exchangeable for Bearer Definitive Covered Bonds [on 60 days' written notice given at any time/only after an Exchange Event]] [Permanent Global Covered Bond exchangeable for Bearer Definitive Covered Bonds in definitive form [on 60 days' written notice given at any time/ only after an Exchange Event]][3] [Registered Covered Bonds: Regulation S Global Covered Bond (U.S.$[●] nominal amount) registered in the name of a nominee for [DTC/a common depositary for Euroclear and Clearstream, Luxembourg]/Rule 144A Global Covered Bond (U.S.$[●] nominal amount) registered in the name of a nominee for [DTC/ a common depositary for Euroclear and Clearstream, Luxembourg]/ Definitive IAI Registered Covered Bond (*specify nominal amounts*)]
[(b) New Global Covered Bond	[Yes][No]
25. Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] (*Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate*)
26. Talons for future Coupons or Receipts to be attached to Bearer Definitive Covered Bonds (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
27. Details relating to Instalment Covered Bonds:	
(i) Instalment Amount(s):	[Not Applicable/*give details*]
(ii) Instalment Date(s):	[Not Applicable/*give details*]
28. Redenomination applicable:	Redenomination [not] applicable (*If Redenomination is applicable, specify the terms of the redenomination in an annex to the Final Terms*)
29. Other final terms:	[Not Applicable/*give details*] [*When adding any other final terms consideration should be given as to whether such terms*

3 The option to exchange a Temporary or Permanent Global Covered Bond for a Bearer Definitive Covered Bond on 60 days' written notice which may be given at any time will only be available to Bondholders where (a) drawdowns are issued in denominations that are a multiple of the minimum denomination traded by Euroclear and Clearstream, Luxembourg or (b) in circumstances where the Bondholder's share is an integral of the minimum denomination traded by Euroclear and Clearstream, Luxembourg.

constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive]

DISTRIBUTION

30. (i) If syndicated, names [and addresses]*** of Managers[and underwriting commitments]***:	[Not Applicable/*give names [and addresses and underwriting commitments*]***] [*Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.*]
(ii) Date of [Subscription Agreement]***	[●]***
(iii) Stabilising Manager (if any):	[Not Applicable/*give details*]
31. If non-syndicated, name [and address]*** of relevant Dealer(s):	[*Name* [*and address*]***]
32. Total commission and concession***:	[●] per cent. of the Aggregate Nominal Amount***
33. Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
34. Additional selling restrictions:	[Not Applicable/*give details*]

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Covered Bonds described herein pursuant to the €20,000,000,000 Covered Bond Programme of Northern Rock plc.

RESPONSIBILITY

Each of the Issuer and the LLP accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the LLP:

By:

Duly authorised

PART B – OTHER INFORMATION*

1. LISTING:

(i) Listing:	[London/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Covered Bonds to be admitted to trading on [●] with effect from [●].] [Not Applicable.] (*Where documenting a fungible issue need to indicate that original securities are already admitted to trading.*)***
[(iii) Estimate of total expenses related to admission to trading:**	[●]**]

2. RATINGS:

Ratings:	The Covered Bonds to be issued have been rated: [S & P: [●]] [Moody's: [●]] [Fitch: [●]] [[Other]: [●]] (*Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.*)*** (*The above disclosure should reflect the rating allocated to Covered Bonds of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. NOTIFICATION:

The [*name of competent authority in home Member State*] [has been requested to provide/has provided – *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Covered Bonds has an interest material to the offer. – *Amend as appropriate if there are other interests*

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

[(i)] Reasons for the offer:***	[●] (*See "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/ or hedging certain risks will need to include those reasons here.*)***
[(ii)] Estimated net proceeds:***	[●] (*If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)***
[(iii)] Estimated total expenses:***	[●] (*Include breakdown of expenses*) (*Expenses are required to be broken down into each principal intended "use" and presented in order of priority of such "uses".*)***

	(*If the Covered Bonds are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.*)
6. **YIELD:** (*Fixed Rate Covered Bonds only*) Indication of yield:	[●]
	[Calculated as [*include details of method of calculation in summary form*] on the Issue Date.]***
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES:**(*Floating Rate Covered Bonds only*)***

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Telerate].

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** (*Index-Linked Covered Bonds only*)

[*Need to include details of where past and future performance and volatility of the index/formula can be obtained.*]

[*Need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.*]***

[*Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.*]

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Covered Bonds only*)

[*Need to include details of where past and future performance and volatility of the relevant rates can be obtained.*]

[*Need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.*]***

10. **TRADEABLE AMOUNTS:**

So long as the Covered Bonds are represented by a Global Covered Bond and [*specify relevant clearing system(s)*] so permit, the Global Covered Bond shall be tradeable in minimum principal amounts of [€50,000]/[*specify equivalent to €50,000 if Global Covered Bond not denominated in euro*] and integral multiples of [●] (the **Tradeable Amount**) in addition thereto.

11. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	[●]
(ii)	Common Code:	[●]
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(iv)	Delivery:	Delivery [against/free of] payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	[●]

[(vi) Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes][No] [Note that the designation "yes" simply means that the Covered Bonds are intended upon issue to be deposited with one of Euroclear or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Covered Bonds will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*Include this text if "yes" selected in which case the Covered Bonds must be issued in NGCB form*]

Covered Bonds:

* If an issue of Covered Bonds is (i) NOT admitted to trading on a regulated market within the European Economic Area and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the Issuer may elect to amend and/or delete certain of the above paragraphs of Part B.

** *Delete if the minimum denomination is less than €50,000 (or, if the Specified Currency is other than euro, its equivalent)*

*** *Delete if the minimum denomination is greater than or equal to €50,000 (or, if the Specified Currency is other than euro, its equivalent)*

Terms and Conditions of the Covered Bonds

The following are the Terms and Conditions of the Covered Bonds which will be incorporated by reference into each Global Covered Bond (as defined below) and each Definitive Covered Bond, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer(s) at the time of issue but, if not so permitted and agreed, such Definitive Covered Bond will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Covered Bonds may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Covered Bonds. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Covered Bond and Definitive Covered Bond. Reference should be made to "Form of the Covered Bonds" for a description of the content of the Final Terms which will specify which of such terms are to apply in relation to the relevant Covered Bonds.

This Covered Bond is one of a Series (as defined below) of Covered Bonds issued by Northern Rock plc (the **Issuer**) constituted by a trust deed (such trust deed as modified and/or supplemented and/or restated from time to time, the **Trust Deed**) dated 30 April 2004 (the **Programme Date**) made between the Issuer, Northern Rock Covered Bond LLP as guarantor (the **LLP**) and The Bank of New York, London Branch as bond trustee (in such capacity, the **Bond Trustee**, which expression shall include any successor as Bond Trustee) and as security trustee (in such capacity, the **Security Trustee**, which expression shall include any successor as Security Trustee).

Save as provided for in Conditions 9 and 14, references herein to the Covered Bonds shall be references to the Covered Bonds of this Series and shall mean:

(i) in relation to any Covered Bonds represented by a global covered bond (a **Global Covered Bond**), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Covered Bond;

(iii) any Definitive Covered Bonds in bearer form (**Bearer Definitive Covered Bonds**) issued in exchange for a Global Covered Bond in bearer form; and

(iv) any Definitive Covered Bonds in registered form (**Registered Definitive Covered Bonds**) (whether or not issued in exchange for a Global Covered Bond in registered form).

The Covered Bonds, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an agency agreement (such agency agreement as amended and/or supplemented and/or restated from time to time, the **Agency Agreement**) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Security Trustee and Citibank N.A., as issuing and principal paying agent and agent bank (the **Principal Paying Agent**, which expression shall include any successor principal paying agent) and the other paying agents named therein (together with the Principal Paying Agent, the **Paying Agents**, which expression shall include any additional or successor paying agents), as exchange agent (the **Exchange Agent**, which expression shall include any successor exchange agent), as registrar (the **Registrar**, which expression shall include any successor registrar) and as transfer agent and the other transfer agents named therein (the **Transfer Agent**, which expression shall include any additional or successor transfer agents and together with the Paying Agents, the Exchange Agent and the Registrar, the **Agents**).

Interest-bearing Bearer Definitive Covered Bonds have (unless otherwise indicated in the applicable Final Terms) interest coupons (**Coupons**) and, if indicated in the applicable Final Terms, talons for further Coupons (**Talons**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Bearer Definitive Covered Bonds repayable in instalments have receipts (**Receipts**) for the payment of the instalments of principal (other than the final instalment) attached on issue. Registered Covered Bonds and Global Covered Bonds do not have Receipts, Coupons or Talons attached on issue.

The Final Terms for this Covered Bond (or the relevant provisions thereof) is attached to or endorsed on this Covered Bond and supplements these Terms and Conditions (the **Conditions**) and may specify other terms and conditions which shall, to the extent so specified or to the extent

inconsistent with the Conditions, replace or modify the Conditions for the purposes of this Covered Bond. References to the **applicable Final Terms** are to the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Covered Bond.

The Bond Trustee acts for the benefit of the holders for the time being of the Covered Bonds (the **Covered Bondholders**, which expression shall, in relation to any Covered Bonds represented by a Global Covered Bond, be construed as provided below), the holders of the Receipts (the **Receiptholders**) and the holders of the Coupons (the **Couponholders**, which expression shall, unless the context otherwise requires, include the holders of the Talons), and for holders of each other Series of Covered Bonds in accordance with the provisions of the Trust Deed.

As used herein, *Tranche* means Covered Bonds which are identical in all respects (including as to listing and admission to trading) and **Series** *means* a Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

The LLP has, in the Trust Deed, irrevocably and unconditionally guaranteed the due and punctual payment of Guaranteed Amounts in respect of the Covered Bonds as and when the same shall become Due for Payment, but only after service of a Notice to Pay on the LLP following an Issuer Event of Default and service by the Bond Trustee of an Issuer Acceleration Notice on the Issuer.

The security for the obligations of the LLP under the Covered Bond Guarantee and the other Transaction Documents to which it is a party has been created in and pursuant to, and on the terms set out in, a deed of charge (such deed of charge as amended and/or supplemented and/or restated from time to time, the **Deed of Charge**) dated the Programme Date and made between the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors.

These Conditions include summaries of, and are subject to, the provisions of the Trust Deed, the Deed of Charge and the Agency Agreement.

Copies of the Trust Deed, the Deed of Charge, the Master Definitions and Construction Agreement (as defined below), the Agency Agreement and each of the other Transaction Documents are available for inspection during normal business hours at the office for the time being of the Bond Trustee being at 48th Floor, One Canada Square, London E14 5AL and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms for all Covered Bonds of each Series are available during normal business hours at the registered office of the Issuer and at the specified office of each of the Paying Agents, save that, if the relevant Covered Bond is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, such Final Terms shall be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Bond Trustee or Issuer or the relevant Paying Agent as to identity, the holder of any Covered Bond to which such Final Terms relate. The Covered Bondholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of, and definitions contained in, the Trust Deed, the Deed of Charge, the Master Definitions and Construction Agreement, the Agency Agreement, each of the other Transaction Documents and the applicable Final Terms which are applicable to them and to have notice of each Final Terms relating to each other Series.

Except where the context otherwise requires, capitalised terms used and not otherwise defined in these Conditions shall bear the meanings given to them in the applicable Final Terms and/or the master definitions and construction agreement made between the parties to the Transaction Documents on or about the Programme Date as amended and/or restated and or supplemented from time to time (the **Master Definitions and Construction Agreement**), a copy of each of which may be obtained as described above.

1. Form, Denomination and Title

The Covered Bonds are *in bearer* form or in registered form as specified in the applicable Final Terms and, in the case of Definitive Covered Bonds, *serially* numbered, in the Specified Currency and the Specified Denomination(s). Covered Bonds of one Specified Denomi*nation* may

not be exchanged for Covered Bonds of another Specified Denomination and Bearer Covered Bonds may not be exchanged for Registered Covered Bonds and vice versa.

This Covered Bond may be a Fixed Rate Covered Bond, a Floating Rate Covered Bond, a Zero Coupon Covered Bond, an Index Linked Interest Covered Bond, a Dual Currency Interest Covered Bond or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Covered Bond may be an Index Linked Redemption Covered Bond, an Instalment Covered Bond, a Dual Currency Redemption Covered Bond or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Final Terms.

Bearer Definitive Covered Bonds are issued with Coupons attached, unless they are Zero Coupon Covered Bonds in which case references to Coupons and Couponholders in these Conditions are not applicable.

Bearer Definitive Covered Bonds are issued with Receipts, unless they are not Instalment Covered Bonds in which case references to Receipts and Receiptholders in these Conditions are not applicable.

Subject as set out below, title to the Bearer Covered Bonds, Receipts and Coupons will pass by delivery and title to the Registered Covered Bonds will pass upon registration of transfers in accordance with the provisions of the Agency Agreement. The Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee will (except as otherwise required by law) deem and treat the bearer of any Bearer Covered Bond, Receipt or Coupon and the registered holder of any Registered Covered Bond as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Covered Bond, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Covered Bonds is represented by a Global Covered Bond held on behalf of Euroclear Bank S.A./N.V. (**Euroclear**) and/or Clearstream Banking, société anonyme (**Clearstream, Luxembourg**) and/or The Depository Trust Company (**DTC**) or its nominee, each person (other than Euroclear or Clearstream, Luxembourg or DTC) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg or DTC as the holder of a particular nominal amount of such Covered Bonds (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg or DTC as to the nominal amount of such Covered Bonds standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error and any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream's Cedcom system) in accordance with its usual procedures and in which the holder of a particular nominal amount of the Covered Bonds is clearly identified with the amount of such holding) shall be treated by the Issuer, the LLP, the Paying Agents, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds for all purposes other than with respect to the payment of principal or interest or other amounts on such nominal amount of such Covered Bonds, and, in the case of DTC or its nominee, voting, giving consents and making requests, for which purpose the bearer of the relevant Global Covered Bond or the registered holder of the relevant Registered Global Covered Bond shall be treated by the Issuer, the LLP, any Paying Agent, the Security Trustee and the Bond Trustee as the holder of such nominal amount of such Covered Bonds in accordance with and subject to the terms of the relevant Global Covered Bond and the expressions **Covered Bondholder** and **holder of Covered Bonds** and related expressions shall be construed accordingly.

Covered Bonds which are represented by a Global Covered Bond will be transferable only in accordance with the rules and procedures for the time being of DTC, Euroclear and Clearstream, Luxembourg, as the case may be.

References to DTC, Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Bond Trustee.

2. Transfers of Registered Covered Bonds

(a) Transfers of interests in Registered Global Covered Bonds

Transfers of beneficial interests in Registered Global Covered Bonds will be effected by DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. A beneficial interest in a Registered Global Covered Bond will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Covered Bonds in definitive form or for a beneficial interest in another Registered Global Covered Bond only in the authorised denominations set out in the applicable Final Terms and only in accordance with the rules and operating procedures for the time being of DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and in accordance with the terms and conditions specified in the Agency Agreement. Transfers of a Registered Global Covered Bond registered in the name of a nominee for DTC shall be limited to transfers of such Registered Global Covered Bond, in whole but not in part, to another nominee of DTC or to a successor of DTC or such successor's nominee.

(b) Transfers of Registered Covered Bonds in definitive form

Subject as provided in paragraphs (e), (f) and (g) below, upon the terms and subject to the conditions set forth in the Agency Agreement, a Registered Covered Bond in definitive form may be transferred in whole or in part (in the authorised denominations set out in the applicable Final Terms). In order to effect any such transfer (i) the holder or holders must (A) surrender the Registered Covered Bond for registration of the transfer of the Registered Covered Bond (or the relevant part of the Registered Covered Bond) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing and (B) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (ii) the Registrar or, as the case may be, the relevant Transfer Agent must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer, the Bond Trustee and the Registrar may from time to time prescribe (the initial such regulations being set out in Schedule 6 to the Agency Agreement). Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail, to such address as the transferee may request, a new Registered Covered Bond in definitive form of a like aggregate nominal amount to the Registered Covered Bond (or the relevant part of the Registered Covered Bond) transferred. In the case of the transfer of part only of a Registered Covered Bond in definitive form, a new Registered Covered Bond in definitive form in respect of the balance of the Registered Covered Bond not transferred will be so authenticated and delivered or (at the risk of the transferor) sent by uninsured mail to the address specified by the transferor.

(c) Registration of transfer upon partial redemption

In the event of a partial redemption of Covered Bonds under Condition 6, the Issuer shall not be required to register the transfer of any Registered Covered Bond, or part of a Registered Covered Bond, called for partial redemption.

(d) Costs of registration

Covered Bondholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

(e) Transfers of interests in Regulation S Global Covered Bonds

Prior to expiry of the applicable Distribution Compliance Period, transfers by the holder of, or of a beneficial interest in, a Regulation S Global Covered Bond to a transferee in the United States or who is a U.S. person will only be made:

(i) upon receipt by the Registrar of a written certification substantially in the form set out in the Agency Agreement, amended as appropriate (a **Transfer Certificate**), copies of which are available from the specified office of the Registrar or any Transfer Agent, from the transferor of the Covered Bond or beneficial interest therein to the effect that such transfer is being made:

(A) to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; or

(B) to a person who is an Institutional Accredited Investor, together with, in the case of (B), a duly executed investment letter from the relevant transferee substantially in the form set out in the Agency Agreement (an **IAI Investment Letter**); or

(ii) otherwise pursuant to the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States,

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

In the case of (A) above, such transferee may take delivery through a Legended Covered Bonds in global or definitive form and, in the case of (B) above, such transferee may take delivery only through a Legended Covered Bond in definitive form. After expiry of the applicable Distribution Compliance Period (i) beneficial interests in Regulation S Global Covered Bonds registered in the name of a nominee for DTC may be held through DTC directly, by a participant in DTC, or indirectly through a participant in DTC and (ii) such certification requirements will no longer apply to such transfers.

(f) Transfers of interests in Legended Covered Bonds

Transfers of Legended Covered Bonds or beneficial interests therein may be made:

(i) to a transferee who takes delivery of such interest through a Regulation S Global Covered Bond, upon receipt by the Registrar of a duly completed Transfer Certificate from the transferor to the effect that such transfer is being made in accordance with Regulation S and that, in the case of a Regulation S Global Covered Bond registered in the name of a nominee for DTC, if such transfer is being made prior to expiry of the applicable Distribution Compliance Period, the interests in the Covered Bonds being transferred will be held immediately thereafter through Euroclear and/or Clearstream, Luxembourg; or

(ii) to a transferee who takes delivery of such interest through a Legended Covered Bond:

(A) where the transferee is a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, without certification; or

(B) where the transferee is an Institutional Accredited Investor,

subject to delivery to the Registrar of a Transfer Certificate from the transferor to the effect that such transfer is being made to an Institutional Accredited Investor, together with a duly executed IAI Investment Letter from the relevant transferee; or

(iii) otherwise pursuant to the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States,

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

Covered Bonds transferred by Institutional Accredited Investors to QIBs pursuant to Rule 144A or outside the United States pursuant to Regulation S will be eligible to be held by such QIBs or non-U.S. investors through DTC, Euroclear or Clearstream, Luxembourg, as appropriate,

and the Registrar will arrange for any Covered Bonds which are the subject of such a transfer to be represented by the appropriate Registered Global Covered Bonds, where applicable.

Upon the transfer, exchange or replacement of Legended Covered Bonds, or upon specific request for removal of the Legend, the Registrar shall deliver only Legended Covered Bonds or refuse to remove the Legend, as the case may be, unless there is delivered to the Issuer such satisfactory evidence as may reasonably be required by the Issuer, which may include an opinion of U.S. counsel, that neither the Legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

(g) Exchanges and transfers of Registered Covered Bonds generally

Holders of Registered Covered Bonds in definitive form, other than Institutional Accredited Investors, may exchange such Covered Bonds for interests in a Registered Global Covered Bond of the same type at any time.

(h) Definitions

In the Conditions, the following expressions shall have the following meanings:

Distribution Compliance Period means the period that ends 40 days after the completion of the distribution of the relevant Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

Institutional Accredited Investor means an "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that is an institution;

Legended Covered Bonds means Registered Covered Bonds in definitive form that are issued to Institutional Accredited Investors and Registered Covered Bonds (whether in definitive form or represented by a Registered Global Covered Bond) sold in private transactions to QIBs in accordance with the requirements of Rule 144A;

QIB means a "qualified institutional buyer" within the meaning of Rule 144A;

Regulation S means Regulation S under the Securities Act;

Regulation S Global Covered Bond means a Registered Global Covered Bond representing Covered Bonds sold outside the United States in reliance on Regulation S;

Rule 144A means Rule 144A under the Securities Act;

Rule 144A Global Covered Bond means a Registered Global Covered Bond representing Covered Bonds sold in the United States to QIBs in reliance on Rule 144A; and

Securities Act means the United States Securities Act of 1933, as amended.

3. Status of the Covered Bonds and the Covered Bond Guarantee

(a) Status of the Covered Bonds

The Covered Bonds and any relative Receipts and Coupons constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves and (subject to any applicable statutory provisions) *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer.

(b) Status of the Covered Bond Guarantee

The payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment has been unconditionally and irrevocably guaranteed by the LLP (the **Covered Bond Guarantee**) in the Trust Deed. However, the LLP shall have no obligation under the Covered Bond Guarantee to pay any Guaranteed Amounts until the occurrence of an Issuer Event of Default, service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice and service by the Bond Trustee on the LLP of a Notice to Pay or, if earlier, following the occurrence of an LLP Event of Default, service by the Bond Trustee of an LLP Acceleration Notice. The obligations of the LLP under the Covered Bond Guarantee are direct (following an Issuer Event of Default, service of an Issuer Acceleration Notice and service of a Notice to Pay or an LLP Event of Default and service of an LLP Acceleration Notice), unconditional and unsubordinated obligations of the LLP, which are secured as provided in the Deed of Charge.

Any payment made by the LLP under the Covered Bond Guarantee shall (unless such obligation shall have been discharged as a result of the payment of Excess Proceeds to the Bond

Trustee pursuant to Condition 9) discharge pro tanto the obligations of the Issuer in respect of such payment under the Covered Bonds, Receipts and Coupons except where such payment has been declared void, voidable or otherwise recoverable in whole or in part and recovered from the Bond Trustee or the Covered Bondholders.

As security for the LLP's obligations under the Covered Bond Guarantee and the other Transaction Documents (as defined in the Master Definitions and Construction Agreement) to which it is a party, the LLP has granted fixed and floating security over all of its assets under the Deed of Charge in favour of the Security Trustee (for itself and on behalf of the other Secured Creditors).

4. Interest

(a) Interest on Fixed Rate Covered Bonds

Each Fixed Rate Covered Bond bears interest on its Principal Amount Outstanding from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable, subject as provided in these Conditions, in arrear on the Interest Payment Date(s) in each year up to (and including) the Final Maturity Date. If a Notice to Pay is served on the LLP, the LLP shall pay Guaranteed Amounts in equivalent amounts to those described above under the Covered Bond Guarantee in respect of the Covered Bonds on the Original Due for Payment Dates or, if applicable, the Extended Due for Payment Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in the Conditions, **Fixed Interest Period** means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(A) in the case of Covered Bonds where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(B) in the case of Covered Bonds where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Conditions:

Determination Period means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

Principal Amount Outstanding means in respect of a Covered Bond the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant Covered Bondholder in respect thereof.

sub-unit means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01.

(b) Interest on Floating Rate Covered Bonds and Index Linked Interest Covered Bonds

(i) Interest Payment Dates

Each Floating Rate Covered Bond and Index Linked Interest Covered Bond bears interest on its Principal Amount Outstanding from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an **Interest Payment Date**) which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period. In these Conditions, the expression **Interest Period** shall mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the **Floating Rate Convention**, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the **Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the **Modified Following Business Day Convention**, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the **Preceding Business Day Convention**, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In the Conditions, **Business Day** means a day which is:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) in the case of any sum payable, either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre) and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively or (2) in relation to any Covered Bonds denominated or payable in euro, a day on which the Trans-European Automated Real Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Covered Bonds and Index Linked Interest Covered Bonds will be determined in the manner specified in the applicable Final Terms.

(A) *ISDA Determination for Floating Rate Covered Bonds*

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this subparagraph (A), **ISDA Rate** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent or other person specified in the applicable Final Terms under an interest rate swap transaction if the Principal Paying Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Covered Bonds (the **ISDA Definitions**) and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (**LIBOR**) or the Euro-zone inter-bank offered rate (**EURIBOR**) for a currency, the first day of that Interest Period, or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), **Floating Rate, Calculation Agent, Floating Rate Option, Designated Maturity** and **Reset Date** have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Covered Bonds*

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one

such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this sub-paragraph (B) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Covered Bonds is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Covered Bonds will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Principal Paying Agent, in the case of Floating Rate Covered Bonds, and the Calculation Agent, in the case of Index Linked Interest Covered Bonds, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Covered Bonds, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest payable on the Floating Rate Covered Bonds or Index Linked Interest Covered Bonds in respect of each Specified Denomination (each an **Interest Amount**) for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest for any Interest Period:

(A) if "Actual/365" or "Actual/Actual (ISDA)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(C) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(D) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(E) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month

that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(F) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Final Maturity Date (or, as the case may be, Extended Due for Payment Date) is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Issuer will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Bond Trustee and to any stock exchange or other relevant competent authority or quotation system on which the relevant Floating Rate Covered Bonds or Index Linked Interest Covered Bonds are for the time being listed, quoted and/or traded or by which they have been admitted to listing and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (as defined in Condition 4(b)(i)) thereafter by the Principal Paying Agent. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment or alternative arrangements will be promptly notified to the Bond Trustee and each stock exchange or other relevant authority on which the relevant Floating Rate Covered Bonds or Index Linked Interest Covered Bonds are for the time being listed or by which they have been admitted to listing and to Covered Bondholders in accordance with Condition 13.

(vi) Determination or Calculation by Bond Trustee

If for any reason at any relevant time after the Issue Date, the Principal Paying Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Principal Paying Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Bond Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Bond Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Principal Paying Agent or the Calculation Agent, as the case may be.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Principal Paying Agent or the Calculation Agent or the Bond Trustee shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the LLP, the Principal Paying Agent, the Calculation Agent, the other Paying Agents, the Bond Trustee and all Covered Bondholders, Receiptholders and Couponholders and (in the absence of wilful default or bad faith) no liability to the Issuer, the LLP, the Covered Bondholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent or the Calculation Agent or the Bond Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Covered Bonds

In the case of Dual Currency Interest Covered Bonds where the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest shall be determined in the manner specified in the applicable Final Terms.

(d) *Accrual of interest*

Interest (if any) will cease to accrue on each Covered Bond (or in the case of the redemption of part only of a Covered Bond, that part only of such Covered Bond) on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused in which event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) *Method of payment*

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment but without prejudice to the provisions of Condition 7. References to Specified Currency will include any successor currency under applicable law.

(b) *Presentation of Bearer Definitive Covered Bonds, Receipts and Coupons*

Payments of principal and interest (if any) will (subject as provided below) be made against presentation and surrender of Bearer Definitive Covered Bonds or Coupons, as the case may be, at any specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments (if any) of principal other than the final instalment, will (subject as provided below) be made against presentation and surrender of the relevant Receipt. Each Receipt must be presented for payment of the relevant instalment together with the Bearer Definitive Covered Bond to which it appertains. If any Bearer Definitive Covered Bond is redeemed or becomes repayable prior to the stated maturity thereof, principal will be payable only on surrender of such Bearer Definitive Covered Bond together with all unmatured Receipts appertaining thereto. Receipts presented without the Bearer Definitive Covered Bond to which they appertain and unmatured Receipts do not constitute valid obligations of the Issuer or the LLP.

Fixed Rate Covered Bonds in definitive bearer form (other than Dual Currency Covered Bonds or Index Linked Covered Bonds or Long Maturity Covered Bonds) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the total amount due) will be deducted from the amount due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 12 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, six years from the date on which such Coupon would otherwise have become due.

Upon amounts in respect of any Fixed Rate Covered Bond in definitive bearer form becoming due and repayable by the Issuer (in the absence of a Notice to Pay) or LLP under the Covered Bond Guarantee prior to its Final Maturity Date (or, as the case may be, Extended Due for Payment Date), all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Covered Bond, Dual Currency Covered Bond, Index Linked Covered Bond or Long Maturity Covered Bond in definitive bearer form, all unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall

become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A **Long Maturity Covered Bond** is a Fixed Rate Covered Bond (other than a Fixed Rate Covered Bond which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Covered Bond shall cease to be a Long Maturity Covered Bond on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the Principal Amount Outstanding of such Covered Bond. If the date for redemption of any Bearer Definitive Covered Bond is not an Interest Payment Date, interest (if any) accrued in respect of such Covered Bond from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant Bearer Definitive Covered Bond.

(c) *Payments in respect of Bearer Global Covered Bonds*

Payments of principal and interest (if any) in respect of Covered Bonds represented by any Bearer Global Covered Bond will (subject as provided below) be made in the manner specified above in relation to Bearer Definitive Covered Bonds and otherwise in the manner specified in the relevant Global Covered Bond against presentation or surrender, as the case may be, of such Global Covered Bond if the Global Covered Bond is not intended to be issued in NGCB form at the specified office of any Paying Agent outside the United States. On the occasion of each payment, (i) in the case of any Global Covered Bond which is not issued in NGCB form, a record of such payment made on such Global Covered Bond, distinguishing between any payment of principal and any payment of interest, will be made on such Global Covered Bond by the Principal Paying Agent, and such record shall be *prima facie* evidence that the payment in question has been made and (ii) in the case of any Global Covered Bond which is an NGCB, the Principal Paying Agent shall instruct Euroclear and Clearstream, Luxembourg to make appropriate entries in their records to reflect such payment.

(d) *Payments in respect of Registered Covered Bonds*

Payments of principal (other than instalments of principal prior to the final instalment) in respect of each Registered Covered Bond (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Covered Bond at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Covered Bond appearing in the register of holders of the Registered Covered Bonds maintained by the Registrar (the **Register**) at the close of business on the third Business Day (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date. Notwithstanding the previous sentence, if (i) a holder does not have a **Designated Account** or (ii) the principal amount of the Covered Bonds held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a **Designated Bank** (as defined below). For these purposes, Designated Account means the account (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by a holder with a Designated Bank and identified as such in the Register and Designated Bank means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) and (in the case of a payment in euro) any bank which processes payments in euro.

Payments of interest and payments of instalments of principal (other than the final instalment) in respect of each Registered Covered Bond (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the Business Day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Covered Bond appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a Business Day) before the relevant due date (the **Record Date**) at the holder's address shown in the Register on the Record Date and at the holder's risk. Upon application of the holder to the specified office of the Registrar not less than three Business Days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Registered Covered Bond, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application

for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and instalments of principal (other than the final instalment) in respect of the Registered Covered Bonds which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Covered Bond on redemption and the final instalment of principal will be made in the same manner as payment of the principal in respect of such Registered Covered Bond.

Holders of Registered Covered Bonds will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Covered Bond as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post. No commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of the Registered Covered Bonds.

All amounts payable to DTC or its nominee as registered holder of a Registered Global Covered Bond in respect of Covered Bonds denominated in a Specified Currency other than U.S. dollars shall be paid by transfer by the Registrar to an account in the relevant Specified Currency of the Exchange Agent on behalf of DTC or its nominee for conversion into and payment in U.S. dollars in accordance with the provisions of the Agency Agreement.

None of the Issuer, the LLP, the Bond Trustee or the Agents will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Registered Global Covered Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(e) *General provisions applicable to payments*

The holder of a Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall be the only person entitled to receive payments in respect of Covered Bonds represented by such Global Covered Bond and the Issuer or, as the case may be, the LLP will be discharged by payment to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be) in respect of each amount so paid. Each of the persons shown in the records of DTC, Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Covered Bonds represented by such Global Covered Bond must look solely to DTC, Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or the LLP to, or to the order of, the holder of such Global Covered Bond (or the Bond Trustee, as the case may be). No person other than the holder of the relevant Global Covered Bond (or, as provided in the Trust Deed, the Bond Trustee) shall have any claim against the Issuer or the LLP in respect of any payments due on that Global Covered Bond.

Notwithstanding the foregoing provisions of this Condition, payments of principal and/or interest in U.S. Dollars will only be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. Dollars at such specified offices outside the United States of the full amount of interest on the Bearer Covered Bonds in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. Dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the LLP, adverse tax consequences to the Issuer or the LLP.

(f) *Payment Day*

If the date for payment of any amount in respect of any Covered Bond, Receipt or Coupon is not a Payment Day (as defined below), the holder thereof shall not be entitled to payment of the relevant amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this Condition (unless otherwise specified in the applicable Final Terms), **Payment Day** means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open; and

(iii) in the case of any payment in respect of a Registered Global Covered Bond denominated in a Specified Currency other than U.S. dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such Registered Global Covered Bond) has elected to receive any part of such payment in U.S. dollars, a day on which commercial banks are not authorised or required by law or regulation to be closed in New York City.

(g) *Interpretation of principal and interest*

Any reference in these Conditions to principal in respect of the Covered Bonds shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertakings or covenants given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Covered Bonds;

(iii) the Early Redemption Amount of the Covered Bonds;

(iv) the Optional Redemption Amount(s) (if any) of the Covered Bonds;

(v) in relation to Covered Bonds redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Covered Bonds, the Amortised Face Amount (as defined in Condition 6(e));

(vii) any premium and any other amounts (other than interest) which may be payable under or in respect of the Covered Bonds;

(viii) in relation to Dual Currency Covered Bonds, the principal payable in any relevant Specified Currency; and

(ix) any Excess Proceeds which may be payable by the Bond Trustee under or in respect of the Covered Bonds.

Any reference in these Conditions to interest in respect of the Covered Bonds shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertakings given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. Redemption and Purchase

(a) Final redemption

Unless previously redeemed or purchased and cancelled as specified below, each Covered Bond will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Final Maturity Date.

Without prejudice to Condition 9, if an Extended Due for Payment Date is specified as applicable in the Final Terms for a Series of Covered Bonds and the Issuer has failed to pay the Final Redemption Amount on the Final Maturity Date specified in the Final Terms (or after expiry of the grace period set out in Condition 9(a)(i)) and following the service of a Notice to Pay on the

LLP by no later than the date falling one Business Day prior to the Extension Determination Date the LLP has insufficient moneys available under the Guarantee Priority of Payments to pay the Guaranteed Amounts corresponding to the Final Redemption Amount in full in respect of the relevant Series of Covered Bonds on the date falling on the earlier of (a) the date which falls two Business Days after service of such Notice to Pay on the LLP or if later the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms of the Covered Bond Guarantee or (b) the Extension Determination Date, then (subject as provided below) payment of the unpaid amount by the LLP under the Covered Bond Guarantee shall be deferred until the Extended Due for Payment Date.

The LLP shall notify the relevant Covered Bondholders (in accordance with Condition 13), the Rating Agencies, the Bond Trustee, the Security Trustee, the Principal Paying Agent and the Registrar (in the case of Registered Covered Bonds) as soon as reasonably practicable and in any event at least one Business Day prior to the dates specified in (a) and (b) of the preceding paragraph of any inability of the LLP to pay in full the Guaranteed Amounts corresponding to the Final Redemption Amount in respect of a Series of Covered Bonds pursuant to the Covered Bond Guarantee. Any failure by the LLP to notify such parties shall not affect the validity or effectiveness of the extension nor give rise to any rights in any such party.

In the circumstances outlined above, the LLP shall on the earlier of (a) the date falling two Business Days after the service of a Notice to Pay or if later the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) and (b) the Extension Determination Date, under the Covered Bond Guarantee, apply the moneys (if any) available (after paying or providing for payment of higher ranking or *pari passu* amounts in accordance with the Guarantee Priority of Payments) *pro rata* in part payment of an amount equal to the Final Redemption Amount of each Covered Bond of the relevant Series of Covered Bonds and shall pay Guaranteed Amounts constituting the Scheduled Interest in respect of each such Covered Bond on such date. The obligation of the LLP to pay any amounts in respect of the balance of the Final Redemption Amount not so paid shall be deferred as described above.

Any discharge of the Issuer as the result of the payment of Excess Proceeds to the Bond Trustee shall be disregarded for the purposes of determining the amounts to be paid by the LLP under the Covered Bond Guarantee in connection with this Condition 6(a).

Such failure to pay by the LLP shall not constitute an LLP Event of Default.

(b) Redemption for taxation reasons

The Covered Bonds may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Covered Bond is neither a Floating Rate Covered Bond, an Index Linked Interest Covered Bond nor a Dual Currency Interest Covered Bond) or on any Interest Payment Date (if this Covered Bond is either a Floating Rate Covered Bond, an Index Linked Interest Covered Bond or a Dual Currency Interest Covered Bond), on giving not less than 30 nor more than 60 days' notice to the Bond Trustee and, in accordance with Condition 13, the Covered Bondholders (which notice shall be irrevocable), if the Issuer satisfies the Bond Trustee immediately before the giving of such notice that on the occasion of the next date for payment of interest, the Issuer is or will be required to pay additional amounts as provided in Condition 7. Covered Bonds redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (d) below together (if appropriate, with interest accrued to (but excluding) the date of redemption).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms (the **Issuer Call**), the Issuer may, having (unless otherwise specified, in the applicable Final Terms) given not less than 30 nor more than 60 days' notice to the Bond Trustee, the Principal Paying Agent, (in the case of the redemption of Registered Covered Bonds) the Registrar and, in accordance with Condition 13, the Covered Bondholders (which notice shall be irrevocable) redeem all or some only (as specified in the applicable Final Terms) of the Covered Bonds then outstanding on any Optional Redemption Date(s) and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date(s). Upon expiry of such notice, the Issuer shall be bound to redeem the Covered Bonds accordingly. In the event of the redemption of some only of the Covered Bonds, such redemption must be for an amount being the Minimum Redemption Amount or a Higher Redemption Amount. In the case of a partial redemption of Covered Bonds,

the Covered Bonds to be redeemed (the **Redeemed Covered Bonds**) will be selected individually by lot, in the case of Redeemed Covered Bonds represented by Definitive Covered Bonds, and in accordance with the rules of DTC, Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Covered Bonds represented by a Global Covered Bond, in each case, not more than 60 days prior to the date fixed for redemption (such date of selection being hereinafter called the **Selection Date**). In the case of Redeemed Covered Bonds represented by Definitive Covered Bonds, a list of the serial numbers of such Redeemed Covered Bonds will be published in accordance with Condition 13 not less than 30 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Covered Bonds represented by Definitive Covered Bonds shall bear the same proportion to the aggregate nominal amount of all Redeemed Covered Bonds as the aggregate nominal amount of Definitive Covered Bonds outstanding bears to the aggregate nominal amount of the Covered Bonds outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Covered Bonds represented by a Global Covered Bond shall be equal to the balance of the Redeemed Covered Bonds. No exchange of the relevant Global Covered Bond will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Covered Bondholders in accordance with Condition 13 at least 30 days prior to the Selection Date.

(d) Redemption at the option of the Covered Bondholders (Investor Put)

If an investor put is specified in the Final Terms (the **Investor Put**), then if and to the extent specified in the applicable Final Terms, upon the holder of this Covered Bond giving to the Issuer, in accordance with Condition 13, not less than 30 nor more than 60 days' notice (which notice shall be irrevocable), the Issuer will, upon the expiry of such notice provided that the Cash Manager has notified the Bond Trustee in writing that there will be sufficient funds available to pay any termination payment due to the relevant Covered Bond Swap Provider(s), redeem subject to, and in accordance with, the terms specified in the applicable Final Terms in whole (but not in part) such Covered Bond on the Optional Redemption Date and at the relevant Optional Redemption Amount as specified in, or determined in the manner specified in, the applicable Final Terms, together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date.

If this Covered Bond is in definitive form, to exercise the right to require redemption of this Covered Bond, the holder of this Covered Bond must deliver such Covered Bond, on any Business Day (as defined in Condition 3(b)) falling within the above-mentioned notice period at the specified office of any Paying Agent, accompanied by a duly signed and completed notice of exercise of the Investor Put in the form (for the time being current) obtainable from any specified office of any Paying Agent (a **Put Notice**) and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition 6(d).

It may be that before an Investor Put can be exercised, certain conditions and/or circumstances will need to be satisfied. Where relevant, the provisions will be set out in the applicable Final Terms.

(e) Early Redemption Amounts

For the purpose of paragraphs (b) above and (k) below and Condition 9, each Covered Bond will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Covered Bond with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Covered Bond (other than a Zero Coupon Covered Bond but including an Instalment Covered Bond) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Covered Bond is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iii) in the case of a Zero Coupon Covered Bond, at an amount (the **Amortised Face Amount**) equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Covered Bonds to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Covered Bond becomes due and repayable,

or such other amount as is provided in the applicable Final Terms.

Where such calculation is to be made for a period which is not a whole number of years, it shall be made (i) in the case of a Zero Coupon Covered Bond payable in a Specified Currency other than euro, on the basis of a 360-day year consisting of 12 months of 30 days each or (ii) in the case of a Zero Coupon Covered Bond payable in euro, on the basis of the actual number of days elapsed divided by 365 (or, if any of the days elapsed falls in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non leap year divided by 365) or (iii) on such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Covered Bonds will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) Purchases

The Issuer or any of its subsidiaries (including the LLP) may at any time purchase or otherwise acquire Covered Bonds (provided that, in the case of Bearer Definitive Covered Bonds, all unmatured Receipts, Coupons and Talons appertaining thereto are attached thereto or surrendered therewith) at any price in the open market either by tender or private agreement or otherwise. If purchases are made by tender, tenders must be available to all Covered Bondholders alike. Such Covered Bonds may be held, reissued, resold or, at the option of the Issuer or the relevant subsidiary, surrendered to any Paying Agent and/or the Registrar for cancellation (except that any Covered Bonds purchased or otherwise acquired by the LLP must immediately be surrendered to any Paying Agent and/or the Registrar for cancellation).

(h) Cancellation

All Covered Bonds which are redeemed will forthwith be cancelled (together with, in the case of Bearer Definitive Covered Bonds, all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Covered Bonds so cancelled and any Covered Bonds purchased and surrendered for cancellation pursuant to paragraph (g) above and cancelled (together with, in the case of Bearer Definitive Covered Bonds, all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be held, reissued or resold.

(i) Late payment on Zero Coupon Covered Bonds

If the amount payable in respect of any Zero Coupon Covered Bond upon redemption of such Zero Coupon Covered Bond pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Covered Bond shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Covered Bond becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Covered Bond have been paid; and

(ii) the date on which the full amount of the moneys payable in respect of such Zero Coupon Covered Bonds has been received by the Principal Paying Agent or the Bond Trustee or the Registrar and notice to that effect has been given to the Covered Bondholders either in accordance with Condition 13 or individually.

(j) Legislative Exchange

Following the coming into force in the UK, at any time after the Programme Date, of (i) any legislation similar to covered bond legislation in force in any other European Union country or (ii) any rules, regulations or guidelines published by any governmental authority that provides for

bonds issued by UK issuers to qualify for the same benefits available to covered bonds issued under covered bond legislation in force in any other European Union country, the Issuer may, at its option and without the consent of the Bond Trustee, the Security Trustee, the Covered Bondholders, the Receiptholders or the Couponholders, exchange all (but not some only) of the Covered Bonds of all Series then outstanding (the **Existing Covered Bonds**) for new Covered Bonds which qualify as covered bonds under such new legislation, rules, regulations or guidelines (the **New Covered Bonds**) in identical form, amounts and denominations as the Existing Covered Bonds and on the same economic terms and conditions as the Existing Covered Bonds (the **Legislative Exchange**) if not more than 60 nor less than 30 days' notice to the Covered Bondholders (in accordance with Condition 13) and the Bond Trustee is given and provided that:

(i) on the date on which such notice expires the Issuer delivers to the Bond Trustee a certificate signed by two Directors of the Issuer and a certificate signed by a Designated Member of the LLP confirming that, in the case of the Issuer, no Issuer Event of Default or Potential Issuer Event of Default and, in the case of the LLP, no LLP Event of Default or Potential LLP Event of Default, shall have occurred and be continuing;

(ii) each of the Rating Agencies then rating the Existing Covered Bonds has confirmed in writing that the New Covered Bonds will be assigned the same ratings as are then applicable to the Existing Covered Bonds; and

(iii) if the Existing Covered Bonds are listed, quoted and/or traded on or by a competent and/ or relevant listing authority, stock exchange and/or quotation system on or before the date on which such notice expires the Issuer delivers to the Bond Trustee a certificate signed by two Directors of the Issuer confirming that all applicable rules of such competent and/or relevant listing authority, stock exchange and/or quotation system have been or will be complied with.

The Existing Covered Bonds will be cancelled concurrently with the issue of the New Covered Bonds and with effect on and from the date of issue thereof all references herein to Covered Bonds shall be deemed to be references to the New Covered Bonds.

(k) Redemption due to illegality

The Covered Bonds of all Series may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Bond Trustee, the Principal Paying Agent, the Registrar and, in accordance with Condition 13, all Covered Bondholders (which notice shall be irrevocable), if the Issuer satisfies the Bond Trustee immediately before the giving of such notice that it has, or will, before the next Interest Payment Date of any Covered Bond of any Series, become unlawful for the Issuer to make, fund or allow to remain outstanding any Term Advance made by it to the LLP under the Intercompany Loan Agreement, as a result of any change in, or amendment to, the applicable laws or regulations or any change in the application or official interpretation of such laws or regulations, which change or amendment has become or will become effective before the next such Interest Payment Date.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Bond Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and the Bond Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on all Covered Bondholders, Receiptholders and Couponholders.

Covered Bonds redeemed pursuant to this Condition 6(k) will be redeemed at their Early Redemption Amount referred to in paragraph 6(e) above together (if appropriate) with interest accrued to (but excluding) the date of redemption.

7. Taxation

All payments of principal and interest (if any) in respect of the Covered Bonds, Receipts and Coupons by or on behalf of the Issuer or the LLP, as the case may be, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the UK or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or deduction of such taxes, duties, assessments or governmental charges is required

by law. In the event of a withholding or deduction being made by the Issuer in respect of a payment made by it, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Covered Bonds, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Covered Bonds, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Covered Bond, Receipt or Coupon presented for payment:

(a) in the UK; or

(b) by or on behalf of a holder who (i) is able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant taxing authority but fails to do so; or (ii) is liable for such taxes, duties, assessments or governmental charges in respect of such Covered Bonds, Receipts or Coupons (as the case may be) by reason of his having some connection with the UK other than merely by reason of the holding of such Covered Bonds, Receipts or Coupons; or

(c) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on the last day of such period of 30 days; or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Covered Bond, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein:

Relevant Date means the date on which such payment in respect of the Covered Bond, Receipt or Coupon first becomes due and payable, except that, if the full amount of the moneys payable on such date has not been duly received by the Bond Trustee, the Registrar or the Principal Paying Agent on or prior to such date, it means the date on which such moneys have been so received, notice to that effect having been given to the Covered Bondholders in accordance with Condition 13.

Should any payments made by the LLP under the Covered Bond Guarantee be made subject to any withholding or deduction on account of taxes or duties of whatever nature imposed or levied by or on account of the UK or any political sub-division thereof or by any authority therein or thereof having power to tax, the LLP will not be obliged to pay any additional amounts as a consequence.

8. Prescription

The Covered Bonds (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within 12 years (in the case of principal) and six years (in the case of interest) in each case from the Relevant Date (as defined in Condition 7) therefor, subject in each case to the provisions of Condition 5.

There shall not be included in any Coupon sheet issued on exchange of a Talon, any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5 or any Talon which would be void pursuant to Condition 5.

9. Events of Default and Enforcement

(a) Issuer Events of Default

The Bond Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose or the purpose of any Extraordinary Resolution referred to in this Condition 9(a) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed) then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the relevant

Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the Covered Bondholders shall, (but in the case of the happening of any of the events mentioned in sub-paragraphs (ii) to (vii) below, only if the Bond Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Covered Bondholders of any Series) (subject in each case to being indemnified and/or secured to its satisfaction), give notice (an **Issuer Acceleration Notice**) in writing to the Issuer that as against the Issuer (but not, for the avoidance of doubt, against the LLP under the Covered Bond Guarantee) that each Covered Bond of each Series is, and each such Covered Bond shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in the Trust Deed if any of the following events (each an **Issuer Event of Default**) shall occur and be continuing:

(i) if default is made for a period of seven days or more in the payment of any principal due in respect of the Covered Bonds or any of them or 14 days or more in the payment of any interest due in respect of the Covered Bonds or any of them; or

(ii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Covered Bonds, Receipts or Coupons of any Series or the Trust Deed or any other Transaction Document to which the Issuer is party (other than any obligation for the payment of any principal or interest in respect of the Covered Bonds) and, except where such default is or the effects of such default are, in the opinion of the Bond Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Bond Trustee may permit) after written notice thereof has been given by the Bond Trustee to the Issuer requiring the same to be remedied; or

(iii) if an order is made or an effective resolution passed for the winding up of the Issuer (except, in any such case, a winding up or dissolution for the purpose of a reconstruction or amalgamation in the terms of which have previously been approved by the Bond Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up); or

(iv) if the Issuer stops or threatens to stop payment to its creditors generally or the Issuer ceases or threatens to cease to carry on its business or substantially the whole of its business (except for the purpose of or in connection with a reconstruction or amalgamation the terms of which have previously been approved in writing by the Bond Trustee or by an Extraordinary Resolution or a voluntary solvent winding-up); or

(v) if an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed of the whole or any material part of the undertaking, property and assets of the Issuer or if a distress, diligence or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the Issuer and, in the case of any of the foregoing events, is not discharged within 30 days (or such longer period as the Bond Trustee may permit); or

(vi) if any payment in respect of indebtedness for moneys borrowed (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) by the Issuer is not made on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee or indemnity of any payment in respect of indebtedness for moneys borrowed from any third party given by the Issuer is not honoured when due and called upon (except where the aggregate liability under any such guarantees or indemnities does not exceed the Specified Amount); or

(vii) the Issuer shall be unable to pay its debts as and when they fall due; or

(viii) a failure to satisfy the Asset Coverage Test (as set out in the LLP Deed) on any Calculation Date which has not been cured by the LLP by the next following Calculation Date.

As used in this Condition, **Specified Amount** means the greater of (a) £15,000,000 or its equivalent in any other currency or currencies and (b) such amount in Sterling as is equal to one per cent. of the aggregate of (1) the nominal amount of the share capital of the Issuer for the time being issued and paid up or credited as paid up, (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its

Subsidiaries and (3) any amounts attributable to minority interests in Subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its subsidiaries prepared in accordance with generally accepted accounting principles in the UK less (4) any amounts, determined in accordance with generally accepted accounting principles in the UK, representing distribution of cash or tangible assets declared, recommended or made by the Issuer or any of its Subsidiaries (other than any distribution attributable to the Issuer or another Subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its Subsidiaries and less (5) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debit on profit and loss account.

A certificate of two Directors of the Issuer as to the Specified Amount shall, in the absence of manifest error, be conclusive and binding on all parties.

Upon the Covered Bonds becoming immediately due and repayable against the Issuer pursuant to this *Condition* 9(a), the Bond Trustee shall forthwith serve a notice to pay (the **Notice to Pay**) on the LLP pursuant to the Covered Bond *Guarantee* and the LLP shall be required to make payments of Guaranteed Amounts when the same shall become Due for Payment in accordance with the terms of the Covered Bond Guarantee.

Following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice, the Bond Trustee may or shall take such proceedings against the Issuer in accordance with the first paragraph of Condition 9(c).

The Trust Deed provides that all moneys received by the Bond Trustee from the Issuer or any administrator, administrative receiver, receiver, liquidator or other similar official appointed in relation to the Issuer following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice and a Notice to Pay (the **Excess Proceeds**), shall be paid by the Bond Trustee on behalf of the Covered Bondholders of the relevant Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the GIC Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account pursuant to the Deed of Charge and the LLP Deed. Any Excess Proceeds received by the Bond Trustee shall discharge pro tanto the obligations of the Issuer in respect of the payment of the amount of such Excess Proceeds under the Covered Bonds, Receipts and Coupons. However, the obligations of the LLP under the Covered Bond Guarantee are (following an Issuer Event of Default and service of an Issuer Acceleration Notice on the Issuer and Notice to Pay on the LLP) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each Covered Bondholder shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

(b) LLP Events of Default

The Bond Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds (which for this purpose and the purpose of any Extraordinary Resolution referred to in this Condition 9(b) means the Covered Bonds of this Series together with the Covered Bonds of any other Series constituted by the Trust Deed) then outstanding as if they were a single Series (with the nominal amount of Covered Bonds not denominated in Sterling converted into Sterling at the relevant Covered Bond Swap Rate) or if so directed by an Extraordinary Resolution of all the Covered Bondholders shall (subject in each case to being indemnified and/or secured to its satisfaction), but in the case of the happening of any of the events described in paragraphs (ii) to (vii) below, only if the Bond Trustee shall have certified in writing to the Issuer and the LLP that such event is, in its opinion, materially prejudicial to the interests of the Covered Bondholders of any Series, give notice (the **LLP Acceleration Notice**) in writing to the Issuer and to the LLP, that (x) each Covered Bond of each Series is, and each Covered Bond of each Series shall as against the Issuer (if not already due and repayable against it following an Issuer Event of Default), thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest and (y) all amounts payable by the LLP under the Covered Bond Guarantee shall thereupon immediately become due and payable at the Guaranteed Amount corresponding to the Early Redemption Amount for each Covered Bond of each Series together with accrued interest, in each case as

provided in the Trust Deed and thereafter the Security shall become enforceable if any of the following events (each an **LLP Event of Default**) shall occur and be continuing:

(i) default is made by the LLP for a period of seven days or more in the payment of any Guaranteed Amounts when Due for Payment in respect of the Covered Bonds of any Series except in the case of the payments of a Guaranteed Amount when Due for Payment under Condition 6(a) where the LLP shall be required to make payments of Guaranteed Amounts which are Due for Payment on the dates specified therein; or

(ii) if default is made by the LLP in the performance or observance of any obligation, condition or provision binding on it (other than any obligation for the payment of Guaranteed Amounts in respect of the Covered Bonds of any Series) under the Trust Deed, the Deed of Charge or any other Transaction Document to which the LLP is a party and, except where such default is or the effects of such default are, in the opinion of the Bond Trustee, not capable of remedy when no such continuation and notice as is hereinafter mentioned will be required, such default continues for 30 days (or such longer period as the Bond Trustee may permit) after written notice thereof has been given by the Bond Trustee to the LLP requiring the same to be remedied; or

(iii) an order is made or an effective resolution passed for the liquidation or winding up of the LLP; or

(iv) if the LLP ceases or threatens to cease to carry on its business or substantially the whole of its business; or

(v) the LLP shall stop payment or shall be unable, or shall admit inability, to pay its debts generally as they fall due or shall be adjudicated or found bankrupt or insolvent; or

(vi) proceedings are initiated against the LLP under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition or the filing of documents with a court or any registrar for its winding-up, administration or dissolution or the giving notice of the intention to appoint an administrator (whether out of court or otherwise)); or a receiver, administrator, trustee or other similar official shall be appointed (whether out of court of otherwise) in relation to the LLP or in relation to the whole or any part of its assets, or a distress, diligence or execution or other process shall be levied or enforced upon or sued out against the whole or any part of its assets, or if the LLP shall initiate or consent to judicial proceedings relating to itself under any applicable liquidation, winding up, insolvency, bankruptcy, composition, reorganisation or other similar laws or shall make a conveyance, assignment or assignation for the benefit of, or shall enter into any composition with, its creditors generally; or

(vii) a failure to satisfy the Amortisation Test (as set out in the LLP Deed) on any Calculation Date following an Issuer Event of Default.

Following the occurrence of an LLP Event of Default and service of an LLP Acceleration Notice, each of the Bond Trustee and the Security Trustee may or shall take such proceedings or steps in accordance with the first and second paragraphs, respectively, of Condition 9(c) and the Covered Bondholders shall have a claim against the LLP, under the Covered Bond Guarantee, for an amount equal to the Early Redemption Amount together with accrued interest and any other amount due under the Covered Bonds (other than additional amounts payable under Condition 7) as provided in the Trust Deed in respect of each Covered Bond.

(c) Enforcement

The Bond Trustee may at any time after service of an Issuer Acceleration Notice (in the case of the Issuer) or an LLP Acceleration Notice (in the case of the LLP), at its discretion and without further notice, take such proceedings against the Issuer and/or the LLP, as the case may be, and/ or any other person as it may think fit to enforce the provisions of the Trust Deed, the Covered Bonds, the Receipts and the Coupons, but it shall not be bound to take any such enforcement proceedings in relation to the Trust Deed, the Covered Bonds, the Receipts or the Coupons or any other Transaction Document unless (i) it shall have been so directed by an Extraordinary Resolution of all the Covered Bondholders of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or so requested in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all

Series then outstanding (taken together and converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid) and (ii) it shall have been indemnified and/or secured to its satisfaction.

In exercising any of its powers, trusts, authorities and discretions the Bond Trustee shall only have regard to the interests of the Covered Bondholders of all Series and shall not have regard to the interests of any other Secured Creditors.

The Security Trustee may at any time, at its discretion and without further notice, take such proceedings against the LLP and/or any other person as it may think fit to enforce the provisions of the Deed of Charge and may, at any time after the Security has become enforceable, take such steps as it may think fit to enforce the Security, but it shall not be bound to take any such steps unless (i) it shall have been so directed by an Extraordinary Resolution of all the Covered Bondholders of all Series (with the Covered Bonds of all Series taken together as a single Series as aforesaid) or a request in writing by the holders of not less than 25 per cent. of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series then outstanding (taken together converted into Sterling at the relevant Covered Bond Swap Rate as aforesaid); and (ii) it shall have been indemnified and/or secured to its satisfaction. In exercising any of its powers, trusts, authorities and discretions under this paragraph the Security Trustee shall only have regard to the interests of the Covered Bondholders of all Series and shall not have regard to the interests of any other Secured Creditors.

No Covered Bondholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the LLP or to take any action with respect to the Trust Deed, the Covered Bonds, the Receipts, the Coupons, or the Security unless the Bond Trustee or the Security Trustee, as applicable, having become bound so to proceed, fails so to do within a reasonable time and such failure shall be continuing.

10. Replacement of Covered Bonds, Receipts, Coupons and Talons

Should any Covered Bond, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent in London (in the case of Bearer Covered Bonds, Receipts or Coupons) or the Registrar (in the case of Registered Covered Bonds), or any other place approved by the Bond Trustee of which notice shall have been published in accordance with Condition 13 upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Covered Bonds, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Principal Paying Agent, Paying Agents, Registrar, Transfer Agent and Exchange Agent

The names of the initial Principal Paying Agent, the other initial Paying Agents, the initial Registrar, the initial Transfer Agent, the initial Exchange Agent and their initial specified offices are set out below.

In the event of the appointed office of any such bank being unable or unwilling to continue to act as the Principal Paying Agent, or failing duly to determine the Rate of Interest, if applicable, or to calculate the Interest Amounts for any Interest Period, the Issuer shall appoint the London office of such other bank as may be approved by the Bond Trustee to act as such in its place. The Principal Paying Agent may not resign its duties or be removed from office without a successor having been appointed as aforesaid.

The Issuer is entitled, with the prior written approval of the Bond Trustee, to vary or terminate the appointment of any Paying Agent or the Registrar and/or appoint additional or other Paying Agents or the Registrar and/or approve any change in the specified office through which any Paying Agent or the Registrar acts, provided that:

(a) there will at all times be a Principal Paying Agent and a Registrar;

(b) the Issuer will, so long as any of the Covered Bonds is outstanding, maintain a Paying Agent (which may be the Principal Paying Agent) having a specified office in a city approved by the Bond Trustee in continental Europe;

(c) so long as any of the Covered Bonds are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent (in the case of Bearer Covered Bonds) and a Transfer Agent (in the case of Registered

Covered Bonds) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or as the case may be, other relevant authority;

(d) so long as any of the Registered Global Bonds payable in a Specified Currency other than U.S. dollars are held through DTC or its nominee, there will at all times be an Exchange Agent with a specified office in New York City; and

(e) the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive,

in each case unless otherwise agreed by the Bond Trustee because it is unduly onerous to the Issuer or not consistent with market practice.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(e). Notice of any such variation, termination, appointment or change will be given by the Issuer to the Covered Bondholders as soon as reasonably practicable in accordance with Condition 13.

In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and the LLP and, in certain circumstances specified therein, of the Bond Trustee and do not assume any obligation to, or relationship of agency or trust with, any Covered Bondholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Bearer Covered Bond to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Bearer Covered Bonds will be valid if published in the Financial Times or any other daily newspaper in London approved by the Bond Trustee or, if this is not possible, in one other English language daily newspaper approved by the Bond Trustee with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or any other relevant authority on which the Bearer Covered Bonds are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers or where published in such newspapers on different dates, the last date of such first publication.

All notices regarding the Registered Covered Bonds will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Covered Bonds are listed, quoted or traded on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange or relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by those rules.

So long as the Covered Bonds are represented in their entirety by any Global Covered Bonds held on behalf of DTC and/or Euroclear and/or Clearstream, Luxembourg, there may be substituted for such publication in such newspaper(s) the delivery of the relevant notice to DTC and/or Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Covered Bonds and, in addition, for so long as any Covered Bonds are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of the stock exchange, or as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the

case may be, or any other relevant authority. Any such notice shall be deemed to have been given to the holders of the Covered Bonds on the seventh day after the day on which the said notice was given to DTC and/or Euroclear and/or Clearstream, Luxembourg.

14. Meetings of Covered Bondholders, Modification, Waiver and Substitution

The Trust Deed contains provisions for convening meetings of the Covered Bondholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Conditions or the provisions of the Trust Deed. The quorum at any such meeting in respect of any Covered Bonds of any Series for passing an Extraordinary Resolution is one or more persons holding or representing not less than a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned meeting one or more persons being or representing Covered Bondholders whatever the nominal amount of the Covered Bonds of such Series so held or represented, except that at any meeting the business of which includes the modification of any Series Reserved Matter, the quorum shall be one or more persons holding or representing not less than two-thirds of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third of the aggregate Principal Amount Outstanding of the Covered Bonds of such Series for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Covered Bondholders of a Series shall, subject as provided below, be binding on all the Covered Bondholders of such Series, whether or not they are present at the meeting, and on all Receiptholders and Couponholders in respect of such Series of Covered Bonds. Pursuant to the Trust Deed, the Bond Trustee may convene a single meeting of the holders of Covered Bonds of more than one Series if in the opinion of the Bond Trustee there is no conflict between the holders of such Covered Bonds, in which event the provisions of this paragraph shall apply thereto *mutatis mutandis*.

Notwithstanding the provisions of the immediately preceding paragraph, any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct the Bond Trustee or the Security Trustee to take any enforcement action (each a **Programme Resolution**) shall only be capable of being passed at a single meeting of the holders of the Covered Bonds of all Series then outstanding. Any such meeting to consider a Programme Resolution may be convened by the Issuer, the LLP or the Bond Trustee or by Covered Bondholders of any Series. The quorum at any such meeting for passing a Programme Resolution is one or more persons holding or representing at least a clear majority of the aggregate Principal Amount Outstanding of the Covered Bonds of all Series for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing Covered Bonds whatever the nominal amount of the Covered Bonds of any Series so held or represented. A Programme Resolution passed at any meeting of the Covered Bondholders of all Series shall be binding on all Covered Bondholders of all Series, whether or not they are present at the meeting, and on all related Receiptholders and Couponholders in respect of such Series of Covered Bonds.

In connection with any meeting of the holders of Covered Bonds of more than one Series where such Covered Bonds are not denominated in Sterling, the nominal amount of the Covered Bonds of any Series not denominated in Sterling shall be converted into Sterling at the relevant Covered Bond Swap Rate.

The Bond Trustee, the Security Trustee, the LLP and the Issuer may also agree, without the consent of the Covered Bondholders, Receiptholders or Couponholders of any Series and without the consent of the other Secured Creditors (and for this purpose the Bond Trustee and the Security Trustee may disregard whether any such modification relates to a Series Reserved Matter), to:

(a) any modification of the Covered Bonds of one or more Series, the related Receipts and/ or Coupons or any Transaction Document provided that (i) in the opinion of the Bond Trustee such modification is not materially prejudicial to the interests of any of the Covered Bondholders of any Series, (ii) in the opinion of the Security Trustee such modification is not materially prejudicial to the interests of any of the Secured Creditors (other than the Seller) (in which respect the Security Trustee may (without further enquiry) rely upon the consent in writing of any such Secured Creditor (other than Covered Bondholders) as to the absence of material prejudice to the interests of such Secured Creditor) or if it is not of that opinion in relation to any such Secured Creditor

or any such Secured Creditor (other than Covered Bondholders) acting reasonably has informed the Security Trustee in writing that such modification will be materially prejudicial to its interests, such Secured Creditor has given its written consent to such modification and (iii) the Security Trustee has not been informed in writing by any such Secured Creditor (other than Covered Bondholders) acting reasonably that such Secured Creditor will be materially prejudiced thereby (other than a Secured Creditor who has given its written consent as aforesaid); or

(b) any modification of the Covered Bonds of any one or more Series, the related Receipts and/or Coupons or any Transaction Document which is of a formal, minor or technical nature or is in the opinion of the Bond Trustee and Security Trustee made to correct a manifest error or an error established as such to the satisfaction of the Bond Trustee and the Security Trustee or to comply with mandatory provisions of law.

The Bond Trustee may also agree, without the consent of the Covered Bondholders of any Series, the related Receiptholders and/or Couponholders, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Covered Bonds of any Series, or determine, without any such consent as aforesaid, that any Issuer Event of Default or LLP Event of Default or Potential Issuer Event of Default or Potential LLP Event of Default shall not be treated as such, provided that, in any such case, it is not, in the opinion of the Bond Trustee, materially prejudicial to the interests of any of the Covered Bondholders of any Series. The Security Trustee may also agree, without the consent of the Covered Bondholders of any Series, the related Receiptholders and/or Couponholders or any other Secured Creditor, to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Transaction Documents, provided that, in any such case, (i) it is not, in the opinion of the Security Trustee, materially prejudicial to the interests of any of the Secured Creditors other than the Seller (in which respect the Security Trustee may (without further enquiry) rely upon the consent in writing of any such Secured Creditor (other than the Covered Bondholders) as to the absence of material prejudice to the interests of such Secured Creditor) or if it is not of that opinion in relation to any such Secured Creditor or any such Secured Creditor (other than Covered Bondholders) acting reasonably has informed the Security Trustee in writing that such waiver, authorisation or determination will be materially prejudicial to its interests, such Secured Creditor has given its written consent to such waiver, authorisation or determination and (ii) the Security Trustee has not been informed in writing by any such Secured Creditor (other than Covered Bondholders) acting reasonably that such Secured Creditor will be materially prejudiced thereby (other than a Secured Creditor who has given its written consent as aforesaid).

Any such modification, waiver, authorisation or determination shall be binding on all Covered Bondholders of all Series of Covered Bonds for the time being outstanding, the related Receiptholders and the Couponholders and the other Secured Creditors, and unless the Security Trustee and the Bond Trustee otherwise agree, any such modification shall be notified by the Issuer to the Covered Bondholders of all Series of Covered Bonds for the time being outstanding and the other Secured Creditors in accordance with the relevant terms and conditions as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or determination), the Bond Trustee and the Security Trustee shall have regard to the general interests of the Covered Bondholders of each Series as a class (but shall not have regard to any interests arising from circumstances particular to individual Covered Bondholders, Receiptholders or Couponholders whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Covered Bondholders, the related Receiptholders, Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Bond Trustee and the Security Trustee shall not be entitled to require, nor shall any Covered Bondholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the LLP, the Bond Trustee, the Security Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Covered Bondholders, Receiptholders and/or Couponholders, except to the extent already provided for in Condition 7 and/or in any undertaking or covenant given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

The Issuer may, without the consent of the holders of the Covered Bonds of any Series or any Receipts or Coupons relating thereto, or any other Secured Creditor consolidate with, merge or amalgamate into or transfer its assets substantially as an entirety to, any corporation organised under the laws of the UK, or any political subdivision thereof, provided that (i) a certificate of two Directors of the Issuer and a certificate of a Designated Member of the LLP is delivered to the Bond Trustee and the Security Trustee to the effect that immediately after giving effect to such transaction no Issuer Event of Default and no LLP Event of Default, respectively, and no Potential Issuer Event of Default and no Potential LLP Event of Default, respectively, will have happened and be continuing and (ii) unless the Issuer is the surviving entity, the Issuer shall procure that the surviving or transferee company assumes its obligations as Issuer under the Trust Deed, each other relevant Transaction Document and all of the outstanding Covered Bonds of all Series, in place of the Issuer and (iii) in the case of an assumption of the obligations of the Issuer by a successor or transferee company, the guarantee of the LLP is fully effective on the same basis in relation to the obligations of such successor or transferee company and (iv) certain other conditions set out in the Trust Deed are met. Upon the assumption of the obligations of the Issuer by such surviving or transferee company, the predecessor Issuer shall (subject to the provisions of the Trust Deed) have no further liabilities under or in respect of the Trust Deed or the outstanding Covered Bonds of each Series then outstanding or any Coupons or Receipts appertaining thereto and the other Transaction Documents. Any such assumption shall be subject to the relevant provisions of the Trust Deed. The Trust Deed provides that any such assumption shall be notified to the holders of all Series of Covered Bonds in accordance with the relevant terms and conditions of such Covered Bonds and the other Secured Creditors.

For the purposes hereof:

Potential Issuer Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an Issuer Event of Default; and

Potential LLP Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an LLP Event of Default.

15. Indemnification of the Bond Trustee and/or Security Trustee and Bond Trustee and/or Security Trustee Contracting with the Issuer and/or the LLP

If, in connection with the exercise of its powers, trusts, authorities or discretions (i) the Bond Trustee or the Security Trustee is of the opinion that the interests of the holders of the Covered Bonds of any one or more Series would be materially prejudiced thereby, the Bond Trustee or the Security Trustee shall not exercise such power, trust, authority or discretion without the approval of such Covered Bondholders by Extraordinary Resolution or by a written resolution of such Covered Bondholders of at least a clear majority of the Principal Amount Outstanding of Covered Bonds of the relevant Series then outstanding or (ii) the Security Trustee is of the opinion (other than in relation to any enforcement action, when it shall only have regard to the interests of the Covered Bondholders) that the interests of a Secured Creditor (other than the Seller) would be materially prejudiced thereby, or any such Secured Creditor (other than the Covered Bondholders) (acting reasonably) informs the Security Trustee in writing that it would be materially prejudiced thereby, the Security Trustee shall only exercise the same with the written consent of such Secured Creditor(s) and provided that the Security Trustee is satisfied that such exercise will not be materially prejudicial to the interests of the Covered Bondholders. In the exercise of its powers, trusts, authorities and discretions (other than as aforesaid), the Security Trustee may not act on behalf of the Seller.

The Trust Deed and the Deed of Charge contain provisions for the indemnification of the Bond Trustee and the Security Trustee and for their relief from responsibility, including provisions relieving them from taking any action unless indemnified and/or secured to their satisfaction.

The Trust Deed and the Deed of Charge also contain provisions pursuant to which each of the Bond Trustee and Security Trustee, respectively, is entitled, *inter alia*, (i) to enter into business transactions with the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer, the LLP and/or any of their respective Subsidiaries and affiliates, (ii) to exercise and

enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Covered Bondholders, Receiptholders or Couponholders or the other Secured Creditors and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

Neither the Bond Trustee nor the Security Trustee will be responsible for any loss, expense or liability, which may be suffered as a result of any Mortgage Loans or Related Security, or any deeds or documents of title thereto, being uninsured or inadequately insured or being held by clearing organisations or their operators or by intermediaries such as banks, brokers or other similar persons on behalf of the Bond Trustee and/or the Security Trustee. Neither the Bond Trustee nor the Security Trustee will be responsible for (i) supervising the performance by the Issuer or any other party to the Transaction Documents of their respective obligations under the Transaction Documents and the Bond Trustee and the Security Trustee will be entitled to assume, until they each have written notice to the contrary, that all such persons are properly performing their duties; (ii) considering the basis on which approvals or consents are granted by the Issuer or any other party to the Transaction Documents under the Transaction Documents; (iii) monitoring the Portfolio, including, without limitation, whether the Portfolio is in compliance with the Asset Coverage Test or the Amortisation Test; or (iv) monitoring whether Mortgage Loans and Related Security satisfy the Eligibility Criteria. Neither the Bond Trustee nor the Security Trustee will be liable to any Covered Bondholder or other Secured Creditor for any failure to make or to cause to be made on their behalf the searches, investigations and enquiries which would normally be made by a prudent chargee in relation to the Security and have no responsibility in relation to the legality, validity, sufficiency and enforceability of the Security and the Transaction Documents.

16. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Covered Bondholders, the Receiptholders or the Couponholders to create and issue further bonds having terms and conditions the same as the Covered Bonds of any Series or the same in all respects save for the amount and date of the first payment of interest thereon, issue date and/or purchase price and so that the same shall be consolidated and form a single Series with the outstanding Covered Bonds of such Series.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Covered Bond under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18. Governing Law

The Trust Deed, the Agency Agreement, the Covered Bonds, the Receipts, the Coupons and the other Transaction Documents (other than each Scottish Declaration of Trust, certain documents to be granted pursuant to the Deed of Charge and the Corporate Services Agreements) are governed by, and shall be construed in accordance with, English law unless specifically stated to the contrary. Each Scottish Declaration of Trust is governed by, and shall be construed in accordance with, Scots law. Certain documents to be granted pursuant to the Deed of Charge will be governed by, and construed in accordance with, Scots law. The Corporate Services Agreements are governed by, and shall be construed in accordance with, Jersey law.

Use of Proceeds

The gross proceeds from each issue of Covered Bonds will be used by the Issuer to make available Term Advances to the LLP pursuant to the terms of the Intercompany Loan Agreement, which in turn shall be used by the LLP (after swapping the proceeds of the Term Advances into Sterling, if necessary) either:

(i) to acquire Mortgage Loans and their Related Security or to invest the same in Substitution Assets up to the prescribed limit; and/or

(ii) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced; and/or

(iii) subject to complying with the Asset Coverage Test, to make a Capital Distribution to a Member; and/or

(iv) to deposit all or part of the proceeds into the GIC Account.

The Issuer/Seller

Introduction

The Issuer is a public limited company incorporated and registered in England and Wales under the Companies Act 1985. The Issuer is a specialised mortgage lender whose core business is the provision of residential mortgages in the UK funded in the retail, wholesale, covered bonds and securitisation markets. The Issuer, together with its subsidiaries and associated companies, also engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At 30 June 2006 the Group had statutory total assets of £88.8 billion.

The Issuer is the fifth largest mortgage lender in the UK based upon loans outstanding and has been consistently in the top three mortgage lenders based on net new loans originated. In the UK mortgage market, the Issuer achieved a market share of 12.1 per cent. on the basis of net residential lending during the first half of 2006 of £6.4 billion and a market share of 7.8 per cent. on the basis of gross residential lending during the first half of 2006 of £14.8 billion[4].

The Issuer was originally a building society (a mutual form of organisation existing under English law which engages primarily in residential mortgage lending and deposit taking) prior to its conversion to a public limited company. The Issuer was incorporated as a public limited company on 30 October 1996 (with registration number 3273685) and the conversion became effective as of 1 October 1997. The Issuer currently has the following two principal subsidiaries, each of which is wholly-owned by the Issuer: Northern Rock Mortgage Indemnity Company Limited, a Guernsey limited liability company providing mortgage indemnity services to the Issuer, and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking. In connection with its securitisation programme, the Group has established a number of special purpose entities for the purpose of issuing securitised loan notes. As at 30 June 2006, 23 material special purpose entities had been established for the purpose of issuing securitised loan notes. In addition, Whinstone Capital Management Limited and Whinstone 2 Capital Management Limited have been established for the purpose of the issue of credit linked loan notes following the transfer of around 80 per cent. of the reserve risk fund element of residential securitisation transactions up to and including the first Granite transaction in 2006.

The Issuer's ordinary shares have been admitted to trading on the London Stock Exchange's market for listed securities and were admitted to the Official List of the UK Listing Authority from 1 October 1997. The registered and principal executive office of the Issuer is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom (telephone number +44 845 600 8401). The Issuer's internet address is www.northernrock.co.uk.

References to the **Group** are to the Issuer and its subsidiaries and associated undertakings.

Overview

Following the introduction of International Financial Reporting Standards (IFRS), the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules to be ineffective. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is excluded in the discussion below to enable underlying performance to be separately identified.

As a result of emerging best practice, the treatment of the following hedge accounting transactions was altered in the second half of 2005 and included in the full year results.

In the results for the six months ended 30 June 2005, where mortgages were added to or removed from the mortgage fair value macro hedge at a fair value other than par, the difference between the fair value and the par value was recorded immediately in the income statement. This treatment was amended in the second half of 2005, such that for mortgages added to or removed from the fair value macro hedge for reasons other than derecognition of the loan, the difference between the fair value and par value was amortised on a straight line basis over the remaining period over which the mortgage is or was being hedged. In addition, the period of amortisation of a transition adjustment through the income statement, relating to the macro fair value hedge was also amended in the second half of 2005.

4 Source: the Council of Mortgage Lenders.

These changes mean it is necessary to amend the 2005 first half previously published figures. In accordance with accounting practice and in the interests of comparability, the Interim Results for the six months ended 30 June 2005 have therefore been restated.

This restatement results in a decrease in 'net hedge ineffectiveness and other unrealised fair value gains and losses' of £34.6 million for the first half of 2005 but it has no effect for the 2005 full year or for the underlying results for the first half of 2005.

The Issuer specialises in lending to individuals with a core business of providing residential mortgage loans, funded in the retail, wholesale, covered bond and securitisation markets. The Issuer has achieved rapid growth with total assets, rising from £11.6 billion at the end of 1995 to £88.8 billion (statutory) and £88.0 billion (underlying) at 30 June 2006. During the first half of 2006 on a statutory basis total assets grew by 7.4 per cent. and underlying total assets grew by 8.6 per cent. compared to the previous year end. Management have set a strategic target of annual growth in assets of 15 per cent. to 25 per cent. per annum.

Reported statutory profit before taxation for the half year increased by 13.3 per cent. over the equivalent restated statutory figure for 2005 to £293.9 million with profit attributable to equity shareholders increasing by 14.7 per cent. to £187.8 million. On the same basis return on equity was 23.3 per cent. (2005 – 21.6 per cent.) and the return on mean risk weighted assets 1.40 per cent. (2005 – 1.40 per cent.).

Based upon first half 2006 underlying results and the 2005 underlying results profit before taxation increased by 14.4 per cent. to £273.7 million with profit attributable to equity shareholders increasing by 16.1 per cent. to £173.5 million. On the same basis return on equity was 21.5 per cent. (2005 – 20.7 per cent.) and the return on mean risk weighted assets 1.30 per cent. (2005 – 1.29 per cent.).

The Issuer is one of the lowest cost providers in its core business. The Issuer's underlying cost to income ratio (defined as recurring administrative expenses divided by total income) was 28.9 per cent. for the six months ended 30 June 2006. The Issuer's cost advantage is derived from a combination of factors: focus on its core business, a cost efficient distribution network and its geographical base in the North East of England.

Developments in the Group's distribution network have focused on cost efficiency, achieving volume growth of lending and supporting the Group's retail funding objectives. Approximately 89 per cent. of residential mortgage lending is generated through intermediaries with the remainder split evenly between branches and direct business via telephone and e-commerce.

Lending

Residential Mortgage Lending

At 30 June 2006 the Issuer had £68.6 billion of advances secured on residential property, including £35.9 billion of securitised mortgages. Residential lending represents the Issuer's core activity and accounts for 78 per cent. of underlying total assets.

During the first half of 2006, total net residential lending amounted to £6.4 billion, a market share of 12.1 per cent. compared to a share of outstanding total UK balances of 6.7 per cent. as at 30 June 2006. A strong pipeline of uncompleted lending awards of £5.5 billion will benefit lending in the second half of 2006.

The Group's residential mortgage assets are spread geographically throughout the UK. Residential mortgage lending is focused primarily on customers with a credit history and conservative income multiples and loan to value ratios. The quality of the portfolio is good with only 0.45 per cent. of all balances more than three months or more in arrears, significantly below the UK average of 0.96 per cent. as at 30 June 2006.

Commercial Lending

The Issuer has a commercial loan portfolio which comprises two elements:

(a) commercial loans secured on residential investment properties amounting to £973 million as at 30 June 2006. These are included in the £68.6 billion of advances secured on residential property for reporting purposes; and

(b) other commercial loans which are all secured on non-residential property and mainly represent loans to individuals or corporations to support investment in properties for retail, office or industrial use. At 30 June 2006 such lending amounted to £1,594 million of which £714 million is securitised.

Commercial loans provide a diversification of assets and enhance interest margin for the Group. The Issuer intends to continue to grow its commercial loan portfolio while maintaining credit quality throughout the portfolio. At 30 June 2006 only 0.26 per cent. of commercial loans with balances outstanding of £3.2 million were three months or more in arrears.

Personal Unsecured Lending

The Group also engages in personal unsecured lending, both on a stand-alone basis and via credit bundled products called "together". The "together" range comprises a combined secured residential mortgage and unsecured loan which benefits credit quality and enhances product retention. At 30 June 2006 unsecured lending balances were £6.6 billion of which 41 per cent. were "together" unsecured advances. At 30 June 2006 only 1.08 per cent. of personal unsecured loans were three months or more in arrears. Only 0.97 per cent. of "together" unsecured loans were three months or more in arrears.

General Insurance and Life Assurance Distribution

The Issuer distributes a limited range of household insurance and payment protection products primarily to residential mortgage and personal unsecured loan customers, via third party providers. Under arrangements with third party providers, the Issuer receives a commission from policies sold and does not take any underwriting risk. Life assurance products are supplied to the Issuer's customers through a relationship with Legal & General where the Issuer introduces the customer to the insurer and receives a commission for doing so. These products provide a valuable source of other income.

Funding

The Issuer has developed a diversified range of funding sources comprising on-shore and off-shore retail funding, wholesale funding, securitisation and covered bonds.

Retail funding deposits amounted to £21.8 billion at 30 June 20065 representing 26 per cent. of the Issuer's total funding. The UK retail funding market has been particularly competitive in recent years as a result of new entrants, and the introduction of internet based accounts, which has affected the flow and price of retail deposits. The Issuer has aimed to maintain its retail franchise and achieved an increase in retail deposits in the first half of 2006 of £1,666 million. The Issuer operates a wide range of retail deposit vehicles including branches, postal, telephone, internet and off-shore.

Wholesale funding has become increasingly important to the Issuer and at 30 June 2006 amounted to £19.6 billion or 24 per cent. of total funding. During the first half of 2006, wholesale funds decreased by £2.3 billion reflecting volumes taken from other funding arms. The diversification of sources of funding available to the Group will continue with particular emphasis on Europe and the United States.

Securitisation is the third arm of the Issuer's funding strategy. From 1999 to 30 June 2006, the Issuer has raised £52.1 billion through the issue of residential mortgage backed securities, of which £9.0 billion (excluding £0.2 billion from the Whinstone 2 transaction (see below)) was raised in the first half of 2006. In the same period the Issuer has also issued two commercial mortgage backed securities transactions totalling £1.1 billion of which £0.6 billion was outstanding at 30 June 2006.

At 30 June 2006, outstanding securitised notes amounted to £36.8 billion (including the Whinstone transactions) representing 42 per cent. of total funding. Securitisation is expected to remain a significant source of funding for the Issuer, supporting incremental volume growth and capital efficiency. Diversification of investors will continue with issuance in Continental Europe and the United States, as well as in the UK. To date in the second half of 2006, a further issue of residential mortgage backed securities totalling £5.5 billion has been completed.

During 2004, the Issuer established a €10 billion Global Covered Bond Programme. The first half of 2006 saw the fourth issue for a total of €2.0 billion.

Capital

At 30 June 2006 total capital amounted to £3.7 billion, resulting in a total capital ratio of 13.4 per cent. Tier 1 capital was £2,490 million and the Tier 1 ratio 9.2 per cent.

£300 million of Reserve Capital Instruments (**RCIs**) were issued by the Issuer in 2000 and 2001. The RCIs are eligible for inclusion in Tier 1 capital up to a maximum of 15 per cent. of total Tier 1 capital, with any surplus being eligible for inclusion in Upper Tier 2 capital.

The Issuer also issued £200 million of Tier One Notes in 2002, the full amount of which is eligible for inclusion in Tier 1 capital.

In November 2005, the Issuer completed its first Whinstone transaction transferring around 80 per cent. of the reserve fund risk relating to pre 2005 residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. The second transaction was completed in June 2006 covering the residential mortgage securitisation completed in 2005 and the first securitisation in 2006. The transactions reduce the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital; an important step in advance of Basel II. By retaining a small portion of the first loss, the Issuer continues to align the interests of securitisation investors and the Issuer and *demonstrates* its confidence in the credit performance of the mortgage portfolios.

On 29 June 2006, the Issuer issued £400,000,000 of non cumulative preference shares.

The Northern Rock Foundation

The establishment of The Northern Rock Foundation (the **Foundation**) on conversion to a public limited company was intended to express the Issuer's commitment to its mutual history and to the region from which the business has drawn much of its strength. The Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. It receives 5 per cent. of the annual consolidated profit before tax of the Issuer, paid under deed of covenant. The Foundation has received non-voting and non-dividend-paying Foundation shares which would convert into almost 15 per cent. of the ordinary share capital of the Issuer only in certain circumstances, principally involving a change in control of the Issuer, in which event the deed of covenant would terminate.

BOARD OF DIRECTORS

The Directors of Northern Rock at the date of the Prospectus are:

Name (and date of birth)	Date of appointment	Business occupation	Principal external activities
Directors			
Dr. Matthew White Ridley (7 February 1958) Chairman	13 November 1996	Company Director	Northern Investors Company plc Northern 2 VCT plc PA Holdings Limited
Adam John Applegarth (3 August 1962) Chief Executive	30 October 1996	Chief Executive	Persimmon plc
David Frank Baker (2 May 1953) Chief Operating Officer	30 October 1996	Deputy Chief Executive	The Newcastle Employment Bond Limited
Robert Frederick Bennett (30 May 1947) Group Finance Director	13 November 1996	Group Finance Director	Greggs plc
Keith McCallum Currie (18 July 1956) Executive Director	5 January 2005	Company Director	None
Andy Menze Kuipers (24 December 1957) Executive Director	5 January 2005	Company Director	None
Adam Fenwick (20 October 1960) Non-Executive Director	12 November 2003	Company Director	Fenwick Limited John Swire and Sons Limited
Sir Ian Gibson (1 February 1947) Senior Independent Director	10 September 2002	Company Director	GKN plc Greggs plc Trinity Mirror plc
Nichola Pease (3 April 1961) Non-Executive Director	10 February 1999	Company Director	JO Hambro Capital Management Limited
Michael James Queen (27 September 1961) Non-Executive Director	5 January 2005	Company Director	3i Group plc
Rosemary Anne Radcliffe (9 October 1944) Non-Executive Director	1 March 2005	Company Director	NIAL Holdings plc Newcastle International Airport Guernsey Financial Services Commission
Sir Derek Wanless (29 September 1947) Non-Executive Director	1 March 2000	Company Director	Northumbria Water Group plc

The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

There are no potential conflicts of interest between the duties to the Issuer of each of the members of the Board of Directors of the Issuer and his/her private interests or other duties.

The financial statements of the Issuer for the financial years ended 31 December 2004 and 31 December 2005 have been audited by the Issuer's auditors and have been prepared in accordance with generally accepted accounting principles in the United Kingdom.

The LLP

Introduction

Northern Rock Covered Bond LLP (the **LLP**) was incorporated in England and Wales on 20 February 2004 as a limited liability partnership (registered number OC306984) with limited liability under the LLPA 2000 by Northern Rock and the Liquidation Member as its Members. The principal place of business of the LLP is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL and its telephone number is +44 845 600 8401. The LLP has no subsidiaries.

Principal Activities

The principal objects of the LLP are set out in the LLP Deed and include, *inter alia*, the ability to carry on the business of acquiring the Mortgage Loans and their Related Security pursuant to the terms of the Mortgage Sale Agreement with a view to profit and to do all such things as are incidental or conducive to the carrying on of that business and to borrow money.

The LLP has not engaged since its incorporation, and will not engage whilst the Covered Bonds or any Term Advance remains outstanding, in any material activities other than activities incidental to its incorporation under the LLPA 2000, activities contemplated under the Transaction Documents to which it is or will be a party, applying for a standard licence under the Consumer Credit Act 1974, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to the foregoing.

Members

The members of the LLP as at the date of this Prospectus are and their registered offices are:

Name	Registered Office
Northern Rock	Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL United Kingdom
Moore Investments Limited	22 Grenville Street St Helier Jersey JE4 8PX

The LLP has no employees.

Directors of the Members

The following table sets out the directors of Moore Investments Limited and their respective business addresses and occupations.

Name	Business Address	Business Occupation
Keith McCallum Currie	Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL	Company Director
Vincent Rapley	8th Floor 68 King William Street London EC4N 7DZ	Director of Fund Administration
Daniel James Birtwistle	8th Floor 68 King William Street London EC4N 7DZ	Jersey Advocate

The directors of Northern Rock plc are set out under Board of Directors above.

There are no potential conflicts of interest between the duties to the LLP of each of the members of the Boards of Directors of the Members of the LLP and his/her private interests or other duties.

As at the date of this Prospectus, the LLP is controlled by Northern Rock. To ensure that such control is not abused, the Members of the LLP and the LLP, *inter alios*, have entered into the LLP Deed which governs the operation of the LLP.

In the event of the appointment of a liquidator or an administrator to Northern Rock, the Liquidation Member would take control of the LLP.

There has been no material adverse change in the prospects of the LLP since 20 February 2004, being the date of its incorporation.

There has not been any significant change in the financial or trading position of the LLP or its group since 20 February 2004, being the date of its incorporation.

The financial statements of the LLP have been audited by the LLP's auditors and have been prepared in accordance with generally accepted accounting principles in the UK.

LLP Management Board

The LLP Management Board, comprised as at the Programme Date of directors, officers and/or employees of Northern Rock, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Board relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of the Security Trustee.

The LLP's audited accounts for the years ended 31 December 2004 and 31 December 2005 and the unaudited interim accounts to 30 June 2006 are reproduced below.

Summary of the Principal Documents

Trust Deed

The Trust Deed, made between the Issuer, the LLP, the Bond Trustee and the Security Trustee on the Programme Date as amended and/or restated and/or supplemented from time to time is the principal agreement governing the Covered Bonds. The Trust Deed contains provisions relating to, *inter alia*:

- the constitution of the Covered Bonds and the terms and conditions of the Covered Bonds (as more fully set out under Terms and Conditions of the Covered Bonds above);
- the covenants of the Issuer and the LLP;
- the terms of the Covered Bond Guarantee (as described below);
- the enforcement procedures relating to the Covered Bonds and the Covered Bond Guarantee; and
- the appointment, powers and responsibilities of the Bond Trustee and the circumstances in which the Bond Trustee may resign or retire or be removed.

Covered Bond Guarantee

Under the terms of the Covered Bond Guarantee, if the Issuer defaults in the payment on the due date of any moneys due and payable under or pursuant to the Trust Deed or the Covered Bonds or any Receipts or Coupons, if any other Issuer Event of Default occurs (other than by reason of non-payment) or if an LLP Event of Default occurs, the LLP has agreed (subject as described below) to pay or procure to be paid (following service of an Issuer Acceleration Notice and Notice to Pay or, if applicable, an LLP Acceleration Notice) unconditionally and irrevocably to or to the order of the Bond Trustee (for the benefit of the Covered Bondholders), an amount equal to that portion of the Guaranteed Amounts which shall become Due for Payment but would otherwise be unpaid, as of any Original Due for Payment Date or, if applicable, Extended Due for Payment Date, by the Issuer. Under the Covered Bond Guarantee the Guaranteed Amounts will become due and payable on any earlier date on which an LLP Acceleration Notice is served.

Following the occurrence of an Issuer Event of Default and after the Covered Bonds have been declared due and payable by the Bond Trustee as against the Issuer, following service of an Issuer Acceleration Notice, the Bond Trustee will serve a Notice to Pay on the LLP. Payment by the LLP of the Guaranteed Amounts pursuant to the Covered Bond Guarantee will be made on the later of (a) the day which is two Business Days following service of a Notice to Pay on the LLP or (b) the day on which the Guaranteed Amounts are otherwise Due for Payment.

All payments of Guaranteed Amounts by or on behalf of the LLP will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other governmental charges of whatever nature, unless the withholding or deduction of such taxes, assessments or other governmental charges are required by law or regulation or administrative practice of the UK or any political subdivision thereof or any authority therein or thereof having the power to tax. If any such withholding or deduction is required, the LLP will pay the Guaranteed Amounts net of such withholding or deduction and shall account to the appropriate tax authority for the amount required to be withheld or deducted. The LLP will not be obliged to pay any amount to the Bond Trustee or any holder of Covered Bonds in respect of the amount of such withholding or deduction.

Under the terms of the Covered Bond Guarantee, the LLP agrees that its obligations under the Covered Bond Guarantee shall be as principal debtor and not merely as surety and shall be absolute and unconditional, irrespective of, and unaffected by, any invalidity, irregularity or unenforceability of, or defect in, any provisions of the Trust Deed or the Covered Bonds or Receipts or Coupons or the absence of any action to enforce the same or the waiver, modification or consent by the Bond Trustee or any of the Covered Bondholders, Receiptholders or Couponholders in respect of any provisions of the same or the obtaining of any judgment or decree against the Issuer or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defence of a guarantor.

Subject to the grace period specified in Condition 9(b) of the Conditions, failure by the LLP to pay the Guaranteed Amounts when Due for Payment will result in an LLP Event of Default.

The Trust Deed provides that the Excess Proceeds shall be paid by the Bond Trustee on behalf of the Covered Bondholders of the relevant Series to the LLP for its own account, as soon as practicable, and shall be held by the LLP in the GIC Account and the Excess Proceeds shall thereafter form part of the Security and shall be used by the LLP in the same manner as all other moneys from time to time standing to the credit of the GIC Account. Any Excess Proceeds received by the Bond Trustee shall discharge pro tanto the obligations of the Issuer in respect of the Covered Bonds, Receipts and Coupons. However, the obligations of the LLP under the Covered Bond Guarantee are (following service of an Issuer Acceleration Notice and Notice to Pay or, if earlier, service of an LLP Acceleration Notice) unconditional and irrevocable and the receipt by the Bond Trustee of any Excess Proceeds shall not reduce or discharge any of such obligations.

By subscribing for Covered Bond(s), each Covered Bondholder shall be deemed to have irrevocably directed the Bond Trustee to pay the Excess Proceeds to the LLP in the manner as described above.

The Trust Deed is governed by English law.

Intercompany Loan Agreement

On each Issue Date, the Issuer will use the proceeds of the Covered Bonds issued under the Programme to lend on that date an amount equal to the gross proceeds of the issue of the related Covered Bonds to the LLP by way of a Term Advance pursuant to the Intercompany Loan Agreement. Each Term Advance will be made in the Specified Currency of the relevant Series or Tranche, as applicable, of the Covered Bonds, as set out in the applicable Final Terms, and will be swapped into Sterling pursuant to the relevant Covered Bond Swap Agreement. The Sterling Equivalent of each Term Advance will be used by the LLP (i) as consideration in part for the acquisition of Mortgage Loans and their Related Security from the Seller pursuant to the terms of the Mortgage Sale Agreement, as described under – *Mortgage Sale Agreement – Sale by the Seller of Mortgage Loans and their Related Security* and/or (ii) to invest in Substitution Assets in an amount not exceeding the prescribed limit and/or (iii) (subject to satisfying the Asset Coverage Test), to make a Capital Distribution to a Member, and or (iv) if an existing Series, or part of an existing Series, of Covered Bonds is being refinanced by such issue of Covered Bonds, to repay the Term Advance(s) corresponding to the Covered Bonds being so refinanced and/or (v) to make a deposit in the GIC Account. Each Term Advance will bear interest at a rate of interest equal to the rate of interest payable on the corresponding Series or Tranche, as applicable, of Covered Bonds.

The Issuer will not be relying on repayment of any Term Advance in order to meet its repayment obligations under the Covered Bonds. The LLP will pay amounts due in respect of Term Advances(s) in accordance with the relevant Priorities of Payments. Prior to the service of a Notice to Pay on the LLP, amounts due in respect of each Term Advance will be paid by the LLP to, or as directed by, the Issuer on each Interest Payment Date, subject to paying all higher ranking amounts in the Pre-Acceleration Revenue Priority of Payments or, as applicable, the Pre-Acceleration Principal Priority of Payments. The Issuer may use the proceeds of the Term Advances to pay amounts due on the Covered Bonds, however any failure by the LLP to pay any amounts due on the Term Advances will not affect the liability of the Issuer to pay the relevant amount due on the Covered Bonds.

The amounts owed by the LLP to the Issuer under the Term Advances will be reduced by (i) any amounts paid by the LLP under the terms of the Covered Bond Guarantee to repay the Covered Bonds (the proceeds of which were originally applied to make such Term Advances) and (ii) the Principal Amount Outstanding of any Covered Bonds (the proceeds of which were originally applied to make such Term Advances) purchased by the LLP in accordance with Condition 6(g).

The Intercompany Loan Agreement is governed by English law.

Mortgage Sale Agreement

The Seller

Mortgage Loans and their Related Security will be sold to the LLP from time to time pursuant to the terms of the Mortgage Sale Agreement entered into on the Programme Date as amended and/or restated and/or supplemented from time to time between Northern Rock (in its capacity as Seller), the LLP and the Security Trustee.

Sale by the Seller of Mortgage Loans and Related Security

The Portfolio will consist of Mortgage Loans and their Related Security sold from time to time by the Seller to the LLP in accordance with the terms of the Mortgage Sale Agreement. The types of Mortgage Loans forming part of the Portfolio will vary over time provided that, at the time the relevant Mortgage Loans are sold to the LLP, the Eligibility Criteria (as described below) in respect of such Mortgage Loans are met on the relevant Transfer Date. Accordingly, the Portfolio may, at any time, include Mortgage Loans with characteristics that were not being offered to Borrowers on previous Transfer Dates.

Prior to the occurrence of an Issuer Event of Default, the LLP will acquire Mortgage Loans and their Related Security from the Seller in the three circumstances described below.

(a) First, in relation to the issue of Covered Bonds from time to time in accordance with the Programme, the Issuer will make Term Advances to the LLP, the proceeds of which may be applied in whole or in part by the LLP to acquire Mortgage Loans and their Related Security from the Seller. In exchange for the sale of the Mortgage Loans and their Related Security to the LLP, the Seller will receive an amount equal to the Current Balance of those Mortgage Loans sold by it as at the Transfer Date, which will be satisfied by a combination of:

  (i) a cash payment to be made by the LLP from the proceeds of the relevant Term Advance and/or from Available Principal Receipts; and/or

  (ii) the Seller being treated as having made a Capital Contribution in an amount equal to the difference between the Current Balance of the Mortgage Loans sold by the Seller as at the relevant Transfer Date and the cash payment (if any) made by the LLP; and

  (iii) Deferred Consideration.

(b) Second, the LLP will use the Available Principal Receipts to acquire New Mortgage Loans and their Related Security from the Seller and/or Substitution Assets (in respect of any Substitution Assets up to the prescribed limit) on each LLP Payment Date.

(c) Third, the LLP and the Seller are required to ensure that the Portfolio is maintained at all times in compliance with the Asset Coverage Test (as determined by the Cash Manager on each Calculation Date). If on any Calculation Date there is a breach of the Asset Coverage Test the Seller will use all reasonable efforts to offer to sell sufficient New Mortgage Loans and their Related Security to the LLP on or before the next Calculation Date in consideration of the Seller being treated as having made a Capital Contribution (in an amount equal to the Current Balance of the New Mortgage Loans) sold by the Seller as at the relevant Transfer Date and in consideration of the right to receive the Deferred Consideration.

If Selected Mortgage Loans and their Related Security are sold by or on behalf of the LLP as described below under LLP Deed – Requirement to sell Selected Mortgage Loans following service of a Notice to Pay, the obligations of the Seller insofar as they relate to those Selected Mortgage Loans and their Related Security will cease to apply.

The Seller will also be required to repurchase Mortgage Loans and their Related Security sold to the LLP in the circumstances described below under – Repurchase of Mortgage Loans.

Eligibility Criteria

The sale of Mortgage Loans and their Related Security to the LLP will be subject to various conditions (the **Eligibility Criteria**) being satisfied on the relevant Transfer Date or in respect of Additional Mortgage Loan Advances, on the next Calculation Date, including:

(d) no Issuer Event of Default or LLP Event of Default under the Transaction Documents shall have occurred which is continuing as at the relevant Transfer Date;

(e) the LLP, acting on the advice of the Cash Manager, is not aware, and could not reasonably be expected to be aware, that the purchase of the Mortgage Loans and their Related Security, would adversely affect the then current ratings by Moody's, S&P or Fitch of the Covered Bonds;

(f) the weighted average yield on the Mortgage Loans in the Portfolio (including the New Mortgage Loans) is at least 0.15 per cent. greater than LIBOR for one month Sterling deposits after taking into account (i) the average yield on the Mortgage Loans and (ii) the margins on the Interest Rate Swaps and (iii) the average yield on any Substitution Assets held by the LLP;

(g) no Mortgage Loan has a Current Balance of more than £1,000,000;

(h) no Mortgage Loan relates to a Property which is not a residential Property; and

(i) no Mortgage Loan constitutes a New Mortgage Loan Type, in respect of which no confirmation has been received, in accordance with the terms of the Mortgage Sale Agreement, that such Mortgage Loan may be sold to the LLP.

On the relevant Transfer Date, the Representations and Warranties (described below in – *Representations and Warranties*) will be given by the Seller in respect of the Mortgage Loans and their Related Security sold by the Seller to the LLP.

If the Seller accepts an application from or makes an offer (which is accepted) to a Borrower for a Product Switch, then if the Eligibility Criteria referred to in paragraphs (c), (d) and (e) above relating to the Mortgage Loan subject to that Product Switch is not satisfied on the next following Calculation Date, the LLP will be entitled to rectify the relevant breach of those Eligibility Criteria by (in the event of a breach of the Eligibility Criteria in paragraphs (c), (d) and (e) above) requiring the Seller to repurchase the Mortgage Loans subject to any Product Switch or (in the event of a breach of the Eligibility Criteria in paragraph (c) above) by requiring the Seller to transfer further Mortgage Loans to the LLP in an amount sufficient to ensure that the Eligibility Criteria in paragraph (c) above is met.

Transfer of Title to the Mortgage Loans to the LLP

English Mortgage Loans will be sold by the Seller to the LLP by way of equitable assignment. Scottish Mortgage Loans will be sold by the Seller on the First Transfer Date by way of a Scottish Declaration of Trust and, in relation to Scottish Mortgage Loans sold by the Seller to the LLP after the First Transfer Date, by further Scottish Declarations of Trust under which the beneficial interest in such Scottish Mortgage Loans will be transferred to the LLP. In relation to Scottish Mortgage Loans, references in this document to a sale of Mortgage Loans or to Mortgage Loans having been sold are to be read as references to the making of such Scottish Declarations of Trust in respect of Scottish Mortgage Loans. Such beneficial interest (as opposed to the legal title) cannot be registered or recorded in the Registers of Scotland. As a result, legal title to both English Mortgage Loans and Scottish Mortgage Loans and their Related Security will remain with the Seller until legal assignments or assignations (as appropriate) are delivered by the Seller to the LLP and notice of the sale is given by the Seller to the Borrowers. Legal assignment or assignation (as appropriate) of the Mortgage Loans and their Related Security (including, where appropriate, their registration or recording in the relevant property register) to the LLP will be deferred and will only take place in the limited circumstances described below.

Legal assignment or assignation (as appropriate) of the Mortgage Loans and their Related Security (or, where specified, the Selected Mortgage Loans and their Related Security) to the LLP will be completed on or before the 20th Business Day after the earliest of the following:

(a) the occurrence of an Issuer Event of Default and service on Northern Rock of an Issuer Acceleration Notice and the service on the LLP of a Notice to Pay (unless the Seller has notified the LLP that it or they will accept the offer set out in the Selected Mortgage Loan Offer Notice within the prescribed time);

(b) in respect of Selected Mortgage Loans only, at the request of the LLP following the acceptance of any offer to sell the Selected Mortgage Loans and their Related Security to any person who is not the Seller;

(c) the Seller and/or the LLP being required, by an order of a court of competent jurisdiction, or by a regulatory authority of which the Seller is a member or any organisation whose members comprise, but are not necessarily limited to, mortgage lenders with whose instructions it is customary for the Seller to comply, to perfect legal title to the Mortgages;

(d) it being rendered necessary by law to take such actions;

(e) the Security under the Deed of Charge or any material part of that Security being in jeopardy and the Security Trustee determining or being required by the Bond Trustee (on behalf of the Covered Bondholders) or the other Secured Creditors to take that action to reduce that jeopardy;

(f) unless otherwise agreed by the Security Trustee (with the Rating Agencies having confirmed it would not adversely affect the then current ratings of the Covered Bonds), the termination of the Seller's role as Servicer under the Servicing Agreement unless the substitute servicer, if any, is a member of the Northern Rock Group;

(g) the Seller requesting a transfer by way of assignment or assignation (as appropriate) by giving notice in writing to the LLP and the Security Trustee;

(h) the date on which the Seller ceases to be assigned a long-term unsecured, unsubordinated unguaranteed debt obligation rating by Moody's of at least Baa3 or by S&P of at least BBB- or by Fitch of at least BBB-; and

(i) the occurrence of an Insolvency Event in relation to the Seller.

Pending completion of the transfer, the right of the LLP to exercise the powers of the legal owner of, or (in Scotland) the heritable creditor under, the Mortgages will be secured by, or (in Scotland) *supported* by, an irrevocable power of attorney granted by the Seller in favour of the LLP and the Security Trustee.

The Title Deeds and Mortgage Loan Files relating to the Mortgage Loans in the Portfolio will be held by or to the order of the Seller or the Servicer, as the case may be, or by solicitors, licensed conveyancers or (in Scotland) qualified conveyancers acting for the Seller in connection with the creation of the Mortgage Loans and their Related Security. The Seller or the Servicer, as the case may be, will undertake that all the Title Deeds and Mortgage Loan Files relating to the Mortgage Loans in the Portfolio which are at any time in their possession or under their control or held to their order will be held to the order of the Security Trustee or as the Security Trustee may direct.

Representations and warranties

None of the LLP, the Security Trustee or the Bond Trustee has made or has caused to be made on its behalf any enquiries, searches or investigations in respect of the Mortgage Loans and their Related Security to be sold to the LLP. Instead, each is relying entirely on the Representations and Warranties by the Seller contained in the Mortgage Sale Agreement. The parties to the Mortgage Sale Agreement may, with the prior written consent of the Security Trustee (with the Rating Agencies having confirmed it would not adversely affect the then current ratings of the Covered Bonds), amend the Representations and Warranties in the Mortgage Sale Agreement. The material Representations and Warranties are as follows and are given on the relevant Transfer Date in respect of the Mortgage Loans and Related Security to be sold to the LLP only on that date and on the Calculation Date following the making of any Further Advance or Product Switch in respect of the Mortgage Loan to which the Further Advance or Product Switch relates only:

- each Mortgage Loan was originated by the Seller or purchased by the Seller in the ordinary course of business (and kept on its books for a minimum of one month);
- the first payment due in respect of each Mortgage Loan has been paid by the relevant Borrower;
- each Mortgage Loan was originated in pounds Sterling and is denominated in pounds Sterling (or was originated and is denominated in euro if the euro has been adopted as the lawful currency of the UK);
- no Mortgage Loan has a Current Balance of more than £1,000,000;
- each Mortgage Loan has a remaining term of less than 50 years as at the relevant Transfer Date;
- prior to the making of each advance under a Mortgage Loan, the Lending Criteria and all preconditions to the making of any Mortgage Loan were satisfied in all material respects subject only to exceptions as would be acceptable to a Reasonable, Prudent Mortgage Lender;
- the Lending Criteria are consistent with the criteria that would be used by a Reasonable, Prudent Mortgage Lender;

- all of the Borrowers are individuals;

- the whole of the Current Balance on each Mortgage Loan is secured by a Mortgage over residential property;

- subject only in certain appropriate cases to the completion of an application for registration at H.M. Land Registry or the Registers of Scotland each Mortgage constitutes a valid and subsisting first charge by way of legal mortgage or (in Scotland) first ranking standard security over the relevant Property;

- the Current Balance on each Mortgage Loan and its Related Security (other than any agreement for Further Advances (if any), any other Additional Mortgage Loan Advances or any Personal Secured Loan) constitute a legal, valid, binding and enforceable debt due to the Seller from the relevant Borrower and the terms of each Mortgage Loan and its Related Security constitute valid and binding obligations of the Borrower enforceable in accordance with their terms (other than any agreement for Further Advances (if any), any other Additional Mortgage Loan Advance or any Personal Secured Loan);

- all approvals, consents and other steps necessary to permit a legal or equitable or beneficial transfer, or a transfer of servicing or other disposal as and in the manner contemplated by the Transaction Documents away from the Seller, of the Mortgage Loans and their related Mortgages to be sold under this Agreement have been obtained or taken and there is no requirement in order for the transfer to be effective to obtain the consent of the Borrower before, on or after any equitable or beneficial transfer or before any legal transfer of the Mortgage Loans and their related Mortgages and such transfer or disposal shall not give rise to any claim by the Borrower against the LLP, the Security Trustee or any of their successors in title or assigns;

- all of the Properties are in England or Wales or Scotland or (subject to the provision of a Northern Ireland legal opinion in a form and substance satisfactory to the Security Trustee from counsel satisfactory to the Security Trustee) Northern Ireland;

- not more than 12 months (or a longer period as may be acceptable to a Reasonable, Prudent Mortgage Lender) prior to the granting of each Mortgage, the Seller received a Valuation Report on the relevant Property (or another form of report concerning the valuation of the relevant Property as would be acceptable to a Reasonable, Prudent Mortgage Lender), the contents of which were such as would be acceptable to a Reasonable, Prudent Mortgage Lender or such other form of valuation of the relevant Property the acceptance of which the Rating Agencies have confirmed would not affect the then current ratings of the Covered Bonds from time to time;

- prior to the making of each Mortgage Loan, an independent valuer from a panel of valuers appointed by the Seller or an employee valuer of the Seller valued the relevant Property and the results of the valuation would be acceptable to a Reasonable, Prudent Mortgage Lender;

- prior to the taking of each Mortgage (other than a remortgage), the Seller instructed its solicitor, licensed conveyancer or (in Scotland) qualified conveyancer to carry out an investigation of title to the relevant Property and to undertake other searches, investigations, enquiries and other actions on behalf of the Seller in accordance with the instructions which the Seller issued to the relevant solicitor, licensed conveyancer or (in Scotland) qualified conveyancer as are set out, in the case of English Mortgage Loans, in the CML's Lenders' Handbook for England and Wales (or, for Mortgages taken before the CML's Lenders' Handbook for England and Wales was adopted in 1999, the Seller's Mortgage Practice Notes) and, in the case of Scottish Mortgage Loans, the CML's Lenders' Handbook for Scotland (or, for Mortgages taken before the CML's Lenders' Handbook for Scotland was adopted in 2000, the Seller's Mortgage Practice Notes) or other comparable or successor instructions and/or guidelines as may for the time being be in place, subject only to those variations as would be acceptable to a Reasonable, Prudent Mortgage Lender;

- buildings insurance cover for each Property is available under either a policy arranged by the Borrower or a policy issued to Borrowers by or on behalf of the Seller on behalf of an insurer who agrees with the Seller to issue buildings insurance policies to Borrowers from time to time or a policy arranged by the relevant landlord or the Properties in Possession Policy;
- the Seller has good title to, and is the absolute unencumbered legal and beneficial owner of, all property, interests, rights and benefits agreed to be sold and/or assigned by the Seller to the LLP under the Mortgage Sale Agreement;
- the Seller has, since the making of each Mortgage Loan, kept or procured the keeping of full and proper accounts, books and records showing clearly all transactions, payments, receipts, proceedings and notices relating to such Mortgage Loan;
- there are no governmental authorisations, approvals, licences or consents required as appropriate for the Seller to enter into or to perform its obligations under the Mortgage Sale Agreement or to make the Mortgage Sale Agreement legal, valid, binding, enforceable and admissible in evidence; and
- the rate of interest under each Mortgage Loan can at all times be set in the manner disclosed in the Mortgage Sale Agreement.

If New Mortgage Loan Types are to be sold to the LLP, then the Representations and Warranties in the Mortgage Sale Agreement will be modified as required to accommodate these New Mortgage Loan Types. The prior consent of the Covered Bondholders to the requisite amendments will not be required to be obtained. Notwithstanding the foregoing, the above representations and warranties will not apply in their entirety to Personal Secured Loans.

Repurchase of Mortgage Loans

If the Seller receives a Repurchase Notice from the Cash Manager identifying a Mortgage Loan or its Related Security in the Portfolio which does not, as at the relevant Transfer Date or relevant Calculation Date (in the case of a Further Advance), materially comply with the Representations and Warranties set out in the Mortgage Sale Agreement, then the Seller will be required to repurchase (i) any such Mortgage Loan and its Related Security and (ii) any other Mortgage Loans (including any Personal Secured Loans) of the relevant Borrower and their Related Security that are included in the Portfolio. The repurchase price payable upon the repurchase of any Mortgage Loan is an amount (not less than zero) equal to the Current Balance thereof and expenses as at the relevant repurchase date. The repurchase proceeds received by the LLP will be applied (other than Accrued Interest and Arrears of Interest) in accordance with the Pre-Acceleration Principal Priority of Payments (see Cashflows below).

In addition to the foregoing circumstances, the Seller will also be required to repurchase a Mortgage Loan or Mortgage Loans and its or their Related Security sold by them to the LLP where

(a) an Additional Mortgage Loan Advance made in respect of a Mortgage Loan results in certain Eligibility Criteria being breached; or

(b) a Personal Secured Loan secured over the same Property as the Mortgage Loan(s) is granted to a Borrower.

Defaulted Mortgage Loans

If a Seller receives a Defaulted Mortgage Loans Notice identifying any Defaulted Mortgage Loan, then that Defaulted Mortgage Loan will be attributed a reduced weighting in the calculation of the Asset Coverage Test and the Amortisation Test as at the relevant Calculation Date. In addition, the Seller may, at its option, repurchase a Defaulted Mortgage Loan for an amount equal to its Current Balance as at the date of repurchase.

General ability to repurchase

Prior to the occurrence of an Issuer Event of Default, the Seller may from time to time offer to repurchase a Mortgage Loan and its Related Security from the LLP for a purchase price of not less than the aggregate Current Balance of the relevant Mortgage Loan. The LLP may accept such offer at its discretion.

Right of Pre-emption

Under the terms of the Mortgage Sale Agreement, the Seller has a right of pre-emption in respect of any sale, in whole or in part, of Selected Mortgage Loans and their Related Security.

The LLP will serve on the Seller a Selected Mortgage Loan Offer Notice offering to sell those Selected Mortgage Loans and their Related Security for an offer price equal to the greater of the then Current Balance of the Selected Mortgage Loans and the Adjusted Required Redemption Amount, subject to the offer being accepted by the Seller within ten Business Days. If an Issuer Event of Default has occurred but no liquidator or administrator has been appointed to the Seller, the Seller's right to accept the offer (and therefore its right of pre-emption) will be conditional upon the delivery by the Seller of a Solvency Certificate to the LLP and the Security Trustee. If the Seller rejects the LLP's offer or fails to accept it in accordance with the foregoing, the LLP will offer to sell the Selected Mortgage Loans and their Related Security to other Purchasers (as described under – *LLP Deed – Sale of Selected Mortgage Loans in the Portfolio following the occurrence of an Issuer Event of Default*, below).

If the Seller validly accepts the LLP's offer to sell the Selected Mortgage Loans and their Related Security, the LLP will, within three Business Days of such acceptance, serve a Selected Mortgage Loan Repurchase Notice on the Seller. The Seller will sign and return a duplicate copy of the Selected Mortgage Loan Repurchase Notice and will repurchase from the LLP free from the Security created by and pursuant to the Deed of Charge the relevant Selected Mortgage Loans and their Related Security (and any other Mortgage Loan secured or intended to be secured by that Related Security or any part of it) referred to in the relevant Selected Mortgage Loan Repurchase Notice. Completion of the purchase of the Selected Mortgage Loans and their Related Security by the Seller will take place on the LLP Payment Date after receipt of the Selected Mortgage Loans Repurchase Notice(s) or such date as the LLP may direct in the Selected Mortgage Loans Repurchase Notice (provided that such date is not later than the earlier to occur of the date which is (a) 10 Business Days after returning the Selected Mortgage Loan Repurchase Notice to the LLP and (b) the Final Maturity Date of the Earliest Maturing Covered Bonds).

For the purposes hereof:

Required Redemption Amount means in respect of a Series of Covered Bonds, the amount calculated as follows:

the Principal Amount Outstanding of the relevant Series of Covered Bonds	X	(1+ Negative Carry Factor X (days to maturity of the relevant Series of Covered Bonds/365))

Further drawings under Mortgage Loans

The Seller is solely responsible for funding all Additional Mortgage Loan Advances in respect of Mortgage Loans sold by the Seller to the LLP, if any. The amount of the Seller's Capital Contribution will increase by the amount of the funded Additional Mortgage Loan Advances as set out in the LLP Deed.

New Sellers

In the future, any New Seller that wishes to sell loans and their Related Security to the LLP will accede to, *inter alia*, the Mortgage Sale Agreement. The sale of New Mortgage Loans and their Related Security by New Sellers to the LLP will be subject to certain conditions, including the following:

- each New Seller accedes to the terms of the LLP Deed as Member (with such subsequent amendments as may be agreed by the parties thereto) so that it has, in relation to those New Mortgage Loans and their Related Security to be sold by the relevant New Seller, substantially the same rights and obligations as the Seller had in relation to those Mortgage Loans and their Related Security comprised in the Initial Portfolio under the LLP Deed;

- each New Seller accedes to the terms of the Mortgage Sale Agreement (with such subsequent amendments as may be agreed by the parties thereto) or enters into a new mortgage sale agreement with the LLP and the Security Trustee, in each case so that it has, in relation to those New Mortgage Loans and their Related Security to be sold by the relevant New Seller, substantially the same rights and obligations as the Seller had in relation to those Mortgage Loans and their Related Security comprised in the Initial Portfolio under the Mortgage Sale Agreement;

- each New Seller accedes to the Programme Agreement and enters into such other documents as may be required by the Security Trustee and/or the LLP (acting reasonably) to give effect to the addition of a New Seller to the transactions contemplated under the Programme;
- any New Mortgage Loans and their Related Security sold by a New Seller to the LLP comply with the Eligibility Criteria set out in the Mortgage Sale Agreement;
- either the Servicer services the New Mortgage Loans and their Related Security sold by a New Seller on the terms set out in the Servicing Agreement (with such subsequent amendments as may be agreed by the parties thereto) or the New Seller (or its nominee) enters into a servicing agreement with the LLP and the Security Trustee which sets out the servicing obligations of the New Seller (or its nominee) in relation to the New Mortgage Loans and their Related Security and which is on terms substantially similar to the terms set out in the Servicing Agreement (fees payable to the Servicer or the New Seller (or its nominee) acting as servicer of such New Mortgage Loans and their Related Security would be determined on the date of the accession of the New Seller to the Programme);
- the Security Trustee is satisfied that any accession of a New Seller to the Programme will not prejudice the Asset Coverage Test; and
- the Security Trustee is satisfied that the accession of a New Seller to the Programme is not materially prejudicial to Covered Bondholders and has received a Rating Agency Confirmation in relation thereto.

If the above conditions are met, the consent of Covered Bondholders will not be obtained to the accession of a New Seller to the Programme.

The Mortgage Sale Agreement is governed by English law (other than certain aspects relating to the Scottish Mortgage Loans and their Related Security, which are governed by Scots law).

Servicing Agreement

Pursuant to the terms of the Servicing Agreement between the LLP, Northern Rock (in its capacity as Servicer) and the Security Trustee, the Servicer has agreed to service on behalf of the LLP the Mortgage Loans and their Related Security sold by the Seller to the LLP.

The Servicer will be required to administer the Mortgage Loans in accordance with the Servicing Agreement and:

(i) as if the Mortgage Loans and their Related Security sold by the Seller to the LLP had not been sold to the LLP but remained with the Seller; and

(ii) in accordance with the Seller's administration, arrears and enforcement policies and procedures forming part of the Servicer's policy from time to time as they apply to those Mortgage Loans.

The Servicer's actions in servicing the Mortgage Loans in accordance with its procedures will be binding on the LLP and the Secured Creditors.

The Servicer will have the power to exercise the rights, powers and discretions and to perform the duties of the LLP in relation to the Mortgage Loans and their Related Security that it is servicing pursuant to the terms of the Servicing Agreement, and to do anything which it reasonably considers necessary or convenient or incidental to the administration of those Mortgage Loans and their Related Security.

Undertakings of the Servicer

Pursuant to the terms of the Servicing Agreement, the Servicer will undertake in relation to those Mortgage Loans and their Related Security that it is servicing, *inter alia*, to:

- keep records and accounts on behalf of the LLP in relation to the Mortgage Loans;
- keep the Mortgage Loan Files and Title Deeds in its possession in safe custody and maintain records necessary to enforce each Mortgage and to provide the LLP and the Security Trustee with access to the Title Deeds and other records relating to the administration of the Mortgage Loans and their Related Security;
- maintain a register in respect of the Portfolio;

- make available to the LLP and the Security Trustee a report on a monthly basis containing information about the Mortgage Loans and their Related Security comprised in the Portfolio;
- assist the Cash Manager in the preparation of a monthly asset coverage report in accordance with the Cash Management Agreement;
- take all reasonable steps to recover all sums due to the LLP, including instituting proceedings and enforcing any relevant Mortgage Loan or Mortgage using the discretion of a Reasonable Prudent Mortgage Lender in applying the enforcement procedures forming part of the Seller's Policy; and
- enforce any Mortgage Loan which is in default in accordance with the Seller's enforcement procedures or, to the extent that such enforcement procedures are not applicable having regard to the nature of the default in question, with the usual procedures undertaken by a Reasonable, Prudent Mortgage Lender on behalf of the LLP.

The Servicer also undertakes that, on the Servicer ceasing to be assigned a long-term unsecured, unguaranteed and unsubordinated debt obligation rating by Moody's of at least Baa3 or by S&P of at least BBB- or by Fitch of at least BBB-, it will use reasonable efforts to enter into a new or a master servicing agreement (in such form as the LLP and the Security Trustee shall reasonably require) with a third party within 60 days under which such third party will undertake the servicing obligations in relation to the Portfolio.

Setting of Standard Variable Rate and other discretionary rates and margins

In addition to the undertakings described above, the Servicer has also undertaken in the Servicing Agreement to determine and set in relation to all the Mortgage Loans in the Portfolio the Standard Variable Rate and any other discretionary rates and margins except in the limited circumstances described below in this sub-section when the LLP will be entitled to do so. The Servicer will not at any time prior to service of a Notice to Pay on the LLP and/or the transfer of legal title to the Portfolio (or any part thereof) to the LLP, without the prior consent of the LLP, set or maintain:

(i) the Standard Variable Rate applicable to the Mortgage Loans sold by the Seller to the LLP and in the Portfolio at a rate which is higher than (although it may be lower than or equal to) then prevailing Standard Variable Rate of the Seller which applies to mortgage loans beneficially owned by the Seller outside the Portfolio; and

(ii) any other discretionary rate or margin in respect of any other Mortgage Loan sold by the Seller to the LLP and in the Portfolio which is higher than (although it may be lower than or equal to) the interest rate which applies to that type of mortgage loan beneficially owned by the Seller outside the Portfolio.

In particular, the Servicer shall determine on each Calculation Date, having regard to:

(a) the income which the LLP would expect to receive during the next succeeding LLP Payment Period (the relevant LLP Payment Period);

(b) the Standard Variable Rate and any other discretionary rate or margin in respect of the Mortgage Loans which the Servicer proposes to set under the Servicing Agreement for the relevant LLP Payment Period; and

(c) the other resources available to the LLP including the Interest Rate Swap Agreement, the relevant Covered Bond Swap Agreements and the Reserve Fund,

whether the LLP would receive an amount of income during the relevant LLP Payment Period which when aggregated with funds otherwise available to it is less than the amount which is the aggregate of (1) the amount of interest which would be payable (or provisioned to be paid) under the Covered Bond Guarantee on each Interest Payment Date falling at the end of the relevant LLP Payment Period or in the immediately succeeding LLP Payment Period and amounts payable (or provisioned to be paid) to the Covered Bond Swap Providers under the Covered Bond Swap Agreements in respect of all Covered Bonds on the LLP Payment Date falling at the end of the relevant LLP Payment Period and (2) the other senior expenses payable by the LLP ranking in priority thereto in accordance with the relevant Priorities of Payments applicable prior to an LLP Event of Default.

If the Servicer determines that there will be a shortfall in the foregoing amounts, it will give written notice to the LLP and the Security Trustee, within one Business Day, of the amount of the shortfall and the Standard Variable Rate and the other discretionary rates or margins which would, in the Servicer's opinion, need to be set in order for no shortfall to arise, having regard to the date(s) on which the change to the Standard Variable Rate and any other discretionary rates or margins would take effect and at all times acting in accordance with the standards of a Reasonable, Prudent Mortgage Lender. If the LLP or the Security Trustee notifies the Servicer that, having regard to the obligations of the LLP, the Standard Variable Rate and/or the other discretionary rates or margins should be increased, the Servicer will take all steps which are necessary to increase the Standard Variable Rate and/or any other discretionary rates or margins including publishing any notice which is required in accordance with the Mortgage Terms.

In addition, the Servicer shall determine on each Calculation Date following an Issuer Event of Default, having regard to the aggregate of:

(a) the Standard Variable Rate and any other discretionary rate or margin, in respect of the Mortgage Loans which the Servicer proposes to set under the Servicing Agreement for the relevant LLP Payment Period; and

(b) the other resources available to the LLP under the Interest Rate Swap Agreement,

whether the LLP would receive an aggregate amount of interest on the Mortgage Loans and amounts under the Interest Rate Swap Agreement during the relevant LLP Payment Period which would give a yield on the Mortgage Loans of at least LIBOR plus 0.15 per cent.

If the Servicer determines that the Yield Shortfall Test will not be met, it will give written notice to the LLP and the Security Trustee, within one Business Day, of the amount of the shortfall and the Standard Variable Rate and the other discretionary rates or margins which would, in the Servicer's opinion, need to be set in order for no shortfall to arise, and the Yield Shortfall Test to be met, having regard to the date(s) on which the change to the Standard Variable Rate and the other discretionary rates or margins would take effect and at all times acting in accordance with the standards of a Reasonable, Prudent Mortgage Lender. If the LLP or the Security Trustee notifies the Servicer that, having regard to the obligations of the LLP, the Standard Variable Rate and/or the other discretionary rates or margins should be increased, the Servicer will take all steps which are necessary to increase the Standard Variable Rate and/or any other discretionary rates or margins including publishing any notice which is required in accordance with the Mortgage Terms.

The LLP and the Security Trustee may terminate the authority of the Servicer to determine and set the Standard Variable Rate and any other variable rates or margins on the occurrence of a Servicer Event of Default as defined under – Removal or resignation of the Servicer, in which case the LLP will set the Standard Variable Rate and the other discretionary rates or margins itself in accordance with this sub-section.

Compensation

It is intended that the LLP will not pay any fee to the Servicer or any substitute servicer which is a member of the Northern Rock Group. If, however, a servicer is appointed from outside the Northern Rock Group a fee is likely to be payable.

Removal or resignation of the Servicer

The LLP and the Security Trustee may, upon written notice to the Servicer, terminate the Servicer's rights and obligations immediately if any of the following events (each a **Servicer Termination Event** and, each of the first three events set out below, a **Servicer Event of Default**) occurs:

- the Servicer defaults in the payment of any amount due to the LLP under the Servicing Agreement and fails to remedy that default for a period of three Business Days after becoming aware of the default;
- the Servicer fails to comply with any of its other obligations under the Servicing Agreement which failure in the opinion of the Security Trustee is materially prejudicial to Covered Bondholders and does not remedy that failure within 20 Business Days after becoming aware of the failure;
- an Insolvency Event occurs in relation to the Servicer; or
- the LLP resolves that the appointment of the Servicer should be terminated.

Subject to the fulfilment of a number of conditions, the Servicer may voluntarily resign by giving not less than 12 months' notice to the Security Trustee and the LLP provided that a substitute servicer qualified to act as such under the FSMA and with a management team with experience of administering mortgages in the UK has been appointed and enters into a servicing agreement with the LLP substantially on the same terms as the Servicing Agreement. The resignation of the Servicer is conditional on the resignation having no adverse effect on the then current ratings of the Covered Bonds unless the Covered Bondholders agree otherwise by extraordinary resolution.

If the appointment of the Servicer is terminated, the Servicer must deliver the Title Deeds and Mortgage Loan Files relating to the Mortgage Loans administered by it to, or at the direction of, the LLP. The Servicing Agreement will terminate at such time as the LLP has no further interest in any of the Mortgage Loans or their Related Security sold to the LLP and serviced under the Servicing Agreement that have been comprised in the Portfolio.

The Servicer may sub-contract or delegate the performance of its duties under the Servicing Agreement provided that it meets conditions as set out in the Servicing Agreement.

Neither the Bond Trustee nor the Security Trustee is obliged to act as servicer in any circumstances.

The Servicing Agreement is governed by English law and will be made by way of deed.

Asset Monitor Agreement

Under the terms of the Asset Monitor Agreement between the Asset Monitor, the LLP, the Cash Manager and the Security Trustee, the Asset Monitor has agreed, subject to due receipt of the information to be provided by the Cash Manager to the Asset Monitor, to conduct tests in respect of the calculations performed by the Cash Manager on the Calculation Date immediately prior to each anniversary of the Programme Date with a view to confirmation of compliance by the LLP with the Asset Coverage Test or the Amortisation Test, as applicable, on that Calculation Date.

If the long-term ratings of the Cash Manager or the Issuer fall below BBB-/Baa3/BBB- (by S&P, Moody's or Fitch, respectively) the Asset Monitor will, subject to receipt of the relevant information from the Cash Manager, be required to conduct such tests following each Calculation Date and, following a determination by the Asset Monitor of any errors in the calculations performed by the Cash Manager such that the Asset Coverage Test has been failed on the applicable Calculation Date (where the Cash Manager had recorded it as being satisfied) or the Adjusted Aggregate Mortgage Loan Amount or the Amortisation Test Aggregate Mortgage Loan Amount is misstated by an amount exceeding one per cent. of the Adjusted Aggregate Mortgage Loan Amount or the Amortisation Test Aggregate Mortgage Loan Amount, as applicable, (as at the date of the relevant Asset Coverage Test or the relevant Amortisation Test), the Asset Monitor will be required to conduct such tests following each Calculation Date for a period of six months thereafter.

The Asset Monitor is entitled, in the absence of manifest error, to assume that all information provided to it by the Cash Manager for the purpose of conducting such tests is true and correct and not misleading, and is not required to conduct a test or otherwise take steps to verify the accuracy of any such information. The Asset Monitor Report will be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee.

As at the Programme Date, the LLP will pay to the Asset Monitor a fee of £1,000 per test (exclusive of VAT) for the tests to be performed by the Asset Monitor.

The LLP may, at any time, but subject to the prior written consent of the Security Trustee, terminate the appointment of the Asset Monitor by giving at least 60 days' prior written notice to the Asset Monitor, provided that such termination may not be effected unless and until a replacement asset monitor has been found by the LLP (such replacement to be approved by the Security Trustee (such approval to be given if the replacement is an accountancy firm of national standing)) which agrees to perform the duties (or substantially similar duties) of the Asset Monitor set out in the Asset Monitor Agreement.

The Asset Monitor may, at any time, resign by giving at least 60 days' prior written notice to the LLP and the Security Trustee.

Upon giving notice of resignation, the Asset Monitor shall immediately use its best endeavours to appoint a replacement (such replacement to be approved by the Security Trustee) which agrees to perform the duties of the Asset Monitor set out in the Asset Monitor Agreement. If a replacement is not appointed by the date which is 30 days prior to the date when tests are to be carried out in accordance with the terms of the Asset Monitor Agreement, then the LLP shall use all reasonable endeavours to appoint an accountancy firm of national standing to carry out the relevant tests on a one-off basis, provided that such appointment is approved by the Security Trustee.

Neither the Bond Trustee nor the Security Trustee will be obliged to act as Asset Monitor in any circumstances.

The Asset Monitor Agreement is governed by English law.

LLP Deed

The Members of the LLP have agreed to operate the business of the LLP in accordance with the terms of a limited liability partnership deed entered into on the Programme Date as amended and/or restated and/or supplemented from time to time between the LLP, Northern Rock, the Liquidation Member, the Bond Trustee and the Security Trustee (the **LLP Deed**).

Members

As at the Programme Date, each of Northern Rock and the Liquidation Member is a member (each a **Member**, and together with any other members from time to time, the **Members**) of the LLP. Northern Rock and the Liquidation Member are designated members (each a **Designated Member**, and together with any other designated members from time to time, the **Designated Members**) of the LLP. The Designated Members shall have such duties as are specified in the LLPA 2000 or otherwise at law and in the LLP Deed. The LLP Deed requires that there will at all times be at least two Designated Members of the LLP.

For so long as Covered Bonds are outstanding, if an administrator or a liquidator is appointed to Northern Rock, the Liquidation Member may, by written notice to the LLP, appoint another Member as a Designated Member or may, at its sole discretion (acting on behalf of itself and the other Members), admit a New Member to the LLP (in each case with the prior written consent of the Security Trustee).

No New Member may be otherwise appointed without the consent of the Security Trustee and the receipt by the Issuer or the Security Trustee of a Rating Agency Confirmation.

Capital Contributions

From time to time Northern Rock (in its capacity as a Member) will make Capital Contributions to the LLP. Capital Contributions may be made in cash or in kind (e.g. through a contribution of Mortgage Loans to the LLP). The Capital Contributions of Northern Rock shall be calculated in Sterling on each Calculation Date as the difference between (a) the Current Balance of the Portfolio as at the last day of the preceding Calculation Period plus Principal Receipts standing to the credit of the GIC Account plus the principal amount of Substitution Assets and Authorised Investments as at the last day of the preceding Calculation Period and (b) the Sterling Equivalent of the aggregate Principal Amount Outstanding under the Covered Bonds as at the last day of the preceding Calculation Period.

The Liquidation Member will not make any Capital Contributions to the LLP.

Capital Contributions or returns on Capital Contributions shall only be paid to Members after the LLP has paid or, as applicable, provided for all higher ranking amounts in the relevant Priority of Payments.

Asset Coverage Test

Under the terms of the LLP Deed, the LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date, the Adjusted Aggregate Mortgage Loan Amount is in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

If on any Calculation Date the Adjusted Aggregate Mortgage Loan Amount is less than the aggregate Principal Amount Outstanding of all Covered Bonds as calculated on the relevant Calculation Date, then the LLP (or the Cash Manager on its behalf) will notify the Members, the Bond Trustee and the Security Trustee thereof and the Members (other than the Liquidation

Member) will use all reasonable endeavours to sell sufficient further Mortgage Loans and their Related Security to the LLP in accordance with the Mortgage Sale Agreement (see *Summary of the Principal Documents – Mortgage Sale Agreement – Sale by the Seller of Mortgage Loans and their Related Security*) or provide Cash Capital Contributions to ensure that the Asset Coverage Test is met. An Issuer Event of Default shall occur if the Asset Coverage Test is not remedied on the next following Calculation Date.

For the purposes hereof:

Adjusted Aggregate Mortgage Loan Amount means the amount calculated on each Calculation Date as follows:

$$A + B + C + D - (V + W + X + Y + Z)$$

where,

A = the lower of (i) and (ii), where:

(i) = the sum of the **Adjusted Current Balance** of each Mortgage Loan in the Portfolio, which shall be the lower of (1) the actual Current Balance of the relevant Mortgage Loan in the Portfolio as calculated on the relevant Calculation Date and (2) the Indexed Valuation relating to that Mortgage Loan multiplied by M (where for all Mortgage Loans that are less than three months in arrears or not in arrears, M = 0.75, for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of less than or equal to 75%, M = 0.40 and for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of more than to 75%, M = 0.25),

minus

the aggregate sum of the following deemed reductions to the aggregate Adjusted Current Balance of the Mortgage Loans in the Portfolio if any of the following occurred during the previous Calculation Period:

(3) a Mortgage Loan or its Related Security was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Mortgage Sale Agreement or subject to any other obligation of the Seller to repurchase the relevant Mortgage Loan and its Related Security, and in each case the Seller has not repurchased the Mortgage Loan or Mortgage Loans of the relevant Borrower and its or their Related Security to the extent required by the terms of the Mortgage Sale Agreement. In this event, the aggregate Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the Adjusted Current Balance of the relevant Mortgage Loan or Mortgage Loans (as calculated on the relevant Calculation Date) of the relevant Borrower; and/or

(4) the Seller, in any preceding Calculation Period, was in breach of any other material warranty under the Mortgage Sale Agreement and/or the Servicer was, in any preceding Calculation Period, in breach of a material term of the Servicing Agreement. In this event, the aggregate Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the resulting financial loss incurred by the LLP in the immediately preceding Calculation Period (such financial loss to be calculated by the Cash Manager without double counting and to be reduced by any amount paid (in cash or in kind) to the LLP by the Seller to indemnify the LLP for such financial loss);

AND

(ii) = the aggregate **Arrears Adjusted Current Balance** of the Mortgage Loans in the Portfolio as at the relevant Calculation Date which shall be the lower of (1) the actual Current Balance of the relevant Mortgage Loan as calculated on the relevant Calculation Date and (2) the Indexed Valuation relating to that Mortgage Loan multiplied by N (where for all Mortgage Loans that are less than three months in arrears or not in arrears, N = 1, for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of less than

or equal to 75 per cent., N = 0.40 and for all Mortgage Loans that are three months or more in arrears and have a Current Balance to Indexed Valuation ratio of more than 75 per cent, N = 0.25);

minus

the aggregate sum of the following deemed reductions to the aggregate Arrears Adjusted Current Balance of the Mortgage Loans in the Portfolio if any of the following occurred during the previous Calculation Period:

(1) a Mortgage Loan or its Related Security was, in the immediately preceding Calculation Period, in breach of the Representations and Warranties contained in the Mortgage Sale Agreement or subject to any other obligation of the Seller to repurchase the relevant Mortgage Loan and its Related Security, and in each case the Seller has not repurchased the Mortgage Loan or Mortgage Loans of the relevant Borrower and its or their Related Security to the extent required by the terms of the Mortgage Sale Agreement. In this event, the aggregate Arrears Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the Arrears Adjusted Current Balance of the relevant Mortgage Loan or Mortgage Loans (as calculated on the relevant Calculation Date) of the relevant Borrower; and/or

(2) the Seller, in any preceding Calculation Period, was in breach of any other material warranty under the Mortgage Sale Agreement and/or the Servicer was, in the immediately preceding Calculation Period, in breach of a material term of the Servicing Agreement. In this event, the aggregate Arrears Adjusted Current Balance of the Mortgage Loans in the Portfolio (as calculated on the relevant Calculation Date) will be deemed to be reduced by an amount equal to the resulting financial loss incurred by the LLP in the immediately preceding Calculation Period (such financial loss to be calculated by the Cash Manager without double counting and to be reduced by any amount paid (in cash or in kind) to the LLP by the Seller to indemnify the LLP for such financial loss),

the result of which is multiplied by the Asset Percentage (as defined below);

B = the aggregate amount of any Principal Receipts on the Mortgage Loans in the Portfolio up to the end of the immediately preceding Calculation Period (as recorded in the Principal Ledger) which have not been applied as at the relevant Calculation Date to acquire further Mortgage Loans and their Related Security or otherwise applied in accordance with the LLP Deed and/or the other Transaction Documents;

C = the aggregate amount of any Cash Capital Contributions made by the Members (as recorded in the Capital Account Ledger of each Member) or proceeds of Term Advances which have not been applied as at the relevant Calculation Date to acquire further Mortgage Loans and their Related Security or otherwise applied in accordance with this Deed and/or the other Transaction Documents;

D = the aggregate outstanding principal balance of any Substitution Assets;

V = 100 per cent. of the sum of the average cleared credit balance of all applicable accounts linked to Together Connections Mortgage Loans and Connections Mortgage Loans or any other Mortgage Loans in respect of each calendar month or part of such calendar month;

W = 2 per cent. of the aggregate Current Balance of the Mortgage Loans in the Portfolio, as calculated on the relevant Calculation Date;

X = 8 per cent. ***multiplied by*** the Flexible Redraw Capacity (as defined below) ***multiplied by*** 3;

Y = the aggregate Current Balance of (1) *Re-draws* and (2) Personal Secured Loans in the Portfolio as calculated on the relevant Calculation Date; and

Z = the weighted average remaining maturity of all Covered Bonds then outstanding multiplied by the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds **multiplied by** the Negative Carry Factor where the **Negative Carry Factor** is a percentage calculated by reference to the weighted average margin of the Covered Bonds and will, in any event, be not less than 0.50 per cent. (provided that if such weighted average is less than one, the weighted average shall be deemed, for the purposes of this calculation, to be one).

Asset Percentage means 90 per cent. or such lesser percentage figure as determined from time to time in accordance with the terms of the LLP Deed. On the Calculation Date falling in January, April, July and October of each year, the LLP (or the Cash Manager on its behalf) will calculate the WAFF and the WALS (and/or such figures calculated in accordance with such alternative methodologies as the Rating Agencies may prescribe) for the Portfolio as a whole or a random sample of the Mortgage Loans in the Portfolio, such calculations to be made on the same basis throughout unless agreed otherwise by the Rating Agencies.

The WAFF and WALS (or other relevant figures) so calculated will be input by the Cash Manager to one or more cashflow models approved by the Rating Agencies. Such models, which test the credit enhancement required in various cashflow scenarios, will indicate, on the basis of the latest WAFF and WALS figures (or other relevant figures), the Asset Percentage needed in order to provide credit enhancement to cover all such cashflow scenarios.

Save where otherwise agreed with the Rating Agencies, the Asset Percentage will be adjusted in accordance with the various methodologies prescribed by each of the Rating Agencies to ensure that sufficient credit enhancement will be maintained, provided that the Asset Percentage may not, at any time, exceed 90 per cent.

Flexible Re-draw Capacity means the sum of (i) the flexible cash re-draw capacity, being an amount equal to the difference between (1) the maximum amount of Cash Re-draws that Borrowers may make under Flexible Mortgage Loans in the Portfolio (whether or not drawn) as at the last day of the immediately preceding Calculation Period and (2) the aggregate Current Balance of Cash Redraws which form part of the Portfolio as at the last day of the immediately preceding Calculation Period; and (ii) the further draw capacity being an amount equal to the difference between (1) the maximum amount of credit extended to Borrowers under Flexi-Plan Loans included in the Portfolio as at the last day of the immediately preceding Calculation Period and (2) the aggregate Current Balance of Flexi-Plan Loans which form part of the Portfolio as at the last date of the immediately preceding Calculation Period.

Amortisation Test

The LLP and the Members (other than the Liquidation Member) must ensure that on each Calculation Date following service of a Notice to Pay on the LLP (but prior to service of an LLP Acceleration Notice) the Amortisation Test Aggregate Mortgage Loan Amount will be in an amount at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date.

Following an Issuer Event of Default, if on any Calculation Date the Amortisation Test Aggregate Mortgage Loan Amount is less than the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date, then the Amortisation Test will be deemed to be breached and an LLP Event of Default will occur. The LLP or the Cash Manager, as the case may be, will immediately notify the Members, the Security Trustee and (whilst Covered Bonds are outstanding) the Bond Trustee of any breach of the Amortisation Test.

The **Amortisation Test Aggregate Mortgage Loan Amount** will be calculated on each Calculation Date as follows:

$$A + B + C - Z$$

where,

A = the aggregate **Amortisation Test Current Balance** of each Mortgage Loan, which shall be the lower of (1) the actual Current Balance of the relevant Mortgage Loan as calculated on the relevant Calculation Date multiplied by M and (2) 100 per cent. of the Indexed Valuation multiplied by M.

Where for all the Mortgage Loans that are less than three months in arrears or not in arrears M = 1 or for all the Mortgage Loans that are three months or more in arrears M = 0.7;

B = the sum of the amount of any cash standing to the credit of the GIC Account and the principal amount of any Authorised Investments (excluding any Revenue Receipts received in the immediately preceding Calculation Period);

C = the aggregate outstanding principal balance of any Substitution Assets;

Z = the weighted average remaining maturity of all Covered Bonds then outstanding **multiplied by** the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds **multiplied by** the Negative Carry Factor.

Sale of Selected Mortgage Loans and their Related Security following service of a Notice to Pay

After a Notice to Pay has been served on the LLP following the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on Northern Rock, but prior to service of an LLP Acceleration Notice, the LLP will be obliged to sell Selected Mortgage Loans and their Related Security in the Portfolio in accordance with the LLP Deed (as described below), subject to the rights of pre-emption enjoyed by the Seller to buy the Selected Mortgage Loans and their Related Security pursuant to the Mortgage Sale Agreement. The proceeds from any such sale will be credited to the GIC Account and applied as set out in the Priorities of Payments.

Method of Sale of Selected Mortgage Loans

If the LLP is required to sell Selected Mortgage Loans and their Related Security to Purchasers following the occurrence of an Issuer Event of Default, the LLP will be required to ensure that before offering Selected Mortgage Loans for sale:

(a) the Selected Mortgage Loans have been selected from the Portfolio on a random basis as described in the LLP Deed; and

(b) the Selected Mortgage Loans have an aggregate Current Balance in an amount (the **Required Current Balance Amount**) which is as close as possible to the amount calculated as follows:

$$N \times \frac{\text{Current Balance of all the Mortgage Loans in the Portfolio}}{\text{the Sterling Equivalent of the Required Redemption Amount in respect of each Series of Covered Bonds then outstanding}}$$

where N is an amount equal to the Sterling Equivalent of the Required Redemption Amount of the Earliest Maturing Covered Bonds less amounts standing to the credit of the GIC Account and the principal amount of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds).

The LLP will offer the Selected Mortgage Loans and their Related Security for sale to Purchasers for the best price reasonably available but in any event for an amount not less than the Adjusted Required Redemption Amount.

If the Selected Mortgage Loans have not been sold (in whole or in part) in an amount equal to the Adjusted Required Redemption Amount by the date which is six months prior to, as applicable, if the Covered Bonds are not subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the Final Maturity Date or, if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the Extended Due for Payment Date in respect of the Earliest Maturing Covered Bonds (after taking into account all payments, provisions and credits to be made in priority thereto), then the LLP will offer the Selected Mortgage Loans for sale for the best price reasonably available notwithstanding that such amount may be less than the Adjusted Required Redemption Amount.

In addition to offering Selected Mortgage Loans for sale to Purchasers in respect of the Earliest Maturing Covered Bonds, the LLP (subject to the rights of pre-emption enjoyed by the Seller pursuant to the Mortgage Sale Agreement) is permitted to offer for sale a portfolio of

Selected Mortgage Loans, in accordance with the provisions summarised above, in respect of other Series of Covered Bonds.

The LLP is also permitted to offer for sale to Purchasers a Partial Portfolio. Except in circumstances where the portfolio of Selected Mortgage Loans is being sold within six months of, as applicable, the Final Maturity Date or, if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the Extended Due for Payment Date in respect of the Series of Covered Bonds to be repaid from such proceeds, the sale price of the Partial Portfolio (as a proportion of the Adjusted Required Redemption Amount) shall be at least equal to the proportion that the Partial Portfolio bears to the relevant portfolio of Selected Mortgage Loans.

The LLP will through a tender process appoint a portfolio manager of recognised standing on a basis intended to incentivise the portfolio manager to achieve the best price for the sale of the Selected Mortgage Loans (if such terms are commercially available in the market) to advise it in relation to the sale of the Selected Mortgage Loans to Purchasers (except where the Seller is buying the Selected Mortgage Loans in accordance with their right of pre-emption in the Mortgage Sale Agreement). The terms of the agreement giving effect to the appointment in accordance with such tender shall be approved by the Security Trustee.

In respect of any sale of Selected Mortgage Loans and their Related Security following service of a Notice to Pay, the LLP will instruct the portfolio manager to use all reasonable endeavours to procure that Selected Mortgage Loans are sold as quickly as reasonably practicable (in accordance with the recommendations of the portfolio manager) taking into account the market conditions at that time and the scheduled repayment dates of the Covered Bonds and the terms of the LLP Deed.

The terms of any sale and purchase agreement with respect to the sale of Selected Mortgage Loans (which shall give effect to the recommendations of the portfolio manager) will be subject to the prior written approval of the Security Trustee. The Security Trustee will not be required to release the Selected Mortgage Loans from the Security unless the conditions relating to the release of the Security (as described under – Deed of Charge – Release of Security, below) are satisfied.

If Purchasers accept the offer or offers from the LLP so that some or all of the Selected Mortgage Loans shall be sold prior to the next following Final Maturity Date or, if the Covered Bonds are subject to an Extended Due for Payment Date in respect of the Covered Bond Guarantee, the next following Extended Due for Payment Date in respect of the Earliest Maturing Covered Bonds, then the LLP will, subject to the foregoing paragraph, enter into a sale and purchase agreement with the relevant Purchasers which will require *inter alia* a cash payment from the relevant Purchasers. Any such sale will not include any Representations and Warranties from the LLP in respect of the Mortgage Loans and the Related Security unless expressly agreed by the Security Trustee or otherwise agreed with the Seller.

Covenants of the LLP and the Members

Each of the Members covenants that, subject to the terms of the Transaction Documents, it will not sell, transfer, convey, create or permit to arise any security interest on, declare a trust over, create any beneficial interest in or otherwise dispose of its interest in the LLP without the prior written consent of the LLP and, whilst the Covered Bonds are outstanding, the Security Trustee. Whilst any amounts are outstanding in respect of the Covered Bonds, each of the Members undertakes not to terminate or purport to terminate the LLP or institute any winding-up, administration, insolvency or similar proceedings against the LLP.

The LLP covenants that it will not, save with the prior written consent of the LLP Management Board (and, for so long as any Covered Bonds are outstanding, the consent of the Security Trustee) or as envisaged by the Transaction Documents:

(a) create or permit to subsist any security interest over the whole or any part of its assets or undertakings, present or future;

(b) dispose of, deal with or grant any option or present or future right to acquire any of its assets or undertakings or any interest therein or thereto;

(c) have an interest in a bank account other than as set out in the Transaction Documents;

(d) incur any indebtedness or give any guarantee or indemnity in respect of any such indebtedness;

(e) consolidate or merge with or transfer any of its property or assets to another person;

(f) have any employees, premises or subsidiaries;

(g) acquire assets other than pursuant to the Mortgage Sale Agreement, the Cash Management Agreement and the LLP Deed;

(h) engage in any activities or derive income from any activities within the United States or hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States;

(i) enter into any contracts, agreements or other undertakings;

(j) compromise, compound or release any debt due to it; or

(k) commence, defend, settle or compromise any litigation or other claims relating to it or any of its assets.

Limit on Investing in Substitution Assets and Authorised Investments

Prior to the service of a Notice to Pay on the LLP, the LLP will be permitted to invest Available Revenue Receipts, Available Principal Receipts and the proceeds of Term Advances in Substitution Assets, provided that the aggregate amount so invested does not exceed 10 per cent. of the total assets of the LLP at any one time and provided that such investments are made in accordance with the terms of the Cash Management Agreement.

Following service of a Notice to Pay on the LLP, all Substitution Assets must be sold by the LLP (or the Cash Manager on its behalf) as quickly as reasonably practicable and the proceeds credited to the GIC Account and the LLP will be permitted to invest all available monies in Authorised Investments, provided that such investments are made in accordance with the terms of the Cash Management Agreement.

Other Provisions

The allocation and distribution of Revenue Receipts, Principal Receipts and all other amounts received by the LLP is described under Cashflows below.

The LLP Management Board, comprised as at the Programme Date of directors, officers and/or employees of Northern Rock, will act on behalf of the LLP to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters. Any decision by the LLP Management Board relating to the admission of a New Member, any change in the LLP's business, any change to the LLP's name and any amendment to the LLP Deed, will be made, whilst any Covered Bonds are outstanding, with the consent of the Security Trustee.

For so long as any Covered Bonds are outstanding, each Member has agreed that it will not terminate or purport to terminate the LLP or institute any winding-up, administration, insolvency or other similar proceedings against the LLP. Furthermore, the Members have agreed *inter alia* not to demand or receive payment of any amounts payable by the LLP (or the Cash Manager on its behalf) or the Security Trustee unless all amounts then due and payable by the LLP to all other creditors ranking higher in the relevant Priorities of Payments have been paid in full.

Each Member will be responsible for the payment of its own tax liabilities and will be required to indemnify the LLP and the other Members from any liabilities which they incur as a result of the relevant Member's non-payment.

Following the appointment of a liquidator to any Member (other than the Liquidation Member), any decisions of the LLP that are reserved to the Members in the LLP Deed shall be made by the Liquidation Member only.

The LLP Deed is governed by English law.

Cash Management Agreement

The Cash Manager will provide certain cash management services to the LLP pursuant to the terms of the Cash Management Agreement between the LLP, Northern Rock in its capacity as the Cash Manager and the Security Trustee.

The Cash Manager's services include but are not limited to:

(a) maintaining the Ledgers on behalf of the LLP;

(b) distributing the Revenue Receipts and the Principal Receipts in accordance with the Priorities of Payment described under Cashflows, below;

(c) determining whether the Asset Coverage Test is satisfied on each Calculation Date in accordance with the LLP Deed, as more fully described under *Credit Structure – Asset Coverage Test*, below;

(d) determining whether the Amortisation Test is satisfied on each Calculation Date following an Issuer Event of Default in accordance with the LLP Deed, as more fully described under *Credit Structure – Amortisation Test*, below; and

(e) preparation of Investor Reports for the Covered Bondholders, the Rating Agencies and the Bond Trustee.

In certain circumstances the LLP and the Security Trustee will each have the right to terminate the appointment of the Cash Manager and to appoint a substitute (the identity of which will be subject to the Security Trustee's written approval). Any substitute cash manager will have substantially the same rights and obligations as the Cash Manager (although the fee payable to the substitute cash manager may be higher).

The Cash Management Agreement is governed by English law.

Interest Rate Swap Agreement

Some of the Mortgage Loans in the Portfolio pay a variable rate of interest for a period of time that may either be linked to the Seller's Standard Variable Rate or linked to an interest rate other than the Seller's Standard Variable Rate, such as a variable rate offered by a basket of UK mortgage lenders or a rate that tracks the Bank of England base rate. Other Mortgage Loans pay a fixed rate of interest for a period of time. However, the Sterling payments to be made by the LLP under the Covered Bond Swaps are based on LIBOR for three month Sterling deposits. To provide a hedge against the possible variance between:

(1) the rates of interest payable on the Mortgage Loans in the Portfolio; and

(2) LIBOR for three month Sterling deposits,

the LLP, the Interest Rate Swap Provider and the Security Trustee have entered into the Interest Rate Swap Agreement on the Programme Date.

In the event that the relevant ratings of the Interest Rate Swap Provider, or any guarantor, as applicable, is or are, as applicable, downgraded by a Rating Agency below the ratings specified in the Interest Rate Swap Agreement (in accordance with the requirements of the Rating Agencies) for the Interest Rate Swap Provider, and, as a result of the downgrade, the then current ratings of the Covered Bonds would or may, as applicable, be adversely affected, the Interest Rate Swap Provider will be required to take certain remedial measures which may include providing collateral for its obligations, arranging for its obligations to be transferred to an entity with ratings required by the relevant Rating Agency, procuring another entity with rating(s) required by the relevant Rating Agency to become co-obligor in respect of its obligations, or taking such other action as it may agree with the relevant Rating Agency. A failure to take such steps will allow the LLP to terminate the Interest Rate Swap Agreement.

The Interest Rate Swap Agreement may also be terminated in certain other circumstances (each referred to as an **Interest Rate Swap Early Termination Event**), including:

- at the option of any party to the Interest Rate Swap Agreement, if there is a failure by the other party to pay any amounts due under the Interest Rate Swap Agreement; and
- upon the occurrence of the insolvency of the Interest Rate Swap Provider, or any guarantor, or the merger of one of the parties without an assumption of the obligations under the Interest Rate Swap Agreement (except in respect of a transfer by the LLP to the Security Trustee in its fiduciary capacity).

Upon the termination of the Interest Rate Swap pursuant to an Interest Rate Swap Early Termination Event, the LLP or the Interest Rate Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the Interest Rate Swap Agreement.

If withholding taxes are imposed on payments made by the Interest Rate Swap Provider under the Interest Rate Swap, the Interest Rate Swap Provider shall always be obliged to gross up these payments. If withholding taxes are imposed on payments made by the LLP to the Interest Rate Swap Provider under the Interest Rate Swap, the LLP shall not be obliged to gross up those payments.

If the LLP is required to sell Selected Mortgage Loans in the Portfolio in order to provide liquidity in respect of the Earliest Maturing Covered Bonds following an Issuer Event of Default and service of a Notice to Pay on the LLP, then to the extent that such Selected Mortgage Loans include Fixed Rate Mortgage Loans, either:

(a) the Interest Rate Swap in connection with such fixed rate Mortgage Loans will partially terminate and any breakage costs payable by or to the LLP in connection with such termination will be taken into account in calculating the Adjusted Required Redemption Amount for the sale of the Selected Mortgage Loans; or

(b) such Interest Rate Swap will be partially novated to the purchaser of such fixed rate Mortgage Loans, and such purchaser will thereby become party to a separate interest rate swap transaction with the Interest Rate Swap Provider.

The Interest Rate Swap Agreements are (or, as applicable, will be) governed by English law.

Covered Bond Swap Agreements

The LLP will enter into one or more Covered Bond Swaps with one or more Covered Bond Swap Providers and the Security Trustee. Each Covered Bond Swap will provide a hedge against certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swap and amounts payable by the LLP under the Intercompany Loan Agreement (prior to the service of a Notice to Pay on the LLP) and under the Covered Bond Guarantee in respect of Covered Bonds (after the service of a Notice to Pay on the LLP).

Where required to hedge such risks, there will be one (or more) Covered Bond Swap Agreement(s) and Covered Bond Swap(s) in relation to each Series or Tranche, as applicable, of Covered Bonds. Under the Covered Bond Swaps on the relevant Issue Date, the LLP will pay to the Covered Bond Swap Provider the amount received by the LLP under the applicable Term Advance (being an amount equal to the gross proceeds of the issue of such Series or Tranche, as applicable, of Covered Bonds) and in return the Covered Bond Swap Provider will pay an amount equivalent to the Sterling Equivalent of the applicable Term Advance. Thereafter, the Covered Bond Swap Provider will pay to the LLP on each Interest Payment Date amounts equivalent to the amounts that would be payable by the LLP under either the applicable Term Advance in accordance with the terms of the Intercompany Loan or the Covered Bond Guarantee in respect of interest and principal payable under the relevant Series or Tranche of Covered Bonds. In return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount in Sterling calculated by reference to LIBOR for three month Sterling deposits for the relevant Interest Period plus a spread and the Sterling Equivalent of any principal due in respect of the relevant Term Advance in accordance with the Intercompany Loan Agreement.

Under the terms of each Covered Bond Swap, in the event that the relevant rating of the Covered Bond Swap Provider is downgraded by a Rating Agency below the rating(s) specified in the relevant Covered Bond Swap Agreement (in accordance with the requirements of the Rating Agencies) for the Covered Bond Swap Provider, and, where applicable, as a result of the downgrade, the then current ratings of the Covered Bonds would or may, as applicable, be adversely affected, the Covered Bond Swap Provider will, in accordance with the relevant Covered Bond Swap Agreement, be required to take certain remedial measures which may include providing collateral for its obligations under the Covered Bond Swap, arranging for its obligations under the Covered Bond Swap to be transferred to an entity with the ratings required by the relevant Rating Agency, procuring another entity with the ratings required by the relevant Rating Agency to become co-obligor in respect of its obligations under the Covered Bond Swap, or taking such other action as it may agree with the relevant Rating Agency. A failure to take such steps will allow the LLP to terminate the Covered Bond Swap.

A Covered Bond Swap Agreement may also be terminated in certain other circumstances (each referred to as a **Covered Bond Swap Early Termination Event**), including:

- at the option of any party to the Covered Bond Swap Agreement, if there is a failure by the other party to pay any amounts due under such Covered Bond Swap Agreement; and
- upon the occurrence of an insolvency of the Covered Bond Swap Provider or any guarantor, or the merger of one of the parties without an assumption of the obligations under the relevant Covered Bond Swap Agreement.

Upon the termination of a Covered Bond Swap, the LLP or the Covered Bond Swap Provider may be liable to make a termination payment to the other in accordance with the provisions of the relevant Covered Bond Swap Agreement. The amount of this termination payment will be calculated and made in Sterling.

If withholding taxes are imposed on payments made by the Covered Bond Swap Provider to the LLP under a Covered Bond Swap, the Covered Bond Swap Provider shall always be obliged to gross up those payments. If withholding taxes are imposed on payments made by the LLP to the Covered Bond Swap Provider under a Covered Bond Swap, the LLP shall not be obliged to gross up those payments.

In the event that the Covered Bonds are redeemed and/or cancelled in accordance with the Conditions, the Covered Bond Swap(s) in connection with such Covered Bonds will terminate or partially terminate, as the case may be. Any breakage costs payable by or to the LLP in connection with such termination will be taken into account in calculating:

(i) the Adjustment Required Redemption Amount for the Sale of Selected Mortgage Loans; and

(ii) the purchase price to be paid for any Covered Bonds purchased by the LLP in accordance with Condition 6(g).

The Covered Bond Swap Agreements are (or, as applicable, will be) governed by English law.

Bank Account Agreement

Pursuant to the terms of the Bank Account Agreement between the LLP, the Account Bank, the Cash Manager and the Security Trustee, the LLP will maintain with the Account Bank the account described below, which will be operated in accordance with the Cash Management Agreement, the LLP Deed and the Deed of Charge.

All amounts received from Borrowers in respect of Mortgage Loans in the Portfolio are paid into the GIC account. On each LLP Payment Date as applicable, amounts required to meet the LLP's various creditors and amounts to be distributed to the Members under the LLP Deed will be applied by the Cash Manager in accordance with the Priorities of Payments described below under Cashflows.

If the short term, unsecured, unsubordinated and unguaranteed debt obligations of the Account Bank cease to be rated A-1 by S&P, P-1 by Moody's, or F1 by Fitch then either:

- the GIC Account will be closed and all amounts standing to the credit thereof shall be transferred to accounts held with a satisfactorily rated bank; or
- the Account Bank will obtain a guarantee of its obligations under the Bank Account Agreement from a satisfactorily rated financial institution.

If the Account Bank's ratings are not at least A-1+ by S&P, P-1 by Moody's and F-1+ by Fitch then the aggregate amount standing to the credit of accounts held with the Account Bank must not exceed 20% of the Sterling Equivalent of the aggregate Outstanding Principal Amount of the Covered Bonds.

The Bank Account Agreement is governed by English law.

Stand-by Bank Account Agreement

Pursuant to the terms of a stand-by bank account agreement entered into on the Programme Date as amended and/or restated and/or supplemented from time to time between the LLP, Lloyds TSB Bank plc (the **Stand-by Account Bank**), the Cash Manager and the Security Trustee (the **Stand-by Bank Account Agreement**), the LLP will open with the Stand-by Account Bank a stand-by GIC account (the **Stand-by GIC Account**) if the LLP cannot find a replacement account bank in accordance with the terms of the Bank Account Agreement or the Account Bank cannot obtain a guarantee of its obligations, in each case if the short term, unsecured, unsubordinated and

unguaranteed debt obligations of the Account Bank fall below A-1 by S&P, P-1 by Moody's or F1 by Fitch, and the Bank Account Agreement is subsequently terminated or if the Bank Account Agreement is terminated for other reasons. The Stand-by GIC Account will be operated in accordance with the Cash Management Agreement, the LLP Deed and the Deed of Charge.

If the short term, unsecured, unsubordinated and unguaranteed debt obligations of the Standby Account Bank fall below A-1+ by S&P, P-1 by Moody's or F1+ by Fitch there will be a requirement that the Stand-by Account Bank either be replaced by, or have its obligations guaranteed by, a satisfactorily rated financial institution.

References in this Prospectus to the GIC Account include references to the Stand-by GIC Account when the Stand-by GIC Account becomes operative.

The Stand-by Bank Account Agreement is governed by English law.

Guaranteed Investment Contract

The LLP has entered into a Guaranteed Investment Contract (or **GIC**) with the GIC Provider, the Cash Manager and the Security Trustee on the Programme Date as amended and/or restated and/or supplemented from time to time, pursuant to which the GIC Provider has agreed to pay interest on the moneys standing to the credit thereof at specified rates determined in accordance with the GIC.

The Guaranteed Investment Contract is governed by English law.

Stand-by Guaranteed Investment Contract

The LLP has entered into a stand-by guaranteed investment contract with Lloyds TSB Bank plc (the **Stand-by GIC Provider**) on the Programme Date as amended and/or restated and/or supplemented from time to time (the **Stand-by Guaranteed Investment Contract**), pursuant to which the Stand-by GIC Provider has agreed to pay interest on the Standby GIC Account at specified rates determined in accordance with the Stand-by Guaranteed Investment Contract.

The Stand-by Guaranteed Investment Contract is governed by English law.

Corporate Services Agreements

The Liquidation Member has entered into a Corporate Services Agreement with, *inter alios*, Mourant & Co. Capital (SPV) Limited (as Corporate Service Provider) and Holdings has entered into a Corporate Services Agreement with, *inter alios*, Mourant & Co. Limited (as Corporate Services Provider) on the Programme Date as amended and/or restated and/or supplemented from time to time, pursuant to which the Corporate Services Providers have agreed to provide corporate services to the Liquidation Member and Holdings respectively.

The Corporate Services Agreement for Holdings is governed by Jersey law and the Corporate Services Agreement for the Liquidation Member is governed by English law.

Deed of Charge

Pursuant to the terms of the Deed of Charge entered into on the Programme Date (as amended and/or restated and/or supplemented from time to time) by the LLP, the Security Trustee and the other Secured Creditors, the secured obligations of the LLP and all other obligations of the LLP under or pursuant to the Transaction Documents to which it is a party are secured, *inter alia*, by the following security (the **Security**) over the following property, assets and rights (the **Charged Property**):

(a) a first fixed charge (which may take effect as a floating charge) over the LLP's interest in the English Mortgage Loans and their Related Security and other related rights comprised in the Portfolio;

(b) an assignment by way of first fixed charge over the rights of the LLP in and to the Insurance Policies;

(c) an assignation in security of the LLP's interest in the Scottish Mortgage Loans and their Related Security (comprising the LLP's beneficial interest under the trusts declared by the Seller pursuant to the Scottish Declarations of Trust);

(d) an assignment by way of first fixed security over all of the LLP's interests, rights and entitlements under and in respect of any Transaction Document to which it is a party;

(e) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in the LLP Accounts (including the Excess Proceeds) and any other account of the LLP and all amounts standing to the credit of the LLP Accounts and such other accounts;

(f) a first fixed charge (which may take effect as a floating charge) over the rights and benefits of the LLP in respect of all Authorised Investments and Substitution Assets purchased from time to time from amounts standing to the credit of the LLP Accounts; and

(g) a first floating charge over (i) all the assets and undertaking of the LLP governed by English law and not, from time to time, subject to any fixed charge in favour of the Security Trustee pursuant to the Deed of Charge and (ii) all the assets and undertaking of the LLP located in or governed by the law of Scotland (whether or not subject to any fixed charge as aforesaid).

In respect of the property, rights and assets referred to in paragraph (c) above, fixed security will be created over such property, rights and assets sold to the LLP after the Programme Date by means of Scottish Supplemental Charges pursuant to the Deed of Charge.

Release of Security

In the event of any sale of Mortgage Loans (including Selected Mortgage Loans) and their Related Security by the LLP pursuant to and in accordance with the Transaction Documents, the Security Trustee will (subject to the written request of the LLP), release those Mortgage Loans from the Security created by and pursuant to the Deed of Charge on the date of such sale but only if:

(i) the Security Trustee provides its prior written consent to the terms of such sale as described under – *LLP Deed – Method of Sale of Selected Mortgage Loans* above; and

(ii) in the case of the Sale of Selected Mortgage Loans, the LLP provides to the Security Trustee a certificate confirming that the Selected Mortgage Loans being sold have been selected on a random basis.

In the event of the repurchase of a Mortgage Loan and its Related Security by the Seller pursuant to and in accordance with the Transaction Documents, the Security Trustee will release that Mortgage Loan from the Security created by and pursuant to the Deed of Charge on the date of the repurchase.

Enforcement

If an LLP Acceleration Notice is served on the LLP, the Security Trustee shall be entitled to appoint a Receiver, and/or enforce the Security constituted by the Deed of Charge (including selling the Portfolio), and/or take such steps as it shall deem necessary, subject in each case to being indemnified and/or secured to its satisfaction. All proceeds received by the Security Trustee from the enforcement of the Security will be applied in accordance with the Post-Enforcement Priority of Payments described under *Cashflows*.

The Deed of Charge is governed by English law (other than the assignation in security referred to in paragraph (c) above and any Scottish Supplemental Charge granted after the Programme Date pursuant and supplemental to the Deed of Charge which will be governed by Scots law).

Credit Structure

The Covered Bonds will be direct, unsecured, unconditional obligations of the Issuer. The LLP has no obligation to pay the Guaranteed Amounts under the Covered Bond Guarantee until the occurrence of an Issuer Event of Default, service by the Bond Trustee on the Issuer of an Issuer Acceleration Notice and on the LLP of a Notice to Pay or, if earlier, following the occurrence of an LLP Event of Default, service by the Bond Trustee of an LLP Acceleration Notice. The Issuer will not be relying on payments by the LLP in respect of the Term Advances or receipt of Revenue Receipts or Principal Receipts from the Portfolio in order to pay interest or repay principal under the Covered Bonds.

There are a number of features of the Programme which enhance the likelihood of timely and, as applicable, ultimate payments to Covered Bondholders, as follows:

- the Covered Bond Guarantee provides credit support to the Issuer;
- the Asset Coverage Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds at all times;
- the Amortisation Test is intended to test the asset coverage of the LLP's assets in respect of the Covered Bonds following the occurrence of an Issuer Event of Default, service of an Issuer Acceleration Notice on the Issuer and service of a Notice to Pay on the LLP;
- a Reserve Fund will be established in the GIC Account to trap Available Revenue Receipts; and
- under the terms of the Guaranteed Investment Contract, the GIC Provider has agreed to pay a variable rate of interest on all amounts held by the LLP in the GIC Account at a rate of 0.25 per cent. per annum below LIBOR for one-month Sterling deposits or such greater amount as the LLP and the GIC Provider may agree from time to time.

Certain of these factors are considered more fully in the remainder of this section.

Guarantee

The Covered Bond Guarantee provided by the LLP under the Trust Deed guarantees payment of Guaranteed Amounts when the same become Due for Payment in respect of all Covered Bonds issued under the Programme. The Covered Bond Guarantee will not guarantee any amount becoming payable for any other reason, including any accelerated payment pursuant to Condition 9 (*Events of Default and Enforcement*) following the occurrence of an Issuer Event of Default. In this circumstance (and until an LLP Event of Default occurs and an LLP Acceleration Notice is served), the LLP's obligations will only be to pay the Guaranteed Amounts as they fall Due for Payment.

See further *Summary of the Principal Documents – Trust Deed* as regards the terms of the Covered Bond Guarantee. See further *Cashflows – Guarantee Priority of Payments* as regards the payment of amounts payable by the LLP to Covered Bondholders and other Secured Creditors following the occurrence of an Issuer Event of Default.

Asset Coverage Test

The Asset Coverage Test is intended to ensure that the LLP can meet its obligations under the Covered Bond Guarantee. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) must ensure that on each Calculation Date the Adjusted Aggregate Mortgage Loan Amount will be in an amount equal to or in excess of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. If the Asset Coverage Test is failed on any Calculation Date, and such failure is not remedied on or before the next following Calculation Date, then an Issuer Event of Default will occur. The Asset Coverage Test is a formula which adjusts the Current Balance of each Mortgage Loan in the Portfolio and has further adjustments to take account of set-off on a Borrower's current or deposit accounts held with the Seller, set-off associated with drawings made by Borrowers under Flexible Mortgage Loans and failure by the Seller, in accordance with the Mortgage Sale Agreement, to repurchase Defaulted Mortgage Loans or Mortgage Loans that do not materially comply with the Representations and Warranties on the relevant Transfer Date. See further *Summary of the Principal Mortgage Loans – LLP Deed – Asset Coverage Test*, above.

Amortisation Test

The Amortisation Test is intended to ensure that if, following an Issuer Event of Default, service of an Issuer Acceleration Notice on the Issuer and the service of a Notice to Pay on the LLP (but prior to service on the LLP of an LLP Acceleration Notice), the assets of the LLP available to meet its obligations under the Covered Bond Guarantee fall to a level where Covered Bondholders may not be repaid, an LLP Event of Default will occur and all amounts owing under the Covered Bonds may be accelerated. Under the LLP Deed, the LLP and its Members (other than the Liquidation Member) must ensure that, on each Calculation Date following an Issuer Event of Default and the service of a Notice to Pay on the LLP, the Amortisation Test Aggregate Mortgage Loan Amount will be in an amount at least equal to the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date. The Amortisation Test is a formula which adjusts the Current Balance of each Mortgage Loan in the Portfolio and has further adjustments to take account of Mortgage Loans in arrears. See further *Summary of the Principal Documents – LLP Deed – Amortisation Test*, above.

Reserve Fund

The LLP will be required to establish the Reserve Fund on the GIC Account which will be credited with Available Revenue Receipts up to an amount equal to the Reserve Fund Required Amount. The LLP will not be required to maintain the Reserve Fund following the occurrence of an Issuer Event of Default.

The Reserve Fund will be funded from Available Revenue Receipts after the LLP has paid all of its obligations in respect of items ranking higher than the Reserve Ledger in the Pre-Acceleration Revenue Priority of Payments on each LLP Payment Date.

A Reserve Ledger will be maintained by the Cash Manager to record the balance from time to time of the Reserve Fund. Following the occurrence of an Issuer Event of Default and service of a Notice to Pay on the LLP, amounts standing to the credit of the Reserve Fund will be added to certain other income of the LLP in calculating Available Revenue Receipts.

Cashflows

As described above under *Credit Structure*, until a Notice to Pay is served on the LLP, the Covered Bonds will be obligations of the Issuer only. The Issuer is liable to make payments when due on the Covered Bonds, whether or not it has received any corresponding payment from the LLP.

This section summarises the Priorities of Payments of the LLP, as to the allocation and distribution of amounts standing to the credit of the LLP Accounts and their order of priority (i) prior to an Issuer Event of Default and an LLP Event of Default, (ii) following an Issuer Event of Default (but prior to an LLP Event of Default) and (iii) following an LLP Event of Default in accordance with the LLP Deed or the Deed of Charge, as applicable.

Allocation and Distribution of Revenue Receipts prior to the service of a Notice to Pay

Prior to service of a Notice to Pay or an LLP Acceleration Notice on the LLP, Revenue Receipts will be allocated and distributed as described below.

On the Calculation Date immediately preceding each LLP Payment Date, the LLP or the Cash Manager on its behalf shall calculate the amount of Available Revenue Receipts available for distribution on the immediately following LLP Payment Date and the Reserve Fund Required Amount.

Pre-Acceleration Revenue Priority of Payments

Prior to service of a Notice to Pay or service of an LLP Acceleration Notice on the LLP, Available Revenue Receipts will be applied by or on behalf of the LLP on each LLP Payment Date (except for amounts due to third parties by the LLP under paragraph (i), which shall be paid when due) in making the following payments and provisions (the **Pre-Acceleration Revenue Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(i) *first*, in or towards satisfaction of any amounts due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere in the relevant Priorities of Payments) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay and discharge any liability of the LLP for taxes;

(ii) *second*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of:

(a) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer under the provisions of the Servicing Agreements in the immediately succeeding LLP Payment Period, together with applicable VAT (or similar taxes) thereon as provided therein;

(b) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement in the immediately succeeding LLP Payment Period, together with applicable VAT (or similar taxes) thereon as provided therein;

(c) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(d) amounts due and payable to the Corporate Services Providers pursuant to the terms of the Corporate Services Agreements together with applicable VAT (or similar taxes) thereon as provided therein; and

(e) amounts due and payable to the Asset Monitor pursuant to the terms of the Asset Monitor Agreement (other than the amounts referred to in paragraph (viii) below), together with applicable VAT (or similar taxes) thereon as provided therein;

(iii) *third*, in or towards payment *pro rata* and *pari passu* of any amount due to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement (but excluding any Excluded Swap Termination Amount)) pursuant to the terms of the Interest Rate Swap Agreement;

(iv) *fourth*, if a Servicer Event of Default has occurred, all remaining Available Revenue Receipts to be credited to the GIC Account (with a corresponding credit to the Revenue Ledger) until such Servicer Event of Default is either remedied or waived by the Security Trustee or a new servicer is appointed to service the Portfolio (or the relevant part thereof);

(v) *fifth*, in or towards a credit to the Reserve Ledger on the GIC Account of an amount up to but not exceeding the amount by which the Reserve Fund Required Amount exceeds the existing balance on the Reserve Ledger as calculated on the immediately preceding Calculation Date;

(vi) *sixth*, in or towards payment *pro rata* and *pari passu* in accordance with the respective amounts thereof, of:

(a) any amount due to the Covered Bond Swap Providers (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement (but excluding any Excluded Swap Termination Amount)) pursuant to the terms of the relevant Covered Bond Swap Agreements; and

(b) any amounts due and payable (excluding principal amounts due and payable) on each Interest Payment Date falling prior to the next following LLP Payment Date to the Issuer pursuant to the terms of the Intercompany Loan Agreement;

(vii) *seventh*, payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any Excluded Swap Termination Amounts due and payable by the LLP under the Covered Bond Swap Agreements and the Interest Rate Swap Agreement;

(viii) *eighth*, in or towards payment *pro rata* and *pari passu* in accordance with the respective amounts thereof of any indemnity amount due to the Members pursuant to the LLP Deed and any indemnity amount due to the Asset Monitor pursuant to the Asset Monitor Agreement;

(ix) *ninth*, in respect of Deferred Consideration due to the Seller for the transfer of the Mortgage Loans and their Related Security to the LLP, to pay all remaining Available Revenue Receipts (except for an amount equal to the profit to be paid to the Members in accordance with (x) below) to the Seller; and

(x) *tenth*, towards payment *pro rata* and *pari passu* to the Members of a certain sum (specified in the LLP Deed) as their profit for their respective interests as Members in the LLP.

Allocation and Distribution of Principal Receipts prior to service of a Notice to Pay

Prior to service of a Notice to Pay or an LLP Acceleration Notice on the LLP, Principal Receipts will be allocated and distributed as described below.

On each Calculation Date, the LLP or the Cash Manager on its behalf will calculate the amount of Available Principal Receipts available for distribution on the immediately following LLP Payment Date.

If an LLP Payment Date is the same as an Interest Payment Date, then the distribution of Available Principal Receipts under the Pre-Acceleration Principal Priority of Payments will be delayed until the Issuer has made scheduled interest and/or principal payments on that Interest Payment Date unless payment is made by the LLP directly to the Bond Trustee (or the Principal Paying Agent at the direction of the Bond Trustee).

Pre-Acceleration Principal Priority of Payments

Prior to service of a Notice to Pay or an LLP Acceleration Notice on the LLP, all Available Principal Receipts will be applied by or on behalf of the LLP on each LLP Payment Date in making the following payments and provisions (the **Pre-Acceleration Principal Priority of Payments**):

(i) *first*, to acquire New Mortgage Loans and their Related Security offered to the LLP by the Seller in accordance with the terms of the Mortgage Sale Agreement in an amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test, and thereafter to acquire Substitution Assets;

(ii) *second*, to deposit the remaining Principal Receipts in the GIC Account (with a corresponding credit to the Principal Ledger) in an amount sufficient to ensure that taking into account the other resources available to the LLP, the LLP is in compliance with the Asset Coverage Test;

(iii) *third*, provided that all principal amounts outstanding under a Series of Covered Bonds have been repaid in full, in or towards repayment of the corresponding Term Advance related to such Series of Covered Bonds by making the following payments:

(a) the amounts (in respect of principal) due and payable to the relevant Covered Bond Swap Provider in respect of the Term Advance to be repaid (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(b) the amounts (in respect of principal) due (or to become due in the immediately succeeding LLP Payment Period) to the Issuer in respect of the relevant Term Advance; and

(iv) *fourth*, subject to complying with the Asset Coverage Test, to make a Capital Distribution to Northern Rock by way of distribution of its equity in the LLP in accordance with the LLP Deed.

Allocation and Distribution of moneys following service of a Notice to Pay

At any time after the occurrence of an Issuer Event of Default and service of an Issuer Acceleration Notice on Northern Rock and service of a Notice to Pay on the LLP, but prior to service of an LLP Acceleration Notice on the LLP, all moneys (other than Third Party Amounts) will be applied as described below.

The LLP will create and maintain ledgers for each Series of Covered Bonds and record amounts allocated to such Series of Covered Bonds in accordance with paragraph (e) of the *Guarantee Priority of Payments* below, and such amounts, once allocated, will only be available to pay amounts due under the Covered Bond Guarantee and amounts due under the Covered Bond Swap in respect of the relevant Series of Covered Bonds on the scheduled repayment date thereof.

Guarantee Priority of Payments

On each LLP Payment Date after the service of a Notice to Pay on the LLP (but prior to the occurrence of an LLP Event of Default), the LLP or the Cash Manager on its behalf will apply moneys standing to the credit of the GIC Account to make the following payments and provisions in the following order of priority (the **Guarantee Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

(i) all amounts due and payable or to become due and payable to the Bond Trustee in the immediately succeeding LLP Payment Period under the provisions of the Trust Deed together with interest and applicable VAT (or similar taxes) thereon as provided therein;

(ii) all amounts due and payable or to become due and payable to the Security Trustee in the immediately succeeding LLP Payment Period under the provisions of the Deed of Charge together with interest and applicable VAT (or similar taxes) thereon as provided therein;

(b) *second*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Agents under the provisions of the Agency Agreement together with applicable VAT (or similar taxes) thereon as provided therein; and

(ii) any amounts then due and payable by the LLP to third parties and incurred without breach by the LLP of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere) and to provide for any such amounts expected to become due and payable by the LLP in the immediately succeeding LLP Payment Period and to pay or discharge any liability of the LLP for taxes;

(c) *third*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

(i) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer in the immediately succeeding LLP Payment Period under the provisions of the Servicing Agreement together with applicable VAT (or similar taxes) thereon as provided therein;

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager in the immediately succeeding LLP Payment Period under the provisions of the Cash Management Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(iii) amounts (if any) due and payable to the Account Bank (including costs) pursuant to the terms of the Bank Account Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(iv) amounts due and payable to the Corporate Services Providers pursuant to the Corporate Services Agreements together with applicable VAT (or similar taxes) thereon as provided therein; and

(v) amounts due and payable to the Asset Monitor (other than the amounts referred to in paragraph (j) below) pursuant to the terms of the Asset Monitor Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

(d) *fourth*, in or towards satisfaction *pro rata* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination payment due and payable by the LLP under the Interest Rate Swap Agreement but excluding any Excluded Swap Termination Amount) pursuant to the terms of the Interest Rate Swap Agreements;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

(i) the amounts due and payable to the relevant Covered Bond Swap Provider (other than in respect of principal) *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

(ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the Covered Bondholders *pro rata* and *pari passu* Scheduled Interest that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from the Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the Scheduled Interest that is Due for Payment in respect of each Series of Covered Bonds under (ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, to pay or provide for *pro rata* and *pari passu* according to the respective amounts thereof, of:

   (i) the amounts (in respect of principal) due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement but excluding any Excluded Swap Termination Amount) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

   (ii) to the Bond Trustee or (if so directed by the Bond Trustee) the Principal Paying Agent on behalf of the Covered Bondholders *pro rata* and *pari passu* Scheduled Principal that is Due for Payment (or will become Due for Payment in the immediately succeeding LLP Payment Period) under the Covered Bond Guarantee in respect of each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (f) (excluding any amounts received from the Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the Scheduled Principal that is Due for Payment in respect of the relevant Series of Covered Bonds under (ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(g) *seventh*, to deposit the remaining moneys in the GIC Account for application on the next following LLP Payment Date in accordance with the priority of payments described in paragraphs (a) to (f) (inclusive) above, until the Covered Bonds have been fully repaid or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds);

(h) *eighth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any Excluded Swap Termination Amount due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(i) *ninth*, after the Covered Bonds have been fully repaid or provided for (such that the Required Redemption Amount has been accumulated in respect of each outstanding Series of Covered Bonds), any remaining moneys will be applied in and towards repayment in full of amounts outstanding under the Intercompany Loan Agreement;

(j) *tenth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof of any indemnity amount due to the Members pursuant to the LLP Deed and certain costs, expenses and indemnity amounts due by the LLP to the Asset Monitor pursuant to the Asset Monitor Agreement; and

(k) *eleventh*, thereafter any remaining moneys will be applied in accordance with the LLP Deed.

Application of moneys received by the Security Trustee following the occurrence of an LLP Event of Default and enforcement of the Security

Under the terms of the Deed of Charge, all moneys received or recovered by the Security Trustee (or a Receiver appointed on its behalf) will be applied following the enforcement of the Security in the following order of priority (the **Post-Enforcement Priority of Payments**) (in each case only if and to the extent that payments or provisions of a higher priority have been made in full):

(a) *first*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

   (i) all amounts due and payable or to become due and payable to the Bond Trustee under the provisions of the Trust Deed together with interest and applicable VAT (or similar taxes) thereon as provided therein; and

   (ii) all amounts due and payable or to become due and payable to the Security Trustee and any Receiver appointed by the Security Trustee under the provisions of the Deed of Charge together with interest and applicable VAT (or similar taxes) thereon as provided therein;

(b) *second*, in or towards satisfaction *pro rata* according to respective amounts thereof of any remuneration then due and payable to the Agents under or pursuant to the Agency Agreement together with applicable VAT (or similar taxes) thereon as provided therein;

(c) *third*, in or towards satisfaction *pro rata* according to the respective amounts thereof of:

  (i) any remuneration then due and payable to the Servicer and any costs, charges, liabilities and expenses then due or to become due and payable to the Servicer under the provisions of the Servicing Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

  (ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the provisions of the Cash Management Agreement, together with applicable VAT (or similar taxes) thereon as provided therein;

  (iii) amounts due to the Account Bank or, as applicable, the Stand-by Account Bank (including costs) pursuant to the terms of the Bank Account Agreement or, as applicable, the Stand-by Bank Account Agreement, together with applicable VAT (or similar taxes) thereon as provided therein; and

  (iv) amounts (including costs and expenses) due to the Corporate Services Providers pursuant to the terms of the Corporate Services Agreements together with applicable VAT (or similar taxes) thereon as provided therein;

(d) *fourth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of any amounts due and payable to the Interest Rate Swap Provider (including any termination payment (but excluding any Excluded Swap Termination Amounts)) pursuant to the terms of the Interest Rate Swap Agreement;

(e) *fifth*, to pay *pro rata* and *pari passu* according to the respective amounts thereof, of:

  (i) the amounts due and payable to the relevant Covered Bond Swap Provider *pro rata* and *pari passu* in respect of each relevant Series of Covered Bonds (including any termination payment due and payable by the LLP under the relevant Covered Bond Swap Agreement (but excluding any Excluded Swap Termination Amount)) in accordance with the terms of the relevant Covered Bond Swap Agreement; and

  (ii) the amounts due and payable under the Covered Bond Guarantee, to the Bond Trustee on behalf of the Covered Bondholders *pro rata* and *pari passu* in respect of interest and principal due and payable on each Series of Covered Bonds,

provided that if the amount available for distribution under this paragraph (e) (excluding any amounts received from any Covered Bond Swap Provider) would be insufficient to pay the Sterling Equivalent of the amounts due and payable under the Covered Bond Guarantee in respect of each Series of Covered Bonds under (e)(ii) above, the shortfall shall be divided amongst all such Series of Covered Bonds on a *pro rata* basis and the amount payable by the LLP to the relevant Covered Bond Swap Provider in respect of each relevant Series of Covered Bonds under (e)(i) above shall be reduced by the amount of the shortfall applicable to the Covered Bonds in respect of which such payment is to be made;

(f) *sixth*, in or towards satisfaction *pro rata* and *pari passu* according to the respective amounts thereof, of any Excluded Swap Termination Amounts due and payable by the LLP to the relevant Swap Provider under the relevant Swap Agreement;

(g) *seventh*, after the Covered Bonds have been fully repaid, any remaining moneys shall be applied in or towards repayment in full of all amounts outstanding under the Intercompany Loan Agreement;

(h) *eighth*, towards payment of any indemnity amount due to the Members pursuant to the LLP Deed; and

(i) *ninth*, thereafter any remaining moneys shall be applied in or towards payment to the Members pursuant to the LLP Deed.

The Portfolio

The Initial Portfolio and each New Portfolio acquired by the LLP (the **Portfolio**), consisting of Mortgage Loans and their Related Security sold by the Seller to the LLP from time to time, in accordance with the terms of the Mortgage Sale Agreement, as more fully described under *Summary of the Principal Documents – Mortgage Sale Agreement*.

For the purposes hereof:

Initial Portfolio means the portfolio of Mortgage Loans and their Related Security, particulars of which are set out in the Mortgage Sale Agreement (other than any Mortgage Loans and their Related Security which have been redeemed in full prior to the First Transfer Date), and all right, title, interest and benefit of the Seller in and to:

(a) all payments of principal and interest (including, for the avoidance of doubt, all Accrued Interest, Arrears of Interest, Capitalised Expenses and Capitalised Arrears) and other sums due or to become due in respect of such Mortgage Loans and Related Security including, without limitation, the right to demand, sue for, recover and give receipts for all principal moneys, interest and costs and the right to sue on all covenants and any undertakings made or expressed to be made in favour of the Seller under the applicable Mortgage Conditions;

(b) subject where applicable to the subsisting rights of redemption of Borrowers, all Deeds of Consent, Deeds of Postponement, MHA Documentation or any collateral security for the repayment of the relevant Mortgage Loans;

(c) the right to exercise all the powers of the Seller in relation thereto;

(d) all the estate and interest in the Properties vested in the Seller;

(e) to the extent they are assignable, each Certificate of Title and Valuation Report (in each case where available) and any right of action of the Seller against any solicitor, licensed conveyancer, qualified conveyancer, valuer or other person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion given in connection with such Mortgage Loans and Related Security, or any part thereof or affecting the decision of the Seller to make or offer to make any such Mortgage Loan or part thereof;

(f) all rights, title and interests of the Seller (including, without limitation, the proceeds of all claims) to which the Seller is entitled under the Buildings Insurance Policies and the Properties in Possession Policy; and

(g) the Insurance Policies, so far as they relate to the Mortgage Loans comprised in that portfolio of Mortgage Loans and their Related Security, including the right to receive the proceeds of any claim.

New Portfolio means in each case the portfolio of New Mortgage Loans and their Related Security (other than any New Mortgage Loans and their Related Security which have been redeemed in full prior to the Transfer Date or which do not otherwise comply with the terms of the Mortgage Sale Agreement as at the Transfer Date), particulars of which are set out in the relevant New Portfolio Notice or in a document stored upon electronic media (including, but not limited to, a CD-ROM), and all right, title, interest and benefit of the Seller in and to the rights and assets set out in paragraphs (a) to (g) above.

See also the following risk factors under *Risk Factors – Risk Factors relating to the LLP – Limited description of the Portfolio – Maintenance of Portfolio and – Changes to the Lending Criteria of the Seller.*

Description of Limited Liability Partnerships

Since 6th April, 2001 it has been possible to incorporate a limited liability partnership in England, Wales and Scotland (but not Northern Ireland) under the Limited Liability Partnership Act 2000 (the **LLPA 2000**). Limited liability partnerships are legal entities that provide limited liability to the members of a limited liability partnership combined with the benefits of the flexibility afforded to partnerships and the legal personality afforded to companies.

Corporate characteristics

A limited liability partnership is more like a company than a partnership. A limited liability partnership is a body corporate with its own property and liabilities, separate from its members. Like shareholders in a limited company, the liability of the members of a limited liability partnership is limited to the amount of their capital because it is a separate legal entity and when the members decide to enter into a contract, they bind the limited liability partnership in the same way that directors bind a company. Members may be liable for their own negligence and other torts or delicts, like company directors, if they have assumed a personal duty of care and have acted in breach of that duty. Third parties can assume that members, like company directors, are authorised to act on behalf of the limited liability partnership.

The provisions of the Companies Act 1985 and the Insolvency Act 1986 have been modified by the Limited Liability Partnerships Regulations 2001 and the Limited Liability Partnerships (Scotland) Regulations 2001 so as to apply most of the insolvency and winding-up procedures for companies equally to a limited liability partnership and its members. As a distinct legal entity a limited liability partnership can grant fixed and floating security over its assets and a limited liability partnership will survive the insolvency of any of its members. An administrator or liquidator of an insolvent member would be subject to the terms of the members' agreement relating to the limited liability partnership but a liquidator of an insolvent member may not take part in the administration of the limited liability partnership or its business.

Limited liability partnerships must file annual returns and audited annual accounts at Companies House for each financial year in the same way as companies.

Partnership characteristics

A limited liability partnership retains certain characteristics of a partnership. It has no share capital and there are no capital maintenance requirements. The members are free to agree how to share profits, who is responsible for management and how decisions are made, when and how new members are appointed and the circumstances in which its members retire. The members' agreement is a private document and there is no obligation to file it at Companies House.

Taxation

Limited liability partnerships are tax transparent except in the case of value added tax (in respect of which a limited liability partnership can register for VAT in its own name) and in certain winding-up proceedings. As such, the members of a limited liability partnership, and not the limited liability partnership itself, are taxed in relation to the business of the limited liability partnership in broadly the same way that the members of a partnership are taxed in relation to the business of that partnership.

Book-Entry Clearance Systems

The information set out below is subject to any change in or reinterpretation of the rules, regulations and procedures of the Clearing Systems currently in effect. The information in this section concerning the Clearing Systems has been obtained from sources that the Issuer and the LLP believe to be reliable, but none of the Issuer, the LLP, the Bond Trustee nor any Dealer takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the Clearing Systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant Clearing System. None of the Issuer, the LLP nor any other party to the Agency Agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Covered Bonds held through the facilities of any Clearing System or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Book-entry Systems

DTC

DTC has advised the Issuer that it is a limited purpose trust company organised under the New York Banking Law, a "banking organisation" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC holds and provides asset servicing for securities that its participants (**Direct Participants**) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerised book-entry transfers and pledges between Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (**DTCC**). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC System is also available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (**Indirect Participants**). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of DTC Covered Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the DTC Covered Bonds on DTC's records. The ownership interest of each actual purchaser of each Covered Bond (**Beneficial Owner**) is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the DTC Covered Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in DTC Covered Bonds, except in the event that use of the book-entry system for the DTC Covered Bonds is discontinued.

To facilitate subsequent transfers, all DTC Covered Bonds deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other nominee as may be requested by an authorised representative of DTC. The deposit of DTC Covered Bonds with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the DTC Covered Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such DTC Covered Bonds are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the DTC Covered Bonds within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to DTC Covered Bonds unless authorised by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the DTC Covered Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the DTC Covered Bonds will be made to Cede & Co., or such other nominee as may be requested by an authorised representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from the Issuer or the Principal Paying Agent, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC or its nominee, the Principal Paying Agent or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorised representative of DTC) is the responsibility of Issuer or Agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Under certain circumstances, DTC will exchange the DTC Covered Bonds for Registered Definitive Covered Bonds, which it will distribute to its Participants in accordance with their proportionate entitlements and which, if representing interests in a Rule 144A Global Covered Bond, will be legended as set forth under *Subscription and Sale and Transfer and Selling Restrictions*.

Since DTC may only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, any Beneficial Owner desiring to pledge DTC Covered Bonds to persons or entities that do not participate in DTC, or otherwise take actions with respect to such DTC Covered Bonds, will be required to withdraw its Registered Covered Bonds from DTC as described below.

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Book-entry Ownership of and Payments in respect of DTC Covered Bonds

The Issuer may apply to DTC in order to have any Tranche of Covered Bonds represented by a Registered Global Covered Bond accepted in its book-entry settlement system. Upon the issue of any such Registered Global Covered Bond, DTC or its custodian will credit, on its internal

book-entry system, the respective nominal amounts of the individual beneficial interests represented by such Registered Global Covered Bond to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the relevant Dealer. Ownership of beneficial interests in such a Registered Global Covered Bond will be limited to Direct Participants or Indirect Participants, including, in the case of any Regulation S Global Covered Bond, the respective depositaries of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in a Registered Global Covered Bond accepted by DTC will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to the interests of Direct Participants) and the records of Direct Participants (with respect to interests of Indirect Participants).

Payments in U.S. dollars of principal and interest in respect of a Registered Global Covered Bond accepted by DTC will be made to the order of DTC or its nominee as the registered holder of such Covered Bond. In the case of any payment in a currency other than U.S. dollars, payment will be made to the Exchange Agent on behalf of DTC or its nominee and the Exchange Agent will (in accordance with instructions received by it) remit all or a portion of such payment for credit directly to the beneficial holders of interests in the Registered Global Covered Bond in the currency in which such payment was made and/or cause all or a portion of such payment to be converted into U.S. dollars and credited to the applicable Participants' account.

The Issuer expects DTC to credit accounts of Direct Participants on the applicable payment date in accordance with their respective holdings as shown in the records of DTC unless DTC has reason to believe that it will not receive payment on such payment date. The Issuer also expects that payments by Participants to beneficial owners of Covered Bonds will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers, and will be the responsibility of such Participant and not the responsibility of DTC, the Bond Trustee, the Security Trustee, the Principal Paying Agent, the Registrar or the Issuer. Payment of principal, premium, if any, and interest, if any, on Covered Bonds to DTC is the responsibility of the Issuer.

Transfers of Covered Bonds Represented by Registered Global Covered Bonds

Transfers of any interests in Covered Bonds represented by a Registered Global Covered Bond within DTC, Euroclear and Clearstream, Luxembourg will be effected in accordance with the customary rules and operating procedures of the relevant clearing system. The laws in some States within the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Covered Bonds represented by a Registered Global Covered Bond to such persons may depend upon the ability to exchange such Covered Bonds for Covered Bonds in definitive form. Similarly, because DTC can only act on behalf of Direct Participants in the DTC system who in turn act on behalf of Indirect Participants, the ability of a person having an interest in Covered Bonds represented by a Registered Global Covered Bond accepted by DTC to pledge such Covered Bonds to persons or entities that do not participate in the DTC system or otherwise to take action in respect of such Covered Bonds may depend upon the ability to exchange such Covered Bonds for Covered Bonds in definitive form. The ability of any holder of Covered Bonds represented by a Registered Global Covered Bond accepted by DTC to resell, pledge or otherwise transfer such Covered Bonds may be impaired if the proposed transferee of such Covered Bonds is not eligible to hold such Covered Bonds through a direct or indirect participant in the DTC system.

Subject to compliance with the transfer restrictions applicable to the Registered Covered Bonds described under *Subscription and Sale and Transfer and Selling Restrictions*, cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected by the relevant clearing system in accordance with its rules and through action taken by the Registrar, the Principal Paying Agent and any custodian (**Custodian**) with whom the relevant Registered Global Covered Bonds have been deposited.

On or after the Issue Date for any Series, transfers of Covered Bonds of such Series between accountholders in Clearstream, Luxembourg and Euroclear and transfers of Covered Bonds of such Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Clearstream, Luxembourg and Euroclear, on the other, transfers of interests in the relevant Registered Global Covered Bonds will be effected through the Registrar, the Principal Paying Agent and the Custodian receiving instructions (and, where appropriate, certification) from the transferor and arranging for delivery of the interests being transferred to the credit of the designated account for the transferee. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

DTC, Clearstream, Luxembourg and Euroclear have each published rules and operating procedures designed to facilitate transfers of beneficial interests in Registered Global Covered Bonds among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or changed at any time. None of the Bond Trustee, the Security Trustee, the Issuer, the LLP, the Agents or any Dealer will be responsible for any performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations and none of them will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the Covered Bonds represented by Registered Global Covered Bonds or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Taxation

UK Taxation

The following is a general description of certain UK tax considerations relating to the Covered Bonds based on the Issuer's understanding of current law and practice in the UK. It does not purport to be a complete analysis of all tax considerations relating to the Covered Bonds. It only applies to the position of persons who are the absolute beneficial owners of Covered Bonds and may not apply to certain classes of persons such as dealers. Prospective purchasers of Covered Bonds who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should consult their own professional tax advisers. This summary is based upon the law as in effect on the date of this Prospectus and is subject to any change in law that may take effect after such date.

Payment of Interest by the Issuer on the Covered Bonds

The Issuer, provided that it continues to be a bank within the meaning of section 840A of ICTA, and provided that the interest on the Covered Bonds is paid in the ordinary course of its business within the meaning of section 349 of ICTA, will be entitled to make payment of interest without withholding or deduction for or on account of UK income tax.

Interest on the Covered Bonds may also be paid without withholding or deduction for or on account of UK tax where the Covered Bonds are listed on a "recognised stock exchange", as defined in section 841 of ICTA. (The London Stock Exchange is a recognised stock exchange and under HM Revenue and Customs published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the UK Listing Authority and admitted to trading by the London Stock Exchange).

Interest on the Covered Bonds may also be paid without withholding or deduction on account of UK tax where interest on the Covered Bonds is paid to a person who belongs in the UK for UK tax purposes and, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Covered Bonds is paid reasonably believes) that the beneficial owner is within the charge to UK corporation tax as regards the payment of interest; provided that HM Revenue and Customs has not given a direction (in circumstances where it has reasonable grounds to believe that the above exemption is not available in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

Interest on the Covered Bonds may also be paid without withholding or deduction on account of UK tax where the maturity of the Covered Bonds is less than 365 days.

In other cases, an amount must generally be withheld from payments of interest on the Covered Bonds on account of UK income tax at the lower rate (currently 20 per cent.). However, where an applicable double tax treaty provides for a lower rate of withholding tax (or for no tax to be withheld) in relation to interest paid to a Covered Bondholder, HM Revenue and Customs can issue a notice to the Issuer to pay interest to the Covered Bondholder without deduction of tax (or for interest to be paid with tax deducted at the rate provided for in the relevant double tax treaty).

Covered Bondholders may wish to note that, in certain circumstances, HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the UK who either pays or credits interest to or receives interest for the benefit of a Covered Bondholder and regardless of whether tax is required to be withheld or deducted from such interest. Amounts payable on the redemption of Covered Bonds which are deeply discounted securities as defined in the legislation are also treated as interest for these purposes. Previously, HM Revenue and Customs published practice was that it would not exercise its power to require this information in respect of amounts payable on the redemption of deeply discounted securities where such amounts were paid on or before 5 April 2006. HM Revenue and Customs has indicated informally that it will continue to apply this concession beyond 5 April 2006 but has not provided details as to when the concession will cease to apply. Any information obtained may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of the jurisdiction in which the Covered Bondholder is resident for tax purposes.

Payments by the LLP

If the LLP makes any payment in respect of interest on the Covered Bonds (or any other amounts due under the Covered Bonds other than the repayment of amounts subscribed for under

the Covered Bonds) such payment may (unless the Covered Bonds in question have a maturity of less than 365 days) be subject to UK withholding tax, whether or not the Covered Bonds are listed on a "recognised stock exchange" within the meaning of section 841 of ICTA. If payments by the LLP are subject to any withholding or deduction for or on account of tax, the LLP will not be required to pay any additional amounts.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1 July 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

The attention of Covered Bondholders is drawn to Condition 7(d).

Subscription and Sale and Transfer and Selling Restrictions

The Dealers have, in a programme agreement (as the same may be amended and/or supplemented and/or restated from time to time, the **Programme Agreement**) dated 30 April 2004 (as amended and restated on 9 November 2005 and 27 September 2006) agreed with the Issuer and the LLP a basis upon which such Dealers or any of them may from time to time agree to purchase Covered Bonds. Any such agreement for any particular purchase by a Dealer will extend to those matters stated under Form of the Covered Bonds and Terms and Conditions of the Covered Bonds above. The Issuer may pay the Dealers commission from time to time in connection with the sale of any Covered Bonds. In the Programme Agreement, the Issuer has agreed to reimburse and indemnify the Dealers for certain of their expenses and liabilities in connection with the establishment and any future updates of the Programme and the issue of Covered Bonds under the Programme. The Dealers are entitled to be released and discharged from their obligations in relation to any agreement to issue and purchase Covered Bonds under the Programme Agreement in certain circumstances prior to payment to the Issuer.

Transfer Restrictions

As a result of the following restrictions, purchasers of Covered Bonds in the United States are advised to consult legal counsel prior to making any purchase, offer, sale, resale or other transfer of such Covered Bonds.

Each purchaser of Registered Covered Bonds (other than a person purchasing an interest in a Registered Global Covered Bond with a view to holding it in the form of an interest in the same Global Covered Bond) or person wishing to transfer an interest from one Registered Global Covered Bond to another or from global to definitive form or vice versa, will be required to acknowledge, represent and agree as follows (terms used in this paragraph that are defined in Rule 144A or in Regulation S are used herein as defined therein):

(i) that either: (a) it is a QIB, purchasing (or holding) the Covered Bonds for its own account or for the account of one or more QIBs and it is aware that any sale to it is being made in reliance on Rule 144A, (b) it is an Institutional Accredited Investor which has delivered an IAI Investment Letter or (c) it is outside the United States and is not a U.S. person;

(ii) that the Covered Bonds are being offered and sold in a transaction not involving a public offering in the United States within the meaning of the Securities Act, and that the Covered Bonds and the Covered Bond Guarantee have not been and will not be registered under the Securities Act or any applicable U.S. State securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below;

(iii) that, unless it holds an interest in a Regulation S Global Covered Bond and either is a person located outside the United States or is not a U.S. person, if in the future it decides to resell, pledge or otherwise transfer the Covered Bonds or any beneficial interests in the Covered Bonds, it will do so, prior to the date which is two years after the later of the last Issue Date for the Series and the last date on which the Issuer or an affiliate of the Issuer was the owner of such Covered Bonds, only (a) to the Issuer or any affiliate thereof, (b) inside the United States to a person whom the seller reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (c) outside the United States in compliance with Rule 903 or Rule 904 under the Securities Act, (d) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (e) pursuant to an effective registration statement under the Securities Act, in each case in accordance with all applicable U.S. State securities laws;

(iv) it will, and will require each subsequent holder to, notify any purchaser of the Covered Bonds from it of the resale restrictions referred to in paragraph (iii) above, if then applicable;

(v) that Covered Bonds initially offered in the United States to QIBs will be represented by one or more Rule 144A Global Covered Bonds, that Covered Bonds offered to Institutional Accredited Investors will be in the form of Definitive IAI Registered Covered Bonds and that Covered Bonds offered outside the United States in reliance on Regulation S will be represented by one or more Regulation S Global Covered Bonds;

(vi) that the Covered Bonds, other than the Regulation S Global Covered Bonds, will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE **SECURITIES ACT**), OR ANY OTHER APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (A) REPRESENTS THAT (1) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING THE SECURITIES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ONE OR MORE QUALIFIED INSTITUTIONAL BUYERS OR (2) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT) (AN **INSTITUTIONAL ACCREDITED INVESTOR**); (B) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITIES EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT IN RESPECT OF THIS SECURITY (THE **AGENCY AGREEMENT**) AND, PRIOR TO THE DATE WHICH IS TWO YEARS AFTER THE LATER OF THE LAST ISSUE DATE FOR THE SERIES AND THE LAST DATE ON WHICH THE ISSUER OR AN AFFILIATE OF THE ISSUER WAS THE OWNER OF SUCH SECURITIES OTHER THAN (1) TO THE ISSUER OR ANY AFFILIATE THEREOF, (2) INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (4) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY OTHER JURISDICTION; AND (C) IT AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

THIS SECURITY AND RELATED DOCUMENTATION (INCLUDING, WITHOUT LIMITATION, THE AGENCY AGREEMENT REFERRED TO HEREIN) MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WITHOUT THE CONSENT OF, BUT UPON NOTICE TO, THE HOLDERS OF SUCH SECURITIES SENT TO THEIR REGISTERED ADDRESSES, TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO RESALES OR OTHER TRANSFERS OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS SECURITY SHALL BE DEEMED, BY ITS ACCEPTANCE OR PURCHASE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT (EACH OF WHICH SHALL BE CONCLUSIVE AND BINDING ON THE HOLDER HEREOF AND ALL FUTURE HOLDERS OF THIS SECURITY AND ANY SECURITIES ISSUED IN EXCHANGE OR SUBSTITUTION THEREFOR, WHETHER OR NOT ANY NOTATION THEREOF IS MADE HEREON).";

(vii) if it is outside the United States and is not a U.S. person, that if it should resell or otherwise transfer the Covered Bonds prior to the expiration of the distribution compliance period (defined as 40 days after the completion of the distribution of the Tranche of Covered Bonds of which such Covered Bonds are a part, as determined and certified by the relevant Dealer, in the case of a non-syndicated issue, or the Lead Manager, in the case of a syndicated issue), it will do so only (a)(i) outside the United States in compliance with Rule 903 or 904 under the Securities Act or (ii) to a QIB in

compliance with Rule 144A and (b) in accordance with all applicable U.S. State securities laws; and it acknowledges that the Regulation S Global Covered Bonds will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE **SECURITIES ACT**), OR ANY APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT IN RESPECT OF THIS SECURITY (THE **AGENCY AGREEMENT**) AND PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT. UNTIL THE EXPIRY OF THE PERIOD OF 40 DAYS AFTER THE COMPLETION OF THE DISTRIBUTION OF ALL THE COVERED BONDS OF THE TRANCHE OF WHICH THIS COVERED BOND FORMS PART, SALES MAY NOT BE MADE IN THE UNITED STATES OR TO U.S. PERSONS UNLESS MADE (I) PURSUANT TO RULE 903 OR 904 OR REGULATION S UNDER THE SECURITIES ACT OR (II) TO QUALIFIED INSTITUTIONAL BUYERS AS DEFINED IN, AND IN TRANSACTIONS PURSUANT TO, RULE 144A UNDER THE SECURITIES ACT."; and

(viii) that the Issuer and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of such acknowledgements, representations or agreements made by it are no longer accurate, it shall promptly notify the Issuer; and if it is acquiring any Covered Bonds as a fiduciary or agent for one or more accounts it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Institutional Accredited Investors who purchase Registered Covered Bonds in definitive form offered and sold in the United States in reliance upon the exemption from registration provided by Regulation D of the Securities Act are required to execute and deliver to the Registrar an IAI Investment Letter. Upon execution and delivery of an IAI Investment Letter by an Institutional Accredited Investor, Covered Bonds will be issued in definitive registered form, see *Form of the Covered Bonds*.

The IAI Investment Letter will state, among other things, the following:

(i) that the Institutional Accredited Investor has received a copy of the Prospectus and such other information as it deems necessary in order to make its investment decision;

(ii) that the Institutional Accredited Investor understands that any subsequent transfer of the Covered Bonds is subject to certain restrictions and conditions set forth in the Prospectus and the Covered Bonds (including those set out above) and that it agrees to be bound by, and not to resell, pledge or otherwise transfer the Covered Bonds except in compliance with, such restrictions and conditions and the Securities Act;

(iii) that, in the normal course of its business, the Institutional Accredited Investor invests in or purchases securities similar to the Covered Bonds;

(iv) that the Institutional Accredited Investor is an institution that is an accredited investor within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Covered Bonds, and it and any accounts for which it is acting are each able to bear the economic risk of its or any such accounts' investment for an indefinite period of time;

(v) that the Institutional Accredited Investor is acquiring the Covered Bonds purchased by it for its own account or for one or more accounts (each of which is an Institutional Accredited Investor) as to each of which it exercises sole investment discretion and not with a view to any distribution of the Covered Bonds, subject, nevertheless, to the understanding that the disposition of its property shall at all times be and remain within its control; and

(vi) that, in the event that the Institutional Accredited Investor purchases Covered Bonds, it will acquire Covered Bonds having a minimum purchase price of at least U.S.$500,000 (or the approximate equivalent in another Specified Currency).

No sale of Legended Covered Bonds in the United States to any one purchaser will be for less than U.S.$100,000 (or the approximate equivalent in another Specified Currency) principal amount or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or the approximate equivalent in another Specified Currency) principal amount and no Legended Covered Bond will be issued in connection with such a sale in a smaller principal amount. If the purchaser is a non-bank fiduciary acting on behalf of others, each person for whom it is acting must purchase at least U.S.$100,000 (or the approximate equivalent in another Specified Currency) or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or the approximate equivalent in another Specified Currency) principal amount of Registered Covered Bonds.

Dealers may arrange for the resale of Covered Bonds to QIBs pursuant to Rule 144A and each such purchaser of Covered Bonds is hereby notified that the Dealers may be relying on the exemption from the registration requirements of the Securities Act provided by Rule 144A. The minimum aggregate principal amount of Covered Bonds which may be purchased by a QIB pursuant to Rule 144A is U.S.$100,000 (or the approximate equivalent in another Specified Currency.

Selling Restrictions

United States

The Covered Bonds and the Covered Bond Guarantee have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from, or in transactions not subject to, the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Covered Bonds in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder.

In connection with any Covered Bonds which are offered or sold outside the United States in reliance on Regulation S (**Regulation S Covered Bonds**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver such Regulations S Covered Bonds (i) as part of its distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Tranche of Covered Bonds of which such Covered Bonds are a part, as determined and certified by the relevant Dealer, in the case of a non-syndicated issue, or the Lead Manager, in the case of a syndicated issue, and except in either case in accordance with Regulation S under the Securities Act. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Regulation S Covered Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Regulation S Covered Bonds within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of a Tranche of Covered Bonds, an offer or sale of such Covered Bonds within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Dealers may arrange for the resale of Covered Bonds to QIBs pursuant to Rule 144A and each such purchaser of Covered Bonds is hereby notified that the Dealers may be relying on the exemption from the registration requirements of the Securities Act provided by Rule 144A. The minimum aggregate principal amount of Covered Bonds which may be purchased by a QIB pursuant to Rule 144A is U.S.$100,000 (or the approximate equivalent in another Specified Currency).

Each issuance of Index Linked Covered Bonds or Dual Currency Covered Bonds shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer(s) may agree as a term of the issuance and purchase of such Covered Bonds, which additional selling restrictions shall be set out in the applicable Final Terms.

Japan

The Covered Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the **Securities and Exchange Law**) and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Covered Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Covered Bonds to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Covered Bonds to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Covered Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offer of Covered Bonds to the public" in relation to any Covered Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Covered Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Covered Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/-71/-EC and includes any relevant implementing measure in each Relevant Member State.

UK

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Covered Bonds in circumstances in which section 21(1) of the FSMA does not apply to the LLP or, in the case of the Issuer, would not, if the Issuer was not an authorised person, apply to the Issuer; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Covered Bonds in, from or otherwise involving the UK.

Republic of Italy

The offering of the Covered Bonds has not been cleared by CONSOB (the Italian securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Covered Bonds may be offered, sold or delivered, nor may copies of the Prospectus or of any other document relating to the Covered Bonds be distributed in the Republic of Italy, except:

(i) to professional investors ("*operatori qualificati*"), as defined in Article 31, second paragraph, of CONSOB Regulation no. 11522 of 1 July 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the **Financial Services Act**) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any offer, sale or delivery of the Covered Bonds or distribution of copies of the Prospectus or any other document relating to the Covered Bonds in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and legislative Decree No. 385 of 1 September 1993 (the **Banking Act**), as amended;

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, *inter alia*, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(c) in accordance with any other applicable laws and regulations.

Germany

Each dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to agree, that it shall only offer Covered Bonds in the Federal Republic in compliance with the provisions of the German Securities Sales Prospectus Act (*WertpapierProspektgestz*) of 22 June 2005, or any other laws applicable in the Federal Republic of Germany governing the offer and sale of securities. Each Manager has also agreed that it shall not offer or sell the Notes in the Federal Republic in Germany in a manner which could result in the Issuer being subject to any licence requirement under the German Banking Act (*Kreditwesengesetz*).

France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that: (i) it has only made and will only make an offer of Covered Bonds to the public (*appel public à l'épargne*) in France in the period beginning (A) when a prospectus in relation to those Covered Bonds has been approved by the *Autorité des marchés financiers* (**AMF**), on the date of such publication or, (B) when a prospectus has been approved by the competent authority of another Member State of the European Economic Area which has implemented the EU Prospectus Directive 2003/71/EC, on the date of notification of such approval to the AMF, and ending at the latest on the date which is 12 months after the date of the approval of the Prospectus all in accordance with articles L.412-1 and L.621-8 of the French Code *monétaire et financier* and the *Règlement général* of the AMF; and (ii) it has not offered or sold and will not offer or sell, directly or indirectly, Covered Bonds to the public in France, and it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Prospectus, the relevant Final Terms or any other offering material relating to the Covered Bonds, and such offers, sales and distributions have been and shall only be made in France to (A) providers of investment services relating to portfolio management for the account of third parties, and/or (B) qualified investors (*investisseurs qualifiés*) all as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French Code *monétaire et financier*.

The Netherlands

The Managers have represented and agreed that they have not and will not, directly or indirectly, offer or sell any Covered Bonds (including rights representing an interest in a Global Covered Bond) to individuals or legal entities who or which are established, domiciled or have their residence in The Netherlands (**Dutch Residents**) other than to the following entities (hereinafter referred to as **Professional Market Parties** or **PMPs**) provided they acquire the Covered Bonds for their own account and trade or invest in securities in the conduct of a business or profession:

(a) anyone who is subject to supervision of the Dutch Central Bank, the Dutch Authority for the Financial Markets or a supervisory authority from another member state and who is authorised to be active on the financial markets;

(b) anyone who otherwise performs a regulated activity on the financial markets;

(c) the State of the Netherlands, the Dutch Central Bank, a central government body, a central bank, Dutch regional and local governments and comparable foreign decentralised government bodies, international treaty organisations and supranational organisations;

(d) a company or entity which, according to its last annual (consolidated) accounts, meets at least two of the following three criteria: an average number of employees during the financial year of at least 250, a total balance sheet of at least EUR 43,000,000 and an annual net turnover of at least EUR 50,000,000;

(e) a company or entity with its statutory seat in the Netherlands other than a company as referred to in (d) above, which has requested the Dutch Authority for the Financial Markets to be treated as a professional market party;

(f) a natural person, living in the Netherlands, who has requested the Dutch Authority for the Financial Markets to be treated as a professional market party, and who meets at least two of the following three criteria: the person has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten per quarter over the previous four quarters; the size of the securities portfolio is at least EUR 500,000 and the person works or has worked for at least one year in the financial sector in a professional position which requires knowledge of securities investment;

(g) a company or entity whose only purpose is investing in securities;

(h) a company or entity whose purpose is to acquire assets and issue asset backed securities;

(i) an enterprises or entity with total assets of at least €500,000,000 (or the equivalent thereof in another currency) as per the balance sheet as of the year end preceding the obtaining of the repayable funds;

(j) an enterprise, entity or individual with net assets of at least €10,000,000 (or the equivalent thereof in another currency) as of the year end preceding the obtaining of the repayable funds who has been active in the financial markets on average twice a month over a period of at least two consecutive years preceding the obtaining of the repayable funds;

(k) a subsidiary of any of the persons or entities referred to under (a)- (h) above, provided such subsidiaries are subject to consolidated supervision; and

(l) an enterprise or entity which has a rating from a rating agency that, in the opinion of the Dutch Central Bank, has sufficient expertise, or which issues securities that have a rating from a rating agency that, in the opinion of the Dutch Central Bank, has sufficient expertise.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Covered Bonds or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Covered Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or

deliveries and none of the Issuer, the LLP, the Bond Trustee, the Security Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the LLP, the Bond Trustee, the Security Trustee or any of the Dealers represents that Covered Bonds may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer(s) will be required to comply with such other restrictions as the Issuer and the relevant Dealer(s) shall agree as a term of issue and purchase as indicated in the applicable Final Terms.

General Information

Authorisation

The establishment of the Programme and the issue of Covered Bonds have been duly authorised by resolutions of the board of directors of the Issuer dated 8 December 2003 and 27 April 2004 and a resolution of a committee of the board of directors of the Issuer dated 28 April 2004 and the giving of the Covered Bond Guarantee has been duly authorised by a resolution of a committee of the board of directors of Northern Rock in its capacity as Member of the LLP dated 28 April 2004.

Listing of Covered Bonds

Upon admission of Covered Bonds to the Official List, the listing of such Covered Bonds will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Covered Bonds which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a Temporary Global Covered Bond, a Permanent Global Covered Bond, a Regulation S Global Covered Bond, a Rule 144A Global Covered Bond or a Definitive IAI Registered Covered Bond, as the case may be, initially representing the Covered Bonds of such Tranche. The listing of the Programme in respect of Covered Bonds is expected to be granted on or about 27 September 2006.

Issue Price

The issue price and amount of the Covered Bonds of any Tranche to be issued will be determined at the time of the offering of such Tranche in accordance with then prevailing market conditions.

Documents Available

For the period of 12 months from the date of this Prospectus, copies of the following documents will, when published, be available to Covered Bondholders during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the registered office of the Issuer and from the specified office in London of the Agent:

(i) the Memorandum and Articles of Association of the Issuer and the constitutive documents of the LLP;

(ii) the consolidated audited financial statements of the Issuer in respect of the financial periods ended 31 December 2004 and 2005. The Issuer currently prepares audited accounts on an annual basis;

(iii) the most recently published audited annual financial statements of the Issuer and the LLP and the most recently published consolidated unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares unaudited consolidated and non-consolidated interim accounts on a semi-annual basis. The LLP will prepare unaudited non-consolidated accounts on an annual basis;

(iv) the forms of the Global Covered Bonds, the Definitive Covered Bonds, the Receipts, the Coupons and the Talons;

(v) a copy of this Prospectus;

(vi) any future offering circulars, prospectuses, information memoranda and supplements including Final Terms (save that a Final Terms relating to an unlisted Covered Bond will be available for inspection only by the relevant Dealer or Dealers specified in such Final Terms or, upon proof satisfactory to the Principal Paying Agent or the Registrar, as the case may be, as to the identity of the holder of any Covered Bond to which such Final Terms relates) to this Prospectus and any other documents incorporated herein or therein by reference; and

(vii) each Transaction Document.

In addition, copies of this Prospectus, any supplementary prospectus, any documents incorporated by reference and each Final Terms relating to Notes which are admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market will also be available for

inspection on the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/engb/pricesnews/marketnews/.

Clearing Systems

The Bearer Covered Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Bearer Covered Bonds allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. In addition, the Issuer may make an application for any Registered Covered Bonds to be accepted for trading in book-entry form by DTC. The CUSIP and/or CINS numbers for each Tranche of Registered Covered Bonds, together with the relevant ISIN and Common Code, will be specified in the applicable Final Terms. If the Covered Bonds are to clear through an additional or alternative clearing system, the appropriate information will be specified in the applicable Final Terms.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer since 30 June 2006, being the date of the interim financial statements of the Issuer, or of the Group since 30 June 2006 being the date of the interim financial statements of the Group or of the LLP since 30 June 2006, being the date of the interim financial statements of the LLP, and there has been no material adverse change in the financial position or prospects of the Group since 30 June 2006 or of the LLP since 30 June 2006.

Litigation

Neither the Issuer nor its consolidated subsidiaries nor the LLP is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer or the LLP is aware) which may have or have had in the 12 months prior to the date hereof, a significant effect on the financial position of the Group or the LLP.

Auditors

The auditors of the Issuer are PricewaterhouseCoopers LLP, chartered accountants and registered auditors, who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in the UK for each of the financial years ended on 31 December 2004 and 31 December 2005. The auditors of the Issuer have no material interest in the Issuer.

The auditors of the LLP are PricewaterhouseCoopers LLP, chartered accountants and registered auditors. The LLP has prepared financial statements for the period ending 31 December 2005 and will thereafter prepare financial statements annually for periods ending on 31 December. The auditors of the LLP have no material interest in the LLP.

The address of Pricewaterhouse Coopers LLP, chartered accountants, is 89 Sandyford Road, Newcastle upon Tyne NE99 1PL.

Reports

The Trust Deed provides that the Bond Trustee may rely on reports or other information from professional advisers or other experts in accordance with the provisions of the Trust Deed, whether or not any such report or other information, or engagement letter or other document entered into by the Bond Trustee and the relevant person in connection therewith, contains any monetary or other limit on the liability of the relevant person.

Post-issuance information

The Issuer provides quarterly Investor Reports which are available online from the Issuer's website, detailing, *inter alia*, compliance with the Asset Coverage Test.

Glossary

€, Euro or euro	The lawful currency for the time being of the member states of the European Union that have adopted or may adopt the single currency in accordance with the treaty establishing the European Community (signed in Rome **on 25 March 1957), as amended by the treaty on European Union**
£ and Sterling	The lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland
$ and U.S. Dollars	The lawful currency for the time being of the United States of America
¥, Yen and JPY	Japanese Yen
1999 Regulations	Unfair Terms in Consumer Contracts Regulations 1999, as amended
Account Bank	Northern Rock
Accrual Period	The relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date
Accrued Interest	In respect of a Mortgage Loan as at any date the aggregate of all interest accrued but not yet due and payable on the Mortgage Loan from (and including) the Monthly Payment Date immediately preceding the relevant date to (but excluding) the relevant date
Additional Mortgage Loan Advance	A further drawing (including, but not limited to, Further Advances, Re-draws and Further Draws) in respect of Mortgage Loans sold by the Seller to the LLP
Adjusted Aggregate Mortgage Loan Amount	The meaning given on page 108
Adjusted Required Redemption Amount	The Sterling Equivalent of the Required Redemption Amount, plus or minus the Sterling Equivalent of any swap termination amounts payable to or by the LLP in respect of the relevant Series of Covered Bonds less (where applicable) amounts standing to the credit of the GIC Account and the Sterling Equivalent of the principal balance of any Authorised Investments (excluding all amounts to be applied on the next following LLP Payment Date to repay higher ranking amounts in the Guarantee Priority of Payments and those amounts that are required to repay any Series of Covered Bonds which mature prior to or on the same date as the relevant Series of Covered Bonds) plus or minus any swap termination amounts payable to or by the LLP under the Interest Rate Swap Agreement
Agency Agreement	The agency agreement (as amended and/or supplemented and/or restated from time to time) dated the Programme Date and made between the Issuer, the LLP, the Bond Trustee, the Principal Paying Agent and the other Paying Agents, the Exchange Agent, the Registrar and the Transfer Agents
Agent	Each of the Paying Agents, the Registrar, the Exchange Agent and the Transfer Agent
Amortisation Test	The test as to whether the Amortisation Test Aggregate Mortgage Loan Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date

Amortisation Test Aggregate Mortgage Loan Amount	The meaning given on page 110
Amortisation Test Current Balance	The meaning given on page 110
Amortised Face Amount	The meaning given on page 74
Arrangers	Barclays Bank PLC and HSBC plc
Arrears Adjusted Current Balance	The meaning given on page 108
Arrears of Interest	As at any date in respect of any Mortgage Loan, interest (other than Capitalised Interest or Accrued Interest) on that Mortgage Loan which is currently due and payable and unpaid on that date
Asset Coverage Test	The test as to whether the Adjusted Aggregate Mortgage Loan Amount is at least equal to the Sterling Equivalent of the aggregate Principal Amount Outstanding of the Covered Bonds as calculated on the relevant Calculation Date
Asset Monitor	A reputable institution appointed as such under the Asset Monitor Agreement
Asset Monitor Agreement	The asset monitor agreement entered into on the Programme Date between the Asset Monitor, the LLP, the Cash Manager, the Issuer, the Bond Trustee and the Security Trustee
Asset Monitor Report	The results of the tests conducted by the Asset Monitor in accordance with the Asset Monitor Agreement to be delivered to the Cash Manager, the LLP, the Issuer, the Bond Trustee and the Security Trustee
Asset Percentage	The meaning given on page 110
Authorised Investments	Sterling gilt-edged securities and Sterling demand or time deposits, certificates of deposit and short-term debt obligations (including commercial paper) provided that in all cases such investments have a remaining maturity date of 30 days or less and mature on or before the next following LLP Payment Date and the short-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised person under the FSMA) are rated at least A- 1+ by Standard & Poor's, P-1 by Moody's and F1+ by Fitch or their equivalents by three other internationally recognised rating agencies and Covered Bonds (provided that they are immediately surrendered to the Paying Agent and/or the Registrar for cancellation in accordance with Condition 6(h))
Authorised Underpayment	A payment made by a Borrower in an amount less than the Monthly Payment then due on the Mortgage Loan being a sum not exceeding the aggregate of any previous Overpayments
Available Principal Receipts	On a relevant Calculation Date, an amount equal to the aggregate of (without double counting): (a) the amount of Principal Receipts received during the immediately preceding Calculation Period and credited to the Principal Ledger on the GIC Account (but, for the avoidance of doubt, excluding any Principal Receipts received in the Calculation Period beginning in the month in which the relevant Calculation Date falls); (b) any other amount standing to the credit of the Principal Ledger including (i) the proceeds of any Term Advance (where such proceeds have not been applied to acquire New Portfolios, refinance an existing Term Advance or invest in

Substitution Assets), (ii) any Cash Capital Contributions received from a Member and (iii) the proceeds from any sale of Selected Mortgage Loans pursuant to the terms of the LLP Deed or the Mortgage Sale Agreement; and

(c) all amounts in respect of principal (if any) received by the LLP under each Covered Bond Swap Agreement on the relevant LLP Payment Date (other than any termination payments or Swap Collateral Excluded Amounts)

Available Revenue Receipts

On a relevant Calculation Date, an amount equal to the aggregate of:

(a) the amount of Revenue Receipts received during the previous Calculation Period and credited to the Revenue Ledger on the GIC Account (but, for the avoidance of doubt, excluding any Revenue Receipts received in the Calculation Period beginning in the month in which the relevant Calculation Date falls);

(b) other net income of the LLP including all amounts of interest received on the LLP Accounts, the Substitution Assets and Authorised Investments in the preceding Calculation Period and amounts received by the LLP under the Interest Rate Swap Agreement and in respect of interest received by the LLP under each Covered Bond Swap Agreement on the relevant LLP Payment Date (other than any termination payments or Swap Collateral Excluded Amounts);

(c) prior to the service of a Notice to Pay, amounts standing to the credit of the Reserve Fund in excess of the Reserve Fund Required Amount;

(d) any other Revenue Receipts not referred to in paragraphs (a) to (c) (inclusive) above received during the previous Calculation Period and standing to the credit of the Revenue Ledger on the GIC Account; and

(e) following the service of a Notice to Pay, amounts standing to the credit of the Reserve Fund;

Less

(f) Third Party Amounts, which shall be paid on receipt in cleared funds to the Seller

Bank Account Agreement

The bank account agreement entered into on the Programme Date between the LLP, the Account Bank, the Cash Manager and the Security Trustee as amended and/or restated and/or supplemented from time to time

Basel II Framework

"Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework" published by the Basel Committee on Banking Supervision

Bearer Covered Bonds

Covered Bonds in bearer form

Bearer Definitive Covered Bonds

A Bearer Covered Bond in definitive form issued or, as the case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and this Trust Deed in exchange for either a Temporary Global Covered Bond or part thereof or a Permanent Global Covered Bond or part thereof (all as indicated in the applicable Final Terms), such Bearer Covered Bond in definitive form being in the form or substantially in the form set out in Part 3 of Schedule 2 to the Trust Deed with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Bond Trustee

	and the relevant Dealer or Lead Manager (in the case of syndicated Issues) and having the Conditions endorsed thereon or, if permitted by the relevant Stock Exchange, incorporating the Conditions by reference as indicated in the applicable Final Terms and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Final Terms endorsed thereon or attached thereto and (except in the case of a Zero Coupon Covered Bonds in bearer form) having Coupons and, where appropriate, Receipts and/or Talons attached thereto on issue
Bearer Global Covered Bond	The meaning given on page 43
Beneficial Owner	Each actual purchaser of each DTC Covered Bond
Bond Trustee	The Bank of New York, in its capacity as bond trustee under the Trust Deed together with any successor bond trustee appointed from time to time
Borrower	In relation to a Mortgage Loan, the individual or individuals specified as such in the relevant Mortgage together with the individual or individuals (if any) from time to time assuming an obligation to repay such Mortgage Loan or any part of it
Buildings Insurance Policies	All buildings insurance policies relating to Properties taken out (a) in the name of the relevant Borrower (and, in the case of Seller Arranged Policies, the Seller) and (b) in the name of the landlord in the case of leasehold Properties where the relevant landlord is responsible for insuring the Property
Business Day	The meaning given on page 66
Calculation Agent	In relation to all or any Series of the Covered Bonds, the person initially appointed as calculation agent in relation to such Covered Bonds by the Issuer and the LLP pursuant to the Agency Agreement or, if applicable, any successor calculation agent in relation to all or any Series of the Covered Bonds
Calculation Date	The 12th day of each month (or, if that day is not a Business Day, then the immediately preceding Business Day)
Calculation Period	The period from, and including, the first day of each month to, and including, the last day of each month preceding the relevant Calculation Date
Capital Account Ledger	The ledger maintained by the Cash Manager on behalf of the LLP in respect of each Member to record the balance of each Member's Capital Contributions from time to time
Capital Balance	For a Mortgage Loan at any date the principal balance of that Mortgage Loan to which the Servicer applies the relevant interest rate at which interest on that Mortgage Loan accrues
Capital Contribution	In relation to each Member, the aggregate of the capital contributed by that Member to the LLP from time to time by way of Cash Capital Contributions and Capital Contributions in Kind as determined on each Calculation Date in accordance with the formula set out in the LLP Deed
Capital Contribution Balance	The balance of each Member's Capital Contributions as recorded from time to time in the relevant Member's Capital Account Ledger
Capital Contributions in Kind	A contribution of Mortgage Loans and their Related Security to the LLP in an amount equal to (a) the Current Balance of those Mortgage Loans as at the relevant Transfer Date minus (b) any cash payment paid by the LLP for the Mortgage Loans and their Related Security on that Transfer Date

Capital Distribution	Any return on a Member's Capital Contribution in accordance with the terms of the LLP Deed (and excluding, for the avoidance of doubt, any Deferred Consideration)
Capitalised Arrears	For any Mortgage Loan at any date, interest or other amounts which are overdue in respect of that Mortgage Loan and which as at that date have been added to the Capital Balance of the Mortgage Loan in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower
Capitalised Expenses	In relation to a Mortgage Loan, the amount of any expense, charge, fee, premium or payment (excluding, however, any Arrears of Interest) capitalised and added to the Capital Balance of that Mortgage Loan in accordance with the relevant Mortgage Conditions
Capitalised Interest	For any Mortgage Loan at any date, interest which is overdue in respect of that Mortgage Loan and which as at that date has been added to the Capital Balance of that Mortgage Loan in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower (excluding for the avoidance of doubt any Arrears of Interest which have not been so capitalised on that date)
Cash Capital Contributions	A Capital Contribution made in cash
Cash Management Agreement	The cash management agreement entered into on the Programme Date between the LLP, Northern Rock in its capacity as the Cash Manager and the Security Trustee as amended and/or restated and/or supplemented from time to time
Cash Manager	Northern Rock, in its capacity as cash manager under the Cash Management Agreement together with any successor cash manager appointed from time to time
Cash Re-draws	Cash re-draws to which a Borrower is entitled under a Flexible Mortgage Loan as a result of Overpayments that the Borrower has made on that Flexible Mortgage Loan and not yet used to fund an authorised under payment or otherwise re-drawn in cash
CCA	Consumer Credit Act 1974, as amended
CCA 2006	Consumer Credit Act 2006
Certificate of Title	A solicitor's, licensed conveyancer's or (in Scotland) qualified conveyancer's report or certificate of title obtained by or on behalf of the Seller in respect of each Property substantially in the form of the pro-forma set out in the Standard Documentation
Charged Property	The meaning given on page 117
Clearing Systems	DTC, Euroclear and/or Clearstream, Luxembourg
Clearstream, Luxembourg	Clearstream Banking, société anonyme
CML	Council of Mortgage Lenders
CML Code	Mortgage Code issued by the CML
Combined Credit Balance	The average monthly cleared credit balance in a Borrower's deposit account or accounts linked to a Together Connections Mortgage
Combined Debit Balance	The total of the outstanding balances on a Together Connections Mortgage Loan and certain other products held with the Seller from which the Combined Credit Balance is deducted
Common Depositary	The common depositary for Euroclear and Clearstream, Luxembourg
Common Safekeeper	The common safekeeper for Euroclear and Clearstream, Luxembourg
Conditions	Terms and conditions of the Covered Bonds

Connection Mortgage Loans	Flexible Mortgage Loans, which allow the Borrower to obtain a Mortgage Loan with either a variable or a fixed interest rate (depending on the product type) and which in certain circumstances, permit the Borrower to make Authorised Underpayments and take Payment Holidays, receive Cash Re-draws and make Overpayments. Connections Mortgage Loans have the same basic features as Together Connections Mortgage Loans but without the facility for an unsecured loan or credit card
Corporate Services Agreements	The corporate services agreements entered into by each of the Liquidation Member and Holdings, with, *inter alios*, the relevant Corporate Services Provider and the LLP dated the Programme Date as amended and/or restated and/or supplemented from time to time
Corporate Services Providers	Mourant & Co. Limited, a company incorporated in Jersey in its capacity as corporate services provider to Holdings under a Corporate Services Agreement and Mourant & Co. Capital (SPV) Limited, a company incorporated in England and Wales in its capacity as Corporate Services Provider to the Liquidation Member under a Corporate Services Agreement, together with any successor corporate services provider appointed from time to time
Couponholders	The holders of the Coupons (which expression shall, unless the context otherwise requires, include the holders of the Talons)
Coupons	The meaning given on page 58
Covered Bond	Each covered bond issued or to be issued pursuant to the Programme Agreement and which is or is to be constituted under the Trust Deed, which covered bond may be represented by a Global Covered Bond or any Definitive Covered Bond and includes any replacements for a Covered Bond issued pursuant to Condition 10 and Condition 6(j)
Covered Bond Guarantee	An unconditional and irrevocable guarantee by the LLP in the Trust Deed for the payment of Guaranteed Amounts in respect of the Covered Bonds when the same shall become Due for Payment
Covered Bond Swap	Each transaction between the LLP, the Covered Bond Swap Provider and the Security Trustee in respect of a Series or Tranche, as applicable, of Covered Bonds which provides a hedge against certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the Mortgage Loans and the Interest Rate Swap and amounts payable by the LLP under the Covered Bond Guarantee in respect of Covered Bonds and the Term Advances
Covered Bond Swap Agreement	Each agreement between the LLP, a Covered Bond Swap Provider and the Security Trustee governing a Covered Bond Swap in the form of an ISDA Master Agreement, including a schedule and confirmation
Covered Bond Swap Early Termination Event	The meaning given on page 115
Covered Bond Swap Provider	Each provider of a Covered Bond Swap under a Covered Bond Swap Agreement
Covered Bond Swap Rate	In relation to a Covered Bond or Series of Covered Bonds, the exchange rate specified in the Covered Bond Swap Agreement relating to such Covered Bond or Series of Covered Bonds or, if the Covered Bond Swap Agreement has terminated, the applicable spot rate
Covered Bondholders	The holders for the time being of the Covered Bonds

Current Balance

For any Mortgage Loan as at any given date, the aggregate (but avoiding double counting) of:

(a) the original principal amount advanced to the relevant Borrower and any further amount advanced on or before the given date to the relevant Borrower secured or intended to be secured by the related Mortgage; and

(b) the amount of any Re-draw under any Flexible Mortgage Loan or of any Further Draw under a Personal Secured Loan secured or intended to be secured by the related Mortgage; and

(c) any interest, disbursement, legal expense, fee, charge, rent, service charge, premium or payment which has been properly capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent and added to the amounts secured or intended to be secured by that Mortgage Loan (including interest capitalised on any Re-draw under a Flexible Mortgage Loan); and

(d) any other amount (including, for the avoidance of doubt, Accrued Interest and Arrears of Interest) which is due or accrued (whether or not due) and which has not been paid by the relevant Borrower and has not been capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent but which is secured or intended to be secured by that Mortgage Loan,

as at the end of the Business Day immediately preceding that given date less any repayment or payment of any of the foregoing made on or before the end of the Business Day immediately preceding that given date and excluding any retentions made but not released and any Further Advances committed to be made but not made by the end of the Business Day immediately preceding that given date

Custodian

Any custodian with whom the relevant Registered Global Covered Bonds have been deposited

Day Count Fraction

In the case of a Fixed Rate Covered Bond, the meaning given in Condition 4(a) on page 64 and in the case of a Floating Rate Covered Bond, the meaning given in Condition 4(b) on page 67

Dealer

Each of ABN AMRO Bank B.V., Barclays Bank PLC, Bayerische Hypo- und Vereinsbank AG, Citigroup Global Markets Limited, Deutsche Bank AG, Dresdner Bank Aktiengesellschaft, HSBC Bank plc, IXIS Corporate & Investment Bank, UBS Limited and WestLB AG and any other dealers appointed from time to time in accordance with the Programme Agreement, which appointment may be for a specific issue or on an ongoing basis. References in this Prospectus to the relevant Dealer(s) shall, in the case of an issue of Covered Bonds being (or intended to be) subscribed for by more than one Dealer, be to all Dealers agreeing to subscribe for such Covered Bonds

Deed of Charge

The deed of charge (as amended and/or supplemented and/or restated from time to time) dated the Programme Date and made between the LLP, the Bond Trustee, the Security Trustee and certain other Secured Creditors

Deed of Consent

A deed whereby a person in or intended to be in occupation of a Property agrees with the Seller to postpone his or her interest (if any) in the Property so that it ranks after the interest created in the relevant Mortgage

Deed of Postponement	A deed or agreement whereby a mortgagee of or the heritable creditor in relation to a Property agrees with the Seller to postpone its mortgage or standard security (as appropriate) over the Property so that the sums secured by it will rank for repayment after the sums secured by the relevant Mortgage
Defaulted Mortgage Loan	Any Mortgage Loan in the Portfolio which is more than three months in arrears
Defaulted Mortgage Loans Notice	A notice from the Cash Manager to the Seller identifying any Defaulted Mortgage Loan
Deferred Consideration	The consideration payable to the Seller in respect of the Mortgage Loans sold to the LLP from time to time, which is payable after making payments of a higher order of priority as set out in the relevant Priorities of Payments
Definitive Covered Bond	A Bearer Definitive Covered Bond and/or, as the context may require, a Registered Definitive Covered Bond
Definitive IAI Registered Covered Bonds	The meaning given on page 45
Definitive Regulation S Covered Bond	A Registered Covered Bond in definitive form sold to non-U.S. persons outside the United States in reliance on Regulation S
Definitive Rule 144A Covered Bond	A Registered Covered Bond in definitive form sold to QIBs pursuant to Rule 144A
Designated Account	The meaning given in Condition 5(d) on page 70
Designated Bank	The meaning given in Condition 5(d) on page 70
Designated Maturity	The meaning given in the ISDA Definitions
Designated Member	Each Member appointed and registered as such from time to time having those duties and obligations set out in sections 8 and 9 of the LLPA 2000 being, as at the Programme Date, Northern Rock and the Liquidation Member
Determination Date	The meaning given in the applicable Final Terms
Determination Period	The meaning given in Condition 4(a) on page 65
Direct Participants	The meaning given on page 129
Directors	The Board of Directors for the time being of the Issuer
Distribution Compliance Period	The period that ends 40 days after the completion of the distribution of each Tranche of Covered Bonds, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue)
DTC	The Depository Trust Company
DTC Covered Bonds	Covered Bonds accepted into DTC's book-entry settlement system
DTI	Department of Trade and Industry
Dual Currency Covered Bonds	Covered Bonds in respect of which payments (whether in respect of principal or interest and whether at maturity or otherwise) will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree
Dual Currency Interest Covered Bond	A Covered Bond in respect of which payments whether in respect of principal or interest are made in such different currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree
Dual Currency Redemption Covered Bond	A Covered Bond in respect of which payments of principal are made or to be made in such different currencies, and at rates of exchange calculated upon such basis, as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Final Terms)

Due for Payment — The requirements by the LLP to pay any Guaranteed Amounts following the delivery of a Notice to Pay on the LLP,

(i) prior to the occurrence of an LLP Event of Default, on the later of:

(a) the date on which the Scheduled Payment Date in respect of such Guaranteed Amounts is reached, or, if later, the day which is two Business Days following service of a Notice to Pay on the LLP in respect of such Guaranteed Amounts or if the applicable Final Terms specified that an Extended Due for Payment Date is applicable to the relevant Series of Covered Bonds, the Interest Payment Date that would have applied if the Final Maturity Date of such Series of Covered Bonds had been the Extended Due for Payment Date (the Original Due for Payment Date); and

(b) in relation to any Guaranteed Amounts in respect of the Final Redemption Amount payable on the Final Maturity Date for a Series of Covered Bonds only, the Extended Due for Payment Date, but only (i) if in respect of the relevant Series of Covered Bonds the Covered Bond Guarantee is subject to an Extended Due for Payment Date pursuant to the terms of the applicable Final Terms and (ii) to the extent that the LLP having received a Notice to Pay no later than the date falling one Business Day prior to the Extension Determination Date does not pay Guaranteed Amounts equal to the Final Redemption Amount in respect of such Series of Covered Bonds by the Extension Determination Date, as the LLP has insufficient moneys available under the Guarantee Priority of Payments to pay such Guaranteed Amounts in full on the earlier of (a) the date which falls two Business Days after service of such Notice to pay on the LLP or, if later, the Final Maturity Date (or, in each case, after the expiry of the grace period set out in Condition 9(b)(i)) under the terms of the Covered Bond Guarantee or (b) the Extension Determination Date,

or, if, in either case, such day is not a Business Day, the next following Business Day. For the avoidance of doubt, Due for Payment does not refer to any earlier date upon which payment of any Guaranteed Amounts may become due under the guaranteed obligations, by reason of prepayment, acceleration of maturity, mandatory or optional redemption or otherwise; or

(ii) following the occurrence of an LLP Event of Default, the date on which an LLP Acceleration Notice is served on the Issuer and the LLP

Earliest Maturing Covered Bonds — At any time, the Series of the Covered Bonds (other than any Series which is fully collateralised by amounts standing to the credit of the GIC Account) that has or have the earliest Final Maturity Date as specified in the applicable Final Terms (ignoring any acceleration of amounts due under the Covered Bonds prior to the occurrence of an LLP Event of Default)

Early Redemption Amount — The meaning given in the relevant Final Terms

Eligibility Criteria — The meaning given on page 97

EMF Code — The code issued by the European Mortgage Federation

English Mortgage Loans	Mortgage Loans secured by a Mortgage over a Property located in England or Wales
ESIS	European Standardised Information Sheet
EU	European Union
EURIBOR	Euro-zone inter-bank offered rate
Euroclear	Euroclear Bank S.A./N.V.
Excess Proceeds	Moneys received (following the occurrence of an Issuer Event of Default and delivery of an Issuer Acceleration Notice) by the Bond Trustee from the Issuer or any administrator, administrative receiver, receiver, liquidator, trustee in sequestration or other similar official appointed in relation to the Issuer
Exchange Act	The U.S. Securities Exchange Act of 1934, as amended
Exchange Agent	Citibank N.A., London in its capacity as exchange agent (which expression shall include any successor exchange agent)
Exchange Date	On or after the date which is 40 days after a Temporary Global Covered Bond is issued
Exchange Event	In the case of Bearer Covered Bonds, the meaning given on page 43 and in the case of Registered Covered Bonds, the meaning given on page 45
Excluded Swap Termination Amount	In relation to a Swap Agreement, an amount equal to the amount of any termination payment due and payable (a) to the relevant Swap Provider as a result of a Swap Provider Default with respect to such Swap Provider or (b) to the relevant Swap Provider following a Swap Provider Downgrade Event with respect to such Swap Provider
Existing Covered Bonds	The Covered Bonds of all Series then outstanding
Extended Due for Payment Date	In relation to any Series of Covered Bonds, the date, if any, specified as such in the applicable Final Terms to which the payment of all or (as applicable) part of the Final Redemption Amount payable on the Final Maturity Date will be deferred in the event that the Final Redemption Amount is not paid in full on the Extension Determination Date
Extension Determination Date	In respect of a Series of Covered Bonds, the date falling two Business Days after the expiry of seven days from (and including) the Final Maturity Date of such Series of Covered Bonds
Final Maturity Date	The Interest Payment Date on which each Series of Covered Bonds will be redeemed at their Principal Amount Outstanding in accordance with the Conditions
Final Redemption Amount	The meaning given in the relevant Final Terms
Final Terms	A final terms which, with respect to Covered Bonds to be admitted to the Official List and admitted to trading by the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the applicable Tranche of Covered Bonds
First Transfer Date	The date on which the Initial Portfolio is transferred to the LLP pursuant to the Mortgage Sale Agreement
Fitch	Fitch Ratings Ltd.
Fixed Interest Period	The meaning given in Condition 4(a) on page 64

Fixed Rate Covered Bonds	Covered Bonds paying a fixed rate of interest on such date or dates as may be agreed between the Issuer and the relevant Dealer(s) and on redemption calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer(s)
Flexible Mortgage Loan	A type of Mortgage Loan product that typically incorporates features that give the Borrower options (which may be subject to certain conditions) to, among other things, make further drawings on the Mortgage Loan Account and/or to overpay or underpay interest and principal in a given month and/or take a Payment Holiday
Flexible Re-draw Capacity	The meaning given on page 110
Flexi-Plan Loan	A Mortgage Loan which is a Personal Secured Loan with a credit line that allows the Borrower to draw up to an agreed credit limit
Floating Rate	The meaning given in the ISDA Definitions
Floating Rate Convention	The meaning given on page 65
Floating Rate Covered Bonds	Covered Bonds which bear interest at a rate determined: (a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or (b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (c) on such other basis as may be agreed between the Issuer and the relevant Dealer(s), as set out in the applicable Final Terms
Floating Rate Option	The meaning given in the ISDA Definitions
Following Business Day Convention	The meaning given on page 65
Foundation	The Northern Rock Foundation
Foundation Shares	The meaning given on page 91
FSA	Financial Services Authority
FSMA	Financial Services and Markets Act 2000, as amended
Further Advance	In relation to a Mortgage Loan, any advance of further money to the relevant Borrower following the making of the Initial Advance, which is secured by the same Mortgage as the Initial Advance, excluding the amount of any retention in respect of the Initial Advance and excluding any Re-draw in respect of any Flexible Mortgage Loan or Further Draw in respect of any Personal Secured Loan
Further Draws	Additional amounts Borrowers are permitted to draw under Personal Secured Loans (in aggregate up to the fixed amount of credit extended under the terms of the relevant Mortgage Conditions)
GIC Account	The account in the name of the LLP held with the Account Bank and maintained subject to the terms of the Guaranteed Investment Contract, the Bank Account Agreement and the Deed of Charge or such additional or replacement account as may be for the time being be in place with the prior consent of the Security Trustee
GIC Provider	Northern Rock, in its capacity as GIC provider under the Guaranteed Investment Contract together with any successor GIC provider appointed from time to time

Global Covered Bond	A Bearer Global Covered Bond and/or Registered Global Covered Bond, as the context may require
Guaranteed Amounts	Prior to the service of an LLP Acceleration Notice, with respect to any Original Date for Payment Date or, if applicable, any Extended Due for Payment Date, the sum of Scheduled Interest and Scheduled Principal, in each case, payable on that Original Due for Payment Date or, if applicable, any Extended Due for Payment Date, or after service of an LLP Acceleration Notice, an amount equal to the relevant Early Redemption Amount as specified in the Conditions plus all accrued and unpaid interest and all other amounts due and payable in respect of the Covered Bonds, including all Excluded Scheduled Interest Amounts, all Excluded Scheduled Principal Amounts (whenever the same arose) and all amounts payable by the LLP under the Trust Deed
Guaranteed Investment Contract or GIC	The guaranteed investment contract between the LLP, the GIC Provider, the Security Trustee and the Cash Manager dated the Programme Date as amended and/or restated and/or supplemented from time to time
Guarantee Priority of Payments	The meaning given on page 123
Halifax Index	The index of increases in house prices issued by Halifax plc in relation to residential properties in the UK
Halifax Price Indexed Valuation	In relation to any Property at any date means the Latest Valuation of that property increased or decreased as appropriate by the increase or decrease in the Halifax Index since the date of that Latest Valuation
Holdings	Moore Holdings Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87018)
IAI Investment Letter	The meaning given in Condition 2(e) on page 62
ICTA	Income and Corporation Taxes Act 1988
Index Linked Covered Bonds	Index Linked Redemption Covered Bonds and Index Linked Interest Covered Bonds
Index Linked Interest Covered Bonds	Covered Bonds in respect of which payments of interest will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree
Index Linked Redemption Covered Bonds	Covered Bonds in respect of which payments of principal will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer(s) may agree
Indexed Valuation	At any date in relation to any Mortgage Loan secured over any Property: (a) where the Latest Valuation of that Property is equal to or greater than the Halifax Price Indexed Valuation as at that date, the Halifax Price Indexed Valuation; or (b) where the Latest Valuation of that Property is less than the Halifax Price Indexed Valuation as at that date, the Latest Valuation plus 85 per cent. of the difference between the Latest Valuation and the Halifax Price Indexed Valuation
Indirect Participants	The meaning given on page 129
Initial Advance	In respect of any Mortgage Loan, the original principal amount advanced by the Seller to the relevant Borrower
Initial Portfolio	The meaning given on page 127

Insolvency Act	Insolvency Act 1986, as amended
Insolvency Event	In respect of the Seller, the Servicer or the Cash Manager: (a) an order is made or an effective resolution passed for the winding up of the relevant entity; or (b) the relevant entity stops or threatens to stop payment to its creditors generally or the relevant entity ceases or threatens to cease to carry on its business or substantially the whole of its business; or (c) an encumbrancer takes possession or a receiver, administrator, administrative receiver or other similar officer is appointed to the whole or any material part of the undertaking, property and assets of the relevant entity or a distress, diligence or execution is levied or enforced upon or sued out against the whole or any material part of the chattels or property of the relevant entity and, in the case of any of the foregoing events, is not discharged within 30 days; or (d) the relevant entity is unable to pay its debts as they fall due
Instalment Covered Bonds	Covered Bonds which will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Final Terms
Insurance Policies	Each of: (a) the Properties in Possession Policy; (b) Northern Rock contingency insurance policy written by Axa to cover Northern Rock in the situation where a Borrower fails to obtain a Buildings Insurance Policy; and (c) Buildings Insurance Policies arranged for Borrowers by the Seller
Institutional Accredited Investor	An institution that is an "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that are institutions
Intercompany Loan Agreement	The term loan agreement dated the Programme Date between the Issuer, the LLP and the Security Trustee as amended and/or restated and/or supplemented from time to time
Interest Amount	The amount of interest payable on the Floating Rate Covered Bonds or Index Linked Interest Covered Bonds in respect of each Specified Denomination for the relevant Interest Period
Interest Payment Date	The meaning given in the applicable Final Terms
Interest Period	The period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date
Investor Put	The meaning given in Condition 6(d) on page 74.
Interest Rate Swap	The interest rate swap entered into between the LLP, Northern Rock (in its capacity as Interest Rate Swap Provider) and the Security Trustee on the Programme Date
Interest Rate Swap Agreement	The agreement between the LLP, the Interest Rate Swap Provider and the Security Trustee dated the Programme Date governing the Interest Rate Swap in the form of an ISDA Master Agreement, including a schedule and confirmation thereto
Interest Rate Swap Early Termination Event	The meaning given on page 114

Interest Rate Swap Provider	Northern Rock, in its capacity as interest rate swap provider under the Interest Rate Swap Agreement together with any successor interest rate swap provider
Investor Report	The quarterly report made available to the Covered Bondholders, the Security Trustee, the Bond Trustee and the Rating Agencies detailing *inter alia* compliance with the Asset Coverage Test. Investor Reports shall be posted on the Northern Rock website
ISA	An individual savings account within the Individual Savings Account Regulations 1998 (as amended) which shelters investments in the account from income tax and capital gains tax
ISDA	International Swaps and Derivatives Association, Inc.
ISDA Definitions	2000 ISDA Definitions, as published by ISDA
ISDA Master Agreement	The 1992 ISDA Master Agreement (Multicurrency – Cross Border), as published by ISDA
ISDA Rate	The meaning given on page 66
Issue Date	Each date on which the Issuer issues Covered Bonds to Covered Bondholders
Issuer	Northern Rock
Issuer Acceleration Notice	The meaning given in Condition 9(a) on page 78
Issuer Call	The meaning given in Condition 6(c) on page 73
Issuer Event of Default	The meaning given in Condition 9(a) on page 78
Latest Valuation	In relation to any Property, the value given to that Property by the most recent valuation addressed to the Seller
Ledger	Each of the Revenue Ledger, the Principal Ledger, the Reserve Ledger and the Capital Account Ledgers
Legended Covered Bonds	The meaning given in Condition 2 on page 63
Legislative Exchange	The meaning given in Condition 6(j) on page 76
Lending Criteria	The lending criteria of the Seller from time to time, or such other criteria as would be acceptable to a Reasonable, Prudent Mortgage Lender
LIBOR	London inter-bank offered rate
Liquidation Member	Moore Investments Limited, a special purpose vehicle incorporated in Jersey as a private limited company (registered no. 87047)
LLP	Northern Rock Covered Bond LLP, a limited liability partnership incorporated in England and Wales (registered no. OC 306984)
LLPA 2000	Limited Liability Partnerships Act 2000
LLP Acceleration Notice	A notice in writing given by the Bond Trustee to the Issuer and the LLP, that each Covered Bond of each Series is, and each Covered Bond of each Series shall as against the Issuer (if not already due and repayable against it following an Issuer Event of Default) and as against the LLP, thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in and in accordance with the Trust Deed and thereafter the Security shall become enforceable if any of the LLP Events of Default shall occur and be continuing
LLP Accounts	The GIC Account and any additional or replacement accounts opened in the name of the LLP, including the Stand-by GIC Account

LLP Deed	The limited liability partnership deed entered into on the Programme Date between the LLP, Northern Rock, the Liquidation Member, the Bond Trustee and the Security Trustee as amended and/or restated and/or supplemented from time to time
LLP Event of Default	The meaning given in Condition 9(b) on page 80
LLP Management Board	The management board which will act on behalf of the LLP and to which (other than any decision to approve the audited accounts of the LLP or to make a resolution for the voluntary winding up of the LLP, which require a unanimous decision of the Members) the Members delegate all matters
LLP Payment Date	The 17th day of each month or if not a Business Day the next following Business Day
LLP Payment Period	The period from and including an LLP Payment Date to but excluding the next following LLP Payment Date
London Stock Exchange	London Stock Exchange plc
Long Maturity Covered Bond	A Fixed Rate Covered Bond (other than a Fixed Rate Covered Bond which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Covered Bond shall cease to be a Long Maturity Covered Bond on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the Principal Amount Outstanding of such Covered Bond
Losses	All realised losses on the Mortgage Loans
Master Definitions and Construction Agreement	The master definitions and construction agreement made between the parties to the Transaction Documents on or about the Programme Date as amended and/or restated and/or supplemented from time to time
MCOB	Mortgages: Conduct of Business Sourcebook published by the FSA, as amended
Member	Each member of the LLP
MHA Documentation	An affidavit, consent or renunciation granted in terms of the Matrimonial Homes (Family Protection) (Scotland) Act 1981 and/or (where applicable) the Civil Partnership Act 2004 in connection with a Scottish Mortgage or the Property secured thereby
Modified Following Business Day Convention	The meaning given in Condition 4 on page 65
Monthly Payment Date	In relation to a Mortgage Loan, the date in each month on which the relevant Borrower is required to make a payment of interest and, if applicable, principal for that Mortgage Loan, as required by the applicable Mortgage Conditions
Moody's	Moody's Investors Service Limited
Mortgage	(i) In respect of any Mortgage Loan (other than any Personal Secured Loan) each first fixed charge by way of legal mortgage (in relation to an English Mortgage Loan) and each first ranking standard security (in relation to a Scottish Mortgage Loan), sold by the Seller to the LLP pursuant to the Mortgage Sale Agreement, in either case which secures the repayment of the relevant Mortgage Loan including the Mortgage Conditions applicable to it and (ii) in respect of any Personal Secured Loan, the second or later ranking legal charge over the English Property or the second or later ranking standard security over the Scottish Property

Mortgage Conditions	All the terms and conditions applicable to a Mortgage Loan, including without limitation those set out in the Seller's relevant mortgage conditions booklet and the Seller's relevant general conditions, each as varied from time to time by the relevant mortgage loan agreement and the relevant Mortgage Deed
Mortgage Deed	In respect of any Mortgage, the deed creating that Mortgage
Mortgage Loan	Any mortgage loan (including, for the avoidance of doubt, any Scottish Mortgage Loan) which is sold and assigned by the Seller to the LLP from time to time under the terms of the Mortgage Sale Agreement and referenced by its mortgage loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Further Advances) due or owing with respect to that mortgage loan under the relevant Mortgage Conditions by a Borrower on the security of a Mortgage from time to time outstanding, or, as the context may require, the Borrower's obligations in respect of the same but excludes any mortgage loan which is repurchased by the Seller or otherwise sold by the LLP and no longer beneficially owned by it
Mortgage Loan Account	As the context requires, either (a) all Mortgage Loans secured on the same Property or (b) an account maintained by the Servicer in respect of a particular Mortgage Loan (whether by way of principal, interest or otherwise) and all amounts received in respect thereof
Mortgage Loan Files	The file or files relating to each Mortgage Loan (including files kept in microfiche format or similar electronic data retrieval system) containing *inter alia* correspondence between the Borrower and the Seller and including the mortgage documentation applicable to the Mortgage Loan, each letter of offer for that Mortgage Loan, the Valuation Report (if applicable) and, to the extent available, the solicitor's or licensed conveyancer's, or (in Scotland) qualified conveyancer's, Certificate of Title
Mortgage Sale Agreement	The mortgage sale agreement entered into on the Programme Date between the Seller, the LLP and the Security Trustee as amended and/or restated and/or supplemented from time to time
N(M)	31 October 2004
Negative Carry Factor	The meaning given on page 110
New Basel Accord	New Basel Capital Accord of the Basel Committee
New Covered Bonds	The meaning given in Condition 6(j) on page 76
New Global Covered Bond	A Temporary Global Covered Bond in the form set out in Part 1 of Schedule 2 to the Trust Deed or a Permanent Global Covered Bond in the form set out in Part 2 of Schedule 2 to the Trust Deed, in either case where the applicable Final Terms specify that the Covered Bonds are in NGCB form;
New Member	Any new member admitted to the LLP after the Programme Date
New Mortgage Loan	Mortgage Loans, other than the Mortgage Loans comprised in the Initial Portfolio, which the Seller may assign or transfer to the LLP after the First Transfer Date pursuant to the Mortgage Sale Agreement
New Mortgage Loan Type	A new type of mortgage loan originated by the Seller, which the Seller intends to transfer to the LLP, the terms and conditions of which are materially different (in the opinion of the Seller, acting reasonably) from the Mortgage Loans. For the avoidance of doubt, a mortgage loan will not constitute a New Mortgage Loan Type if it differs from the Mortgage Loans due to it having different interest rates and/or interest periods and/or time periods for which it is

	subject to a fixed rate, capped rate, tracker rate or any other interest rate or the benefit of any discounts, cash-backs and/or rate guarantees
New Portfolio	The meaning given on page 127
New Portfolio Notice	A notice in the form set out in Schedule II to the Mortgage Sale Agreement served in accordance with the terms of the Mortgage Sale Agreement
New Seller	Any member of the Northern Rock Group (other than Northern Rock) that accedes to the relevant Transaction Documents and sells loans and their Related Security to the LLP in the future
NGCB	New global covered bond
NIPs	Non-Investment Products Code
Non-cash Re-draws	Authorised Underpayments or Payment Holidays under Flexible Mortgage Loans included in the Portfolio, which will result in the Seller being required to pay to the LLP an amount equal to the unpaid interest associated with that authorised underpayment or Payment Holiday
Northern Rock	Northern Rock plc
Northern Rock Group	Northern Rock and its subsidiaries collectively
Notice to Pay	The meaning given in Condition 9(a) on page 79
Official List	Official list of the UK Listing Authority
OFT	Office of Fair Trading
Ombudsman	Financial Ombudsman Service under the FSMA
Order	The Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (SI2001/544), as amended
Original Due for Payment Date	Has the meaning given in paragraph (a) of the definition of Due for Payment
Overpayment	A payment by a Borrower in an amount greater than the amount due on a Monthly Payment Date which (a) is permitted by the terms of such Mortgage Loan or by agreement with the Borrower and (b) reduces the Current Balance of such Mortgage Loan
Partial Portfolio	Part of any portfolio of Selected Mortgage Loans
Paying Agents	The meaning given on page 58
Payment Day	The meaning given in Condition 5 on page 71
Payment Holiday	The right of a Borrower, under the applicable Mortgage Conditions, to not make a monthly payment for one or more months in certain circumstances
Permanent Global Covered Bond	The meaning given on page 43
Personal Secured Loan	A Mortgage Loan for unrestricted purposes (which may be CCA regulated) offered to Borrowers with existing Mortgage Loans (other than a Personal Secured Loan) from the Seller which is secured on the same Property which secures the Borrower's existing Mortgage Loan. Some Personal Secured Loans permit the Borrower to make further draws up to the fixed amount of credit extended under the Mortgage Conditions at the inception of the Personal Secured Loan
Portfolio	The Initial Portfolio and each New Portfolio acquired by the LLP

Post-Enforcement Priority of Payments	The meaning given on page 125
Potential Issuer Event of Default	The meaning given in Condition 14 on page 85
Potential LLP Event of Default	The meaning given in Condition 14 on page 85
Pre-Acceleration Principal Priority of Payments	The meaning given on page 122
Pre-Acceleration Revenue Priority of Payments	The meaning given on page 121
Preceding Business Day Convention	The meaning given in Condition 4(b) on page 65
Principal Amount Outstanding	In respect of a Covered Bond the principal amount of that Covered Bond on the relevant Issue Date thereof less principal amounts received by the relevant Covered Bondholder in respect thereof
Principal Ledger	The ledger on the GIC Account of such name maintained by the Cash Manager pursuant to the Cash Management Agreement to record the credits and debits of Principal Receipts in accordance with the terms of the LLP Deed
Principal Paying Agent	The meaning given on page 58
Principal Receipts	(a) principal repayments under the Mortgage Loans (including payments of arrears, Capitalised Interest, Capitalised Expenses and Capitalised Arrears); (b) recoveries of principal from defaulting Borrowers under Mortgage Loans being enforced (including the proceeds of sale of the relevant Property); (c) any payment pursuant to any insurance policy in respect of a Property in connection with a Mortgage Loan in the Portfolio; and (d) the proceeds of the repurchase of any Mortgage Loan by the Seller from the LLP pursuant to the Mortgage Sale Agreement (including, for the avoidance of doubt, amounts attributable to Accrued Interest and Arrears of Interest thereon as at the relevant repurchase **date)**
Priorities of Payments	The orders of priority for the allocation and distribution of amounts standing to the credit of the LLP Accounts in different circumstances
Product Switch	A variation to the financial terms or conditions included in the Mortgage Conditions applicable to a Mortgage Loan other than: (a) any variation agreed with a Borrower to control or manage arrears on a Mortgage Loan; (b) any variation in the maturity date of a Mortgage Loan; (c) any variation imposed by statute; or (d) any variation in the frequency with which the interest payable in respect of the Mortgage Loan is charged
Programme	€20 billion covered bond programme
Programme Agreement	The meaning given on page 135
Programme Date	30 April 2004
Programme Resolution	Any Extraordinary Resolution to direct the Bond Trustee to accelerate the Covered Bonds pursuant to Condition 9 or to direct the Bond Trustee or the Security Trustee to take any enforcement action

Properties in Possession Policy	The properties in possession policy written by AXA in favour of the Seller and any endorsements or extensions thereto as issued from time to time, or any such similar alternative or replacement properties in possession policy or policies as may be effected from time to time to cover a Seller in respect of Mortgage Loans and their Related Security, such other properties in possession policy or policies to provide such level of cover as would be acceptable to a Reasonable, Prudent Mortgage Lender at the date of such other policy or policies
Property	A freehold or leasehold property (or in Scotland a heritable property or a property held under a long lease) which is subject to a Mortgage
Purchaser	Any third party or the Seller to whom the LLP offers to sell Selected Mortgage Loans
Put Notice	The meaning given in Condition 6(d) on page 74
QIB	A "qualified institutional buyer" within the meaning of Rule 144A
QIS	Quantitative Impact Study
Rating Agencies	Moody's, S&P and Fitch, and each a Rating Agency
Rating Agency Confirmation	A confirmation in writing by the Rating Agencies that the then current ratings of the Covered Bonds will not be adversely affected by or withdrawn as a result of the relevant event or matter
Reasonable, Prudent Mortgage Lender	The Seller and/or the Servicer, as applicable, acting in accordance with the standards of a reasonably prudent residential mortgage lender lending to borrowers in England, Wales and/or Scotland who generally satisfy the lending criteria of traditional sources of residential mortgage capital
Receiptholders	The holders of the Receipts
Receipts	The meaning given on page 59
Record Date	The meaning given in Condition 5 on page 70
Redeemed Covered Bonds	The meaning given in Condition 6 on page 74
Re-draw	Either a Cash Re-draw or a Non-cash Re-draw
Register	The register of holders of the Registered Covered Bonds maintained by the Registrar
Registers of Scotland	The Land Register of Scotland and the General Register of Sasines
Registered Covered Bonds	Covered Bonds in registered form
Registered Definitive Covered Bond	A Registered Covered Bond in definitive form issued or, as the case may require, to be issued by the Issuer in accordance with the provisions of the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s), the Agency Agreement and the Trust Deed either on issue or in exchange for a Registered Global Covered Bond or part thereof (all as indicated in the applicable Final Terms), such Registered Covered Bond in definitive form being in the form or substantially in the form set out in Part 9 of Schedule 2 to the Trust Deed with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Bond Trustee and the relevant Dealer(s) and having the Conditions endorsed thereon or, if permitted by the relevant Stock Exchange, incorporating the Conditions by reference (where applicable to the Trust Deed) as indicated in the applicable Final Terms and having the relevant information supplementing, replacing or modifying the Conditions appearing in the applicable Final Terms endorsed thereon or attached thereto and having a Form of Transfer endorsed thereon

Registered Global Covered Bonds	The Rule 144A Global Covered Bonds together with the Regulation S Global Covered Bonds
Registrar	Citibank N.A., in its capacity as registrar (and any successor registrar)
Regulated mortgage contract	The meaning given under FSMA (with effect from N(M)), a contract is a regulated mortgage contract if, at the time it is entered into on or after N(M): (a) the contract is one under which the lender provides credit to an individual or to a trustee; (b) the contract provides that the obligation of the individual/trustee to repay is to be secured by a first legal mortgage or first-ranking standard security on land (other than timeshare accommodation) in the UK; and (c) at least 40 per cent. of that land is used, or is intended to be used, as or in connection with a dwelling by the individual or (in the case of credit provided to a trustee) by an individual who is a beneficiary of the trust, or by a related person
Regulation S	Regulation S under the Securities Act
Regulation S Covered Bonds	The meaning given on page 138
Regulation S Global Covered Bond	The meaning given on page 63
Related Security	In relation to a Mortgage Loan, the security for the repayment of that Mortgage Loan including the relevant Mortgage and all other matters applicable thereto acquired as part of the Portfolio
Relevant Date	The meaning given in Condition 7 on page 77
Representations and Warranties	The representations and warranties set out in the Mortgage Sale Agreement
Repurchase Notice	A notice from the Cash Manager to the Seller identifying a Mortgage Loan or its Related Security in the Portfolio which does not, as at the relevant Transfer Date or relevant Calculation Date (in the case of a Further Advance), materially comply with the Representations and Warranties set out in the Mortgage Sale Agreement
Required Current Balance Amount	The meaning given on page 111
Required Redemption Amount	The meaning given on page 102
Reserve Fund	The reserve fund that the LLP will be required to establish on the GIC Account which will be credited with Available Revenue Receipts up to an amount equal to the Reserve Fund Required Amount
Reserve Fund Required Amount	An amount equal to the Sterling Equivalent of one month's interest due on each Series of Covered Bonds together with an amount equal to one twelfth of the anticipated aggregate annual amount payable in respect of the items specified in paragraphs (i) to (iv) of the **Pre-Acceleration Revenue Priority of Payments plus £600,000**
Reserve Ledger	The ledger on the GIC Account of such name maintained by the Cash Manager pursuant to the Cash Management Agreement, to record the crediting of Revenue Receipts to the Reserve Fund and the debiting of such Reserve Fund in accordance with the terms of the LLP Deed
Reset Date	The meaning given in the ISDA Definitions

Revenue Ledger — The ledger on the GIC Account of such name maintained by the Cash Manager pursuant to the Cash Management Agreement to record credits and debits of Revenue Receipts in accordance with the terms of the LLP Deed

Revenue Receipts —
(a) payments of interest (excluding Accrued Interest and Arrears of Interest as at the relevant Transfer Date of a Mortgage Loan) due from time to time under the Mortgage Loans and other amounts received by the LLP in respect of the Mortgage Loans other than the Principal Receipts;
(b) recoveries of interest from defaulting Borrowers under Mortgage Loans being enforced; and
(c) recoveries of interest and/or principal from defaulting Borrowers under Mortgage Loans in respect of which enforcement procedures have been completed

Rule 144A — Rule 144A under the Securities Act

Rule 144A Global Covered Bond — A Global *Covered Bond* in registered form representing the Registered Covered Bonds of a Tranche sold to QIBs *pursuant to* Rule 144A

Rules — The rules, regulations and procedures creating and affecting DTC and its operations

S&P — Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc.

Sale Proceeds — The cash proceeds realised from the sale of Selected Mortgage Loans and their Related Security

Sarbanes-Oxley Act — The U.S. Sarbanes-Oxley Act of 2002

Scheduled Interest — An amount equal to the amount in respect of interest which would have been due and payable under the Covered Bonds on each Interest Payment Date as specified in Condition 4 (but excluding any additional amounts relating to premiums, default interest or interest upon interest (Excluded Scheduled Interest Amounts) payable by the Issuer following an Issuer Event of Default but including such amounts (whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and, if the Final Terms specified that an Extended Due for Payment Date is applicable to the relevant Covered Bonds, if the maturity date of the Covered Bonds had been the Extended Due for Payment Date (but taking into account any principal repaid in respect of such Covered Bonds or any Guaranteed Amounts paid in respect of such principal prior to the Extended Due for Payment Date), less any additional amounts the Issuer would be obliged to pay as a result of any gross-up in respect of any withholding or deduction made under the circumstances set out in Condition 7

Scheduled Payment Date — In relation to payments *under the* Covered Bond Guarantee, each Interest Payment Date or the Final Maturity Date as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date

Scheduled Principal — An amount equal to the amount in respect of principal which would have been due and repayable under the Covered Bonds on each Interest Payment Date or the Final Maturity Date (as the case may be) as specified in Condition 6(a) and Condition 6(f) (but excluding any additional amounts relating to prepayments, early redemption, broken funding indemnities, penalties, premiums or default interest (Excluded Scheduled Principal Amounts) payable by the Issuer following an Issuer Event of Default but including such amounts

	(whenever the same arose) following service of an LLP Acceleration Notice) as if the Covered Bonds had not become due and repayable prior to their Final Maturity Date and, if the Final Terms specifies that an Extended Due for Payment Date is applicable to the relevant Covered Bonds, if the maturity date of the Covered Bonds had been the Extended Due for Payment Date
Scottish Declaration of Trust	Each declaration of trust in relation to Scottish Mortgage Loans and their Related Security made pursuant to the Mortgage Sale Agreement by means of which the sale of such Scottish Mortgage Loans and their Related Security by the Seller to the LLP and the transfer of the beneficial interest therein to the LLP are given effect
Scottish Mortgage	A Mortgage over a Property located in Scotland
Scottish Mortgage Loans	Mortgage Loans secured by a Scottish Mortgage
Scottish Sub-Security	Each standard security granted by the LLP in favour of the Security Trustee pursuant to Clause 3.3 of the Deed of Charge
Scottish Supplemental Charge	Each supplemental assignation in security governed by Scots law granted by the LLP in favour of the Security Trustee pursuant to the Deed of Charge
SEC	U.S. Securities and Exchange Commission
Secured Creditors	The Security Trustee (in its own capacity and on behalf of the other Secured Creditors), the Bond Trustee (in its own capacity and on behalf of the Covered Bondholders), the Covered Bondholders, the Receiptholders, the Couponholders, the Issuer, the Seller, the Servicer, the Account Bank, the GIC Provider, the Stand-by Account Bank, the Stand-by GIC Provider, the Cash Manager, the Swap Providers, the Corporate Services Providers, the Paying Agents and any other person which becomes a Secured Creditor pursuant to the Deed of Charge
Securities Act	U.S. Securities Act of 1933, as amended
Securities and Exchange Law	The Securities and Exchange Law of Japan
Security	The meaning given on page 117
Security Trustee	The Bank of New York, London Branch, in its capacity as security trustee under the Trust Deed and the Deed of Charge together with any successor security trustee appointed from time to time
Selected Mortgage Loan Offer Notice	A notice from the LLP served on the Seller offering to sell Selected Mortgage Loans and their Related Security for an offer price equal to the greater of the then Current Balance of the Selected Mortgage Loans and the Adjusted Required Redemption Amount
Selected Mortgage Loan Repurchase Notice	A notice from the Seller served on the LLP accepting an offer set out in a Selected Mortgage Loan Offer Notice
Selected Mortgage Loans	Mortgage Loans and their Related Security to be sold by the LLP pursuant to the terms of the LLP Deed having in aggregate the Required Current Balance Amount
Selection Date	The meaning given in Condition 6 on page 74
Seller	Northern Rock
Series	A Tranche of Covered Bonds together with any further Tranche or Tranches of Covered Bonds which are (a) expressed to be consolidated and form a single series and (b) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices

Series Reserved Matter	In relation to Covered Bonds of a Series: (a) reduction or cancellation of the amount payable or, where applicable, modification of the method of calculating the amount payable or modification of the date of payment or, where applicable, modification of the method of calculating the date of payment in respect of any principal or interest in respect of the Covered Bonds; (b) alteration of the currency in which payments under the Covered Bonds, Receipts and Coupons are to be made; (c) alteration of the majority required to pass an Extraordinary Resolution; (d) any amendment to the Covered Bond Guarantee or the Deed of Charge (except in a manner determined by the Bond Trustee not to be materially prejudicial to the interests of the Covered Bondholders of any Series); (e) the sanctioning of any such scheme or proposal for the exchange or sale of the Covered Bonds for or the conversion of the Covered Bonds into, or the cancellation of the Covered Bonds in consideration of, shares, stock, covered bonds, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, bonds, covered bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash and for the appointment of some person with power on behalf of the Covered Bondholders to execute an instrument of transfer of the Registered Covered Bonds held by them in favour of the persons with or to whom the Covered Bonds are to be exchanged or sold respectively; and (f) alteration of the proviso to paragraph 5 or paragraph 6 of Schedule 4 to the Trust Deed
Servicer	Northern Rock in its capacity as servicer under the Servicing Agreement together with any successor servicer appointed from time to time
Servicer Event of Default	The meaning given on page 105
Servicer Termination Event	The meaning given on page 105
Servicing Agreement	The servicing agreement entered into on the Programme Date between the LLP, the Servicer and the Security Trustee as amended and/or restated and/or supplemented from time to time
Share Trustee	Mourant & Co. Trustees Limited
Specified Amount	The meaning given in Condition 9(a) on page 78
Specified Interest Payment Date	The meaning given in the applicable Final Terms
Standard Documentation	The standard documentation, annexed to the relevant exhibit of the Mortgage Sale Agreement or any update or replacement therefor as the Seller may from time to time introduce acting in accordance with the standards of a Reasonable, Prudent Mortgage Lender
Standard Variable Rate	The Northern Rock standard variable rate and/or the standard variable rate applicable to Mortgage Loans within the Portfolio, as applicable
Stand-by Account Bank	The meaning given on page 116

Stand-by Bank Account Agreement	The meaning given on page 116
Stand-by GIC Account	The meaning given on page 116
Stand-by GIC Provider	The meaning given on page 117
Stand-by Guaranteed Investment Contract	The meaning given on page 117
Sterling Equivalent	In relation to a Term Advance which is denominated in (a) a currency other than Sterling, the Sterling equivalent of such amount ascertained using the relevant Covered Bond Swap Rate relating to such Term Advance and (b) Sterling, the applicable amount in Sterling
Subsidiary	Any company which is for the time being a subsidiary (within the meaning of Section 736 of the Companies Act 1985 of Great Britain)
Substitution Assets	Each of: (a) Sterling gilt-edged securities; (b) Sterling demand or time deposits, certificates of deposit, long-term debt obligations and short-term debt obligations (including commercial paper) provided that in all cases such investments have a remaining period to maturity of one year or less and the short-term unsecured, unguaranteed and unsubordinated debt obligations or, as applicable, the long-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised person under the FSMA) are rated P-1/Aa3 by Moody's, A-1+/AA- by S&P and F1+/AA- by Fitch or their equivalents by three other internationally recognised rating agencies; (c) Sterling denominated government and public securities, as defined from time to time by the FSA, provided that such investments have a remaining period to maturity of one year or less and which are rated at least Aaa by Moody's, AAA by S&P and AAA by Fitch or their equivalents by three other internationally recognised rating agencies; and (d) Sterling denominated residential mortgage backed securities provided that such investments have a remaining period to maturity of one year or less, are actively traded in a continuous, liquid market on a recognised stock exchange, are held widely across the financial system, are available in an adequate supply and which are rated at least Aaa by Moody's, AAA by S&P and AAA by Fitch or their equivalents by three other internationally recognised rating agencies
sub-unit	With respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, euro 0.01
Swap Agreements	The Covered Bond Swap Agreements together with the Interest Swap Agreement, and each a Swap Agreement
Swap Collateral	At any time, any asset (including, without limitation, cash and/or securities) which is paid or transferred by a Swap Provider to the LLP as collateral to secure the performance by such Swap Provider of its obligations under the relevant Swap Agreement together with any income or distributions received in respect of such asset and any equivalent of such asset into which such asset is transformed

Swap Collateral Excluded Amounts	At any time, the amount of Swap Collateral which may not be applied at that time in satisfaction of the relevant Swap Provider's obligations to the LLP under the terms of the relevant Swap Agreement
Swap Provider Default	The occurrence of an Event of Default or Termination Event (each as defined in each of the Swap Agreements) where the relevant Swap Provider is the Defaulting Party or the sole Affected Party (each as defined in relevant Swap Agreement), as applicable, other than a Swap Provider Downgrade Event
Swap Provider Downgrade Event	The occurrence of an Additional Termination Event or an Event of Default (each as defined in the relevant Swap Agreement) following a failure by the Swap Provider to comply with the requirements of the ratings downgrade provisions set out in the relevant Swap Agreement
Swap Providers	Covered Bond Swap Provider and the Interest Swap Providers, and each a Swap Provider
Swaps	The Covered Bond Swaps together with the Interest Rate Swap
Swiss Dealer	The meaning given on page 14
Talons	The meaning given on page 58
TARGET System	Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System
Temporary Global Covered Bond	The meaning given on page 43
Term Advance	Each term advance made by the Issuer to the LLP from the proceeds of Covered Bonds pursuant to the Intercompany Loan Agreement
Third Party Amounts	Each of: (a) payments of insurance premiums, if any, due to the Seller in respect of any Seller arranged insurance policy to the extent not paid or payable by the Seller (or to the extent such insurance premiums have been paid by the Seller in respect of any Further Advance which is not purchased by the Seller to reimburse the Seller); (b) amounts under an unpaid direct debit which are repaid by the Seller to the bank making such payment if such bank is unable to recoup that amount itself from its customer's account; (c) payments by the Borrower of any fees (including Early Repayment Fees) and other charges which are due to the Seller; and (d) any amount received from a Borrower for the express purpose of payment being made to a third party for the provision of a service (including giving insurance cover) to any of that Borrower or the Seller or the LLP, which amounts may be paid daily from monies on deposit in the GIC Account
Title Deeds	In relation to each Mortgage Loan and its Related Security and the Property relating thereto, all conveyancing deeds and documents which make up the title to the Property and the security for the Mortgage Loan and all searches and enquiries undertaken in connection with the grant by the Borrower of the related Mortgage
Together Connections Mortgage Loans	Flexible Mortgage Loans, which are offered in two product types. These products have the same basic features as a Together Mortgage Loan, but also allow the Borrower to link the Mortgage

	Loan with certain deposit and/or current accounts that are held with the Seller. Under a Together Connections Mortgage Loan a Borrower may elect to only pay interest on the difference between the Combined Debit Balance and the Combined Credit Balance. Despite the foregoing, the Borrower is nevertheless obligated to make their contractual monthly payment of principal (if any) and interest in full
Together Mortgage Loans	Flexible Mortgage Loans, which are offered in five product types. These products allow the Borrower to obtain a Mortgage Loan, an unsecured loan and, in some cases, a credit card, each with a variable or a fixed interest rate, depending on the product type, and which in certain circumstances permit the Borrower to make authorised underpayments and take Payment Holidays (which are Non-cash Re-draws as defined above), receive Cash Re-draws and make overpayments
Transaction Documents	(a) Mortgage Sale Agreement (b) each Scottish Declaration of Trust (c) Servicing Agreement (d) Asset Monitor Agreement (e) Intercompany Loan Agreement (f) LLP Deed (g) Cash Management Agreement (h) the Interest Rate Swap Agreement (i) each Covered Bond Swap Agreement (j) Guaranteed Investment Contract (k) Stand-by Guaranteed Investment Contract (l) Bank Account Agreement (m) Stand-by Bank Account Agreement (n) (i) Corporate Services Agreement for the Liquidation Member (ii) Corporate Services Agreement for Holdings (o) Deed of Charge (and any documents entered into pursuant to the Deed of Charge, including without limitation each Scottish Supplemental Charge and Scottish Sub-Security) (p) Trust Deed (q) Agency Agreement (r) Programme Agreement (s) each Final Terms (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement) (t) each Subscription Agreement (as applicable in the case of each issue of listed Covered Bonds subscribed pursuant to a subscription agreement) (u) Master Definitions and Construction Agreement
Transfer Agent	The meaning given on page 58
Transfer Certificate	The meaning given in Condition 2(e) on page 62

Transfer Date	Each of the First Transfer Date and the date of transfer of any New Portfolio to the LLP in accordance with the Mortgage Sale Agreement
Trust Deed	The meaning given on page 58
UK Listing Authority	Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the UK Listing Authority)
Unfair Practices Directive	The directive on unfair business-to-consumer commercial practices adopted by the European Parliament and the Council in May 2005
UTCCR	Unfair Terms in Consumer Contracts Regulations 1999 as amended
Valuation Report	The valuation report or reports for mortgage purposes, in the form of one of the pro-forma contained in the Standard Documentation, obtained by the Seller from a Valuer in respect of each Property or a valuation report in respect of a valuation made using a methodology which would be acceptable to a Reasonable, Prudent Mortgage Lender and which has been approved by the relevant officers of the Seller
Valuer	An Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers who was at the relevant time either a member of a firm which was on the list of Valuers approved by or on behalf of the Seller from time to time or an Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers employed in-house by the Seller acting for the Seller in respect of the valuation of a Property
WAFF	Weighted average foreclosure frequency in respect of the Portfolio determined in accordance with the methodologies prescribed by the Rating Agencies
WALS	Weighted average loss severity in respect of the Portfolio determined in accordance with the methodologies prescribed by the Rating Agencies
Yield Shortfall Test	The test as to whether the aggregate amount of interest on the Mortgage Loans and amounts under the Interest Rate Swap Agreement to be received by the LLP during the relevant LLP Payment Period would give a yield on the Mortgage Loans of at least **LIBOR plus 0.15 per cent.**
Zero Coupon Covered Bonds	Covered Bonds which will be offered and sold at a discount to their nominal amount and which will not bear interest

Schedule 1

Northern Rock Covered Bond LLP Accounts

Northern Rock Covered Bond LLP

Annual report and accounts

for the period ended 31 December 2004

Registered Number: OC306984

Report and accounts
for the period ended 31 December 2004

Contents

Northern Rock Covered Bond LLP

Members and LLP information

Members

Northern Rock plc
Moore Investments Limited

Management Board

David Johnson
Phillip Robinson
Antony Swalwell
Christopher Jobe

Registered office

Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Independent Auditors

PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne
NE99 1PL

Northern Rock Covered Bond LLP

Members' report

On behalf of the members of Northern Rock Covered Bond LLP ("the LLP"), the Management Board present their report and accounts for the period from the date of incorporation 20 February 2004 to 31 December 2004.

Principal activity

The LLP is a special purpose vehicle whose business is the acquisition of mortgage loans and their related security from Northern Rock plc pursuant to the terms of the Mortgage Sale Agreement entered into on 30 April 2004 and to guarantee the Covered Bonds issued by Northern Rock plc. The principal activities of the LLP are summarised in the LLP Deed dated 30 April 2004. Further details can be found in note 6.

On 4 May 2004 the LLP acquired a beneficial interest in a mortgage loan portfolio amounting to £2.3 billion from Northern Rock plc, one of the designated members and the LLP's parent undertaking. The acquisition was funded by an intercompany loan from Northern Rock plc.

As the LLP was incorporated on 20 February 2004, these accounts are the first statutory accounts of the LLP and reflect the results for the period from the date of incorporation to 31 December 2004.

Designated members

The designated members during the period were:

Northern Rock plc	(appointed 20 February 2004)
Moore Investments Limited	(appointed 20 February 2004)

Members' interests

The policy regarding the allocation of profits to members and the treatment of capital contributions is set out in the accounting policies statement on pages 7 and 8.

Supplier payment policy

It is the LLP's policy that payments made to suppliers are made in accordance with those terms and conditions agreed between the LLP and its suppliers.

The LLP owed no amounts to trade creditors at 31 December 2004.

Members' report (continued)

Statement of Members' responsibilities in respect of the accounts

The Companies Act, as applied to Limited Liability Partnerships, requires the members to prepare accounts for each financial year which give a true and fair view of the state of affairs of the LLP at the end of the financial period and of the profit or loss for that period. In preparing the accounts, the members are required to:

Select suitable accounting policies and apply them consistently;

Make judgements and estimates that are reasonable and prudent;

State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

Prepare the accounts on the going concern basis unless it is not appropriate to presume that the LLP will continue in business.

Under Limited Liability Partnership Regulation, Statutory Instrument 01/1090, the members are responsible for ensuring that proper accounting records are maintained which disclose with reasonable accuracy the financial position of the LLP and which enable them to ensure that the accounts will comply with those regulations. The members have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the LLP and to prevent and detect fraud and other irregularities.

These responsibilities are exercised by the Management Board on behalf of the members.

Independent auditors

During the period it was resolved to appoint PricewaterhouseCoopers LLP as auditors of the LLP. A special resolution to reappoint PricewaterhouseCoopers LLP as auditors to the LLP will be proposed at the Annual General Meeting.

By order of the Management Board

Christopher Jobe
18 October 2005

Independent auditors' report to the members of Northern Rock Covered Bond LLP

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out in note 1.

Respective responsibilities of members and auditors

The members' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of members' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the members of the partnership in accordance with the Companies Act 1985 as applied to limited liability partnerships by the Limited Liability Partnerships Act 2000 and regulations made thereunder, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985, as applied to limited liability partnerships. We also report to you if, in our opinion, the Members' Report is not consistent with the financial statements, if the limited liability partnership has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the members in the preparation of the financial statements, and of whether the accounting policies are appropriate to the limited liability partnership's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the partnership at 31 December 2004 and of the profit for the period from 20 February 2004 to 31 December 2004 and have been properly prepared in accordance with the provisions of the Limited Liability Partnerships Regulation 2001 made under the Limited Liability Partnerships Act 2000.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne
18 October 2005

Profit and loss account for the period from date of incorporation 20 February 2004 to 31 December 2004

	Note	10 months ended 31 December 2004
		£'000
Interest receivable and similar income	2	65,922
Interest payable and similar charges	3	(10,248)
Net interest income		55,674
Distribution costs		
Administration expenses		
Operating profit		55,674
Taxation		
Retained profit for the financial period before members' remuneration and profit shares and available for division among members	4,9	55,674

Operating profit relates entirely to continuing operations.

There were no recognised gains or losses other than the profit for the period disclosed above.

The notes on pages 7 to 12 form an integral part of these accounts.

Northern Rock Covered Bond LLP

Balance sheet as at 31 December 2004

	Note	2004 £'000
Current assets		
Loans and other debts due from members	6	1,977,574
- due within 1 year		50,018
- due after 1 year		1,927,556
Cash at bank and in hand	5	303,952
Prepayments and accrued income		30,389
		2,311,915
Creditors: amounts falling due within one year		
Accruals and deferred income		(46,297)
Net current assets		2,265,618
Loans and other debts due to members	8	(1,340,800)
Net assets		924,818
Members' other interests		
Members' capital	9	924,818
Other reserves	9	
		924,818
Total Members' interests		
Members' other interests		924,818
Loans and other debts due from members	9	(940,726)
Amounts due from members included in prepayments and accrued income		(406)
Amounts due to members included in accruals and deferred income		46,286
Total Members' interests	9	29,972

These accounts on pages 5 to 12 were signed on 18 October 2005 on behalf of the members of Northern Rock Covered Bond LLP by:

Christopher Jobe

The notes on pages 7 to 12 form part of these accounts.

Notes to the accounts for the period to 31 December 2004

1. Accounting Policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the LLP's accounts.

Basis of preparation
These accounts reflect the results for the period from incorporation on 20 February 2004 to 31 December 2004. No comparatives have been presented as these are the LLP's first statutory accounts.

In the opinion of the members, disclosure of turnover is most appropriately represented for the LLP by Interest Receivable and Similar Income and cost of sales is best represented by Interest Payable and Similar Charges. This represents an adaptation of the profit and loss account laid down in Schedule 4 to the Companies Act 1985, as it applies to LLPs.

Accounting Convention
The accounts have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards, including the Statement of Recommended Practice, Accounting by Limited Liability Partnerships.

Interest
Interest receivable and payable are calculated on an accruals basis.

Tax provisions
Taxation on all partnership profits is solely the personal liability of individual members, consequently, neither taxation nor related deferred taxation in the LLP are accounted for in these accounts.

Loans and other debts due from members
The LLP's beneficial interest in the mortgage portfolio was acquired from Northern Rock plc and is included in Loans and other debts due from members in the balance sheet and the analysis of Total Members' interests. The mortgage portfolio is recorded at book value being the book value to Northern Rock plc at the time of transfer less subsequent repayments. Under the terms of the mortgage sale agreement, Northern Rock plc is able but not obliged to repurchase all defaulting loans. No provision for losses is maintained by the LLP as it is the current intention that Northern Rock plc will repurchase defaulting loans.

Financial Instruments
Interest rate risk associated with the beneficial interest on the mortgage portfolio is managed by an interest rate swap with Northern Rock plc which requires the LLP to pay the effective yield on the mortgage portfolio and receive payments based on a rate linked to three month sterling LIBOR. The cost of the interest rate swap is included in interest payable.

The LLP has also entered into covered bond swaps with third party banks to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the mortgage loans and the Interest Rate Swap and amounts payable by the LLP to Northern Rock plc under the Intercompany Loan Agreement.

All transactions are undertaken for hedging purposes. Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged.

Notes to the accounts for the period to 31 December 2004

VAT

Value added tax is not recoverable by the LLP and is included with its related cost.

Contributions and Drawings

Under the terms of the transaction documents for the sale of the mortgage portfolio, Northern Rock plc is treated as having made a capital contribution to the LLP in an amount equal to the difference between the current balance of the loans assigned at transfer date and the cash payment made by the LLP for the loans and relevant security on that transfer date.

If so requested by the management board, the members may from time to time make cash contributions to the LLP which will constitute cash capital contributions. The liquidation member, Moore Investments Limited, will not make any capital contributions to the LLP. No interest is paid on the members' capital balances.

Capital distributions may only be made in accordance with the LLP Deed where sufficient principal receipts are available and higher priority payments have been made.

Under the priority of payments, payment pro rata and pari passu to the members of the sum of £3,000 (or such other sum as may be agreed by members from time to time) in aggregate, is allocated and paid to each Member in proportion to their respective capital contribution balances as at the relevant calculation date subject to a minimum of £1 each, as their profit for their respective interests as members in the LLP.

Under the terms of the mortgage sale agreement, Northern Rock plc, as the originator of the mortgage loans, retains the right to receive excess income arising on those loans, after certain higher priority payments have been met by the LLP. Deferred consideration is disclosed as an allocation of profits in these accounts.

Deferred purchase consideration

Deferred purchase consideration represents amounts owed under mortgage purchase agreements out of the profits for the period to Northern Rock plc, as the mortgage originator.

Deferred consideration is calculated in accordance with the legal structure for the distribution of the LLP's revenue receipts.

Cash flow statement

The Company has taken advantage of the exemptions allowed under FRS1 "Cashflow Statements" (Revised 1996) due to the fact that its cashflows are included in the financial statements of its parent company, Northern Rock plc, a company registered in the United Kingdom. These financial statements are publicly available and accordingly no cashflow statement has been prepared.

2. Interest receivable and similar income

	2004 £'000
Income receivable from the beneficial interest in mortgage portfolio	65,922
	65,922

3. Interest payable and similar charges

	2004
	£'000
Amounts payable to the third party covered bond swap providers	10,248
	10,248

4. Profit for the financial period

The audit fee of £22,000 has been included in the overall audit fee for the Northern Rock plc group and has been paid for by Northern Rock plc.

The LLP employed no staff during the period.

5. Cash at bank and in hand

The LLP has placed its deposit account with a provider of a Guaranteed Investment Contract, Northern Rock plc. Withdrawals from this account are restricted by the detailed priority of payments set out in the transaction documents. The LLP earns a variable rate of interest of 0.25 per cent per annum below LIBOR for one-month Sterling deposits.

6. Loans and other debts due from members

	2004
	£'000
Due within 1 year	50,018
Due after 1 year	1,927,556
	1,977,574

Loans and other debts due from members represents the beneficial interests held by the LLP in the mortgage portfolio. The mortgage loans are secured on residential property. The loans and advances to customers are all denominated in sterling and are either at fixed rates or at variable rates of interest, based on the standard variable rate of the administrator.

Notes to the accounts for the period to 31 December 2004

7. Creditors: amounts falling due within one year

	2004
	£'000
Accruals and deferred income	46,297
	46,297

Accruals and deferred income includes interest payable of £33,494,000 due to Northern Rock plc and deferred consideration of £12,792,000 due to Northern Rock plc, one of the two designated members.

8. Loans and other debts due to members

The amount owing to Northern Rock plc comprises a term advance equivalent to the amounts raised by Northern Rock plc under its Covered Bond Programme. The rate of interest payable in respect of each term advance shall match the interest rate payable in respect of the corresponding Tranche or Series of Covered Bonds that funded such tranche.

Northern Rock plc will not be relying on repayment of any term advance by the LLP or the interest thereon in order to meet its repayment or interest obligations under the Covered Bonds. The term advances will not be repaid by the LLP until all amounts payable under the corresponding series of Covered Bonds have been repaid in full. Amounts owed by the LLP will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee described below.

The Covered Bonds are unconditionally and jointly and severally guaranteed by Northern Rock plc. Under the terms of the Trust Deed, the LLP has also provided a guarantee as to payments of interest and principal under the Covered Bonds, where amounts would otherwise be unpaid by Northern Rock plc. The obligations of the LLP under its guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets. The principal asset is the interest in the mortgage portfolio acquired from Northern Rock plc.

The amounts due to Northern Rock plc mature on 4 May 2009.

In addition to the Interest Rate Swap Agreement entered into by the LLP with Northern Rock plc the LLP has entered into the Covered Bond Swap Agreements with third party banks. These agreements provide a hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and amounts payable by the LLP under the Covered Bond Guarantee in respect of the Covered Bonds. The Covered Bond Swap agreements provide a hedge against risks the LLP is exposed to, only following a Northern Rock plc Event of Default and the service on the LLP of a Notice to Pay. As such, no amounts are due and payable under this agreement prior to these events. In accordance with the terms of these swaps, the swap provider will pay to the LLP amounts equivalent to the amounts that would be payable by the LLP under the Covered Bond Guarantee in respect of interest and principal payable under the Covered Bonds and, in return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount equal to three month Sterling LIBOR for the relevant Interest Period plus a spread.

9. Members' interests

	Members' capital	Other reserves	Total	Loans due to/(from) members	
	£'000	£'000	£'000	£'000	
Profit for the financial period available for division among members	-	55,674	55,674	-	55,674
Allocated profits:					
Interest payable to Northern Rock plc		(33,494)	(33,494)	33,494	
Deferred consideration		(22,178)	(22,178)	22,178	
Profit share		(2)	(2)	2	
Introduced by members	2,265,618		2,265,618	(2,281,526)	(15,908)
Repayment of capital	(1,340,800)	-	(1,340,800)	,340,800	
Drawings				(2)	(2)
Payment of deferred consideration				(9,792)	(9,792)
Members' interest as at 31 December 2004	924,818	-	924,818	(894,846)	29,972

The loans and other debts due to/(from) members can be analysed as follows:

	£'000
Loans and other debts due from members	(1,977,574)
Cash held at Northern Rock plc	(303,952)
	(2,281,526)
Loans and other debts due to members	1,340,800
Loans and other debts due from members	(940,726)
Amounts due from members included in prepayments and accrued income	(406)
Amounts due to members included in accruals and deferred income	46,286
Total loans and other debts due from members	**(894,846)**

The average number of members during the period was two. As described in Note 1, entitlement to profit share is based on members' capital balances. NR plc had the largest entitlement for the period under review amounting to £2,000.

10. Related Parties

The LLP is a special purpose LLP controlled by Northern Rock plc, one of the two designated members. Under FRS8 "Related Parties", the LLP is exempt from the requirement to disclose transactions with other companies within the Northern Rock Group. Under the terms of the transaction documents, Northern Rock plc is entitled to the certain amounts from the LLP for the period to 31 December 2004 and these are shown in note 9 to the accounts.

Northern Rock plc acts as servicer of the mortgage portfolio and cash manager and has waived all fees in relation to this.

11. Post balance sheet events

On 20 April 2005 Northern Rock assigned an additional £1.8billion of mortgage assets to the Northern Rock Covered Bonds LLP financed by the receipt of a further loan from Northern Rock plc.

Northern Rock Covered Bond LLP
Annual report and financial statements
for the year ended 31 December 2005

Registered Number: OC306984

Northern Rock Covered Bond LLP

Report and financial statements for the year ended 31 December 2005

Contents

Northern Rock Covered Bond LLP

Members and LLP information

Members

Northern Rock plc

Moore Investments Limited

Management Board

David Johnson

Phillip Robinson

Antony Swalwell

Christopher Jobe

Registered office

Northern Rock House

Gosforth

Newcastle upon Tyne

NE3 4PL

Independent Auditors

PricewaterhouseCoopers LLP

89 Sandyford Road

Newcastle upon Tyne

NE99 1PL

Members' report

On behalf of the members of Northern Rock Covered Bond LLP ("the LLP"), the Management Board presents their report and financial statements for the year ended 31 December 2005.

Principal activity

The LLP is a special purpose vehicle whose principal activity is a deemed loan comprising mortgage loans and their related security to Northern Rock plc pursuant to the terms of the mortgage sale agreement entered into on 30 April 2004 and to guarantee the covered bonds issued by Northern Rock plc. The principal activities of the LLP are summarised in the LLP Deed dated 30 April 2004.

On 20 April 2005 Northern Rock plc assigned an additional £1.0 billion of mortgage assets to the Northern Rock Covered Bonds LLP, this resulted in an increase in the deemed loan from Northern Rock plc to the LLP of £1.0 billion. This was financed by the receipt of a further loan from Northern Rock plc.

On 16 November 2005 Northern Rock plc assigned an additional £1.4 billion of mortgage assets to the Northern Rock Covered Bonds LLP, this resulted in an increase in the deemed loan from Northern Rock plc to the LLP of £1.4 billion. This was financed by the receipt of a further loan from Northern Rock plc.

On the following dates Northern Rock plc assigned additional mortgage assets to the Northern Rock Covered Bonds LLP, which has resulted in an increase in the deemed loan from Northern Rock plc to the LLP of the same amount:

20 March 2005 £0.3 billion, 16 April 2005 £0.8 billion, 21 May 2005 £0.8 billion, 23 July 2005 £0.3 billion, 20 August 2005 £0.3 billion and 18 December 2005 £0.8 billion.

The increase in the deemed loan was financed by principal received by the LLP from other elements of the deemed loan.

Details of transactions with Northern Rock plc after the year end are set out in Note 16 to the financial statements.

Review of business

There were no changes to the LLP's business during the year.

Results

The results for the period are set out on page 6. The profit for the period of £186,898,000 (2004: £55,674,000) will be transferred to reserves.

Designated members

The designated members during the period were:

Northern Rock plc
Moore Investments Limited

Members' report (continued)

Members' interests

The policy regarding the allocation of profits to members and the treatment of capital contributions is set out in the accounting policies statement on pages 10 to 13.

Employees

The LLP does not have any employees. (2004: nil)

Supplier payment policy

It is the LLP's policy that payments made to suppliers are made in accordance with those terms and conditions agreed between the LLP and its suppliers.

The LLP owed no amounts to trade creditors at 31 December 2005 and 31 December 2004.

Statement of Members' responsibilities in respect of the financial statements

The Companies Act, as applied to Limited Liability Partnerships, requires the members to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the LLP at the end of the financial period and of the profit or loss for that period.

In preparing the financial statements, the members are required to:

- Select suitable accounting policies and apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State that the financial statements comply with IFRS;
- Prepare the financial statements on the going concern basis unless it is not appropriate to presume that the LLP will continue in business.

Under Limited Liability Partnership Regulation, Statutory Instrument 01/1090, the members are responsible for ensuring that proper accounting records are maintained which disclose with reasonable accuracy the financial position of the LLP and which enable them to ensure that the financial statements will comply with those regulations. The members have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the LLP and to prevent and detect fraud and other irregularities.

These responsibilities are exercised by the Management Board on behalf of the members.

Members' report (continued)

Independent auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution that they be reappointed will be proposed at the Annual General Meeting.

By order of the Management Board

Northern Rock plc

Moore Investments Limited

Independent auditors' report to the members of Northern Rock Covered Bond LLP

We have audited the financial statements of Northern Rock Covered Bond LLP for the year ended 31 December 2005 which comprise the Income Statement, the Balance Sheet, the Statement of Recognised Income and Expense, the Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the members of the partnership as a body in accordance with the Companies Act 1985 as applied to limited liability partnerships by the Limited Liability Partnerships Act 2000 and regulations made there under, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985, as applied to Limited Liability Partnerships. We also report to you if, in our opinion, the Members' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Members' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Company's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended and the financial statements have been properly prepared in accordance with the provisions of the Limited Liability Partnerships Regulation 2001 made under the Limited Liability Partnerships Act 2000 and the Company's Act 1984, as applied to Limited Liability Partnerships.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne
2006

Income statement for the year ended 31 December 2005

	Note	Year ended 31 December 2005	10 months ended 31 December 2004
		£'000	£'000
Interest receivable and similar income	1	**182,779**	65,922
Interest payable and similar charges	2	**(28,146)**	(10,248)
Other unrealised fair value gains and losses	3	**32,275**	-
Administration expenses	4	**(10)**	-
Profit		**186,898**	55,674

Operating profit relates entirely to continuing operations.

The notes on pages 10 to 26 form an integral part of these financial statements.

Statement of recognised income and expense for the year ended 31 December 2005

	Note	2005 £'000
Profit for the year		**186,898**
Effect of changes in accounting polices		
Adoption of IAS 32 and IAS 39 – fair value of adjustments	15	**24,666**
Total recognised income and expense for the year		**211,564**

Note – Reconciliation of movements in equity

	Note	2005 £'000
Total – As above		**211,564**
Allocated profits	11	(186,898)
Introduced by members	11	4,414,241
Repayment of capital	11	(3,756,604)
Balance as at 31 December 2004		924,818
Balance as at 31 December 2005		**1,607,121**

There were no gains or losses, in the 10 month period ending 31 December 2004 other than that shown in the Income statement on page 6.

Northern Rock Covered Bond LLP

Balance sheet as at 31 December 2005

	Note	2005 £'000	2004 £'000
Assets			
Loans and other debts due from members	5	**4,684,563**	1,977,933
Derivative financial instruments	6	**154,651**	-
Trade and other receivables	7	**198**	30,022
Cash at bank and in hand	8	**640,963**	303,952
Total assets		**5,480,375**	2,311,907
Liabilities			
Loans and other debts due to members	9	**3,756,604**	1,340,800
Trade and other payables	10	**116,650**	46,289
Total liabilities		**3,873,254**	1,387,089
Members' interests			
Members' capital	11	**1,607,121**	924,818
Other reserves	11	**-**	-
Total interest attributable to members		**1,607,121**	924,818
Total interest and liabilities		**5,480,375**	2,311,907
Total Members' interests			
Members' other interests	11	**1,607,121**	924,818
Loans and other debts due from members	11	**(2,463,768)**	(940,726)
Amounts due from members included in prepayments and accrued income	11	**(198)**	(406)
Amounts due to members included in accruals and deferred income	11	**99,086**	46,286
Total Members' interests		**(757,759)**	29,972

The financial statements on pages 6 to 26 were signed on 2006 on behalf of the members of Northern Rock Covered Bond LLP by:

Northern Rock plc Moore Investments Ltd

The notes on pages 10 to 26 form part of these financial statements.

Cash flow statement for the year ended 31 December 2005

	2005 £'000	2004 £'000
Net cash inflow from operating activities		
Profit before taxation	**186,898**	55,674
	186,898	55,674
Changes in operating assets		
Increase in loans due from members	**(2,706,630)**	(1,977,933)
Increase in derivative financial instruments	**(154,651)**	-
Changes in other assets	**29,824**	(30,022)
	(2,831,457)	(2,007,955)
Changes in operating liabilities		
Increase in loans due to members	**2,415,804**	1,340,800
Changes in other liabilities	**70,361**	46,289
	2,486,165	1,387,089
Cash flow from members interests	**495,405**	869,144
Net increase in cash and cash equivalents	**337,011**	303,952
Opening cash and cash equivalents	**303,952**	-
Closing cash and cash equivalents	**640,963**	303,952

Operating activities are the principal revenue producing activities of the Company and other activities which are not investing or financing activities.

Investing activities are the acquisition and disposal of long term assets and other investments not included in cash equivalents.

Financing activities are activities that result in changes in the size and composition of the contributed equity

Under the terms of the mortgage sale agreement, Northern Rock plc, as the originator of the mortgage loans, retains the right to receive excess income arising on those loans, after certain higher priority payments have been met by the LLP. Deferred consideration is disclosed as an allocation of profits in these financial statements.

Deferred purchase consideration

Deferred purchase consideration represents amounts owed under mortgage purchase agreements out of the profits for the period to Northern Rock plc, as the mortgage originator. The mortgage purchase agreement forms part of the transition documents for the Northern Rock Covered Bond Programme.

Deferred consideration is calculated in accordance with the legal structure for the distribution of the LLP's revenue receipts.

Cash flow statement

For the purpose of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition.

Foreign currency translation

Northern Rock Covered Bonds LLP's functional and presentational currency is GBP. The primary economic environment is in the UK and therefore under the guidance of IAS 21 it follows that GBP is the appropriate functional currency.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currency are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting form the restatement and settlement of such transactions are recognised in the income statement.

Segmental reporting

The members of Northern Rock Covered Bond LLP consider that the LLP has one geographical and business segment and therefore is not required to produce additional segmental disclosure.

Transition to IFRS

The LLP's financial statements for the year ending 31 December 2005 are the first annual financial statements that comply with IFRS.

Northern Rock Covered Bond LLP's transition date is its date of incorporation, 20 February 2004. The LLP's adoption date is 20 February 2004.

This has resulted in the following changes:

- In place of income receivable from the beneficial interest in mortgage portfolio, the LLP reports income receivable from deemed loan to group undertaking.

- A cash flow statement is presented for the first time. A comparative cash flow is presented for 2004, prepared under UK GAAP.

Exemption from restatement of comparatives for IAS 32 and IAS 39

The LLP has elected to apply this exemption. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005. The adjustments are detailed in Note 15.

Critical Accounting Estimates

Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. Fair value is based upon cash flow models, which use wherever possible independently sourced market parameter such as interest rate yield curves. Other factors are also considered, such as counterparty credit quality and liquidity.

Notes to the financial statements for the year ended 31 December 2005

1. Interest receivable and similar income

	2005 £'000	10 months ended 31 December 2004 £'000
Income receivable from deemed loan to group undertaking	**160,543**	65,922
Bank interest receivable	**22,236**	-
	182,779	65,922

In 2004, bank interest of £5,748,000 was included within deferred consideration.

2. Interest payable and similar charges

	2005 £'000	10 months ended 31 December 2004 £'000
Interest payable on covered bond swaps	**28,092**	10,248
Other interest payable	**54**	-
	28,146	10,248

3. Other unrealised fair value gains and losses

	2005 £'000	10 months ended 31 December 2004 £'000
Fair value movements of future cash flows excluding interest flows on non hedging derivatives	**22,570**	-
Translation gains and losses on underlying instrument	**9,705**	-
	32,275	-

4. Administrative expenses

	2005	10 months ended 31 December 2004
	£'000	£'000
Other administrative expenses	10	-
	10	-

The audit fee of £26,500 (2004: £22,500) has been paid by Northern Rock plc.

5. Loans and other debts due from members

	2005	2004
	£'000	£'000
Repayable:		
Within 3 months	**20,522**	12,878
After 3 months, but within 6 months	**23,226**	12,673
After 6 months but within 1 year	**46,444**	25,346
After 1 year, but within 5 years	**381,183**	208,676
After 5 years	**4,213,188**	1,718,360
	4,684,563	1,977,933

Under UK GAAP, the LLP reported a beneficial interest in a mortgage portfolio. Following the introduction of IFRS, the beneficial interest in the mortgage portfolio is represented by a deemed loan to Northern Rock plc, which is equivalent in value to the beneficial interest in the mortgage portfolio plus associated intergroup balances directly relating to the beneficial interest in the mortgage portfolio. The mortgage loans are secured on residential property. The mortgage loans and advances to customers are all denominated in sterling and are either at fixed rates or at variable rates of interest, based on the standard variable rate of the administrator, Northern Rock plc.

6. Derivative financial instruments

The LLP's policies as regards derivatives are set out in the accounting policies note on page 11. The LLP does not trade in derivative financial instruments.

All derivative financial instruments are held for economic hedging purposes, although no derivatives are designed as hedging instruments under the terms of IAS 39.

As the LLP did not adopt IAS 32 and 39 until 1 January 2005, it is not applicable to disclose retrospectively for the period ended 31 December 2004.

As at 31 December 2005

	Contract / notional amount	Assets	Liabilities
	£'000	£'000	£'000
Derivatives in economic hedging *relationships* and in accounting hedge relationships:			
Cross currency interest rate swaps	3,777,473	154,651	-
Total recognised derivative assets / liabilities	3,777,473	154,651	-

7. Trade and other receivables

	2005	2004
	£'000	£'000
Accrued interest receivable	**198**	38
Covered bond swap accrual	-	29,984
	198	30,022

8. Cash and cash equivalents

	2005	2004
	£'000	£'000
Cash at bank and in hand	**640,963**	303,952

The LLP has placed its deposit account with a provider of a Guaranteed Investment Contract, Northern Rock plc. Withdrawals from this account are restricted by the detailed priority of payments set out in the transaction documents. The LLP earns a variable rate of interest of 0.25 per cent per annum below LIBOR for one-month sterling deposits.

9. Loans and other debts due to members

The amount owing to Northern Rock plc comprises a term advance equivalent to the amounts raised by Northern Rock plc under its Covered Bond Programme. The rate of interest payable in respect of each term advance shall match the interest rate payable in respect of the corresponding Tranche or Series of Covered Bonds that funded such tranche. This amount is denominated in Euros and translated in the financial statements at the exchange rate at the balance sheet date.

Northern Rock plc will not be relying on repayment of any term advance by the LLP or the interest thereon in order to meet its repayment or interest obligations under the Covered Bonds. The term advances will not be repaid by the LLP until all amounts payable under the corresponding series of Covered Bonds have been repaid in full. Amounts owed by the LLP will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee described below.

The Covered Bonds are unconditionally and jointly and severally guaranteed by Northern Rock plc. Under the terms of the Trust Deed, the LLP has also provided a guarantee as to payments of interest and principal under the Covered Bonds, where amounts would otherwise be unpaid by Northern Rock plc. The obligations of the LLP under its guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets. The principal asset is the deemed loan with Northern Rock plc.

The amounts due to Northern Rock plc mature on 4 May 2009, 20 April 2015, 20 November 2015 and 28 March 2013.

In addition to the Interest Rate Swap Agreement entered into by the LLP with Northern Rock plc the LLP has entered into the Covered Bond Swap Agreements with third party banks. These agreements provide an economic hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and amounts payable by the LLP under the Covered Bond Guarantee in respect of the Covered Bonds. The Covered Bond Swap agreements provide an economic hedge against risks the LLP is exposed to, only following a Northern Rock plc Event of Default and the service on the LLP of a Notice to Pay. As such, no amounts are due and payable under this agreement prior to these events. In accordance with the terms of these swaps, the swap provider will pay to the LLP amounts equivalent to the amounts that would be payable by the LLP under the Covered Bond Guarantee in respect of interest and principal payable under the Covered Bonds and, in return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount equal to three month Sterling LIBOR for the relevant Interest Period plus a spread.

10. Trade and other payables

	2005 £'000	2004 £'000
Inter company accrued loan interest payable	**64,373**	33,494
Other accrued interest payable	**17,560**	-
Deferred consideration	**34,714**	12,792
Other creditors	**3**	3
	116,650	46,289

The intercompany accrued loan interest and deferred consideration are both due to Northern Rock plc, one of the two designated members. This is detailed in Note 12.

11. Members' interests

2005

	Members' capital £'000	Other reserves £'000	Total £'000	Loans due to/(from) members £'000	Total £'000
Members interest as at 31 December 2004	924,818	-	924,818	(894,846)	29,972
Adoption of IAS 32 and IAS 39	24,666	-	24,666	-	24,666
Members' interest as at 1 January 2005	949,484	-	949,484	(894,846)	54,638
Profit for the financial period available for division among members	-	186,898	186,898	-	186,898
Allocated profits:					
Interest payable to Northern Rock plc	-	(79,817)	(79,817)	79,817	-
Deferred consideration	-	(74,803)	(74,803)	74,803	-
Unrealised fair value gains and losses	-	(32,275)	(32,275)	32,275	-
Profit share	-	(3)	(3)	3	-
Introduced by members	4,414,241	-	4,414,241	(5,325,527)	(911,286)
Repayment of capital	(3,756,604)	-	(3,756,604)	3,756,604	-
Drawings	-	-	-	(3)	(3)
Payment of deferred consideration	-	-	-	(88,006)	(88,006)
Members' interest as at 31 December 2005	**1,607,121**	-	**1,607,121**	**(2,364,880)**	**(757,759)**

The loans and other debts due (from) / to members can be analysed as follows:	**2005**	2004
	£'000	£'000
Balance as at 1 January	**(894,846)**	-
Loans and other debts due from members	**(4,684,563)**	(1,977,574)
Cash held at Northern Rock plc	**(640,963)**	(303,952)
	(6,220,372)	(2,281,526)
Loans and other debts due to members	**3,756,604**	1,340,800
Loans and other debts due from members	**(2,463,768)**	(940,726)
Amounts due from members included in prepayments and accrued income	**(198)**	(406)
Amounts due to members included in accruals and deferred income	**99,086**	46,286
Total loans and other debts due from members	**(2,364,880)**	**(894,846)**

The average number of members during the period was two. Entitlement to profit share is based on members' capital balances. NR plc had the largest entitlement for the period under review amounting to £2,000 (2004:£2,000).

2004

	Members' capital	**Other reserves**	**Total**	**Loans due to/(from) members**	**Total**
	£'000	**£'000**	**£'000**	**£'000**	**£'000**
Profit for the financial period available for division among members	-	55,674	55,674	-	55,674
Allocated profits:					
Interest payable to Northern Rock plc	-	(33,494)	(33,494)	33,494	-
Deferred consideration	-	(22,178)	(22,178)	22,178	-
Profit share	-	(2)	(2)	2	-
Introduced by members	2,265,618	-	2,265,618	(2,281,526)	(15,908)
Repayment of capital	(1,340,800)	-	(1,340,800)	1,340,800	-
Drawings	-	-	-	(2)	(2)
Payment of deferred consideration	-	-	-	(9,792)	(9,792)
Members' interest as at 31 December 2004	**924,818**	-	**924,818**	**(894,846)**	**29,972**

12. Related party transactions

A number of transactions are entered into with related parties as part of the LLP's normal day to day business. The outstanding balances at the year end and related expense for the year are set out below:

	2005 £'000	2004 £'000
Deferred consideration due to Northern Rock plc		
Deferred consideration outstanding at 1 January	**12,792**	-
Net amounts accrued	**21,922**	12,792
Deferred consideration outstanding at 31 December	**34,714**	12,792
Deferred consideration expense	**74,803**	22,178

	2005 £'000	2004 £'000
Loans and other debts due to Northern Rock plc		
Loan		
Loan outstanding at 1 January	**1,340,800**	-
Net amounts advanced	**2,415,804**	1,340,800
Loan outstanding at 31 December	**3,756,604**	1,340,800
Accrued interest on loan		
Accrued interest outstanding at 1 January	**33,494**	-
Net amounts (accrued)	**30,879**	33,494
Accrued interest outstanding at 31 December	**64,373**	33,494
Interest expense	**79,817**	3,577

	2005 £'000	2004 £'000
Bank deposit at Northern Rock plc		
Bank deposit as at 1 January	**303,952**	-
Net movement	**337,011**	303,952
Bank deposit as at 31 December	**640,963**	303,952
Bank interest received	**22,236**	5,748

	2005 £'000	2004 £'000
Deemed loan with Northern Rock plc		
Balance as at 1 January	**1,977,933**	-
Net movement	**2,706,630**	1,977,933
Balance as at 31 December	**4,684,563**	1,977,933
Interest received on deemed loan	**160,543**	65,922

13. Balance sheet reconciliation between UK GAAP and IFRS as at 31 December 2004

	Note	UK GAAP £'000	Effect of transition to IFRS £'000	IFRS £'000
Assets				
Beneficial interest in mortgage portfolio	13a	1,977,574	(1,977,574)	-
Deemed loan due from group	13b	-	1,977,933	1,977,933
Trade and other receivables	13c	30,389	(367)	30,022
Cash and cash equivalents		303,952	-	303,952
Total assets		2,311,915	(8)	2,311,907
Liabilities				
Loans and other debts due to members		1,340,800	-	1,340,800
Trade and other payables	13d	46,297	(8)	46,289
Total liabilities		1,387,097	(8)	1,387,089
Members' interests				
Members' capital		924,818	-	924,818
Other reserves		-	-	-
		924,818	-	924,818

13a Beneficial interest in mortgage portfolio

	31 December 2004 £'000
Reclassification as deemed loan due from group	(1,977,574)
Total impact – decrease in beneficial interest in mortgage portfolio	**(1,977,574)**

13b Deemed loan due from group

	31 December 2004 £'000
Reclassification of beneficial interest in mortgage portfolio	1,977,574
Reclassification of trade and other receivables	367
Reclassification of trade and other payables	(8)
Total impact – increase in deemed loan due from group	**1,977,933**

13c Trade and other receivables

	31 December 2004 £'000
Reclassification as deemed loan due from group	(367)
Total impact – decrease in trade and other receivables	**(367)**

13d Trade and other payables

	31 December 2004 £'000
Reclassification as deemed loan due from group	(8)
Total impact – decrease in trade and other payables	**(8)**

The adoption of IFRS did not require any restatement of Members Capital for the period ended 31 December 2004.

14. Income statement reconciliation between UK GAAP and IFRS as at 31 December 2004

	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£'000	£'000	£'000
Continuing operations				
Interest receivable from beneficial loan	14a	65,922	(65,922)	-
Income receivable for deemed loan to group undertaking	14b	-	65,922	65,922
Interest payable and similar charges		(10,248)	-	(10,248)
Profit before taxation		55,674	-	55,674
Taxation		-	-	-
Profit for the year		55,674	-	55,674

14a Interest receivable from beneficial loan interest

	31 December 2004
	£'000
Reclassification as income receivable from deemed loan to group undertaking	(65,922)
Total impact – decrease in interest receivable from beneficial loan interest	**(65,922)**

14b Income receivable from deemed loan to group undertaking

	31 December 2004
	£'000
Reclassification of interest receivable from beneficial loan interest	65,922
Total impact – increase in income receivable from deemed loan to group undertaking	**65,922**

15. Balance sheet reconciliation between UK GAAP and IFRS as at 1 January 2005

	Note	UK GAAP	Effect of transition to IFRS	IFRS
		£'000	£'000	£'000
Assets				
Loans and other debts due from members		1,977,933	-	1,977,933
Derivative financial instruments	15a	-	119,108	119,108
Trade and other receivables	15b	30,022	(29,985)	37
Cash and cash equivalents		303,952	-	303,952
Total assets		2,311,907	89,123	2,401,030
Liabilities				
Loans and other debts due to members	15c	1,340,800	65,315	1,406,115
Trade and other payables	15d	46,289	(858)	45,431
Total liabilities		1,387,089	64,457	1,451,546
Members' interests				
Members' capital	15e	924,818	24,666	949,484
Other reserves		-	-	-
		924,818	24,666	949,484

15a Derivative financial instruments

	1 January 2005
	£'000
Derivatives at clean fair value	89,123
Reclassification of accrued interest on derivatives from trade and other payables	29,985
Total impact – increase in derivative financial instruments	**119,108**

15b Trade and other receivables

	1 January 2005
	£'000
Reclassification of accrued interest on derivatives to derivative financial instruments	(29,985)
Total impact – decrease in trade and other receivables	**(29,985)**

15c Loans and other debts due to members

	1 January 2005 £'000
Restatement of intercompany loan from GBP to Euros	65,315
Total impact – increase in loans and other debts due to members	**65,315**

15d Trade and other payables

	1 January 2005 £'000
Restatement of intercompany loan interest accrual from GBP to Euros	(858)
Total impact – decrease in trade and other payables	**(858)**

15e Members Capital

	1 January 2005 £'000
Derivatives established at clean fair value	89,123
Removal of derivatives at book value	71,430
Transfer of derivatives at book value from members capital	(71,430)
Restatement of intercompany loan from GBP to Euros	(65,315)
Restatement of intercompany loan interest accrual from GBP to Euros	858
Write off of initial fee on derivative financial instruments previously capitalised	5,303
Transfer of initial fee on derivative financial instruments from members capital	(5,303)
Total impact – increase in members' capital	**24,666**

16. Post balance sheet events

On 27 March 2006 Northern Rock plc assigned an additional £1.4 billion of mortgage assets to the Northern Rock Covered Bonds LLP this resulted in an increase in the deemed loan from NR to the LLP of £1.4 billion. This was financed by the receipt of a further loan from Northern Rock plc on 29 March 2006.

On the following dates Northern Rock plc assigned additional mortgage assets to the Northern Rock Covered Bonds LLP, which resulted in an increase in the deemed loan of the same amount:

20 Feb 2006 £0.3 billion, 27 March 2006 £0.6 billion, 29 May 2006 £0.8 billion and 19 June 2006 £0.3 billion.

These mortgage assets were financed by principal received by the Northern Rock Covered Bond LLP on other mortgage assets already assigned to the Northern Rock Covered Bond LLP.

17. Parent undertaking and controlling party

The LLP's ultimate parent and controlling parent is Northern Rock plc. Copies of the financial statements of Northern Rock plc can be obtained from Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

Northern Rock Covered Bond LLP

Unaudited interim report and financial statements

for the 6 months ended 30 June 2006

Registered Number: OC306984

Northern Rock Covered Bond LLP

Unaudited interim report and financial statements for the 6 months ended 30 June 2006

Contents

Northern Rock Covered Bond LLP

Members and LLP information

Members

Northern Rock plc

Moore Investments Limited

Management Board

David Johnson

Phillip Robinson

Antony Swalwell

Christopher Jobe

Registered office

Northern Rock House

Gosforth

Newcastle upon Tyne

NE3 4PL

Independent Auditors

PricewaterhouseCoopers LLP

89 Sandyford Road

Newcastle upon Tyne

NE99 1PL

Northern Rock Covered Bond LLP

Members' report

On behalf of the members of Northern Rock Covered Bond LLP ("the LLP"), the Management Board presents their report and unaudited financial statements for the 6 months ended 30 June 2006.

Principal activity

The LLP is a special purpose vehicle whose principal activity is a deemed loan comprising mortgage loans and their related security to Northern Rock plc pursuant to the terms of the mortgage sale agreement entered into on 30 April 2004 and to guarantee the covered bonds issued by Northern Rock plc. The principal activities of the LLP are summarised in the LLP Deed dated 30 April 2004.

On 27 March 2006 Northern Rock plc assigned an additional £1.4 billion of mortgage assets to the Northern Rock Covered Bond LLP, this resulted in an increase in the deemed loan from Northern Rock plc to the LLP of £1.4 billion. This was financed by the receipt of a further loan from Northern Rock plc on 29 March 2006.

On the following dates Northern Rock plc assigned additional mortgage assets to the Northern Rock Covered Bond LLP, which resulted in an increase in the deemed loan of the same amount:

20 February 2006 £0.3 billion, 27 March 2006 £0.6 billion, 29 May 2006 £0.8 billion and 19 June 2006 £0.3 billion.

The increase in the deemed loan was financed by principal received by the LLP from other elements of the deemed loan.

Review of business

There were no changes to the LLP's business during the period.

Results

The results for the period are set out on page 4. The loss for the period of £130,567,000 will be transferred to reserves.

Designated members

The designated members during the period were:

Northern Rock plc
Moore Investments Limited

Members' interests

The policy regarding the allocation of profits to members and the treatment of capital contributions is set out in the accounting policies statement on pages 8 to 10.

Employees

The LLP does not have any employees.

Members' report (continued)

Supplier payment policy

It is the LLP's policy that payments made to suppliers are made in accordance with those terms and conditions agreed between the LLP and its suppliers.

The LLP owed no amounts to trade creditors at 30 June 2006.

Statement of Members' responsibilities in respect of the financial statements

The Companies Act, as applied to Limited Liability Partnerships, requires the members to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the LLP at the end of the financial period and of the profit or loss for that period.

In preparing the financial statements, the members are required to:

- Select suitable accounting policies and apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State that the financial statements comply with IFRS;
- Prepare the financial statements on the going concern basis unless it is not appropriate to presume that the LLP will continue in business.

Under Limited Liability Partnership Regulation, Statutory Instrument 01/1090, the members are responsible for ensuring that proper accounting records are maintained which disclose with reasonable accuracy the financial position of the LLP and which enable them to ensure that the financial statements will comply with those regulations. The members have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the LLP and to prevent and detect fraud and other irregularities.

These responsibilities are exercised by the Management Board on behalf of the members.

Northern Rock Covered Bond LLP

Income statement for the 6 months ended 30 June 2006

	Note	6 months ended 30 June 2006 (Unaudited) £'000
Interest receivable and similar income	1	153,439
Interest payable and similar charges	2	(20,952)
Other unrealised fair value gains and losses	3	(263,056)
Administration expenses	4	2
Loss		(130,567)

Operating loss relates entirely to continuing operations.

The notes on pages 8 to 17 form an integral part of these financial statements.

Northern Rock Covered Bond LLP

Statement of recognised income and expense for the 6 months ended 30 June 2006

There were no gains or losses in the period other than those shown on page 4.

Note – Reconciliation of movements in equity

	Note	6 months ended 30 June 2006 (Unaudited) £'000
Total – As per page 4		**(130,567)**
Allocated loss	11	130,567
Introduced by members	11	5,015,681
Repayment of capital	11	(5,158,763)
Balance as at 31 December 2005	11	1,607,121
Balance as at 30 June 2006		**1,464,039**

Northern Rock Covered Bond LLP

Balance sheet as at 30 June 2006

	Note	30 June 2006 (Unaudited) £'000
Assets		
Loans and other debts due from members	5	5,935,806
Trade and other receivables	7	714
Cash at bank and in hand	8	892,263
Total assets		6,828,783
Liabilities		
Loans and other debts due to members	9	5,158,763
Derivative financial instruments	6	96,079
Trade and other payables	10	109,902
Total liabilities		5,364,744
Members' interests		
Members' capital	11	1,464,039
Total interest attributable to members		1,464,039
Total interest and liabilities		6,828,783
Total Members' interests		
Members' other interests	11	1,464,039
Loans and other debts due from members	11	(4,034,186)
Amounts due from members included in prepayments and accrued income	11	(151)
Amounts due to members included in accruals and deferred income	11	109,263
Total Members' interests		(2,461,035)

The notes on pages 9 to 18 form part of these financial statements.

Northern Rock Covered Bond LLP

Cash flow statement for the 6 months ended 30 June 2006

	6 months ended 30 June 2006 (Unaudited) £'000
Net cash outflow from operating activities	
Loss before taxation	(130,567)
	(130,567)
Changes in operating assets	
Increase in loans due from members	(1,251,243)
Changes in derivative financial instruments	250,730
Changes in other assets	(516)
	(1,001,029)
Changes in operating liabilities	
Increase in loans due to members	1,402,159
Changes in other liabilities	(6,747)
	1,395,412
Cash flow from members interests	(12,516)
Net increase in cash and cash equivalents	251,300
Opening cash and cash equivalents	640,963
Closing cash and cash equivalents	892,263

Operating activities are the principal revenue producing activities of the Company and other activities which are not investing or financing activities.

Investing activities are the acquisition and disposal of long term assets and other investments not included in cash equivalents.

Financing activities are activities that result in changes in the size and composition of the contributed equity.

Northern Rock Covered Bond LLP

Statement of accounting policies

The principal accounting policies adopted in the preparation of these unaudited financial statements are set out below. These policies have been consistently applied to all of the period presented, unless otherwise stated.

Basis of preparation
These unaudited financial statements reflect the results for the six months ended 30 June 2006.

Accounting Convention
These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations that, under European Regulations, are effective or available for early adoption of the LLP's first reporting date under IFRS, 31 December 2005, and with those parts of the Companies Act 1985 applicable to LLP's reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities held at fair value through the income statement. A summary of the more important accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principals requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Interest income and expense
Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the LLP estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the LLP that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Revenue shall only be recognised when the members of Northern Rock Covered Bond LLP believe that it is probable that the economic benefits of the transaction will flow to the LLP.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Fees and commissions

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided.

Tax provisions

Taxation on all partnership profits is solely the personal liability of individual members, consequently, neither taxation nor related deferred taxation in the LLP are accounted for in these financial statements.

Loans and other debts due from members

The deemed loan from Northern Rock plc is included in loans and other debts due from members in the balance sheet and the analysis of total members' interests. The deemed loan is recorded at amortised cost.

Financial Instruments

Interest rate risk associated with the beneficial interest on the mortgage portfolio is managed by an interest rate swap with Northern Rock plc which requires the LLP to pay the effective yield on the mortgage portfolio and receive payments based on a rate linked to three month sterling LIBOR. The cost of the interest rate swap is included in interest payable.

The LLP has also entered into covered bond swaps with third party banks to hedge certain interest rate, currency and/or other risks in respect of amounts received by the LLP under the mortgage loans and the interest rate swap and amounts payable by the LLP to Northern Rock plc under the inter company loan agreement.

All derivative transactions are undertaken for economic hedging purposes. Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged.

VAT

Value added tax is not recoverable by the LLP and is included with its related cost.

Contributions and Drawings

Under the terms of the mortgage sale agreement which forms part of the transaction documents for the NR Covered Bond Programme, Northern Rock plc is treated as having made a capital contribution to the LLP in an amount equal to the difference between the current balance of the loans assigned at the transfer date and the cash payment made by the LLP for the loans and relevant security on the transfer date.

If so requested by the management board, the members may from time to time make cash contributions to the LLP which will constitute cash capital contributions. The liquidation member, Moore Investments Limited, will not make any capital contributions to the LLP. No interest is paid on the members' capital balances.

Capital distributions may only be made in accordance with the LLP Deed where sufficient principal receipts are available and higher priority payments have been made.

Under the priority of payments, payment pro rata and pari passu to the members of the sum of £3,000 (or such other sum as may be agreed by members from time to time) in aggregate, is allocated and paid to each Member annually in proportion to their respective capital contribution balances as at the relevant calculation date subject to a minimum of £1 each, as their profit for their respective interests as members in the LLP.

Northern Rock Covered Bond LLP

Under the terms of the mortgage sale agreement, Northern Rock plc, as the originator of the mortgage loans, retains the right to receive excess income arising on those loans, after certain higher priority payments have been met by the LLP. Deferred consideration is disclosed as an allocation of profits in these financial statements.

Deferred purchase consideration

Deferred purchase consideration represents amounts owed under mortgage purchase agreements out of the profits for the period to Northern Rock plc, as the mortgage originator. The mortgage purchase agreement forms part of the transition documents for the Northern Rock Covered Bond Programme.

Deferred consideration is calculated in accordance with the legal structure for the distribution of the LLP's revenue receipts.

Cash flow statement

For the purpose of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition.

Foreign currency translation

Northern Rock Covered Bonds LLP's functional and presentational currency is GBP. The primary economic environment is in the UK and therefore under the guidance of IAS 21 it follows that GBP is the appropriate functional currency.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currency are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting form the restatement and settlement of such transactions are recognised in the income statement.

Segmental reporting

The members of Northern Rock Covered Bond LLP consider that the LLP has one geographical and business segment and therefore is not required to produce additional segmental disclosure.

Critical Accounting Estimates

Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. Fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves. Other factors are also considered, such as counterparty credit quality and liquidity.

Northern Rock Covered Bond LLP

Notes to the financial statements for the 6 months ended 30 June 2006

1. Interest receivable and similar income

	6 months ended 30 June 2006 £'000
Income receivable from deemed loan to group undertaking	132,259
Bank interest receivable	21,180
	153,439

2. Interest payable and similar charges

	6 months ended 30 June 2006 £'000
Interest payable on covered bond swaps	20,863
Other interest payable	89
	20,952

3. Other unrealised fair value gains and losses

	6 months ended 30 June 2006 £'000
Fair value movements of future cash flows excluding interest flows on non hedging derivatives	238,980
Translation losses on underlying *instrument*	24,076
	263,056

4. Administrative expenses

	6 months ended 30 June 2006 £'000
Other administrative expenses	(2)
	(2)

5. Loans and other debts due from members

	30 June 2006 £'000
Repayable:	
Within 3 months	27,698
After 3 months, but within 6 months	28,741
After 6 months but within 1 year	57,362
After 1 year, but within 5 years	481,683
After 5 years	5,340,322
	5,935,806

Loans and other debts due from members represent a deemed loan to Northern Rock plc, which is equivalent in value to the beneficial interest in the mortgage portfolio plus associated intergroup balances directly relating to the beneficial interest in the mortgage portfolio. The mortgage loans are secured on residential property. The mortgage loans and advances to customers are all denominated in sterling and are at fixed rates or at variable rates of interest, based on the standard variable rate of the administrator, Northern Rock plc.

6. Derivative financial instruments

The LLP's policies as regards derivatives are set out in the accounting policies note on page 9. The LLP does not trade in derivative financial instruments.

All derivative financial instruments are held for economic hedging purposes, although no derivatives are designed as hedging instruments under the terms of IAS 39.

As at 30 June 2006

	Contract / notional amount	Assets	Liabilities
	£'000	£'000	£'000
Derivatives in economic hedging relationships and in accounting hedge relationships:			
Cross currency interest rate swaps	5,185,646	-	(96,079)
Total recognised derivative assets / (liabilities)	5,185,646	-	(96,079)

7. Trade and other receivables

	30 June 2006
	£'000
Accrued interest receivable	151
Other receivables	563
	714

8. Cash and cash equivalents

	30 June 2006
	£'000
Cash at bank and in hand	892,263

The LLP has placed its deposit account with a provider of a Guaranteed Investment Contract, Northern Rock plc. Withdrawals from this account are restricted by the detailed priority of payments set out in the transaction documents. The LLP earns a variable rate of interest of 0.25 per cent per annum below LIBOR for one-month sterling deposits.

9. Loans and other debts due to members

The amount owing to Northern Rock plc comprises a term advance equivalent to the amounts raised by Northern Rock plc under its Covered Bond Programme. The rate of interest payable in respect of each term advance shall match the interest rate payable in respect of the corresponding Tranche or Series of Covered Bonds that funded such tranche.

Northern Rock plc will not be relying on repayment of any term advance by the LLP or the interest thereon in order to meet its repayment or interest obligations under the Covered Bonds. The term advances will not be repaid by the LLP until all amounts payable under the corresponding series of Covered Bonds have been repaid in full. Amounts owed by the LLP will be subordinated to amounts owed by the LLP under the Covered Bond Guarantee described below.

The Covered Bonds are unconditionally and jointly and severally guaranteed by Northern Rock plc. Under the terms of the Trust Deed, the LLP has also provided a guarantee as to payments of interest and principal under the Covered Bonds, where amounts would otherwise be unpaid by Northern Rock plc. The obligations of the LLP under its guarantee constitute direct obligations of the LLP secured against the assets from time to time of the LLP and recourse against the LLP is limited to such assets. The principal asset is the deemed loan with Northern Rock plc.

The amounts due to Northern Rock plc mature on 4 May 2009, 20 April 2015, 20 November 2015 and 28 March 2013.

In addition to the Interest Rate Swap Agreement entered into by the LLP with Northern Rock plc the LLP has entered into the Covered Bond Swap Agreements with third party banks. These agreements provide an economic hedge against interest rate, currency and/or other risks in respect of amounts received by the LLP under the Loans and the Interest Rate Swaps and amounts payable by the LLP under the Covered Bond Guarantee in respect of the Covered Bonds. The Covered Bond Swap agreements provide an economic hedge against risks the LLP is exposed to, only following a Northern Rock plc Event of Default and the service on the LLP of a Notice to Pay. As such, no amounts are due and payable under this agreement prior to these events. In accordance with the terms of these swaps, the swap provider will pay to the LLP amounts equivalent to the amounts that would be payable by the LLP under the Covered Bond Guarantee in respect of interest and principal payable under the Covered Bonds and, in return, the LLP will pay to the Covered Bond Swap Provider on each LLP Payment Date an amount equal to three month Sterling LIBOR for the relevant Interest Period plus a spread.

10. Trade and other payables

	30 June 2006 £'000
Inter company accrued loan interest payable	61,342
Other accrued interest payable	6
Deferred consideration	47,921
Other creditors	633
	109,902

The inter company accrued loan interest and deferred consideration are both due to Northern Rock plc, one of the two designated members. This is detailed in Note 12.

11. Members' interests

	Members' capital £'000	Other reserves £'000	Total £'000	Loans due to/(from) members £'000	Total £'000
Members interest as at 31 December 2005	1,607,121	-	1,607,121	(2,364,880)	(757,759)
Profit for the financial period available for division among members	-	(130,567)	(130,567)	-	(130,567)
Allocated profits:					
Interest payable to Northern Rock plc	-	(86,589)	(86,589)	86,589	-
Deferred consideration	-	(45,898)	(45,898)	45,898	-
Unrealised fair value gains and losses	-	263,056	263,056	(263,056)	-
Profit share	-	(2)	(2)	2	-
Introduced by members	5,015,681	-	5,015,681	(6,828,069)	(1,812,388)
Repayment of capital	(5,158,763)	-	(5,158,763)	5,158,763	-
Drawings	-	-	-	(2)	(2)
Payment of deferred consideration	-	-	-	239,682	239,682
Members' interest as at 30 June 2006	1,464,039	-	1,464,039	(3,925,073)	(2,461,034)

The loans and other debts due from/ (to) members can be analysed as follows:

	30 June 2006 £'000
Balance as at 1 January	(2,364,880)
Loans and other debts due from members	(5,935,806)
Cash held at Northern Rock plc	(892,263)
	(9,192,949)
Loans and other debts due to members	5,158,763
Loans and other debts due from members	(4,034,186)
Amounts due from members included in prepayments and accrued income	(151)
Amounts due to members included in accruals and deferred income	109,263
Total loans and other debts due from members	**(3,925,073)**

The average number of members during the period was two. Entitlement to profit share is based on members' capital balances. NR plc had the largest entitlement for the period under review amounting to £1,000.

12. Related party transactions

A number of transactions are entered into with related parties as part of the LLP's normal day to day business. The outstanding balances at the period end and related expense for the period are set out below:

	30 June 2006 £'000
Deferred consideration due to Northern Rock plc	
Deferred consideration outstanding at 1 January	34,714
Net amounts accrued	13,207
Deferred consideration outstanding at 30 June	47,921
Deferred consideration expense	45,898

Northern Rock Covered Bond LLP

	30 June 2006 £'000
Loans and other debts due to Northern Rock plc	
Loan	
Loan outstanding at 1 January	**3,756,604**
Net amounts advanced	**1,402,159**
Loan outstanding at 30 June	**5,158,763**
Accrued interest on loan	
Accrued interest outstanding at 1 January	**64,373**
Net amounts (accrued)	**(3,031)**
Accrued interest outstanding at 30 June	**61,342**
Interest expense	**86,589**

	30 June 2006 £'000
Bank deposit at Northern Rock plc	
Bank deposit as at 1 January	**640,963**
Net movement	**251,300**
Bank deposit as at 30 June	**892,263**
Bank interest received	**21,180**

	30 June 2006 £'000
Deemed loan with Northern Rock plc	
Balance as at 1 January	**4,684,563**
Net movement	**1,251,243**
Balance as at 30 June	**5,935,806**
Interest received on deemed loan	**132,259**

13. Parent undertaking and controlling party

The LLP's ultimate parent and controlling parent is Northern Rock plc. Copies of the financial statements of Northern Rock plc can be obtained from Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

ISSUER

Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL

THE LLP

Northern Rock Covered Bond LLP
Northern Rock House
Gosforth
Newcastle upon Tyne NE3 4PL

SECURITY TRUSTEE AND BOND TRUSTEE

The Bank of New York, London Branch
48th Floor
One Canada Square
London E14 5AL

PRINCIPAL PAYING AGENT, REGISTRAR AND EXCHANGE AGENT

Citibank N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

LEGAL ADVISERS

To the Issuer, the LLP and the Seller as to English and United States law
Allen & Overy LLP
One New Change
London EC4M 9QQ

To the Issuer, the LLP and the Seller as to Scots law
Tods Murray LLP
Edinburgh Quay
133 Fountainbridge,
Edinburgh EH3 9AG

To the Dealers as to English and United States law
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

To the Security Trustee and the Bond Trustee as to English law
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

To the Liquidation Member and Holdings as to Jersey law
Mourant du Feu & Jeune
22 Grenville Street
St Helier,
Jersey JE4 8PX

AUDITORS

To the LLP and the Issuer
PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne NE99 1PL

DEALERS

ABN AMRO Bank N.V. London Branch
Citigroup Global Markets Limited
HSBC Bank plc
UBS Limited

Barclays Bank PLC
Deutsche Bank AG

Bayerische Hypo- und Vereinsbank AG
Dresdner Bank Aktiengesellschaft
IXIS Corporate & Investment Bank
WestLB AG

AUTHORISED ADVISER

Barclays Bank PLC
5 The North Colonnade

imprima — C94509

NORTHERN ROCK PLC

RECEIVED

REGULATORY ANNOUNCEMENTS
2006
(SEPTEMBER TO DECEMBER)

Regulatory Announcement		Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding	30 November 06 5 December 06 20 December 06	ASAP but no later than the close of the business day following receipt of information by Northern Rock	DR 3.1.4
2.	Holding(s) in Company	29 November 06	ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7
3.	Notice of AGM and Ancillary Documents	None	ASAP once issued	LR 9.6.3
4.	2005 Annual Report & Accounts	None	ASAP and within 6 months of end of financial period to which they relate	LR 9.8.1
5.	Preliminary Results for Year Ended	None	ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7.2
6.	Interim Results for the 6 Months Ended	None	ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements	28 September 06 2 October 06	N/A	N/A
8.	Results of AGM Resolutions Voting	None	ASAP after AGM	LR 9.6.18
9.	Miscellaneous Directorate Change	18 September 06	ASAP and in any event by the end of the business day following the decision or receipt of notice about the change by the Company	LR 9.6.11
	Brokerage Announcement	20 December 06		N/A
10.	Issue of Debt	None	ASAP	LR 9.6.4
11.	Notice of Early Redemption	3 October 06	ASAP but no later than 7.30am on the business day following receipt of information by Northern Rock	LR 12.5.2
12.	Annual Information Update	None	20 working days after the publication of the annual financial statements	PR 5.2

13.	Notification of Stabilisation	None	Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms	19 September 06 28 September 06 28 September 06 3 October 06 18 October 06	As soon as practical	PR 2.2.9
15.	Publication of Prospectus/Offering Circular €20,000,000,000 Covered Bond Programme	 17 October 06	As soon as practical	PR 3.2.2 PR 3.4
16.	Publication of US Prospectus/Offering Circular	None	N/A	N/A
17.	Voting Rights and Share Capital	21 December 06	31 December 06	Transparency Directive 5.6.1

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"MAR" means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE
2006
(SEPTEMBER TO DECEMBER)

Documents Filed with Companies House		Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary	None	14 days from occurrence	CA85 S.288
2.	Annual Accounts including Directors' Remuneration Report	None	7 months from accounting reference date	CA85 S.242
3.	Ordinary and Special Resolutions	None	Within 15 days after it was passed or made	CA85 S.380
4.	Form 363s Annual Return	20 November 06	28 Days after return date	CA85 S.363
5.	Form 123 Notice of Increase in Nominal Capital	21 December 06	Within 15 days after passing of resolution	CA85 S.123
6.	Form 88(2) (Revised 2005) Return of Allotment of Shares	21 December 06	Within one month from allotment of shares	CA85 S.88(2)
7.	Form 128(1) Statement of Rights Attached to Allotted Shares	21 December 06	Within one month from allotment of shares	CA85 S.128(1)

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

2006

(SEPTEMBER TO DECEMBER)

1. DIRECTOR/PDMR SHAREHOLDING

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	13:07 30-Nov-06
Number	0075N

RNS Number:0075N
Northern Rock PLC
30 November 2006

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS

1. Name of Company:
NORTHERN ROCK PLC

2. Name of Director:
MR A M KUIPERS

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
DIRECTOR NAMED ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
DIRECTOR NAMED ABOVE

5. Please state whether notification relates to a person(s)connected with the director named in 2 above and identify the connected person(s):
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
10,000

8. Percentage of issued class:
0.002%

9. Number of shares/amount of stock disposed:
N/A

10. Percentage of issued class:
N/A

11. Class of security:
ORDINARY 25p

12. Price per share:
£11.35

13. Date of transaction:
30 NOVEMBER 2006

14. Date company informed:
30 NOVEMBER 2006

15. Total holding following this notification:
186,129

16. Total percentage holding of issued class following this notification:
0.044%

17. Contact name for queries:
JULIE SHIPLEY

18. Contact telephone number:
0191 279 4478

19. Name of company official responsible for making notification:
JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	15:41 05-Dec-06
Number	3010N

RNS Number:3010N
Northern Rock PLC
05 December 2006

NORTHERN ROCK PLC

BONUS MATCHING PLAN

Northern Rock plc (the Company) announces that on 30 November 2006 Carey Trustees Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 40,057 Ordinary 25p Shares (Shares) in the Company to participants under the 2003 Bonus Matching Plan which has now matured. The Company's Directors/Persons Discharging Managerial Responsibilities are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,971,740 Shares representing 1.42% of the Company's issued share capital.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	09:24 20-Dec-06
Number	30210

RNS Number:30210
Northern Rock PLC
20 December 2006

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS

1. Name of Company:
NORTHERN ROCK PLC

2. Name of Director/PDMR:
NICHOLAS ADAM HODNETT FENWICK

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
HOLDING IS IN THE NAME OF NICHOLAS ADAM HODNETT FENWICK, AS NOTED IN 2 ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
SPEIRS & JEFFREY CLIENT NOMINEES LIMITED

5. Please state whether notification relates to a person(s)connected with the director named in 2 above and identify the connected person(s):
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
1,250

8. Percentage of issued class:
0.0003%

9. Number of shares/amount of stock disposed:
N/A

10. Percentage of issued class:
N/A

11. Class of security:
ORDINARY 25p

12. Price per share:
£11.827

13. Date of transaction:

2. HOLDING IN COMPANY

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	13:01 29-Nov-06
Number	9157M

RNS Number:9157M
Northern Rock PLC
29 November 2006

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 29 November 2006 in accordance with Section 198 of the Companies Act 1985 that as at 24 November 2006, Lazard Asset Management LLC ("LAM LLC") Group has an interest in the Company's ordinary 25p shares ("Shares"), holding a total of 12,652,163 Shares. This holding represented 3.004% of the issued share capital of the Company.

The Shares were held in portfolios managed by LAM LLC Group on a discretionary basis for clients of Lazard funds. Accordingly, their interest in 12,652,163 Shares is pursuant to Section 208(5) of the Act.

In addition, Lazard Limited and Lazard Group LLC continue to have a notifiable interest in the Shares pursuant to Section 203(3) of the Act.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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3. NOTICE OF AGM AND ANCILLARY DOCUMENTS

4. ANNUAL REPORT AND ACCOUNTS

5. PRELIMINARY RESULTS

6. INTERIM RESULTS

7. NOTICE OF TRADING STATEMENTS

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Notice of Trading Statement
Released	09:31 28-Sep-06
Number	6122J

RNS Number:6122J
Northern Rock PLC
28 September 2006

NORTHERN ROCK PLC

Northern Rock plc announces its intention to issue a Trading Statement for the 9 months to 30 September 2006, at 7.00 am on Monday 2 October 2006.

City Contacts

Bob Bennett
Group Finance Director
0191 279 4346

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Corporate Relations
0191 279 4676

Ron Stout
Corporate Relations
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Trading Statement
Released	07:00 02-Oct-06
Number	7444J

RNS Number:7444J
Northern Rock PLC
02 October 2006

NORTHERN ROCK PLC

TRADING STATEMENT

FOR THE 9 MONTHS TO 30 SEPTEMBER 2006

INTRODUCTION

Northern Rock informs the market of its continued strong trading performance to 30 September 2006, which is in line with guidance given at the time of the 2006 Interim Results and its strategic intention of achieving annual growth in assets of 20% (+/- 5%) and annual growth in underlying profits attributable to shareholders of 20% (+/- 5%).

STRATEGY

Northern Rock's strategy remains unchanged. It is based on combining sector leading, low cost operations, product transparency and customer driven distribution to produce attractive products at competitive prices. Strong retention and a low appetite for risk continue to generate good growth in high quality assets, leading to attractive returns to shareholders. We remain confident of achieving our strategic target of maintaining Return on Equity in the 19-22% range.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

The UK economy remains healthy with stable GDP growth and historically low levels of unemployment. Despite the interest rate rise announced by the Bank of England in August, affordability remains good for mortgage borrowers who are in employment. We expect this relatively benign economic background to continue, providing strong support for the UK mortgage market.

House price inflation (excluding the rises seen in Central London) has generally slowed closer

towards the rate of wage inflation, and housing transactions this year have risen from the levels seen in 2005, as First Time Buyers drift back into the market. This background has led to an increase in mortgage lending for house purchases during 2006 for the industry as a whole.

Demand for remortgages also remains strong as borrowers increasingly switch products when their current deal expires and as households reorganise their finances. Given these conditions, Northern Rock expects annual UK gross mortgage lending to be at least £330bn in 2006 and at similar levels in 2007.

LENDING

Northern Rock's strong lending performance has continued in the second half of the year, with all three lending arms (secured residential, secured commercial and personal unsecured) performing in line with expectations. We continue to target asset growth through absolute lending volumes rather than market share. Total net lending for the first nine months of 2006 is consistent with delivering asset growth for the full year well within the top half of our strategic range of 20% (+/- 5%).

Northern Rock's lending continues to be dominated by loans secured on residential property, which represent 90% of total lending. As the mortgage market remains strong and as our retention performance continues to gain strength, we can achieve our targeted growth with only modest increases in gross residential market share.

The total pipeline of new business at the end of September was £6.5bn, an increase of 18% since the end of June, which is consistent with our targeted balance sheet growth. The residential pipeline carried into the final quarter is £6.0bn, 21% higher than the end of the first half of this year.

Within residential lending, our lifestyle products, which comprise Together, Lifetime and Buy-to-Let, have accounted for 42% of completions so far in 2006, of which Together alone was 33%. Our retention continues to grow - this is reflected in the market share for redemptions. In 2006, our market share of residential redemptions is a step lower than both our share of stock and the market share of completions two years ago. This is also expected to be the case at the year end.

Unsecured lending represents just under 9% of total Commercial Assets. We continue to prefer unsecured lending where it is combined with a secured loan and these currently represent around 41% of the total stock of unsecured loans.

Growth in secured commercial lending remains modest in the light of market conditions.

We are continuing to develop our partnership with Lehman Brothers to offer near-prime, sub-prime and self certified loans to customers. The credit risk on these loans will not be borne by Northern Rock, but we will earn fee income for the loan introduction. We anticipate the venture being fully operational early in 2007.

CREDIT QUALITY

The credit quality of all our lending portfolios is closely monitored and tightly controlled. Residential arrears have shown no deterioration since the Half Year and remain below half the industry average of 0.96% (Council of Mortgage Lenders, June 2006).

Unsecured and commercial arrears remain low and neither has deteriorated since the position at the end of June.

Behavioural credit rescores in both the residential and unsecured loan books have remained stable since the Half Year.

In the absence of deterioration in the economic background, we expect the impairment charge in the second half of the year to be lower than that seen in the first half.

FUNDING

We have continued to maintain a diversified and balanced funding platform in the second half of the year. Retail funding volumes have remained high. We remain on track to expand our internet-based retail offering into Denmark early in 2007.

We have recently completed the third issue of 2006 from the Granite residential securitisation programme. As with previous transactions, the deal was heavily oversubscribed and as a result was upsized to £5.5bn. It was also keenly priced and at Libor +16bps matched the previous cheapest deal in May. A further issue is expected to be completed in the fourth quarter.

Following the recent upgrade by Standard & Poor's of its long term credit rating on Northern Rock, there has been more focus on traditional wholesale funding in the second half of the year.

We also expect to complete a further issue under our Covered Bond programme in the fourth quarter.

COSTS

Northern Rock's strategy is to grow costs between a half and two-thirds the rate of asset growth. Costs remain firmly under control and we continue to expect cost growth for the full year - and for next year - to be at the bottom end of this range. We also expect cost growth to be lower than income growth in line with our target, and therefore expect the cost:income ratio again to improve.

CAPITAL

Active capital management remains a key part of Northern Rock's strategy. We do not expect any capital issues in the second half of the year.

We are preparing for the introduction of Basle II commencing in January 2007, with full implementation by 2010, and are progressing our IRB application. Given the low-risk nature of our balance sheet, with a focus on prime residential lending, we continue to expect to benefit from the new regulations.

INCOME & PROFITS

Total spreads and margins for the full year are likely to be similar to the first half. Libor remains above Bank Base Rate which will impact liability spreads, offset by lower funding costs in each of our funding arms. Asset spreads are expected to be stable, reflecting consistent front end pricing and the fact that we have repriced our mortgage backbook through our genuinely open product stance.

The range of underlying post-tax attributable profit forecasts for the full year 2006 from 19 analysts is currently £339m to £363m, with an average of £357m. Northern Rock remains comfortable with this average, which represents growth of 15.9% over post-tax attributable profits delivered in 2005.

Dividend growth will continue to be in line with attributable profit growth in 2006.

COMMENT

Adam J Applegarth, Chief Executive, commented:

"Our strategy of strong growth in low risk assets remains in place. We have sustained the strong performance of the first half of the year into the second half."

"With a strong mortgage market - as house moving transactions increase and as households reorganise debt towards home loans - and our improving retention efforts, we have not had to see jumps in market shares to achieve our balance sheet growth target. This is good news."

"Credit quality - in each of our loan books - has remained good and shows no deterioration since the half year results."

"We remain on track to deliver against all of our strategic targets for the full year."

Further, more detailed, information on Northern Rock's 2006 trading performance will be produced at the Preliminary Results announcement on Wednesday 24 January 2007.

City Contacts

Bob Bennett
Group Finance Director
0191 279 4346

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Corporate Relations
0191 279 4676

Ron Stout
Corporate Relations
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

Important Notice

This announcement should be read in conjunction with our announcement for the half year ended June 2006, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk.

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

END

8. RESULTS OF AGM RESOLUTIONS VOTING

9. MISCELLANEOUS

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	11:42 18-Sep-06
Number	0877J

RNS Number:0877J
Northern Rock PLC
18 September 2006

NORTHERN ROCK ANNOUNCES NEW FINANCE DIRECTOR
Dave Jones to succeed Bob Bennett

Northern Rock plc announced today (18 September 2006) that Bob Bennett will retire from the Board of the Company on 1 February 2007. He is to be replaced as Finance Director by Dave Jones, aged 47, currently Deputy Finance Director of the Company.

Dr Matt Ridley, Chairman, said: "Bob Bennett has given many years of valuable service to Northern Rock. He helped lead a very successful flotation in 1997 and create a clear strategy for the future based on growth, efficiency and credit quality.

"Replacing him has involved us in searching the market for the best external talent. But potential appointees had to be compared with the best of our home grown executives and I am delighted that Dave Jones has emerged successfully from this search for a successor."

Adam Applegarth, Chief Executive, said: "In Dave's appointment, we are able to ensure continuity in the successful development of Northern Rock. As we indicated in our Half Year Results at the end of July, we are meeting all our strategic and operational targets and look forward to the future with confidence."

MEDIA CONTACTS

Northern Rock plc

Brian Giles	Communications Director	0191 279 4676

Finsbury

James Murgatroyd	020 7251 3801

DAVE JONES - BIOGRAPHY

Joined Northern Rock plc in February 1997 to develop the Investor Relations activities prior to and during the plc flotation process.

Appointed Deputy Finance Director in December 2000. Joined the Company's Management Board with effect from November 2004.

Prior to joining Northern Rock - Finance Director of Applied Holographics plc (1993 - 1997) following twelve years with PricewaterhouseCoopers in Newcastle

(UK) and Brisbane (Australia).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Market News

82-35026

Regulatory Announcement

Free annual report

Go to market news section

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Joint Broker
Released	14:58 20-Dec-06
Number	3577O

RNS Number:3577O
Northern Rock PLC
20 December 2006

NORTHERN ROCK PLC

NORTHERN ROCK ANNOUNCES JOINT CORPORATE BROKER

Merrill Lynch appointed to work alongside Hoare Govett

Northern Rock plc announces today (20 December 2006) that Merrill Lynch has been appointed to act as joint corporate broker to the company from 01 January 2007. They will work alongside the existing broker Hoare Govett.

CONTACTS

Northern Rock:

Bob Bennett
Group Finance Director
0191 279 4366

Dave Jones
Finance Director Designate
0191 279 4474

Brian Giles
Communications Director
0191 279 4981

Finsbury:

James Murgatroyd
Finsbury
020 7251 3801

END

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and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

10. ISSUE OF DEBT

11. NOTICE OF EARLY REDEMPTION

RECEIVED

82-35026

Regulatory Announcement

Go to market news section

Company	Northern Rock PLC
TIDM	48AZ
Headline	Early Redemption
Released	13:58 03-Oct-06
Number	2006100300

Northern Rock PLC

NORTHERN ROCK
Floating Rate EMTN 25-09-09
2,900,000 GBP
XS0177209532

Please be advised that this issue will fully redeem on 02-10-06 due to the fact that all investors have chosen to put there bonds in line with the terms and conditions.

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12. ANNUAL INFORMATION UPDATE

13. NOTIFICATION OF STABILISATION

14. PUBLICATION OF FINAL TERMS

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	16:17 19-Sep-06
Number	1817J

RNS Number:1817J
Northern Rock PLC
19 September 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £2,050,000 Floating Rate Notes due September 2012 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 18 September 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 relating to the Programme (the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/1817j -2006-9-19.pdf

For further information, please contact:
Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and

may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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FINAL TERMS

18 September 2006

NORTHERN ROCK PLC

Issue of GBP2,050,000 Floating Rate Notes due September 2012
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19th June 2006 which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the specified office in London of the Agent and the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews, and copies may be obtained from the registered office of the Issuer.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	407
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Pounds Sterling ("GBP")
4.	Aggregate Nominal Amount:	
	- Tranche:	GBP2,050,000
	- Series:	GBP2,050,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	Minimum Denomination of GBP50,000 with increments of GBP1,000 thereafter
7.	(i) Issue Date and Interest Commencement Date:	19 September 2006
8.	Maturity Date:	Interest Payment Date falling in or nearest to 13 September 2012
9.	Interest Basis:	3 month GBP-LIBORBBA -0.01 per cent.

		Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Put Option Applicable (further particulars specified below)
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Interest will be paid quarterly in arrears, on every 23 March, 23 June, 23 September and 23 December, commencing from and including 23 December 2006, up to and including the Maturity Date. There will be a long first coupon, commencing from the Issue Date to 23 December 2006, where linear interpolation shall apply based upon a Designated Maturity of 3 month GBP-LIBOR minus 0.01 per cent. and a Designated Maturity of 4 month GBP-LIBOR minus 0.01 per cent. There will be a short last coupon, commencing from 23 June 2012 to the Maturity Date, where linear interpolation shall apply based upon a Designated Maturity of 2 month GBP-LIBOR minus 0.01 per cent. and a Designated Maturity of 3 month GBP-LIBOR minus 0.01 per cent.
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London

	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
	(vi)	Screen Rate Determination:	
		- Reference Rate:	3 month GBP-LIBOR-BBA
		- Interest Determination Date(s):	First day of each Interest Period
		- Relevant Screen Page:	Reuters LIBOR01
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	-0.01 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/365 (Fixed), Adjusted
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per conditions
17	*Zero Coupon Note Provisions*		Not Applicable
18	Index Linked Interest Note Provisions		Not Applicable
19	Dual Currency Note Provisions		Not Applicable
PROVISIONS RELATING TO REDEMPTION			
20	Issuer Call:		Not Applicable
21	Investor Put:		Applicable. The investor has the right to put the notes in whole (but not in part) at par

(i) Optional Redemption Dates(s):	Annually, on every 23 September, commencing from and including 23 September 2009 up to and including 23 September 2011
(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	GBP50,000 per Note of GBP50,000 Specified Denomination with increments of GBP 1,000 per Note of GBP1,000 Specified Denomination.
(iii) Notice period (if other than as set out in the Conditions):	No less than 5 London Business Days
22. Final Redemption Amount of each Note:	GBP50,000 per Note of GBP50,000 Specified Denomination with increments of GBP 1,000 per Note of GBP1,000 Specified Denomination
23. Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES		
24.	(a) Form of Notes:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable
DISTRIBUTION		
31.	If non-syndicated, name and address of relevant Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB Tel: 020 7773 9090 Fax: 020 7773 4876 Telex: 94020039 BAR G Attn: MTN Dealers
32.	Total commission and concession:	Not Applicable
33.	Whether TEFRA D applicable or TEFRA	

	rules not applicable:	TEFRA D
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility ~~for the~~ information contained in these Final Terms.

Signed on behalf of the Issuer:

By:...

Duly authorised

PART B – OTHER INFORMATION *

1. **LISTING:**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 19 September 2006
(iii)	**Estimate of total expenses related to admission to trading:**	UKLA tranche fee of £100 Listing fee of £500

2. **RATINGS:**

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	A1
Fitch:	A+

3. **NOTIFICATION:** Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:**

(i)	Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii)	Estimated net proceeds:	GBP2,048,934
(iii)	Estimated total expenses:	Not Applicable

6. **YIELD:** (*Fixed Rate Notes only*) – Not Applicable

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic LIBOR other rates can be obtained from Bloomberg.

---

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** - Not Applicable

9. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*) – Not Applicable

10. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0268543773
(ii)	Common Code:	0261854377
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	12:19 28-Sep-06
Number	6241J

RNS Number:6241J
Northern Rock PLC
28 September 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued NOK65,000,000 Fixed Rate Notes due September 2011 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 26 September 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectus dated 3 August 2006 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/6241j_-2006-9-28.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Notes have not been, and will

not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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FINAL TERMS

26 September 2006

NORTHERN ROCK PLC

**Issue of NOK65,000,000 Fixed Rate Notes due September 2011
under the U.S.$15,000,000,000
Euro Medium Term Note Programme**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19th June 2006 and the supplementary prospectus dated 3 August 2006 which together constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. The Prospectus and the supplementary prospectus are available for viewing at the specified office in London of the Agent and the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1.	Issuer:	Northern Rock plc
2.	(i) Series Number:	408
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Norwegian Kroner ("NOK")
4.	Aggregate Nominal Amount:	
	- Tranche:	NOK65,000,000
	- Series:	NOK65,000,000
5.	Issue Price of Tranche:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	NOK500,000
7.	(i) Issue Date and Interest Commencement Date:	28 September 2006
8.	Maturity Date:	28 September 2011

9. Interest Basis:	4.45 per cent. Fixed Rate per annum.
10. Redemption/Payment Basis:	Redemption at par
11. Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of Distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE	
15. Fixed Rate Note Provisions	Applicable
(i) Rate(s) of Interest:	4.45 per cent. per annum payable annually in arrears
(ii) Interest Payment Date(s):	28 September in each year from and including 28 September 2007 up to and including the Maturity Date
(iii) Fixed Coupon Amount(s):	NOK 2,892,500
(iv) Broken Amount(s):	Not Applicable
(v) Day Count Fraction:	30/360 unadjusted
(vi) Determination Date(s):	Not Applicable
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16. Floating Rate Note Provisions	Not Applicable
17. Zero Coupon Note Provisions	Not Applicable
18. Index Linked Interest Note Provisions	Not Applicable
19. Dual Currency Note Provisions	Not Applicable
PROVISIONS RELATING TO REDEMPTION	

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	NOK500,000 per Note of NOK500,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Oslo
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	If non-syndicated, name and address of	Barclays Bank PLC

relevant Dealer:	5 The North Colonnade Canary Wharf London E14 4BB Tel: 020 7773 9090 Fax: 020 7773 4876 Telex: 94020039 BAR G Attn: MTN Dealers
32. Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
33. Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: [signature] ....

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING:**

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 28 September 2006.
(iii) Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. **RATINGS:**

Ratings:	The Notes have been assigned the following ratings: S & P: A+ Moody's: A1 Fitch: A+

3. **NOTIFICATION:** Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:**

(i) Reasons for the offer:	As per "Use of Proceeds" section in the Prospectus
(ii) Estimated net proceeds:	NOK64,885,600
(iii) Estimated total expenses:	Not Applicable

6. **YIELD:** *(Fixed Rate Notes only)* 4.45 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*) Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** Not Applicable

9. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*) Not Applicable

10. **TRADEABLE AMOUNTS:** So long as the Notes are represented by a global note and Euroclear/Clearstream so permit, the notes shall be tradeable in minimum principal amounts of NOK 500.000 and integral multiples of NOK 500.000 in addition thereto.

11. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0269080197
(ii)	Common Code:	026908019
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	12:20 28-Sep-06
Number	6266J

RNS Number:6266J
Northern Rock PLC
28 September 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued £50,000,000 Floating Rate Notes due September 2008 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 26 September 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectus dated 3 August 2006 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/6266j_-2006-9-28.pdf

For further information, please contact:
Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer

of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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FINAL TERMS

26 September 2006

NORTHERN ROCK PLC

Issue of GBP 50,000,0000 Floating Rate Notes due September 2008

under the U.S.$15,000,000,000 Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June 2006 and the supplementary prospectus dated 3 August 2006 which together constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. The Prospectus and the supplementary prospectus are available for viewing at the specified office in London of the Agent and the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1	Issuer	Northern Rock plc
2	(i) Series Number:	406
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Pound Sterling ("GBP")
4	Aggregate Nominal Amount:	
	- Tranche:	GBP 50,000,000
	- Series:	GBP 50,000,000
5	Issue Price of Tranche:	100.01 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	GBP 50,000
7	Issue Date and Interest Commencement Date:	28 September 2006
8	Maturity Date:	Interest Payment Date falling in or nearest to September 2008

9.	Interest Basis:	GBP LIBOR flat Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Quarterly Interest payment dates on the 28th September, December, March and June in each year from and including December 2006 to and including the Maturity Date
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	The Agent
	(vi) Screen Rate Determination: - Reference Rate:	 GBP LIBOR 3 month
	- Interest Determination Date(s):	First day of each Interest Period
	- Relevant Screen Page:	Reuters LIBOR01
	(vii) ISDA Determination:	Not Applicable
	(viii) Margin(s):	None

	(ix) *Minimum Rate of Interest:*	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/365, adjusted
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per Conditions
17.	*Zero Coupon Note Provisions*	Not Applicable
18.	*Index Linked Interest Note Provisions*	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable
PROVISIONS RELATING TO REDEMPTION		
20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	GBP 50,000 per Note of GBP 50,000 Specified Denomination
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	As per Conditions 6(g)
GENERAL PROVISIONS APPLICABLE TO THE NOTES		
24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event.
	(b) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable
DISTRIBUTION		
31.	If non-syndicated, name and address of relevant Dealer:	BNP Paribas 10 Harewood Avenue London NW16AA
32.	Total commission and concession:	Not Applicable
33.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING:**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 28 September 2006.
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. **RATINGS:**

Ratings: The Notes have been assigned the following ratings:

S & P:	A-
Moody's:	A1
Fitch:	A-

3. **NOTIFICATION:**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:**

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:**

(i) Reasons for the offer:	*See "Use of Proceeds" wording in the Prospectus*
(ii) Estimated net proceeds:	*GBP 50,005,000*
(iii) Estimated total expenses:	*Not Applicable*

6. **YIELD:** (*Fixed Rate Notes only*)

Not Applicable

7. **HISTORIC INTEREST RATES:** (*Floating Rate Notes only*)

Details of historic GBP LIBOR rates can be obtained from Bloomberg.

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:** (*Index-Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*)

Not Applicable

10. **TRADEABLE AMOUNTS:**

So long as the Notes are represented by a Global Note and Euroclear/Clearstream so permit, the Notes shall be tradeable in minimum principal amounts of GBP50,000 and integral multiples of GBP50,000 (the "Tradeable Amount") in addition thereto.

11. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0268349452
(ii)	Common Code:	26834945
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Citibank, London
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	16:09 03-Oct-06
Number	8934J

RNS Number:8934J
Northern Rock PLC
03 October 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued CAD 500,000,000 Floating Rate Notes due October 2008 (the "Notes") pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme (the "Programme").

The following document dated 29 September 2006 constitutes the final terms (the "Final Terms") relating to the issue of the Notes for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 19 June 2006 and the Supplementary Prospectus dated 3 August 2006 relating to the Programme (together the " Prospectus"). Full information on Northern Rock and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/8934j_-2006-10-3.pdf

For further information, please contact:
Antony Swalwell, Northern Rock plc
Head of Capital Markets
Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer

of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

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Final terms dated 29 September, 2006

NORTHERN ROCK PLC

Issue of CAD 500,000,000 Floating Rate Note due October, 2008
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 19 June, 2006 and the supplementary prospectus dated 3 August 2006 which together constitutes a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus as so supplemented. The Prospectus and the supplementary prospectus are available for viewing at the specified office in London of the Agent and the website of the Regulatory News Service operated by the London Stock Exchange at www.londonstockexchange.com/en-gb/pricenews/marketnews/ and copies may be obtained from the registered office of the Issuer.

1	Issuer:	Northern Rock plc
2.	(i) Series Number:	409
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Canadian Dollar "**CAD**"
4.	Aggregate Nominal Amount:	
	- Tranche:	CAD 500,000,000
	- Series:	CAD 500,000,000
5.	Issue Price of Tranche:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	CAD 100,000 and increments thereafter of CAD 1,000
7	Issue Date and Interest Commencement Date:	2 October, 2006
8.	Maturity Date:	2 October, 2008
9	Interest Basis:	1 month CDOR plus 0.055 per cent. Floating Rate Notes (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of Distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable

(i)	Specified Period(s)/Specified Interest Payment Dates:	Each second (2nd) calendar day of each month from and including the 2 November, 2006 to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s):	Toronto and London
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
(vi)	Screen Rate Determination:	Applicable
	- Reference Rate:	1 month CAD-BA-CDOR **"1 month CAD-BA-CDOR"** means the average rate for deposits in Canadian Dollar for a period of 1 month which appears on the Reuters Screen CDOR Page as of 10.00 a.m., Toronto time on the Interest Determination Date (as defined below).
	- Interest Determination Date(s):	The first day of each Interest Period
	- Relevant Screen Page:	Reuters Screen CDOR page **"Reuters Screen"** means, when used in connection

with any designated page and the Reference Rate, the display page so designated on the Reuters Monitor Money Rates Service (or any successor service thereof), or such other page as may replace that page on that service for the purpose of displaying rates or prices comparable to the Reference Rate.

	(vii) ISDA Determination:	
	- Floating Rate Option:	Not Applicable
	- Designated Maturity:	Not Applicable
	- Reset Date:	Not Applicable
	(viii) Margin(s):	+ 0.055 per cent. per annum
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Act/365
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per Conditions
17	Zero Coupon Note Provisions	Not Applicable
18	Index Linked Interest Note Provisions	Not Applicable
19	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount of each Note:	Redemption at par.
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(g)):	Condition 6(g) applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(a) Form:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Toronto
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	Instalment Amount(s):	Not Applicable
	Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination Not Applicable
30.	Other final terms:	Not Applicable

DISTRIBUTION

31.	(i) If syndicated, names and addresses Managers	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
32.	If non-syndicated, name of relevant Dealer:	Merrill Lynch International
33.	Whether TEFRA D applicable or TEFRA rules not applicable:	TEFRA D
34.	Additional selling restrictions:	See Annex 1

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:...

Duly authorised

PART B – OTHER INFORMATION

1. LISTING:

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 2 October 2006
(iii)	Estimate of total expenses related to admission to trading:	UKLA Tranche Fee £100 Listing Fee £500

2. RATINGS:

Ratings: The Notes have been assigned the following ratings:

S & P:	A+
Moody's:	A1
Fitch:	A+

3. NOTIFICATION:

Not applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE:

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES:

(i)	Reasons for the offer:	See "Use of Proceeds" wording in the Prospectus
(ii)	Estimated net proceeds:	Not Applicable
(iii)	Estimated total expenses:	Not Applicable

6. **YIELD:** (*Fixed Rate Notes only*)

Not Applicable

7. **HISTORIC INTEREST RATES:**

Details of historic CDOR rate can be obtained from Bloomberg.

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING:**

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT:** (*Dual Currency Notes only*)

Not Applicable

10. **TRADEABLE AMOUNTS:**

So long as the Notes are represented by a Global Note and Euroclear/Clearstream so permit, the Notes shall be tradeable in minimum principal amounts of CAD 100,000 and integral multiples of CAD 1,000 (the "Tradeable Amount") in addition thereto.

11. **OPERATIONAL INFORMATION:**

(i)	ISIN Code:	XS0269791298
(ii)	Common Code:	26979129
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg (together with the address of each such clearing system) and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

ANNEX 1

Sales to Professional Investors within Canada

'The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer has represented and agreed that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Dealer has also represented and agreed that it has not and will not distribute or deliver the Prospectus, or any other offering material in connection with any offering of Notes in Canada, other than in compliance with applicable securities laws'

Regulatory Announcement

RECEIVED

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	13:44 18-Oct-06
Number	6618K

RNS Number:6618K
Northern Rock PLC
18 October 2006

Northern Rock plc - Publication of Final Terms

Northern Rock plc has issued €2,000,000,000 Series 5 3.875 per cent. Covered Bonds due October 2011 (the "Covered Bonds") pursuant to its €20,000,000,000 Global Covered Bond Programme (the "Programme").

The following document constitutes the final terms dated 16 October 2006 (the "Final Terms") relating to the issue of the Covered Bonds for the purposes of Article 5.4 of Directive 2003/71/EC and must be read in conjunction with the Prospectus dated 27 September 2006 relating to the Programme (the "Prospectus"). Full information on Northern Rock and the offer of the Covered Bonds is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms have been filed with the UK Listing Authority. To view the Final Terms in full, please paste the following URL into the address bar of your browser.

Final Terms

www.rns-pdf.londonstockexchange.com/rns/6618k_-2006-10-18.pdf

For further information, please contact:

Antony Swalwell, Northern Rock plc

Head of Capital Markets

Tel: +44 (0)191 279 4553

Neither the Prospectus nor the Final Terms is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither the Prospectus nor the Final Terms constitutes an offer of securities for sale in the United States. The Covered Bonds have not been,

and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America. Your right to access this service is conditional upon complying with the above requirement

END

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FINAL TERMS

16 October 2006

Northern Rock plc

Issue of €2,000,000,000 3.875 per cent. Covered Bonds due October 2011 irrevocably and unconditionally guaranteed as to payment of principal and interest by Northern Rock Covered Bond LLP under the €20 billion Global Covered Bond Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 27 September 2006, which constitutes a base prospectus for the purposes of Directive 2003/71/EC (the Prospectus Directive). This document constitutes the Final Terms of the Covered Bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Covered Bonds is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer and at the London office of Citibank N.A..

PART A

	(i)	Issuer:	Northern Rock plc
	(ii)	Guarantor:	Northern Rock Covered Bond LLP
2.	(i)	Series Number:	5
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro
4.	Aggregate Nominal Amount:		
	(i)	Series:	Euro 2,000,000,000
	(ii)	Tranche:	Euro 2,000,000,000
5.	(i)	Issue Price:	99.853 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds (Required only for listed issues):	1,995,460,000
6.	Specified Denominations:		Euro 50,000 with increments of Euro 1,000 thereafter
7.	(i)	Issue Date:	18 October 2006
	(ii)	Interest Commencement Date:	18 October 2006
8.	Final Maturity Date:		18 October 2011
	Extended Due for Payment Date of Guaranteed Amounts corresponding to the Final Redemption Amount under the Covered Bond Guarantee:		18 October 2012
9.	Interest Basis:		3.875 per cent. Fixed Rate 1 month EURIBOR + 0.005 per cent. Floating

			Rate from and including the Final Maturity Date to but excluding the Extended Due for Payment Date (Further details specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:		Applicable, see item 9 above
12.	Put/Call Option:		Not Applicable
13.	(i)	Status of the Covered Bonds:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Method of *distribution:*		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Covered Bond Provisions**		Applicable from the Issue Date to but excluding the Final Maturity Date
	(i)	Rate(s) of Interest:	3.875 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 October in each year up to and including the Final Maturity Date
	(iii)	Fixed Coupon Amount(s):	Euro 1,937.50 per 50,000 in nominal amount and Euro 38.75 per 1,000 in nominal amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual (ISMA)
	(vi)	Determination Date(s):	18 October in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Covered Bonds:	None
16.	**Floating Rate Covered Bond Provisions**		Applicable from and including the Final Maturity Date, to but excluding the Extended Due for Payment Date
	(i)	Specified Period(s)/Specified Interest Payment Date(s):	The 18th day of each month from and including 18 October 2011 to and including the Extended Due for Payment Date
	(ii)	Business Day Convention:	Following Business Day Convention
	(iii)	Additional Business Centre(s):	None
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	Applicable
		- Reference Rate:	1 month EURIBOR
		- Interest Determination Date(s):	Second day on which the TARGET System is open prior to the start of each Interest Period
		- Relevant Screen Page:	Reuters EURIBOR 01
	(vii)	ISDA Determination:	Not Applicable

(viii)	Margin(s):	0.005 per cent. per annum
(ix)	Minimum Rate of Interest	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Covered Bonds, if different from those set out in the Conditions:	Not Applicable

17.	**Zero Coupon Covered Bond Provisions**	Not Applicable
18.	**Index Linked Interest Provisions**	Not Applicable
19.	**Dual Currency Covered Bond Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Issuer Call:**	Not Applicable
21.	**Investor Put:**	Not Applicable
22.	Final Redemption Amount of each Covered Bond:	Euro 50,000 per Covered Bond of Euro 50,000 Specified Denomination and Euro 1,000 per increments of Euro 1,000 Specified Denomination
23.	Early Redemption Amount of each Covered Bond payable on redemption for taxation reasons, on acceleration following an Issuer Event of Default or an LLP Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6(d)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE COVERED BONDS

24.	Form of Covered Bonds:	Bearer Covered Bonds:
	(a) Form:	Temporary Global Covered Bond exchangeable for a Permanent Global Covered Bond which is exchangeable for Bearer Definitive Covered Bonds in definitive form only after an Exchange Event
	(b) New Global Covered Bond:	Yes
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the purposes of Condition 5(f)(i) until the Final Maturity Date the Payment Days shall be a day on which the TARGET System is open.
26.	Talons for future Coupons or Receipts to be attached to Bearer Definitive Covered Bonds (and dates on which such Talons mature):	No
27.	Details relating to Instalment Covered Bonds:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
28.	Redenomination applicable:	Redenomination not applicable
29.	Other final terms:	Not Applicable

DISTRIBUTION

30.	(i) If syndicated, names of Managers:	Deutsche Bank Aktiengesellschaft Dresdner Bank Aktiengesellschaft UBS Limited BNP Paribas, London Branch Danske Bank A/S

			DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Société Générale West LB AG Skandinaviska Enskilda Banken
	(ii)	Date of Subscription Agreement	16 October 2006
	(iii)	Stabilising Manager (if any):	Dresdner Bank Aktiengesellschaft
31	If non-syndicated, name and address of relevant Dealer(s):		Not Applicable
32.	Total commission and concession		0.08 per cent. of the Aggregate Nominal Amount
33.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
34.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Covered Bonds described herein pursuant to the €20,000,000,000 Covered Bond Programme of Northern Rock plc.

RESPONSIBILITY

Each of the Issuer and the LLP accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the LLP:

By:

Duly authorised

15. PUBLICATION OF PROSPECTUS/OFFERING CIRCULAR

82-35026

Regulatory Announcement

Go to market news section

RECEIVED

2007 JAN 11 A 7:21

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	17:04 17-Oct-06
Number	6075K

RNS Number:6075K
Northern Rock PLC
17 October 2006

Northern Rock plc - Publication of Prospectus

The following Prospectus has been approved by the UK Listing Authority and is available for viewing on the website of the London Stock Exchange plc:

Prospectus dated 27 September 2006 relating to the €20,000,000,000 Global Covered Bond Programme of Northern Rock plc.

To view the full document, along with each document incorporated by reference, please paste the following URLs into the address bar of your browser.

Prospectus

www.rns-pdf.londonstockexchange.com/rns/6075k_1-2006-10-17.pdf PLEASE SEE FRONT OF FOLDER

Annual Report and Accounts 2004

www.rns-pdf.londonstockexchange.com/rns/6075k_2-2006-10-17.pdf SENT PREVIOUSLY

Annual Report and Accounts 2005

www.rns-pdf.londonstockexchange.com/rns/6075k_3-2006-10-17.pdf SENT PREVIOUSLY

Unaudited Interim Financial Statements for the period ended 30 June 2006

www.rns-pdf.londonstockexchange.com/rns/6075k_4-2006-10-17.pdf SENT PREVIOUSLY

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This Prospectus is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc

Head of Capital Markets

Tel: +44 (0)191 279 4553

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, the Prospectus on this website does not constitutes an offer of securities for sale in the United States. The Covered Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America.

Your right to access this service is conditional upon complying with the above requirement

This information is provided by RNS
The company news service from the London Stock Exchange

END

16. PUBLICATION OF US PROSPECTUS/

OFFERING CIRCULAR

17. VOTING RIGHTS AND SHARE CAPITAL

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Total Voting Rights
Released	16:25 21-Dec-06
Number	4993O

RNS Number:4993O
Northern Rock PLC
21 December 2006

NORTHERN ROCK PLC

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following:

Northern Rock plc's issued capital consists of 421,226,000 Ordinary Shares of 25 pence each with voting rights. Northern Rock plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in Northern Rock plc is 421,226,000.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Northern Rock plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE

2006

(SEPTEMBER TO DECEMBER)

1. FORM 288A

APPOINTMENT OF DIRECTOR/SECRETARY

2. ANNUAL ACCOUNTS

3. ORDINARY AND SPECIAL RESOLUTIONS

4. FORM 363S

ANNUAL RETURN

Companies House
— for the record —

Company Name
NORTHERN ROCK PLC

363s Annual Return

RECEIVED

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3273685
Information extracted from Companies House records on
21st October 2006

Section 1: Company details

Ref: 3273685/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Northern Rock House Gosforth Newcastle Upon Tyne NE3 4PL**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held The Registry 34 Beckenham Road Beckenham Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **6511** **Central banking**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Colin TAYLOR LLB **Address** 15 The Cedars Whickham Newcastle Upon Tyne NE16 5TH	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Colin TAYLOR LLB ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Adam John APPLEGARTH **Address** Beechwood House The Walled Garden Matfen Northumberland NE20 0RP **Date of birth** 03/08/1962 **Nationality** British **Occupation** Chief Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Adam John APPLEGARTH ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 3273685

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Frank BAKER BSC FCIB **Address** ~~1 Kingswood Avenue High West Jesmond Newcastle Upon Tyne NE2 3NS~~ **Date of birth** 02/05/1953 **Nationality** British **Occupation** Deputy Chief Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 21 Moor Road South Gosforth Newcastle upon Tyne UK Postcode NE3 1NA Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change 17 / 10 / 2006 Date David Frank BAKER BSC FCIB ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robert Frederick BENNETT FCA ACMA CIPFA **Address** The Granary Fogget Farm Hexham Northumberland NE46 1YB **Date of birth** 30/05/1947 **Nationality** British **Occupation** Finance Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Robert Frederick BENNETT FCA ACMA CIPFA ceased to be director (if applicable) __ / __ / ____

Company Number - 3273685

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Keith Mc~~c~~allum CURRIE **Address** 27 Lindisfarne Road Jesmond Newcastle Upon Tyne ~~Tyne & Wear~~ - REMOVE NE2 2HE **Date of birth** 18/07/1956 **Nationality** British **Occupation** Bank Executive	Name McCALLUM ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 27 LINDISFARNE ROAD JESMOND NEWCASTLE UPON TYNE UK Postcode NE2 2HE Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Keith Mccallum CURRIE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nicholas Adam Hodnett FENWICK **Address** 12 Smith Terrace London SW3 4DL **Date of birth** 20/10/1960 **Nationality** British **Occupation** Retailer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Nicholas Adam Hodnett FENWICK ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nichola PEASE **Address** 6 Swan Walk Chelsea London SW3 4JJ **Date of birth** 03/04/1961 **Nationality** British **Occupation** Chief Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Nichola PEASE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael James QUEEN **Address** 25 Broad Highway Cobham Surrey KT11 2RR **Date of birth** 27/09/1961 **Nationality** British **Occupation** Investment Banker	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Michael James QUEEN ceased to be director (if applicable) __ / __ / ____

Company Number - 3273685

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Ian GIBSON CBE **Address** 21 Montagu Avenue Gosforth Newcastle Upon Tyne NE3 4HY **Date of birth** 01/02/1947 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Sir Ian GIBSON CBE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Andy Anne Menze KUIPERS **Address** Spring House Brunton Lane North Gosforth Newcastle Upon Tyne ~~Tyne & Wear~~ NE13 9NT **Date of birth** 24/12/1957 **Nationality** Dutch **Occupation** Bank Executive	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address SPRING HOUSE, BRUNTON LANE NORTH GOSFORTH, NEWCASTLE UPON TYNE UK Postcode NE13 9NT Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Andy Anne Menze KUIPERS ceased to be director (if applicable) __ / __ / ____

Company Number - 3273685

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Doctor Matthew WHITE RIDLEY	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Blagdon Hall Blagdon Seaton Burn Newcastle Upon Tyne ~~Tyne & Wear~~ NE13 6DD	Address BLAGDON HALL BLAGDON, SEATON BURN, NEWCASTLE UPON TYNE
		UK Postcode NE13 6DD
	Date of birth 07/02/1958	Date of birth __ / __ / ____
	Nationality British	Nationality
Particulars of a new Director must be notified on form 288a.	**Occupation** Company Director	Occupation
		Date of change __ / __ / ____
		Date Doctor Matthew WHITE RIDLEY ceased to be director (if applicable) __ / __ / ____

Company Number - 3273685

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Rosemary Anne RADCLIFFE **Address** 22 Lilyville Road Fulham London SW6 5DW **Date of birth** 09/10/1944 **Nationality** British **Occupation** None	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Rosemary Anne RADCLIFFE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Derek WANLESS **Address** Chapters 195 Upper Chobham Road Camberley Surrey GU15 1HA **Date of birth** 29/09/1947 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Sir Derek WANLESS ceased to be director (if applicable) __ / __ / ____

Company Number - 3273685

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	421,226,000	£105,306,500
FOUNDATION	74,333,500	£18,583,375
PREFERENCE	400,000	£100,000

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 495,959,500

Aggregate Nominal Value of issued shares: £123,989,875

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 30/10/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ______ Address ______ ______ ______ UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊			
Name ______ Address ______ ______ ______ UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊			
Name ______ Address ______ ______ ______ UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊			
Name ______ Address ______ ______ ______ UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] ~~(Director /~~ Secretary)

Date 20 / 11 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *30/10/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th October 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JULIE SHIPLEY.

Telephone number *inc code*: 0191 2794139.

Address: NORTHERN ROCK PLC.
NORTHERN ROCK HOUSE, GOSFORTH,
NEWCASTLE UPON TYNE.

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________

Postcode: NE3 4PL.

5. FORM 123

NOTICE OF INCREASE IN NOMINAL CAPITAL

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

RECEIVED

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3273685

Name of company

* insert full name of company

* NORTHERN ROCK PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 26 APRIL 2005 the nominal capital of the company has been increased by £ 25,000,000** beyond the registered capital of £ 179,617,480.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

(**and €25,000,000). The sterling preference shares and the euro preference shares (representing the additional £25,000,000 and €25,000,000 respectively and referred to herein) having, subject to the provisions of the Company's Articles 7.2 and 7.3, the rights set out in Article 8A attached hereto.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date as at 26.4.05

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section | Post room

Notes

The address for companies registered in England and Wales or Wales is :-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland :-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

COMPANY NO: 3273685

THE COMPANIES ACT 1985
COMPANY LIMITED BY SHARES
ORDINARY RESOLUTION
OF

NORTHERN ROCK PLC

AT A GENERAL MEETING OF THE ABOVE-NAMED COMPANY, DULY CONVENED AND HELD AT THE MARRIOTT GOSFORTH PARK HOTEL, HIGH GOSFORTH PARK, NEWCASTLE UPON TYNE, NE3 5HN

ON THE 26TH DAY OF APRIL 2005

THE FOLLOWING RESOLUTION WAS DULY PASSED:-

RESOLUTION NO 15

"THAT THE AUTHORISED SHARE CAPITAL OF THE COMPANY BE AND IS HEREBY INCREASED FROM £179,625,000 TO £204,625,000 AND €25,000,000 BY THE CREATION OF 100,000,000 UNDESIGNATED STERLING PREFERENCE SHARES OF £0.25 EACH (STERLING PREFERENCE SHARES) AND 100,000,000 UNDESIGNATED EURO PREFERENCE SHARES OF €0.25 EACH (EURO PREFERENCE SHARES), HAVING THE RIGHTS SET OUT IN THE REVISED ARTICLES OF ASSOCIATION PROPOSED UNDER RESOLUTION 18".

SIGNED ____________________

SECRETARY

DATE As at 26.4.05

In the Company's Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985;

Articles means the Company's articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

board means the directors or any of them acting as the board of directors of the Company;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

Junior Obligations means in respect of any Relevant Series:

(a) the ordinary shares of the Company;

(b) any other series of Preference Shares issued by the Company ranking junior as to dividends with the Relevant Series; or

(c) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks junior as to payments with the Relevant Series; or

(d) any other instrument issued by the Company ranking junior as to dividends with the Relevant Series.

member means a member of the Company;

office means the registered office of the Company;

paid means paid or credited as paid;

Parity Obligations means in respect of any Relevant Series:

(a) any other series of Preference Shares issued by the Company ranking pari passu as to dividends with the Relevant Series; or

(b) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks pari passu as to payments with the Relevant Series; or

(c) any other instrument issued by the Company ranking pari passu as to dividends with the Relevant Series.

register means either or both of the issuer register of members and the Operator register of members of the Company;and

United Kingdom means Great Britain and Northern Ireland.

Preference Shares

8A.1 All of the Preference Shares shall rank pari passu inter se to the extent that they are expressed so to rank and shall confer the rights and be subject to the limitations set out in this Article 8A. They shall also confer such further rights (not being inconsistent with the rights set out in this Article 8A) as may be attached by the board to any Series (as defined below) of such shares prior to allotment of such series and in particular (but without prejudice to the generality of the foregoing) the board may, pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of larger or smaller amount (and so that the provisions of Articles 50 and 51 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the board has the power under this article to determine any of the rights to be attached to any Series of the Preference Shares, the rights so determined need not be the same as those attached to the Preference Shares which have then been allotted or issued. The Preference Shares, including any class of Preference Shares, may be issued in one or more separate series (each, a ***Series***) and each Series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these Articles. Each of the Preference Shares shall, subject to the terms and conditions of issue as the board may determine prior to the issue of any relevant Series of Preference Shares, confer the following rights as to participation in the profits and assets of the Company, attendance at meetings, voting and, in the case of Redeemable Preference Shares, redemption:

8A.1.1 Income

(a) Preference Shares shall (subject to the further provisions described below) entitle the members holding the same to receive a preferential dividend (hereinafter called the ***Preference Dividend***), payable at such rate or rates (whether fixed or variable) and on such dates (***Preference Dividend Payment Dates***) to be determined by the board before allotment on the amounts from time to time paid up or credited as paid up thereon and on such other terms and conditions as may be determined by the board prior to allotment thereof and in particular (but without prejudice to the foregoing) the board may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative. Unless otherwise determined by the directors prior to allotment, any Preference Dividends on Sterling Preference Shares shall be payable in sterling, and any Preference Dividends on Euro Preference Shares shall be payable in euros. Subject to sub-paragraph (f) below, Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend;

(b) Unless otherwise determined by the board prior to allotment thereof, Preference Shares shall rank as regards participation in profits pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other shares of the Company.

(c) If it shall subsequently appear that any dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the board shall have acted in good faith, the directors shall not incur any liability for any loss

not paid, the holders of shares of the Relevant Series shall have no claim in respect of such shortfall;

if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is expressed to have a cumulative right as regards participation in profits is not paid in full (a ***Preference Dividend Shortfall***) (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any Parity Obligations or Junior Obligations,

until such time as the Preference Dividend Shortfall has been paid or a sum has been set aside for its payment in full.

if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is not expressed to have a cumulative right as regards participation in profits is not paid in full (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any other Parity Obligations or Junior Obligations,

for such period following the relevant Preference Dividend Payment Date as may be designated by the board prior to issue.

the provisions described in this sub-paragraph shall apply if determined by the board prior to allotment of the Relevant Series and then only where the Preference Dividend (including any arrears or deficiency of dividend that are in cumulative form) due on any Preference Dividend Payment Date in respect of any Relevant Series is not paid in its entirety pursuant to sub-paragraph (C) (the ***Relevant Dividend***) and the amounts (if any) standing to the credit of the profit and loss account of the Company together with the amount of the reserves of the Company available for the purpose are sufficient to enable the allotments of additional preferences shares referred to in the further provisions of this sub-paragraph to be made in full:

provided that the Company has sufficient authorised but unissued share capital and that the directors are authorised in accordance with section 80 of the Companies Act 1985 to allot the appropriate amount of relevant securities (for which purposes the directors shall, if necessary, call as soon as practicable a general meeting of the Company at which the appropriate resolutions to create such share capital and to obtain such authority are proposed), each holder of shares of the Relevant Series shall, on the date for payment of the Relevant Dividend had such dividend been paid in cash, be allotted such additional nominal amount of preference shares of the same class, denominated in the same currency and carrying identical rights and limitations as the Relevant Series in question, credited as fully paid, as is equal to an amount determined by multiplying the cash amount of the Relevant Dividend (exclusive of any associated tax credit) that would have been payable to him had such dividend been payable in cash by a factor to be determined by the board prior to allotment of the Relevant Series and rounding the resulting sum down to the nearest integral multiple of £1 (in the case of Sterling Preference Shares) and of €1 (in the case of Euro Preference Shares). A holder of Preference Shares receiving an allotment of additional preference shares in accordance with this sub-paragraph shall not be entitled to receive any part of the Relevant Dividend relating to Relevant Series in cash;

subject to the provisos in sub-paragraph (G)(II) above, for the purpose of paying up preference shares to be allotted on any occasion pursuant to this sub-paragraph, the directors shall capitalise out of the sums standing to the credit of the profit and loss account of the Company and/or to the credit of the Company's reserve accounts (including share premium account) available for the purpose, as the directors may determine, a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and apply the same in paying up in full the appropriate amount of unissued preference shares of that class or classes in question;

the additional preference shares so allotted shall rank pari passu in all respects with the Relevant Series in respect of which the additional preference shares were so allotted, save only as regards participation in the Relevant Dividend; and

the board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions described in this sub-paragraph (G).

(e) if, in the opinion of the board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time to time applicable to the Company under the UK capital adequacy regime then none of such Preference Dividend shall be declared or paid;

(f) In any calendar year, whether or not any Preference Dividend on any particular Preference Shares has been paid in full and notwithstanding any other provision of these Articles, the board may, if it so resolves, pay (or set aside a sufficient sum for payment of) a special dividend (a ***Special Dividend***) not exceeding (in the case of Sterling Preference Shares) one penny per share or (in the case of Euro Preference Shares) one cent per share on any shares in the capital of the Company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this article 8A to any dividend payable on any Preference Shares shall not be treated as including a reference to any

Special Dividend paid on any particular Preference Shares pursuant to this sub-paragraph (f).

8A.1.2 Capital

(a) On a distribution of assets on a winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding Preference Shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company's liabilities, an amount equal to the amount paid up or credited as paid up on the Preference Shares together with such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances). Unless otherwise determined by the board prior to allotment, such amount in respect of Sterling Preference Shares shall be payable in sterling, and such amount in respect of Euro Preference Shares shall be payable in euros.

(b) In addition to the amount repayable on the Preference Shares in accordance with sub-paragraph (a) above there shall be payable a sum equal to the Preference Dividend which would have been payable by the Company in accordance with paragraph (1) above (together, in the case of Preference Shares which are expressed to have a cumulative right as regards participation in profits, with any arrears or deficiency of Preference Dividend), calculated at the annual rate determined by the board before allotment of the Preference Shares in question, in respect of the number of days included in the period commencing with the day following whichever Preference Dividend Payment Date shall most recently have occurred prior to the date of commencement of the winding-up of the Company or return of capital and ending with such date of commencement of winding-up or return of capital, as though such period had been one in relation to which a Preference Dividend would have been payable pursuant to the provisions described in paragraph (1)(a) above and the terms of issue of the Preference Shares in question, but subject always to the provisions described in paragraph (1)(d)(i), (ii) and (iv) above and to the terms on which any particular Preference Shares are issued.

(c) With respect to the amounts payable or repayable under sub-paragraphs (a) and (b) of this paragraph in the event of a winding-up of the Company or return of capital, Preference Shares shall rank pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in surplus assets and otherwise in priority to any other share capital of the Company. Save as may be determined by the board prior to the issue of any particular series of Preference Shares, the holders of Preference Shares shall not be entitled in respect thereof to any further or other right of participation in the assets of the Company upon a winding-up or return of capital.

8A.1.3 Voting

The holders of any series of Preference Shares will only be entitled to receive notice of and to attend any general meeting of the Company:

(1) if the Preference Dividend on the Preference Shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such

dividend periods as the board may prior to allotment determine, in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote upon any resolution proposed thereat; or

(2) if a resolution is proposed at the general meeting:

(i) for, or in relation to, the winding-up of the Company; or

(ii) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares of such series,

in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote only upon such resolution; or

(3) in such other circumstances, and upon and subject to such terms, as the board may determine prior to allotment.

On a show of hands every holder of Preference Shares who is entitled to vote and who (being an individual) is present in person or (being a corporation) is present by representative shall have one vote. On a poll each holder of Preference Shares present in person or by proxy and entitled to vote shall have such number of votes in respect of each Preference Share as the board may determine prior to the allotment of such shares.

8A.1.4 Redemption of Redeemable Preference Shares

(a) The Redeemable Sterling Preference Shares and the Redeemable Euro Preference Shares (together, the ***Redeemable Preference Shares***) shall, subject to the provisions of the Companies Acts and to the other provisions of this paragraph (4), be redeemable at the option of the Company in whole or in part on any day by the Company giving to each of the holders of the Redeemable Preference Shares to be redeemed not less than fourteen days' prior notice in writing (a ***Notice of Redemption***) and by the Company complying with the other requirements of this paragraph (4).

(b) In the case of a partial redemption under sub-paragraph (a) of this paragraph (4) of this article 8A, the Company shall for the purposes of ascertaining the particular Redeemable Preference Shares to be redeemed cause a lot to be drawn at the office (or at such other place as the board may determine) in the presence of the auditors.

(c) A Notice of Redemption shall specify the particular Redeemable Preference Shares to be redeemed, the date fixed for redemption (the ***Redemption Date***), the amount payable in respect of each such Redeemable Preference Share on redemption and the place in the United Kingdom at which documents of title in respect of such Redeemable Preference Shares are to be presented and surrendered for redemption and payment of redemption moneys is to be effected. Upon such presentation and surrender and against the receipt of such holder for the redemption moneys payable in respect of such Redeemable Preference Shares, the Company shall pay to such holder the amount due to him in respect of such redemption and shall cancel the documents of title so delivered. No defect in the

Notice of Redemption or in the giving thereof shall affect the validity of the redemption procedure.

(d) There shall be paid on each Redeemable Preference Share so redeemed the amount paid up or credited as paid up thereon, together (to the extent permitted by the Companies Acts) with any premium paid on issue.

(e) The provisions of this sub-paragraph (e) and the following sub-paragraphs (f) and (h) shall have effect in relation to Redeemable Preference Shares for the time being issued and registered in the Register of Members (***Registered Shares***) and represented by certificates (***Certificates***) and in relation to Redeemable Preference Shares which, in accordance with Article 9, are for the time being issued and represented by a warrant (***Bearer Shares***). Payment by the Company in respect of the amount due on redemption shall be made, in the case of a Redeemable Sterling Preference Share, by a sterling cheque drawn on a bank in London, and, in the case of a Redeemable Euro Preference Share, by a euro cheque drawn on a bank in England or Frankfurt, or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption, by transfer to in the case of a Redeemable Sterling Preference Share, a sterling account maintained by the payee with a bank in London, or in the case of a Redeemable Euro Preference Share, a euro account maintained by the payee with a bank in London or Frankfurt. Such payment will, in the case of a Registered Share, be against presentation and surrender of the relative Certificate at the place or on one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within fourteen days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Redeemable Preference Shares. Such payments will, in the case of a Bearer Share, be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws.

(f) As from the relevant Redemption Date the dividend on the Redeemable Preference Shares due for redemption shall cease to accrue except on any such Redeemable Preference Shares in respect of which, upon the due delivery of the Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, in accordance with sub-paragraphs (c) and (e) above, payment of the redemption moneys due on such Redemption Date shall be improperly withheld or refused in which case the said dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption moneys. Such Redeemable Preference Shares shall not be treated as having been redeemed until the redemption moneys in question together with the accrued dividend

thereon have been paid whereupon such Redeemable Preference Shares shall be treated as having been redeemed.

(g) If the Redemption Date for any Redeemable Preference Share is not, in the case of a Redeemable Sterling Preference Share, a day on which banks in London are open for business and on which foreign exchange dealings may be conducted in London (a ***Sterling Business Day***), or, in the case of a Redeemable Euro Preference Share, a day in which banks in London and Frankfurt are open for business and on which foreign exchange dealings may be conducted in such cities (a ***Euro Business Day***), then payment of the amount payable on redemption will be made on the next succeeding Sterling Business Day or Euro Business Day as the case may be, and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Sterling Business Day or Euro Business Day, as the case may be.

(h) The receipt of the holder for the time being of any Registered Share (or, in the case of joint registered holders, the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified pursuant to sub-paragraph (c) above in respect of the monies payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company in respect thereof.

(i) Upon the redemption or purchase of any Redeemable Preference Shares, the directors may (pursuant to the authority given by the passing of the resolution to adopt this article) consolidate and divide and/or sub-divide the authorised, but unissued, Redeemable Preference Share capital existing as a consequence of such redemption or purchase into shares of a larger or smaller amount (and so that the provisions of articles 50 and 51 shall, where relevant, apply to any such consolidation, division or sub-division).

8A.1.5 Further Shares

(a) Save as provided by the terms of issue of any particular Preference Shares, the Company shall not create or issue any further shares ranking as regards participation in the profits and assets of the Company in priority to the Preference Shares.

(b) Any series of Preference Shares or other shares ranking pari passu in some or all respects with the Preference Shares then in issue may (unless otherwise provided by the terms of issue of the Preference Shares then in issue), without their creation or issue being deemed to vary the special rights attached to any Preference Shares then in issue, either carry rights identical in all respects with such Preference Shares or any of them or carry rights differing therefrom in any respect. Unless otherwise provided by the terms of issue, the rights attaching to any Preference Shares shall not be deemed to be varied or abrogated by the purchase, redemption or cancellation by the Company of any of its shares ranking as regards participation in the profits or assets of the Company pari passu with or after such Preference Shares.

SHARE CAPITAL

Share capital

Erratum: The share capital of the Company on the adoption of these Articles should read £204,617,480

7.1 The share capital of the Company on the adoption of these Articles is £204,625,000 and €25,000,000, divided into 614,000,000 Ordinary Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Ordinary Shares***), 104,469,920 Foundation Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Foundation Shares***), having the rights set out in Article 8 below, and 100,000,000 undesignated sterling preference shares of £0.25 each, and 100,000,000 undesignated euro preference shares of €0.25 euros each (in each case as consolidated or sub-divided from time to time, respectively the ***Sterling Preference Shares***, and the ***Euro Preference Shares*** and together, the ***Preference Shares***), having, subject to the provisions of Articles 7.2 and 7.3 below, the rights set out in Article 8A below.

7.2 The Sterling Preference Shares shall be comprised of two classes of share:

(a) redeemable Sterling Preference Shares (the ***Redeemable Sterling Preference Shares***); and

(b) non-redeemable Sterling Preference Shares (the ***Non-redeemable Sterling Preference Shares***);

In the case of Sterling Preference Shares that are initially created as undesignated Sterling Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Sterling Preference Shares or Non-redeemable Sterling Preference Shares.

7.3 The Euro Preference Shares shall be comprised of two classes of share:

(c) redeemable Euro Preference Shares (the ***Redeemable Euro Preference Shares***); and

(d) non-redeemable Euro Preference Shares (the ***Non-redeemable Euro Preference Shares***);

In the case of Euro Preference Shares that are initially created as undesignated Euro Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Euro Preference Shares or Non-redeemable Euro Preference Shares.

6. FORM 88

RETURN OF ALLOTMENT OF SHARES

82-35026

RECEIVED

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 3273685

Company name in full: Northern Rock plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	06	2006			

Class of shares (ordinary or preference etc)	Preference		
Number allotted	400,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£1,000		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in ish please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Saphir Finance Public Ltd Co. Address: AIB International Centre, International Services Centre Dublin 1, IRELAND UK Postcode	Preference	400,000
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________ Date 29.6.06

~~** A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary
Northern Rock plc
Tel 0191 279 4478
DX number DX exchange

7. FORM 128

STATEMENT OF RIGHTS ATTACHED TO ALLOTTED SHARES

G

WP000

COMPANIES FORM No. 128(1)

Statement of rights attached to allotted shares

128(1)

RECEIVED

82-35026

Please do not write in this margin

Pursuant to section 128(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number 3273685

Name of company

* Insert full name of company

* Northern Rock plc

has allotted shares with rights which:

i. are not stated in the company's memorandum or articles or in any resolution or agreement to which section 380 of the above Act applies, and

ii. are not in all respects uniform with those attached to shares previously allotted.

† delete as appropriate

The class~~(es)~~† of such shares and the date of the first allotment of shares in each class and the rights attached to each class are:

Class of Shares	Date of first allotment
PREFERENCE	29.06.2006
Description of Rights	
See attached	

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed

Designation‡ Company Secretary

Date 29.6.06

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section
Post room

DESCRIPTION OF THE PREFERENCE SHARES

The allotment of preference shares is permitted under the Articles. The terms of, and rights attaching to, the Preference Shares are summarised below.

1. General

The Preference Shares will have a nominal value of £0.25 each and will be issued fully paid for cash. The Preference Shares will be issued in definitive registered form. The Preference Shares will rank *pari passu* and rateably without any preference or priority among themselves and with Parity Obligations and will rank in priority to the ordinary shares of the Bank and other Junior Obligations.

2. Dividends

(i) Each Preference Share shall entitle the holder thereof to receive out of the profits and reserves of the Bank available for distribution and permitted by law to be distributed a non-cumulative preferential dividend (the **Preference Dividend**).

The Preference Shares shall carry no further right to participate in the profits and reserves of the Bank other than the declared Preference Dividend or, subject to paragraph (ix), declared Relevant Proportion.

(ii) Holders of the Preference Shares will rank as regards participation in the profits of the Bank:

- *pari passu* with each other and with Parity Obligations; and
- in priority to holders of the ordinary shares of the Bank and any other Junior Obligations.

(iii) If it shall subsequently appear that any Preference Dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the Board shall have acted in good faith, the Directors shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made.

(iv) In respect of the period from (and including) the Issue Date to (but excluding) the First Call Date, the Preference Dividend shall accrue at a rate of 6.8509 per cent. per annum on the principal amount equal to £1,000 in respect of each Preference Share, which Preference Dividend will be payable, subject as provided below, annually in arrear in sterling on 4 July in each year when, as and if declared by the Board.

In respect of the period from (and including) the Issue Date to (but excluding) the first Preference Dividend Payment Date, the Preference Dividend shall be £69.45 per Preference Share. This represents Preference Dividends accruing from (and including) the Issue Date to (but excluding) 4 July 2007.

The amount of Preference Dividend accruing in respect of any period commencing prior to the First Call Date will be calculated on the basis of (a) the actual number of days in the period from (and including) the date from which such Preference Dividend begins to accrue (the **Accrual Date**) to (but excluding) the date on which it falls due, divided by (b) the actual number of days from (and including) the Accrual Date to (but excluding) the next following Preference Dividend Payment Date.

(v) From (and including) the First Call Date and thereafter, the Preference Dividend shall accrue at a rate, reset quarterly, equal to the aggregate of 1.66 per cent. per annum and LIBOR in respect of the relevant Dividend Period on the principal amount equal to £1,000 in respect of each Preference Share, which Preference Dividend will be payable in quarterly instalments in arrear in sterling on each Preference Dividend Payment Date when, as and if declared by the Board.

The amount of Preference Dividend accruing in respect of any period commencing on or after the First Call Date will be calculated on the basis of the actual number of days elapsed in the relevant period divided by 365 or, in the case of a payment falling due in a leap year, 366.

The Paying Agent shall, upon determining the rate at which the Preference Dividend will accrue pursuant to this paragraph (v), cause such rate, subject to the provisions of paragraphs (vi) to (ix), and the amount payable in respect of the relevant Dividend Period on each Preference Share, to be notified to any stock exchange on which the Preference Shares are listed and give notice in accordance with "*Notices*" below as soon as possible after the Dividend Determination Date, but in no event later than the fourth Business Day thereafter.

(vi) If, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Bank are together insufficient to enable payment to be made of the instalment of the Preference Dividend payable on that date and, if applicable, of any payment payable on such date on any Parity Obligations of the Bank, then the Board shall resolve that none of the said instalments shall be paid or, if sufficient distributable profits and distributable reserves are available and the Board so resolves, the Relevant Proportion of such instalments shall be paid.

(vii) Subject to and notwithstanding the availability of distributable profits and distributable reserves as provided in paragraph (vi), any Preference Dividend is payable only if the Board shall resolve to make payment of such instalment.

If the Board in its sole and absolute discretion resolves prior to any Preference Dividend Payment Date that the Preference Dividend, or part thereof, shall not be paid on that Preference Dividend Payment Date, then, as resolved by the Board, none, or as described under (viii) below the Relevant Proportion only, of such Preference Dividend shall be paid.

The Board shall not be bound to give its reasons for exercising such discretion.

(viii) If, whether by reason of paragraph (vi) or (vii) above or any equivalent article or term of any Parity Obligation, on any Preference Dividend Payment Date Preference Dividends are not paid in full on the Preference Shares or dividends or other distributions are not paid in full on any Parity Obligation, but the Board determines that there are sufficient distributable profits and distributable reserves so as to allow payment in part, the Board may determine, subject to paragraph (ix) to pay the Relevant Proportion of any such Preference Dividend.

(ix) To the extent that any payment of the Relevant Proportion of a Preference Dividend or of the distribution or dividend on any Parity Obligation would otherwise exceed the amount of distributable profits and distributable reserves immediately before such payment, such Relevant Proportion shall not be payable.

(x) If, in the opinion of the Board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time to time applicable to the Bank under the UK capital adequacy regime, then none of such Preference Dividend shall be declared or paid.

(xi) If less than a full Preference Dividend is to be paid, the Bank will notify any stock exchange on which the Preference Shares are listed and give notice in accordance with "*Notices*" below by no later than the tenth Business Day before the relevant Preference Dividend Payment Date. Such notification will specify the amount, if any, of the Preference Dividend that will be paid on such Preference Dividend Payment Date.

The Preference Shares shall carry no further right to participate in the profits and reserves of the Bank other than the declared Preference Dividend or, subject to paragraph (ix), declared Relevant Proportion. If on any occasion an instalment of the Preference Dividend is not paid for the reasons described above in this section "***Dividends***", the holders of the Preference Shares shall have no claim in respect of such instalment.

(xii) In the event that less than the full amount of any Preference Dividend is paid on any Preference Dividend Payment Date, the Bank will not declare and pay any distribution or dividend on any Junior Obligation until the then applicable Dividend Stopper Period has expired.

In the event that no Preference Dividend is paid on any Preference Dividend Payment Date, during the then applicable Dividend Stopper Period, the Bank will not declare and pay any distribution or dividend on, and will procure that no distribution or dividend is declared or paid on, any Parity Obligation.

In the event that the Relevant Proportion of a Preference Dividend is paid on a Preference Dividend Payment Date, during the then applicable Dividend Stopper Period, the Bank will not declare and pay an amount exceeding, and will procure that no amount is declared and paid exceeding, the Relevant Proportion (subject to paragraph (ix) above) of any distribution or dividend on any Parity Obligation.

In the event that no Preference Dividend, or less than the full amount of any Preference Dividend, is paid on any Preference Dividend Payment Date, then, until the end of the Dividend Stopper Period, the Bank will not cancel, redeem, purchase, reduce or otherwise acquire any Junior Obligation or any Parity Obligation.

(xiii) Any Preference Dividend unclaimed after a period of 12 years from the date when it became due for payment shall be forfeited and shall revert to the Bank and the payment by the Board of any unclaimed Preference Dividend or other sum payable on or in respect of a Preference Share into a separate account shall not constitute the Bank a trustee in respect of it.

(xiv) No Preference Dividend or other moneys payable on or in respect of the Preference Shares shall bear interest as against the Bank.

3. Capital

On a winding-up of the Bank or other return of capital by the Bank, the assets of the Bank available to holders of Preference Shares shall be applied:

(a) equally in all respects with the rights against the Bank in such circumstances in respect of Parity Obligations; and

(b) in priority to any payment to the holders of ordinary shares of the Bank and any other Junior Obligation, in payment to the holders of the Preference Shares of a sum equal to the aggregate of £1,000 per Preference Share and Preference Dividends accrued for the then current Dividend Period to the date of the commencement of the winding-up or other such return of capital.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Preference Shares will have no right or claim to any of the remaining assets of the Bank and will not be entitled to any further participation in such winding up or return of capital.

4. Redemption

The Bank may, subject to the Companies Act, to the Articles, to the terms and conditions of the Deed Poll and to the FSA having indicated that it has no objection to such redemption, upon not less than 30 nor more than 60 days' notice, redeem the Preference Shares in whole, but not in part, on the First Call Date and on any Preference Dividend Payment Date thereafter. There shall be paid on each Preference Share so redeemed the aggregate of an amount equal to £1,000 and Preference Dividends accrued from (and including) the immediately preceding Preference Dividend Payment Date to (but excluding) the Redemption Date.

The Bank may, subject to the Companies Act, to the Articles and to the FSA having indicated that it has no objection to such redemption, at any time prior to the First Call Date if a Regulatory Event occurs, upon not less than 30 nor more than 60 days' notice, redeem the Preference Shares in whole, but not in part. The Make-Whole Redemption Price shall be paid on each Preference Share so redeemed. Prior to the publication of any notice of redemption pursuant to the foregoing, the Bank shall deliver to the Paying Agent a certificate signed by two Directors of the Bank that a Regulatory Event has occurred.

In the event that payment of the redemption price in respect of any Preference Share is improperly withheld or refused, the Preference Dividend on such Preference Share shall continue to accrue, at the then applicable rate, from the Redemption Date to the date of payment of such redemption price.

If the due date for payment of any amount of redemption moneys is not a Business Day, then payment of such amount will be made on the next succeeding Business Day, without any interest or payment in respect of such delay, unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Business Day.

The Bank shall as soon as reasonably practicable deliver, or shall procure the delivery of, a copy of the Deed Poll to any holder of Preference Shares and/or any Manager who requests the same.

5. Substitution for Qualifying Tier 1 Securities

The Bank may, subject to the Legislation, to the Articles and to the FSA having indicated that it has no objection to such substitution, at its option, at any time, upon not less than 30 nor more than 60 days' notice, substitute Qualifying Tier 1 Securities for the Preference Shares. Substitution of the Preference Shares shall be effected in such manner as may be authorised or permitted by law and as the Board shall from time to time determine, including by mandatorily applying any redemption price in respect of Preference Shares redeemed in order to effect such substitution to the subscription or purchase on behalf of the holders of the Preference Shares of Qualifying Tier 1 Securities, provided that the Bank has first delivered to the Registrar a certificate signed by two members of the Board certifying that the securities to be issued in substitution for the Preference Shares are, and that an independent investment bank agrees that they are, Qualifying Tier 1 Securities.

6. Purchases

The Bank may at any time purchase, or cause to be purchased for its account, all or any of the Preference Shares, subject to the provisions of the Companies Act, the Articles and the applicable rules of any stock exchange or exchanges on which any of its Preference Shares are listed from time to time, at any price. No purchase of Preference Shares will be made by or on behalf of the Bank without the FSA having indicated that it has no objection to such purchase.

7. Form and Transfer

The Preference Shares will be in definitive registered form. Title to the Preference Shares will, subject to and in accordance with the Articles, pass by transfer and registration on the Register. Each exchange or registration of transfer of Preference Shares will be effected by entry on the Register kept by the Registrar at its office in the UK.

No fee shall be charged on the registration of any instrument of transfer or other instrument relating to or affecting the title to the Preference Shares, but the person requesting such registration will be required to pay any related taxes, stamp duties or other governmental charges.

The Bank will only be affected by, or recognise, a current and absolute right to whole shares. The fact that any share, or part of a share, may not be owned outright by the registered owner is not of any concern to the Bank, for example if a share is held in any kind of trust. The only exception is for any right which is expressly given by the Articles or which the Bank has a legal duty to recognise.

If a shareholder acquires more Preference Shares, he is entitled, without charge, to another certificate for the extra shares. If a shareholder transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance. The Bank does not have to issue more than one certificate for any share, even if that share is held jointly. When the Bank delivers a certificate to one joint shareholder, this is treated as delivery to all of the joint shareholders. The Bank can deliver a certificate to a broker or agent who is acting for a person who is buying the shares, or who is having the shares transferred to him.

Share certificates can be signed by one or more Directors, sealed with the seal and/or printed in any way with a copy of the seal or with a copy of the signature of one or more Directors.

A share certificate will state the number and class of shares and distinguishing numbers (if any) to which it relates and the amount paid up on those shares.

The time limit for the Bank to provide a share certificate under the Legislation is: two months after the allotment of the Preference Shares (or any longer period provided by its terms of issue); two months after a transfer of Preference Shares is presented for registration.

If a shareholder has two or more share certificates for shares of the same class, he can ask the Bank for these to be cancelled and replaced by a single new certificate. The Bank must comply with such request.

A shareholder can ask the Bank for a new certificate if the original is damaged or defaced or said to be lost, stolen, or destroyed. If a certificate has been damaged or defaced, the Bank can require the certificate to be delivered to it before issuing a replacement. If a certificate is said to be lost, stolen or destroyed, the Bank can require satisfactory evidence, and an indemnity, before issuing a replacement. The Directors can require the shareholder to pay the Bank's exceptional out of pocket expenses for issuing any replacement share certificates. Any one joint shareholder can request replacement certificates.

8. Payments

Preference Dividends may be paid by the Bank by crediting any account which the shareholder, or in the case of joint shareholders, the shareholder whose name stands first in the register, has with the Bank, whether in the sole name of such shareholder or the joint names of such shareholder and another person or persons, unless the Bank has received not less than one month's notice in writing from such shareholder or joint shareholders directing that payment be made in another manner permitted by the Articles.

Any such Preference Dividend may also be paid by cheque or warrant sent by post addressed to the shareholder at his registered address or, in the case of joint shareholders, addressed to the shareholder whose name stands first in the register in respect of the shares at his address as appearing in the

register or addressed to such person and at such address as the shareholder or joint shareholders may in writing direct.

Any such dividend may be paid by any bank or other funds transfer system or, if agreed by the Bank, such other means and to or through such person as the holder or joint holders may in writing direct.

Payment in respect of any Preference Dividend into any such bank account shall be made on the relevant Preference Dividend Payment Date. If the due date for payment of any amount of Preference Dividend or redemption moneys is not a Business Day, then payment of such amount will be made on the next succeeding Business Day, without any interest or payment in respect of such delay.

Payment on redemption will be against presentation and surrender of the relative certificate at the place or at one of the places specified in the notice of redemption.

Payments in respect of amounts payable by way of Preference Dividend and on redemption of the Preference Shares will be subject in all cases to any applicable fiscal or other laws and other regulations.

9. Voting

Holders of Preference Shares shall only be entitled to receive notice of and to attend any general meeting of the shareholders of the Bank:

(a) if the Preference Dividend on the Preference Shares has not, at the date of the notice of the general meeting, been paid in full in respect of one Dividend Period ending before the First Call Date or four Dividend Periods ending after the First Call Date, in which case the holders of the Preference Shares shall be entitled to speak and/or vote upon any resolution proposed at that general meeting; or

(b) if a resolution is proposed at the general meeting:

   (i) for, or in relation to, the winding-up of the Bank; or

   (ii) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares,

   in which case the holders of the Preference Shares will be entitled to speak and/or vote only upon such resolution.

At any general meeting of which holders of Preference Shares are entitled to receive notice and at which they may attend, every holder of Preference Shares who is present in person and entitled to vote shall have one vote on a show of hands. On a poll, each holder of Preference Shares present in person or by proxy and entitled to vote shall have one vote in respect of each Preference Share.

10. Further Issues; No Senior Ranking Preference Shares or Preferred Securities, etc.

The Bank may from time to time create and issue further preference shares or preferred securities ranking as regards participation in the profits and/or assets of the Bank *pari passu* with the Preference Shares and so that any such further preference shares or preferred securities may be denominated in any currency.

For so long as the Preference Shares are outstanding, the Bank will not (i) issue any further non-cumulative preference shares or preferred securities or other instruments which by their terms are capable of counting as Tier 1 Capital or (ii) enter into any guarantee or other contractual support undertaking in respect of any non-cumulative preference shares or preferred securities of a subsidiary or other instruments which by their terms are capable of counting as Tier 1 Capital, which, in either case, purport to rank in priority to the Preference Shares as regards participation in the profits and assets of the Bank, unless either:

(a) three quarters in nominal value of such holders of Preference Shares consent in writing to such issue; or

(b) an extraordinary resolution is passed at a meeting of such holders of Preference Shares consenting to such issue.

11. Variation of Rights

The rights attaching to the Preference Shares may, whether or not the Bank is being wound up, be varied or abrogated with the consent in writing of the holders of three-quarters in nominal value of

the Preference Shares in issue, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the Preference Shares.

To every such separate meeting the provisions of the Articles relating to general meetings shall apply but so that the necessary quorum shall be two persons holding or representing by proxy at least one-third of the total nominal value of the Preference Shares in issue. At any adjourned separate meeting such a quorum will be one member or his proxy holding Preference Shares. Any Preference Shareholder present in person or by proxy may demand a poll.

The rights attached to the Preference Shares shall be deemed to be varied by:

(a) the reduction of the capital paid up on the Preference Shares otherwise than by a purchase, redemption or cancellation by the Bank; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by the Preference Shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or junior to, the Preference Shares or by the purchase or redemption, without prejudice to paragraph 2(xii), by the Bank of its own shares; or

(d) the Bank permitting, in accordance with the Uncertificated Securities Regulations 2001, the holding and transfer of title to the Preference Shares of any other class in uncertificated form by means of a relevant system.

12. Notices

Notices given by the Bank will be given by the Registrar on its behalf unless the Bank decides otherwise. A notice may be given by the Bank to any holder by sending it by post to the holder's registered address. Service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, and to have been effected on the day after the letter containing the same is posted. Where a holder's registered address is outside the United Kingdom, all notices shall be sent to him by air mail post.

A notice may be given by the Bank to the joint holders of a Preference Share by giving the notice to the joint holder first named in the Register.

A notice may be given by the Bank to the extent permitted by the Legislation and the UK Listing Authority by electronic communication, if so requested or authorised by the holder, the holder having notified the Bank of an e-mail address to which the Bank may send electronic communications, and having agreed to receive notices and other documents from the Bank by electronic communication. If a holder notifies the Bank of an e-mail address, the Bank may send the holder the notice or other document by publishing the notice or other document on a website; and notify the holder by e-mail that the notice or other document has been published on the website. The Bank must also specify the address of the website on which it has been published, the place on the website where the notice may be accessed and how it may be accessed, and where the notice in question is a notice of a meeting, the notice must continue to be published on that website throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Bank to prevent or avoid.

In addition, for so long as the Preference Shares are listed and admitted to trading on any stock exchange, notices shall be given in accordance with any requirements of such exchange.

13. Registrar and Paying Agent

The Bank's company secretarial department will maintain the Register and the Bank will act as Registrar and Paying Agent.

14. Governing Law

The creation and issue of the Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, English law.

15. Definitions

Articles means the articles of association of the Bank, as in effect from time to time.

Bank means Northern Rock plc.

Board means the directors of the Bank or any of them acting as the board of directors of the Bank.

Business Day means a day on which banks in London are open for business and on which foreign exchange dealings may be conducted in London.

Companies Act means the Companies Act 1985.

Deed Poll means the deed poll granted by the Bank in relation to redemption of the Preference Shares dated on or about 26 June 2006.

Dividend Determination Date means, in relation to each Dividend Period commencing on or after the First Call Date, the first day of such Dividend Period.

Dividend Period means the period from (and including) a Preference Dividend Payment Date (or the Issue Date) to (but excluding) the next succeeding Preference Dividend Payment Date.

Dividend Stopper Period means, with respect to any Preference Dividend Payment Date or the equivalent term in respect of any Parity Obligation, one calendar year from and including the earlier of the date (i) on which a full instalment of Preference Dividends is not paid or (ii) on which a full scheduled dividend or distribution on any Parity Obligation has not been paid.

First Call Date means 4 July 2016.

FSA means the Financial Services Authority and any successor regulatory authority that may succeed to the bank regulatory functions of the Financial Services Authority.

Issue Date means 29 June 2006.

Junior Obligations means:

(i) the ordinary shares of the Bank; or

(ii) any other series of preference shares issued by the Bank ranking junior as to dividends with the Preference Shares; or

(iii) any security issued by a subsidiary of the Bank which benefits from a guarantee or other contractual support undertaking of the Bank which guarantee or contractual support undertaking ranks junior as to dividends or other income distributions with the Preference Shares; or

(iv) any other instrument issued by the Bank ranking junior as to dividends or other income distributions with the Preference Shares.

Legislation means the Companies Act 1985 and all other laws and regulations applying to the Bank.

LIBOR means, in relation to a Dividend Period, the offered rate for three month deposits in sterling as at 11.00 a.m. London time on the related Dividend Determination Date appearing on the display designated as page "LIBOR01" on the Reuters Service (or such other page or service as may replace it for the purpose of displaying such information) as determined by the Paying Agent.

Make-Whole Redemption Price means, in respect of each Preference Share, (a) £1,000 or, if redemption occurs before the First Call Date and this is higher, (b) the price, expressed as a percentage (rounded to four decimal places, 0.00005 being rounded upwards), at which the gross redemption yield (as calculated on the basis set out by the United Kingdom Debt Management Office in the paper **Formulae for Calculating Gilt Prices from Yields** page 4, Section One: Price/Yield Formulae Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date (published 8/6/1998)) on the Preference Shares, if they were to be purchased at such price on the third dealing day prior to the Redemption Date, would be equal to the gross redemption yield on such dealing day of the Reference Bond plus 0.75 per cent. on the basis of the middle market price of the Reference Bond prevailing at 11.00 a.m. (London time) on such dealing day as determined by a leading investment or commercial bank appointed by the Bank for such purpose, together in the case of (a) or (b) with any Preference Dividends accrued since the immediately preceding Preference Dividend Payment (or Issue Date if no Preference Dividend Date has occurred).

Manager means each of Barclays Bank plc and Lehman Brothers International (Europe).

Parity Obligations means:

(i) any other series of preference shares issued by the Bank ranking *pari passu* as to dividends with the Preference Shares; or

(ii) any security issued by a subsidiary of the Bank which benefits from a guarantee or other contractual support undertaking of the Bank which guarantee or contractual support undertaking ranks *pari passu* as to dividends or other income distributions with the Preference Shares; or

(iii) any other instrument issued by the Bank ranking *pari passu* as to dividends or other income distributions with the Preference Shares.

Paying Agent means the Bank or any other entity appointed by it and notified by the Bank to the holders of the Preference Shares to perform the function of Paying Agent in respect of the Preference Shares.

Preference Dividend has the meaning set out in paragraph 2(i) above.

Preference Dividend Payment Date means 4 July in each year from (and including) the Issue Date to (and including) the First Call Date and thereafter means 4 January, 4 April, 4 July and 4 October in each year, save where any quarterly Preference Dividend Payment Date would otherwise fall on a day which is not a Business Day, it shall be postponed to the next day which is a Business Day unless it would then fall into the next calendar month, in which event the Preference Dividend Payment Date shall be brought forward to the immediately preceding Business Day.

Preference Shares means the £400,000,000 in aggregate value of Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares issued on the Issue Date.

Qualifying Tier 1 Securities means securities, whether debt, equity or otherwise, issued directly or indirectly by the Bank that:

(i) in the reasonable opinion of an independent investment bank appointed by the Bank, have terms not materially less favourable to a holder of Preference Shares than the terms of the Preference Shares, provided that they shall:

(1) include a ranking at least equal as to dividends or other income distributions and as to participation in assets to that of the Preference Shares,

(2) have the same dividend or distribution rate or rate of return and dividend payment dates from time to time as those applying to the Preference Shares,

(3) have the same redemption dates as the Preference Shares,

(4) be issued in an amount at least equal to the total number of the Preference Shares each in a principal amount of £1,000,

(5) comply with the then current requirements of the FSA in relation to non-innovative Tier 1 Capital, and

(6) preserve any existing rights under the Preference Shares to any accrued Preference Dividend which has not been paid in respect of the period from (and including) the Preference Dividend Payment Date last preceding the substitution date to (but excluding) the substitution date; and

(ii) are listed on a recognised investment exchange (as defined in the Financial Services and Markets Act 2000).

Redemption Date means the date on which the Preference Shares are called for redemption in accordance with paragraph 4 above.

Reference Bond means, in relation to any calculation of the Make-Whole Redemption Price, the United Kingdom's 4.75 per cent. Treasury Stock due September 2015, or if such security is no longer in issue or is no longer used in the pricing of bonds with a maturity falling near the First Call Date, such other United Kingdom government security as the Bank may, with the advice of the Reference Dealers, determine to be appropriate for determining the Make-Whole Redemption Price.

Reference Dealers means three brokers of gilts and/or gilt-edged market makers selected by the Bank, or such other three persons operating in the gilt-edged market as are selected by the Bank.

Register means the Bank's register of members.

Registrar means the Bank or any other entity appointed by it and notified by the Bank to the holders of the Preference Shares to perform the function of Registrar in respect of the Preference Shares.

Regulatory Event means a decision by the FSA that securities of the nature of, and including, the Preference Shares can no longer qualify as Tier 1 Capital.

Relevant Proportion means in relation to any partial payment of a Preference Dividend on a Preference Share, a fraction of which the numerator is an amount set at the absolute discretion of the Board being no more than distributable profits and distributable reserves as of the most recently available audited accounts for the previous financial year of the Bank or interim accounts for the previous half year of the Bank on the first day of the relevant Dividend Stopper Period and the denominator is the sum of (i) the amount originally scheduled to be paid on the Preference Shares during the Dividend Stopper Period (on the basis for any period following the First Call Date that LIBOR will remain unchanged during such period) and (ii) the aggregate of distributions or dividends originally scheduled (also disregarding for such purpose possible movements in interest rates or any other fluctuating benchmark used in calculating such distribution or dividend) to be payable in respect of Parity Obligations during the Dividend Stopper Period, converted where necessary into sterling.

seal means the common seal of the Bank and includes any official seal kept by the Bank by virtue of section 39 and 40 of the Companies Act.

Tier 1 Capital has the meaning given to it in the FSA's Integrated Prudential Sourcebook (as amended from time to time) or any successor publication replacing such guide or is issued capital of the Bank regardless of name or designation which is otherwise treated as tier 1 capital by the FSA.